Filed by CSR plc Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No: 333-173590

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, JAPAN OR CANADA.

THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under FSMA, if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Existing Ordinary Shares, please send this document, together with any accompanying documents, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee. However, the distribution of this document and any accompanying documents into certain jurisdictions other than the United Kingdom may be restricted by law. Therefore persons into whose possession this document and any accompanying documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises a prospectus relating to the New Ordinary Shares prepared in accordance with the Prospectus Rules, has been filed with the Financial Services Authority and made available to the public as required by Rule 3.2 of the Prospectus Rules.

Application will be made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange, respectively. It is expected that, subject to the Conditions being satisfied or, where appropriate, waived, Admission will become effective and dealings on the London Stock Exchange in the New Ordinary Shares will commence at 8.00 a.m. (London time) on 31 August 2011. Application has been made for the CSR ADSs to be listed on The NASDAQ Stock Market and it is expected that, subject to the Conditions being satisfied or, where appropriate, waived, ADS Admission will become effective and dealings on The NASDAQ Stock Market in the CSR ADSs will commence at 8.00 a.m. (Eastern Daylight time) on 31 August 2011.

YOU SHOULD READ THE WHOLE OF THIS DOCUMENT, ANY ACCOMPANYING DOCUMENTS AND ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. IN PARTICULAR, YOUR ATTENTION IS DRAWN TO THE SECTION HEADED “RISK FACTORS” IN THIS DOCUMENT.

CSR plc

(incorporated and registered in England and Wales, No. 04187346)

Proposed issue of up to 49,500,000 New Ordinary Shares in the Company in connection with the proposed merger with Zoran Corporation

Application for the admission to listing on the premium segment of the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange of the New Ordinary Shares

Sponsored by J.P. Morgan Cazenove

J.P. Morgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for CSR as sole sponsor and joint financial adviser in connection with the production of this document, the Transaction and Admission and is not advising, or acting for, any other person and will not be responsible to any person other than CSR for providing the protections afforded to the clients of J.P. Morgan Cazenove or for providing advice in relation to the Transaction, Admission or any matters or arrangements referred to or contained in this document.

N M Rothschild & Sons Limited is acting as joint financial adviser to CSR plc and no one else in connection with the Transaction and/or Admission and will not be responsible to anyone other than CSR plc for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in connection with the Transaction, Admission or any matters referred to in this document.

Apart from the responsibilities, if any, which may be imposed on J.P. Morgan Cazenove or N M Rothschild & Sons Limited by FSMA or the regulatory regime established thereunder, J.P. Morgan Cazenove and N M Rothschild & Sons Limited do not accept any responsibility whatsoever nor make any representation or warranty, express or implied, for or in respect of the contents of this document, including its accuracy or completeness, or for any other statement made or purported to be made by them, or on behalf of them, in connection with the Company, the Transaction and/or Admission.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY ANY NEW ORDINARY SHARES OR EXISTING ORDINARY SHARES OR OTHER SECURITIES TO ANY PERSON IN THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL AND IS NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, JAPAN, CANADA AND WHERE RESTRICTED BY LAW EXCEPT AS DETERMINED BY CSR PLC IN ITS SOLE DISCRETION AND PURSUANT TO APPLICABLE LAWS.

The New Ordinary Shares have not been, and will not be, registered under the applicable laws of any Restricted Jurisdiction other than the US. Accordingly, the New Ordinary Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction other than the US or to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction other than the US. Any public offering of securities to be made in the United States will be made only by means of a separate prospectus that may be obtained from CSR and that will contain detailed information about CSR and its management, as well as financial statements, in each case, that are included in the Form F-4 filed by CSR with the SEC. Copies of this prospectus are not being, and should not be, distributed in or sent into the United States.

The offering of the New Ordinary Shares and CSR ADSs to Zoran Shareholders will be registered with the SEC under the US Securities Act of 1933. For this purpose, CSR has publicly filed the Form F-4. This document is not part of the offering. Before making any voting or investment decision, Zoran Shareholders are urged to read the proxy statement/prospectus that is a part of the Registration Statement on Form F-4 and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the Transaction and the other matters being considered at the Zoran Special Meeting. In particular, Zoran Shareholders should pay careful attention to the section of the Form F-4 entitled “Risk Factors” beginning on page 29 of the Form F-4. Investors and shareholders will be able to obtain, without charge, a copy of the proxy statement/prospectus that is a part of the Registration Statement on Form F-4, as well as other relevant documents containing important information about CSR plc and Zoran Corporation at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC.

NO INCORPORATION OF WEBSITE INFORMATION

Without limitation, except as expressly provided in Part XV (Documentation Incorporated by Reference), the contents of the websites of CSR plc and Zoran Corporation do not form part of this document.

THE CONTENTS OF THIS DOCUMENT ARE NOT TO BE CONSTRUED AS LEGAL, BUSINESS, FINANCIAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN LEGAL ADVISER, BUSINESS ADVISER, FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, BUSINESS, FINANCIAL OR TAX ADVICE.

Capitalised terms have the meanings ascribed to them in the section of this document entitled “Definitions”.

Dated 4 August 2011

SUMMARY

THE FOLLOWING INFORMATION IS EXTRACTED FROM, AND SHOULD BE READ AS AN INTRODUCTION TO, AND IN CONJUNCTION WITH, THE FULL TEXT OF THIS DOCUMENT.

Any investment decision relating to the Combined Company or the Transaction should be based on consideration of this document as a whole (including any documents accompanying this document and the documents incorporated by reference). Where a claim relating to the information contained in this document is brought before a court in a member state of the European Economic Area, the claimant may, under the national legislation of such state where the claim is brought, be required to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary including any translations of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with other parts of this document.

1.	Introduction

On 21 February 2011, the boards of CSR and Zoran announced they had entered into a definitive merger agreement which provided that, subject to approval of Zoran Shareholders and CSR Shareholders and other Conditions, Merger Sub, a wholly-owned subsidiary of CSR, will be merged with and into Zoran and Zoran, as the surviving corporation, will become a wholly-owned subsidiary of CSR.

On 17 June 2011, the boards of the two companies announced they had agreed to amended terms for the Transaction. In connection with the Transaction, Zoran Shareholders will receive US$6.26 in cash, without interest, and 0.589 New Ordinary Shares, in the form of ADSs that will be listed on The NASDAQ Stock Market, for each Zoran Share held immediately prior to Completion. Each CSR ADS will represent four New Ordinary Shares. At 16 June 2011, the last Business Day before the announcement of the Revised Terms, this entitlement represented a value of US$9.19 per Zoran Share or a total consideration of US$484 million (approximately £300 million)1. Following Completion, it is expected that Zoran Shareholders will own approximately 17 per cent. of the Combined Company on a fully diluted basis2.

The Transaction is subject to a number of Conditions, including approval by CSR Shareholders and Zoran Shareholders at the Shareholder Meetings and the expiration or termination of the waiting period under the Hart-Scott-Rodino Act. The waiting period under the Hart-Scott-Rodino Act with respect to the Transaction was terminated on 24 March 2011.

It is expected that the Transaction will be completed shortly after the Shareholder Meetings.

The CSR Board considers that the Transaction is in the best interests of CSR Shareholders as a whole. The CSR Board unanimously recommends that CSR Shareholders vote in favour of the Transaction and the other resolutions to be proposed at the CSR General Meeting, as set out in the Notice of General Meeting.

As stated in the “The Merger - Recommendation of Zoran’s Board of Directors: Zoran’s Reasons for the Merger” section of the Form F-4, the Zoran Board has determined that the Amended and Restated Merger Agreement and the Transaction are in the best interests of Zoran and the Zoran Shareholders and has recommended that Zoran Shareholders vote in favour of the adoption of the Amended and Restated Merger Agreement at the Zoran Special Meeting.

2.	Information on CSR and Zoran

2.1	CSR

CSR is a leading provider of multifunction connectivity, audio and location platforms. CSR’s technology portfolio includes Bluetooth, GPS and GNSS, FM Radio, Wi-Fi, Audio and NFC.

CSR is headquartered in Cambridge, the United Kingdom, and has offices in Europe, Asia and North America. As at 1 July 2011, CSR employed 1,625 people.

[1]	Based on the closing price of 308.1 pence per Existing Ordinary Share and the closing price of US$7.20 per Zoran Share and a US dollar to Sterling exchange rate of $1.6147:£1 on that day.
[2]

Assuming: (i) the exercise of all outstanding ‘in the money’ options and awards of CSR at the CSR share price, calculated according to the treasury method, and (ii) the exercise of all Zoran outstanding ‘in the money’ options and restricted stock units, at the implied entitlement value for each Zoran Share, calculated according to the treasury method, each as at 2 August 2011 (the latest practicable date prior to publication of this document).

2.2	Zoran

Zoran is a leading provider of solutions for the digital entertainment and digital imaging markets. Zoran has pioneered high-performance digital audio and video, imaging applications and Connect Share Entertain™ technologies for the digital home.

On 30 November 2010, Zoran completed the acquisition of Microtune for a transaction equity value of approximately US$162 million. Microtune is a pioneer in the development and deployment of silicon tuners, a technology that is complementary and synergistic to Zoran’s strategic objectives in both the set-top box and DTV markets.

Zoran is headquartered in Sunnyvale, California, with operations in Europe, Asia and Israel. As of 30 June 2011, it employed 1,436 people.

3.	Background to and reasons for the Transaction

The Transaction represents a further important step in CSR’s strategic development, creating a global leader in wireless connectivity, location-aware products, imaging and video and audio technology.

The Transaction is expected to:

•	strengthen and diversify CSR’s business with Zoran’s complementary products, technology, expertise and attractive customer relationships;

•

create new growth opportunities by increasing CSR’s scale and addressable market, enabling the Combined Company to unlock and potentially expand the growing area of next-generation connected devices with innovative high quality audio-visual content technologies for use in the home, the office, the car or otherwise on the move;

•	reduce the time to market for new products, while increasing the value to customers through combining technologies and expertise; and

•	generate attractive financial results.

CSR expects to generate run rate cost synergies of US$50 million across the Combined Company by the end of the first quarter 2012, whilst continuing investment in the combined technology pipeline. One-off charges relating to overall integration and realisation of cost synergies are expected to total approximately US$50 million. Of the targeted savings, US$35 million of synergies are expected from a reduction in operating expenditure and US$15 million of synergies from a reduction in cost of goods sold. These synergies are in addition to the ongoing US$30 million cost reductions already undertaken at Zoran.

In addition, CSR expects to achieve further identified “rightsizing” savings at an annual run rate of US$20 million. Both cost synergies and rightsizing savings are expected to be achievable by the end of the first quarter 2012 based upon extensive integration planning.

As a result of these expected actions of the Combined Company and the actions Zoran is already undertaking on a standalone basis, the net increase in CSR’s run rate operating costs compared to CSR on a standalone basis is expected to be approximately US$175 million by the end of first quarter of 2012, compared to the first quarter 2011 Zoran run rate of approximately US$260 million.

Importantly, taking into account the full run rate of the expected cost synergies and identified rightsizing savings, as well as the ongoing cost savings at Zoran, the Transaction is expected to provide more than 15 per cent. EPS accretion in 2012 before any incremental revenue synergies and one-off costs.

4.	The Amended and Restated Merger Agreement

The Amended and Restated Merger Agreement sets out the terms of the Transaction, including the Conditions, certain termination rights, a description of the circumstances in which a termination fee of US$8.6 million (subject to possible adjustment for VAT) may become payable by either party (or a termination fee of US$12.7 million (subject to possible adjustment for VAT) may become payable by Zoran to CSR), mutual representations and warranties and various covenants relating to the operation of the businesses of CSR and Zoran during the period until Completion.

5.	Financial effects of the Transaction

On a pro forma basis and assuming the Transaction had completed on 31 December 2010, the Combined Company would have had net assets of $912 million (based on the consolidated net assets of CSR and Zoran as at 31 December 2010). On the same basis, the Combined Company would have treasury deposits, investments, cash and cash equivalents of $370 million and no bank debt. The combined pro forma gross margin for the year ended 31 December 2010, assuming the Transaction took place on 2 January 2010, is approximately 48 per cent.

The Transaction will increase CSR’s revenue by around 50 per cent. at a gross margin of more than 50 per cent. The Combined Company’s increased scale, diversity and balance sheet strength will enhance its business model and will offer greater flexibility than CSR as a standalone company.

6.	Current trading, trends and prospects

On 27 July 2011, CSR published its unaudited results for the second quarter of 2011 and half year ended 1 July 2011, reporting revenues of $193.9 million, in line with the guidance given at the time of the release of results for the first quarter of 2011, and an underlying operating profit of $24.2 million.

CSR’s business has been resilient in the second quarter: CSR continues to execute successfully against its strategy of diversifying its revenue base and it continues to extend its product portfolio and customer base, and CSR believes that its move to the 40nm node will increase its competitiveness. During the second quarter, CSR demonstrated its next-generation 40nm location platform with multi Global Navigation Satellite Systems (GNSS) capability, reached the final stages of development of its Bluetooth/Wi-Fi combo chip and taped-out (meaning that, the manufacturing database has been sent to the foundry) its next generation RF companion chip for its SOCs. CSR also tested its first 40nm NFC IP during the second quarter.

7.	Board of the Combined Company

Following Completion, Dr Levy Gerzberg will be invited to join the CSR Board as a non-executive director. The CSR Board will continue to be chaired by Ron Mackintosh and headed by CSR’s current chief executive officer Joep van Beurden. Will Gardiner, CSR’s current chief financial officer, will continue in this role in the Combined Company.

8.	Admission

Application will be made to the UK Listing Authority and the London Stock Exchange for the New Ordinary Shares to be admitted to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange. Subject to satisfaction of the Conditions, the Transaction will become effective and Admission will occur simultaneously. It is expected that the New Ordinary Shares will commence trading on the London Stock Exchange at 8.00 a.m. on 31 August 2011.

Application has been made for the CSR ADSs to be listed on The NASDAQ Stock Market, and it is expected that, subject to the Conditions to the Transaction being satisfied or, where appropriate, waived, ADS Admission will become effective and dealings on The NASDAQ Stock Market in the CSR ADSs will commence at 8.00 a.m. (Eastern Daylight time) on 31 August 2011.

9.	Risk factors

Risks Related to the Transaction

•	CSR may experience difficulties in integrating Zoran’s business, products and customer base with its own.

•	CSR may not achieve the cost synergies it anticipates.

•	The Transaction is being challenged by stockholder class action lawsuits.

•	Absent receipt of a ruling or exemption, Zoran Shareholders will generally be subject to Israeli tax withholding on the Transaction Consideration.

•	The Transaction may result in a loss of customers or strategic alliances.

•	Third parties may terminate or alter existing contracts with Zoran.

•	The value of the Transaction Consideration payable by CSR may decline.

•	The Transaction may be completed even if CSR or Zoran has experienced a material adverse change.

•	During the pendency of the Transaction, CSR and Zoran may be prevented by the Amended and Restated Merger Agreement from entering an attractive merger or business combination with another party.

Risks Related to the Combined Company

In relation to the Combined Company:

•	it may fail to anticipate key technological customer and market requirements on an accurate and timely basis.

•	its technologies could be integrated into other integrated circuits, decline in importance or be superseded by superior technologies.

•	the average selling prices of its products are likely to decrease rapidly.

•

it may fail to (i) develop new products on a timely basis, (ii) secure new orders with or develop new markets for its new technologies, and (iii) timely deliver products that have the desired performance or features.

•	it will be subject to risks associated with the transition to smaller geometry process technologies.

•	the third party foundries and subcontractors on whom it will rely may be unable to meet the requirements of the business.

•	it depends on limited numbers of suppliers for some critical components.

•	errors, defects or bugs in its products could result in claims from customers.

•	it will be highly reliant upon the success of its customers’ products is not and will rely on a few large customers for a significant portion of its revenue.

•	it is not protected by long-term contracts with its customers

•	financial difficulties or failure of its distributors could cause financial loss to the Combined Company.

•	if it is unable to protect its commercially sensitive information, its reputation could be harmed and its ability to conduct business could be impacted.

•	it may continue to be subject to claims that it infringes third party IPR, as CSR and Zoran have in the past.

•	the defence of IP claims could result in significant costs and harm to its reputation.

•	if it is unsuccessful in defending any challenge to its IPRs, its reputation and operating results could be seriously harmed.

•	it may incur indemnity obligations under its contracts with customers.

•	it may fail or be unable to obtain sufficient IP protection of its proprietary technology.

•	loss of key employees or failure to equip employees could hurt its competitive position.

•	it will rely on IT and automated systems to conduct its business.

•	it may fail to compete successfully in a very competitive market.

•	international economic, political and other risks may harm its results of operations.

•	the natural disaster and related nuclear accident in Japan in March 2011 could disrupt the operations of it and its customers.

•	its business is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns.

•	it will be subject to foreign currency exchange risks.

•	depressed economic conditions may continue to adversely affect its financial performance.

•	it may not accurately forecast demand for its products.

•	its revenue and operating results are affected by a wide variety of factors, making them difficult to predict.

Risks Related to Zoran

•	Zoran has been loss-making for each of the past three financial years to 31 December 2010.

•	The Combined Company’s business and future operating results could be adversely affected by events that occur in the Middle East.

•	Regulation of the products of Zoran’s customers could impair the Combined Company’s ability to compete.

Risks Related to CSR Ordinary Shares and CSR ADSs

•	CSR may be treated as a PFIC.

•

Shareholders in countries other than the UK may (i) suffer dilution in the future and (ii) have difficulty in effecting service of process on CSR or its directors in the US or in enforcing foreign law in the UK.

•	The rights of CSR Shareholders will be governed by English law and differ from the rights of stockholders under US law.

•	The market value of CSR ADSs and dividends may be adversely affected by exchange rate fluctuations.

•	The market price of Ordinary Shares is, and CSR ADSs is also expected to be, volatile.

•	Sales of a significant number of CSR ADSs that Zoran Shareholders receive in the Transaction may depress the market price of Ordinary Shares and CSR ADSs.

•	The offering may not result in an active or liquid market for CSR ADSs.

•	Liquidity in the market for CSR securities may be adversely affected by CSR’s maintenance of two exchange listings.

•	Holders of CSR ADSs may not have the same voting rights as the holders of Ordinary Shares.

RISK FACTORS

All the information set out in this document should be carefully considered, in particular those risks described below.

A number of factors affect the operating results, financial condition and prospects of the CSR Group and the Zoran Group and, following Completion, will affect the Combined Company. The risks and uncertainties described below represent those known to the Directors and the Proposed Director as at the date of this document which the Directors and the Proposed Director consider to be material. However, these risks and uncertainties are not the only ones facing the CSR Group and the Zoran Group and which will, after Completion, face the Combined Company; additional risks and uncertainties not presently known to the Directors or the Proposed Director, or that the Directors or the Proposed Director currently consider to be immaterial, could also impair the business of the CSR Group and the Zoran Group and may impair the business of the Combined Company in the future. In addition, as a result of the Transaction, the risks identified below may be further aggravated. If any or a combination of these risks actually occurs, the business, financial condition, operating results and prospects of the CSR Group, the Zoran Group and, after Completion, the Combined Company could be materially and adversely affected. In such case, the market price of the Ordinary Shares and the CSR ADSs could decline and, as a result, investors may lose all or part of their investment.

1.	Risks Related to the Transaction

CSR may experience difficulties in integrating Zoran’s business with its existing businesses.

The Transaction involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

•	the necessity of coordinating and consolidating organisations, systems and facilities that are geographically distant and in different countries;

•	the task of integrating the management and personnel of CSR and Zoran, maintaining employee morale and retaining and incentivising key employees; and

•	the technical challenges associated with the combination of Zoran’s technologies with CSR’s own technologies.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the Combined Company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the Transaction and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial conditions or prospects of the Combined Company after the Transaction. Moreover, if management is unable to successfully integrate the operations of the two companies, the anticipated benefits of the Transaction may not be realised.

CSR may experience difficulties in integrating Zoran’s products and customer base with its own.

The Combined Company may fail to integrate Zoran’s technology into CSR products or Zoran products into the CSR customer base, and vice versa, and/or such integration may not occur at the speed or to the extent that CSR and Zoran might anticipate. For example, plans to integrate Zoran’s camera technology with CSR’s existing products for application in mobile devices or to sell integrated solutions into the automotive sector may prove to be more difficult or take longer than envisaged. The anticipated benefits of the Transaction are dependent on the reaction of the markets and the customers of CSR and Zoran and other factors over which the Combined Company has no control. If the Combined Company is unable to successfully integrate the two companies’ products and customer bases, the business, results of operations, financial conditions or prospects of the Combined Company could be affected and the anticipated benefits of the Transaction may not be realised.

CSR may not achieve the cost synergies and rightsizing savings it anticipates.

The Combined Company may fail to achieve the cost synergies and rightsizing savings that CSR anticipates achieving from the Transaction. In particular, the Combined Company’s ability to successfully realise cost synergies and rightsizing savings and the timing of this realisation may be affected by a variety of factors, including but not limited to:

•	its broad geographic areas of operations and the resulting potential complexity of integrating CSR’s and Zoran’s operations;

•	the difficulty of implementing its cost savings plans;

•	the technical challenges associated with the combination of Zoran’s technologies with CSR’s own technologies; and

•	unforeseeable events, including major changes in the industries in which CSR and Zoran operate.

If the cost synergies and rightsizing savings that CSR expects are not realised or are delayed, the Combined Company’s results of operations and the market price of Ordinary Shares and CSR ADSs would be adversely affected.

The Transaction is being challenged by stockholder class action lawsuits that have been filed against CSR, Zoran and Merger Sub.

Purported class action lawsuits are frequently filed in response to merger announcements. CSR, Zoran, Merger Sub and certain of the directors of Zoran are currently defending against several lawsuits in Delaware and California related to the proposed Transaction. See paragraph 16.1 of Part III (Information on CSR) and paragraph 16.4 of Part IV (Information on Zoran) for further details.

Several plaintiff’s law firms have announced investigations of Zoran concerning possible breaches of fiduciary duty and other violations of law, and it is possible that one or more of these or other law firms could initiate additional litigation against CSR, Zoran, Merger Sub and certain of the directors of Zoran. These lawsuits may require CSR, Zoran, Merger Sub and certain of the directors of Zoran to incur substantial legal fees and expenses, could create additional uncertainty relating to the proposed Transaction and could be distracting to the management of the Combined Company.

Zoran Shareholders may be subject to Israeli capital gains tax in connection with the Transaction and absent receipt of a ruling or exemption, will generally be subject to Israeli tax withholding on the gross consideration received in the Transaction.

As a consequence of the Transaction, Zoran Shareholders will be treated under Israeli tax laws as having sold their Zoran Shares in the Transaction. Because of Zoran’s operations in Israel, the Israeli Tax Authority will view the Transaction Consideration received by Zoran Shareholders as subject to Israeli taxation. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its stockholders may be subject to Israeli taxation at the rate of 20 per cent. for individuals and 24 per cent. for corporations.

Whether or not a particular shareholder is subject to Israeli capital gains tax in connection with the Transaction, absent receipt by Zoran of a tax ruling from the Israeli Tax Authority prior to Completion, all Zoran Shareholders will be subject to Israeli tax withholding at the rate of 20 per cent. (for individuals) and 24 per cent. (for corporations) on the gross consideration received in the Transaction (unless the shareholder requests and obtains an individual certificate of exemption from the Israeli Tax Authority), and CSR or the Exchange Agent will withhold and deduct from the cash consideration to which each Zoran Shareholder is entitled to receive pursuant to the Amended and Restated Merger Agreement, an amount equal to 20 per cent. or 24 per cent., as applicable, of the gross consideration (cash and ADSs) received in the Transaction by such Zoran Shareholder.

Zoran has filed a request for tax rulings from the Israeli Tax Authority with respect to (i) the application of Israeli tax withholding to payments of consideration in the Transaction to Zoran Shareholders and (ii) the application of Israeli tax withholding and other Israeli tax treatment applicable in respect of the Transaction to holders of Zoran stock options, restricted stock units and Zoran common stock issued to certain employees. As part of the filing of the Form F-4 with the SEC, Zoran has made informal inquiries with the ITA and was advised that the ITA typically issues such rulings prior to, but close in time to, the closing of the relevant transaction, and there can be no assurances regarding the timing or that the ruling will be issued at all.

It is expected that in no event will any Zoran Shareholder who (i) is an Israeli resident for purposes of the Israeli Income Tax Ordinance (New Version), 1961, as amended, and does not hold its Zoran Shares through an Israeli broker or Israeli financial institution, (ii) acquired its Zoran Shares before Zoran’s initial public offering on The NASDAQ Stock Market in 1995 (with respect to such shares) or (iii) holds five per cent. or more of Zoran’s outstanding stock as of Completion will not be covered by the expected ruling. Such holders will be subject to Israeli tax withholding at the rate of 20 per cent. (for individuals) and 24 per cent. (for corporations) on the gross consideration received in the Transaction and CSR or the Exchange Agent will withhold and deduct such amounts in the manner described above. Certain additional categories of non-Israeli resident shareholders are also expected to be excluded from the scope of any eventual ruling granted by the Israeli Tax Authority, and the final determination of the type of Zoran Shareholders who will be included in such categories will be based on the outcome of the ongoing discussions with the Israeli Tax Authority.

The Israeli tax withholding consequences of the Transaction to Zoran Shareholders and holders of Zoran stock options and restricted stock units may vary depending upon the particular circumstances of each Zoran Shareholder or holder of Zoran stock options or restricted stock units, as applicable, and the final tax rulings issued by the Israeli Tax Authority. To the extent that tax is withheld on payments to US taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ US income tax liability.

The Transaction may result in a loss of customers or strategic alliances.

As a result of the Transaction, some of the customers, potential customers or strategic partners of CSR and Zoran may terminate or scale back their business relationship with the Combined Company. Some customers may not wish to source a larger percentage of their product needs from a single company, or may feel that CSR or Zoran, as appropriate, and thus the Combined Company is too closely allied with one of their competitors. Potential customers or strategic partners may delay entering into, or decide not to enter into, a business relationship with the Combined Company because of the Transaction. If customer relationships or strategic alliances are adversely affected by the Transaction, the Combined Company’s business and financial performance would suffer.

Third parties may terminate or alter existing contracts with Zoran.

Zoran has contracts with suppliers, distributors, customers, licensors, licensees, lessors, insurers and other business partners that have ‘change of control’ or similar clauses that allow the counterparty to terminate or change the terms of their contract upon the closing of the transactions contemplated by the Amended and Restated Merger Agreement. CSR and Zoran will seek to obtain consent from these other parties, but if these third party consents cannot be obtained, or are obtained on unfavourable terms, the Combined Company may lose protection under certain release agreements and patent non-assertion agreements, may lose certain insurance coverage, may suffer a loss of potential future revenue, may lose confidentiality protection in certain cases and may lose rights to IP that are material to the business of the Combined Company.

The value of the portion of the Transaction Consideration payable by CSR in CSR ADSs may decline.

In addition to $6.26 in cash, Zoran Shareholders will be entitled to receive 0.589 New Ordinary Shares, in the form of ADSs, for each Zoran Share held. Each CSR ADS will represent four New Ordinary Shares. Because the market price of Ordinary Shares is denominated in Sterling and CSR ADSs will be denominated in US dollars and the Sterling-US dollar exchange rate and market price of the Ordinary Shares fluctuate continuously, the value of the share consideration that Zoran Shareholders will receive on Completion may be the same as or less than (or greater than) that stated as of the last Business Day before the Amended and Restated Merger Agreement was executed or on the date of this document.

The Transaction may be completed even if CSR or Zoran has experienced a material adverse change.

In general, under the Amended and Restated Merger Agreement, either party can refuse to complete the Transaction if there is a material adverse change affecting the other party between 31 December 2010 and Completion. Some adverse changes, events, circumstances or developments will not prevent the Transaction from going forward, however, even if they would have a material adverse effect on CSR or Zoran, including adverse changes, events, circumstances or developments resulting from, among other things:

•	general economic conditions or conditions generally affecting the semiconductor and software industries, except to the extent CSR and Zoran are materially disproportionately affected;

•	the announcement or pendency of the Transaction;

•	compliance with the express terms and conditions of the Amended and Restated Merger Agreement;

•

acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters, and any effects arising prior to 16 June 2011 from the 11 March 2011 earthquake in Japan and the resulting tsunami and nuclear accident;

•	in respect of Zoran, any effect arising from the 12 April 2011 announcement by Cisco Systems, Inc. to close down its “Flip” video camcorder business;

•	any failure to meet published revenue or earning estimates that may cause a change in the stock price or trading volume of the respective shares of CSR and Zoran; or

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof.

If such adverse changes occur and the Transaction is completed, the Combined Company’s share price may suffer.

During the pendency of the Transaction, CSR and Zoran may be prevented by the Amended and Restated Merger Agreement from entering an attractive merger or business combination with another party.

Under the Amended and Restated Merger Agreement, Zoran is generally restricted from acquiring any new businesses or entering into discussions or negotiations regarding alternative transactions, while CSR is restricted from entering into any significant acquisitions or undertaking any significant disposals (for which purpose a transaction would be significant if it could require additional information to be added to the Form F-4 or the working capital statement in this prospectus to be amended or modified (i.e. as would require the issuance of a supplementary prospectus under Prospectus Rules 3.4.1)) and from entering into discussions or negotiations regarding alternative transactions. As a result, the parties may be at a disadvantage to competitors who are free to pursue acquisition or sale opportunities.

2.	Risks Related to the Combined Company

Strategy

The Combined Company may fail to anticipate key technological customer and market requirements on an accurate and timely basis.

The Combined Company may incorrectly assess trends in technological evolution, industry standards and/or the requirements of its customers and end consumers. The Combined Company may invest its R&D monies in the wrong areas, develop products that fail to meet its customers’ needs, or fail to pursue product development opportunities that its competitors seize. The Combined Company’s success also depends on the development of these markets and adoption of the technologies by its customers. Technological and market trends are difficult to predict. If the Combined Company is unable to predict market requirements, end customer demand for product features and evolving industry standards, its prospects and results of operations could be materially adversely affected.

The Combined Company’s technologies could be integrated into other integrated circuits, decline in importance or be superseded by superior technologies.

CSR derives the majority of its revenue from sales of its Bluetooth-based and GPS-based products. The Bluetooth and GPS standards have each evolved over the time since their first introduction and an ever increasing array of features have been added to the chips required by CSR’s customers. Similarly, Zoran sells products in markets that are characterised by rapid technological change, evolving industry standards, frequent new product introductions, short product life cycles and increasing demand for higher levels of integration and smaller process geometries. The Combined Company may fail to see or react to changes in the marketplace that fundamentally challenges its business model.

If CSR’s or Zoran’s products cease to be used as an “anchor point” around which to integrate other technologies, or if more customers were to integrate the functions that CSR’s products support into their products, the Combined Company’s business could be materially adversely affected. The technologies which CSR brings to market, for example Wi-Fi, and other technologies which CSR has under development or which the Combined Company may release in the future, may be integrated into one of the other chips, which could also materially adversely affect the Combined Company’s future business. The Combined Company would also be materially adversely affected if its technologies were to decline in importance or be replaced entirely as the prevailing technology or if superior technologies were developed that resulted in the Combined Company’s products being less competitive.

The average selling prices of the Combined Company’s products are likely to decrease rapidly.

The average selling prices of both CSR’s and Zoran’s products have historically declined significantly over their life, and this is likely to continue for the Combined Company’s products. In the past, CSR and Zoran have regularly reduced the average selling prices of their products in response to competitive pricing pressures, new product introductions by itself or its competitors and other factors, and the Combined Company expects to have to do so in the future.

The global recession in 2009 and 2010 caused a significant downturn in the semiconductor industry, resulting in CSR’s and Zoran’s competitors becoming more aggressive in their pricing practices, whilst more recently new suppliers in developing markets such as China have sought to obtain market share by offering alternative products to customers at lower prices, and these are examples of practices which the Combined Company expects to continue in the foreseeable future. The Combined Company’s financial results could be materially adversely affected if it fails to offset reduced prices by increasing its sales volumes, reducing its costs, or successfully introducing new products at higher prices.

Product, Technology and Execution

The Combined Company may fail to develop new products on a timely basis, secure new orders with or develop new markets for its new technologies.

The Combined Company’s success is dependent on its ability to develop new semiconductor solutions for existing and new markets, qualify its products under industry standards or prescribed regulations and introduce those products in a cost-effective and timely manner, and convince leading equipment manufacturers to select those products for design into their own new products. If it is not able to develop and introduce new products successfully and in a cost effective and timely manner, the business, prospects, financial condition and results of operations of the Combined Company will be materially adversely affected.

The development of new solutions can require the Combined Company to engage third parties to provide products or resources it does not possess or to qualify its products under specific industry standards or prescribed regulations prior to release to its customers. The Combined Company’s programmes and the delivery of new products would be materially adversely affected if these third parties were unable to provide it with the necessary support according to the Combined Company’s deadlines or specifications or the products required further evaluation or approval prior to any applicable certification. The delay of, or failure by, the Combined Company to launch and deliver new products in keeping with the expectations of its customers would result in a loss of market share and future customer orders, which in turn could have a material adverse effect on its financial condition and results of operations and financial condition.

The Combined Company’s success will also depend on the successful development of new markets and the application and acceptance of new technologies and products in those new markets. For example, Zoran’s success has in the past depended on the ability of its customers to develop new products and enhance existing products in the digital still camera DTV, Imaging and DVD markets and to introduce and promote those products successfully, as well as Zoran’s success in obtaining design wins for its products in these markets. These markets may not continue to develop to the extent or in the time periods that the Combined Company currently anticipates due to factors outside its control. If new markets do not develop as the Combined Company anticipates, or if its products or those of its customers do not gain widespread acceptance in these markets, the Combined Company’s business, financial condition and results of operations could be harmed.

The length of product design cycles means the Combined Company could fail to timely deliver products that have the desired performance or features.

The design and sales cycle for CSR’s integrated circuits can take up to 36 months, and in exceptional cases even longer. Achieving volume production of products using CSR’s integrated circuits can take an additional six months or more because its customers need to incorporate CSR’s technology into their own products. The design and sales cycles of Zoran’s products, depending on its product line, typically range from one to two years. The time required for Zoran’s customers to incorporate Zoran’s products into their own can vary significantly and generally exceeds several months.

These lengthy design cycles make it difficult to forecast product demand and the timing of orders, which may not ultimately materialise in accordance with the Combined Company’s expectations. Actual customer requirements for the combination of multiple technologies and the way these are incorporated into a customer’s products may differ from the Combined Company’s expectations. Also, the Combined Company may fail to develop products with the combination of technologies or features that customers expect.

Even when a customer chooses the Combined Company’s design, that customer may not order volume shipments, and in addition, the delays inherent in lengthy design cycles increase the risk that the Combined Company’s customers may seek to cancel or modify orders.

If the introduction of products is delayed, the Combined Company’s ability to compete and maintain market share may be materially adversely affected.

The Combined Company will be subject to risks associated with the transition to smaller geometry process technologies.

To remain competitive, the Combined Company will need to continue to progressively transition both CSR’s and Zoran’s semiconductor and SoC products to increasingly smaller line width geometries.

This transition will require modifications to the design and manufacturing processes of some products as well as standard cells and other integrated circuit designs that may be used in multiple products. This may result in delays in product deliveries, increased expenses or reduced manufacturing yields, all of which could materially adversely impact the Combined Company’s results of operations. The Combined Company’s ability to adopt and anticipate future standards and the rate of adoption and acceptance of these standards into its products will be significant factors in maintaining or improving the Combined Company’s competitive position and prospects for growth. Failure to transition to smaller geometries, particularly in the development of SoC solutions could harm the Combined Company’s competitive position and is likely to materially and adversely affect the business and results of operations of the Combined Company.

Product Sourcing and Supply Chain

The third party foundries and subcontractors on whom the Combined Company will rely to manufacture, assemble and test their integrated circuit products may be unable to meet the requirements of the business.

Neither CSR nor Zoran owns or operates a fabrication facility. Both CSR and Zoran are reliant on third parties, in particular TSMC and ASE, to manufacture, assemble and test their products on time.

Because of this reliance on third parties, the Combined Company remains subject to risks that CSR and Zoran have in the past experienced, including:

•

changes to the terms on which the third parties are able or willing to supply products and services to the Combined Company, including adverse changes to pricing, inadequate capacity made available to the Combined Company for the manufacture or testing of its products in order to meet customer orders or to support in the delivery of finished products required to satisfy those orders, for example by providing that capacity to other customers in preference to the Combined Company;

•

natural disasters such as earthquake and tsunami (such as the recent events in Japan in March 2011), pandemic or geopolitical instability resulting in the Combined Company’s suppliers being unable to obtain the raw materials to satisfy particular orders, interruptions in manufacturing or testing at the supplier sites, plant shut-downs, closures or cessation of business altogether;

•

changes in working practices affecting product qualification or product quality, changes in management personnel affecting working relationships, that may occur within suppliers to the Combined Company, including potentially as a result of reorganisations, mergers, acquisitions or disposals affecting the Combined Company’s suppliers;

•

financial difficulties which result in suppliers to the Combined Company being unable to obtain the raw materials or services to satisfy particular orders, plant shut-downs or closures or cessation of business altogether;

•	quality problems at suppliers’ manufacturing sites, resulting in lower yields, product failures and product returns; and

•	limited control over suppliers’ delivery schedules, quality assurance and control and production costs.

Because the Combined Company has no long term supply contracts, its suppliers are generally not obligated to perform services or supply products to the Combined Company for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. If the Combined Company cannot source products it needs from one of its third party suppliers, the Combined Company may be unable quickly to source its requirements from alternative suppliers. Any of these developments would adversely affect the Combined Company’s ability to deliver products, undermine its perceived reliability and harm its financial condition and results of operations.

The Combined Company will depend on limited numbers of suppliers, and in some cases a sole supplier, for some critical components.

CSR has in the past purchased critical components from a single supplier for certain products. Zoran has also relied on a limited number of independent contractors for the assembly and testing of its products. The loss of any such supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise materially adversely affect the business and results of operations of the Combined Company.

Errors, defects or bugs in the Combined Company’s products could result in claims from customers.

CSR’s and Zoran’s products are designed for use in devices such as mobile telephones, automobiles, including in-dash navigation units, personal navigation units, headsets and gaming devices, digital camera DSC, Imaging and DVD and these products are highly complex. The integrated circuits that CSR and the products that Zoran supply to their customers are required to operate to very precise specifications. The Combined Company may not detect errors or defects in the R&D of a product or in its manufacture or bugs or susceptibility to connectivity viruses before it is supplied to customers or installed in the customers’ own finished devices. Errors, defects or bugs could result in the Combined Company’s customers’ devices being faulty, which would result in returns from consumers. If the device’s failure were attributable to the Combined Company’s products, it may face claims for losses or damages, costs for rectifying the defects or replacing the product, and loss of revenue if customers cancel orders. Both CSR and Zoran have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability, and where there are limitations they may not be enforceable.

The Combined Company’s insurance coverage against losses that might arise as a result of some product defects may not be sufficient to cover claims asserted against it, and may not continue to be available generally or on reasonable terms. Product defects could also have longer term harmful effects on its reputation or its relationships with its customers or the market acceptance or sales of its products. Any of the foregoing could have a material adverse impact on the business, financial condition and results of operations of the Combined Company.

The Combined Company will be highly reliant upon the success of its customers’ products.

CSR and Zoran both rely on equipment manufacturers to select the Combined Company’s products to be designed into their products. Sales of the Combined Company’s products are largely dependent on the commercial success of its customers’ products. If the customers’ products are unsuccessful, the Combined Company’s business may be materially adversely affected.

The Combined Company is not protected by long-term contracts with its customers.

The Combined Company generally does not enter into long-term purchase contracts with its customers, and it cannot be certain as to future order levels from its customers. Customers generally purchase products of the Combined Company subject to short-term purchase orders which in some cases, the customer may revise or cancel altogether (for example, due to slowing demand, economic conditions, change in end consumer purchasing preference or other events beyond the control of the customer such as natural disasters, like the earthquake and tsunami in Japan in March 2011). The Combined Company cannot predict whether its current customers will continue to place orders, whether existing orders will be cancelled, or whether customers who have ordered products will pay invoices for delivered products.

There are certain instances where Zoran has entered and may continue to enter into long-term contracts; in such instances, the contract is generally terminable at the convenience of the customer. Termination or reduction in orders by customers could have a material and adverse effect on the operating performance and financial results of the Combined Company.

The Combined Company will rely on a few large customers for a significant portion of its revenue.

CSR works with a broad range of customers across its product portfolio but a few large customers represent a material portion of its total revenue. CSR’s largest customer accounted for approximately 14 per cent. of its net revenue in 2010, 11 per cent. in 2009 and 19 per cent. in 2008. CSR’s top five customers accounted for approximately 42 per cent. of its net revenue in 2010, 43 per cent. in 2009 and 50 per cent. in 2008. Zoran also derives most of its revenue from sales to a small number of customers. For the year ended 31 December 2010, four customers accounted for 13 per cent., 12 per cent., 11 per cent. and 11 per cent. of total revenues while sales to its ten largest customers accounted for 72 per cent. of its total revenues. In 2009, three customers accounted for 20 per cent., 12 per cent. and 10 per cent. of its total revenues, respectively, and sales to its ten largest customers accounted for 69 per cent. of its total revenues.

The revenue and operating results of the Combined Company could be materially adversely affected if it:

•	fails to maintain a good relationship with CSR’s and Zoran’s key customers;

•	fails to meet the customers’ product needs on a timely basis; or

•	fails to achieve design wins for its products with CSR’s and Zoran’s key customers.

A change in ownership of a customer or their own strategy for their products could have a material adverse effect on the Combined Company’s business if the customer were to reduce or change its orders, seek alternate suppliers, or become unable or fail to meet its payment obligations to the Combined Company. If any of CSR’s and Zoran’s key customers has financial or other difficulties that affect its ability to maintain its business, it could reduce its orders to the Combined Company and thus adversely affect the business and financial performance of the Combined Company.

Financial difficulties or failure of the Combined Company’s distributors could cause financial loss to the Combined Company.

Both CSR and Zoran supply a significant proportion of its products to end customers through third party distributors. CSR’s largest distributor accounted for approximately 12 per cent. of its net revenue in 2010, compared with 12 per cent. in 2009 and 24 per cent. in 2008. Zoran’s largest distributor accounted for approximately 11 per cent. of its net revenue in 2010, compared with 20 per cent. in 2009 and 10 per cent. in 2008, as calculated under US GAAP. The distributors are wholly independent third parties, who support CSR’s and Zoran’s own direct marketing and sales. The current economic environment presents significant challenges to the stability of distributors. These include:

•	uncertain demand patterns, which mean distributors risk ordering more products than they require to satisfy CSR’s or Zoran end customers, resulting in them holding too much stock;

•	restrictions on credit terms, which mean distributors may have difficulty in selling products because end customers do not have the cash flow to enable them to buy from the distributors; and

•	fluctuating order patterns, which means end customers may amend existing orders or stop buying products because of insufficient demand,

each of which could affect distributors’ ability to continue in business.

The Combined Company’s business would be disrupted if end customers are unable to obtain the Combined Company’s products from the distributors on a timely basis. The Combined Company may be unable to collect amounts due from a failed distributor for products which have been supplied or to recover those products in default of non-payment. Each of these events could have a material adverse effect on the Combined Company’s business and financial performance.

If the Combined Company is unable to protect its commercially sensitive information, its reputation could be harmed and its ability to conduct business could be impacted.

The information shared between CSR and third parties for the development of products and technologies and the terms on which CSR conducts business with its customers are commercially sensitive and highly confidential. The Combined Company’s business reputation and its operating performance and results would be adversely affected if such information were to become known by third parties.

Monitoring unauthorised use and disclosure of CSR’s commercially sensitive information is difficult, and the Combined Company will not be certain that the steps it has taken will prevent unauthorised use or disclosure of its commercially sensitive information. The laws of certain countries in which the Combined Company’s products are or may be developed, manufactured or sold, including various countries in Asia, may not protect its products or commercially sensitive information (to the same extent as do the laws of the United States and Western Europe), and thus make the possibility of unauthorised use and disclosure of the Combined Company’s commercially sensitive information more likely in these countries.

Intellectual Property Risks

IP litigation, administrative proceedings and disputes are common in the Combined Company’s industry. Both CSR and Zoran are subject to pending patent infringement legal proceedings as detailed in paragraph 16 of Part III (Information on CSR) and paragraph 16 of Part IV (Information on Zoran). Associated risk factors are set out below.

CSR and Zoran are regularly, and the Combined Company may continue to be, subject to claims that it infringes third party IPR.

At any given time in the ordinary course of business, both CSR and Zoran have regularly received, and the Combined Company may continue to receive, written notices or offers from competitors and others claiming to have patent and other IPR in certain technology and inviting them to license this technology and related patents asserted to be relevant to the Combined Company’s products, including but not limited to chips, software and system solutions. These claims may involve technology and patents that may apply to a range of standards, such as Bluetooth, Wi-Fi, the IEEE family of standards, or other wireless or wired standards, embodied in the Combined Company’s products. These notices or offers have been made directly and through customers and other third parties. Both CSR and Zoran have responded, or are in the process of responding, directly or indirectly through their customers and other third parties, to notices and allegations of infringement that CSR or Zoran or their customers have received, regarding the offers with some of the parties that have sent the notices. As the Combined Company diversifies into different technologies, it may become more susceptible to these types of infringement claims.

In the course of business in this industry, the Combined Company is and should be expected on an ongoing basis to be involved in intellectual property litigation. This type of litigation customarily involves allegations of infringement and seeks unspecified damages, a permanent injunction against further infringement, a finding of wilful infringement, attorneys’ fees and costs. CSR, Zoran and the Combined Company’s and their respective customers who use their products have in the past been, and currently are, subject to material patent infringement litigation. As is commonplace in this industry, the Combined Company and the customers who will use its products may in the future be subject to further IP claims by third parties alleging infringement of their patents or other IPRs, including, for example, by third parties whose sole business is the assertion of patent rights and IP litigation, which is common in this industry.

Companies in the semiconductor industry often aggressively protect and pursue their IPR, including by filing complaints with the ITC urging it to investigate the import and sale of allegedly infringing products. ITC litigation typically involves the plaintiff seeking an exclusion order against future import of the infringing integrated circuits, chipsets and products including the same and a cease and desist order in relation to marketing, advertising, demonstrating, warehousing for distribution, offering for sale, selling, distributing, licensing or using the infringing products in the US or transferring them outside the US. If the Combined Company is unsuccessful in responding to an ITC investigation, the investigation could result, for example, in certain of the Combined Company’s products being barred from importation, marketing, distribution, licensing and sale in the US. Companies often file patent infringement lawsuits in district courts in parallel with ITC actions in order to seek damages, exemplary damages and attorneys’ fees and costs. As detailed in paragraph 16.3 of Part IV (Information on Zoran), Zoran is currently subject to proceedings before the ITC, pursuant to a complaint filed by Freescale Semiconductor, Inc.

The defence of IP claims, even if determined in the Combined Company’s favour or mutually settled, could result in significant costs and harm to the Combined Company’s reputation.

Infringement claims that have been brought against CSR and Zoran and may in the future be brought against the Combined Company could necessitate the expenditure of potentially significant funds and resources, including significant attorney’s fees, to defend or settle such claims. Litigation related to such claims, whether in courts or before administrative bodies such as the ITC or in arbitration, can be complicated, protracted and expensive with regard to litigation fees and costs or settlement. IP claims could also divert the attention of the Combined Company’s management or other key employees. No assurance can be made that third parties will not seek to commence additional litigation against the Combined Company, or that the pending and/or additional litigation will not have a material adverse effect on the Combined Company’s business. Any of the foregoing could have a material adverse impact on the Combined Company’s business, revenues, operating expenses, financial condition and results of operations. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact.

Intellectual property litigation is often protracted and can take months or years to resolve, even if mutually settled between the parties in suit. While a claim is pending against the Combined Company, the Combined Company’s customers may be reluctant to include the Combined Company’s product as part of their future product design. For example, customers may not wish to invest in including the Combined Company’s products as part of future designs as a result of involvement in IP litigation, including if the customers believe there is risk that the Combined Company’s product might ultimately be subject to an injunction or other legal remedy preventing sale, import or use of the Combined Company’s product.

Therefore, even if the Combined Company is ultimately successful in defending an infringement action, negative publicity could already have a material adverse effect on its business, in addition to the expense, time, delay and burden on management of the litigation itself.

If the Combined Company is unsuccessful in defending any challenge to the Combined Company’s IPRs, such IP claims could subject the Combined Company to significant costs, adversely affect the Combined Company’s ability to market its products, require the redesign of its products or require it to seek licences from third parties and seriously harm both its reputation and operating results.

In addition to the risks of ongoing litigation during the pendency of the Transaction, if the Combined Company is unsuccessful in any challenge to the Combined Company’s rights to market and sell the Combined Company’s products, it may, among other things, be required to:

•	pay actual damages, royalties, lost profits, exemplary damages, and/or the third party’s attorneys’ fees and costs, which may be material;

•

cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question in light of a court-imposed order or injunction or in light of an administrative order such as, for example, an ITC order;

•	cease the importation of products into the United States or other countries in light of a court-imposed order or injunction or in light of an administrative order such as an ITC order;

•

expend significant resources in the attempt to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ IPRs or to develop or acquire non-infringing technology, which may not be possible; and

•

obtain licenses to the disputed rights, which could require the payment of substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or to cease marketing the challenged products, and failure to obtain a license may be a competitive disadvantage as compared to competitors who are able to obtain such rights.

Any of the outcomes above may materially and adversely harm the Combined Company.

The Combined Company may incur indemnity obligations under its contracts with customers.

Both CSR and Zoran have agreed to indemnify some customers for costs and damages of IP infringement in some circumstances. These agreements may subject the Combined Company to significant indemnification claims by its customers or others. Indemnification claims may subject the Combined Company to payment of attorneys’ fees and costs for the Combined Company’s attorneys as well as for customers’ attorneys. In addition, the Combined Company could be required to pay damages, exemplary damages, potentially substantial attorneys’ fees and court costs awarded against the customer, and licensing or settlement costs. If an injunction is issued against the customer, the Company could be required to pay for alternatives for the customer which may or may not be available and customer’s losses resulting from the injunction. The Combined Company could be required to redesign products at substantial cost including increased operating cost and expenditure of the Combined Company’s time including the time of management and such redesigns may not be successful technically or in solving the underlying legal concerns. To the extent the Combined Company disputes a customer’s right to indemnification, such dispute may harm the Combined Company’s goodwill and reputation with the customer and may harm the possibility of future business from the customer. In some instances, a customer may demand discounts or refuse to pay outstanding invoices in light of the customer’s indemnification demands. Each of CSR and Zoran have received and the Combined Company will continue to receive indemnification requests from customers that are involved in intellectual property litigation implicating, directly or indirectly, the Combined Company’s products.

In some instances, CSR and Zoran products are designed for use in devices used by potentially millions of consumers, such as, for example, mobile telephones, automobiles, including in-dash navigation units, personal navigation units, headsets and gaming devices. CSR’s server software is placed on servers providing wireless network services to end-users. Because of the widespread consumer uses of devices using the Combined Company’s products, the Combined Company could be subject to considerable exposure should an infringement claim occur against the Combined Company or its customers.

Protection of Intellectual Property Rights

The Combined Company may fail or be unable to obtain sufficient intellectual property protection of its proprietary technology.

Protecting the proprietary technology of CSR and Zoran is an important part of being able to compete successfully. CSR and Zoran rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect their proprietary rights. These agreements and measures may not be sufficient to protect the Combined Company’s technology from third-party infringement, or to protect it from the claims of others. Monitoring unauthorized use of intellectual property is difficult and CSR and Zoran cannot be certain that the steps they have taken will prevent unauthorised use of the Combined Company’s technology, particularly in countries where the laws may not protect the Combined Company proprietary rights as fully as in the United States and Western Europe. If competitors are able to use the Combined Company’s technology, its ability to compete effectively could be harmed.

The patent applications of CSR and Zoran may not provide sufficient protection for all competitive aspects of the Combined Company’s technology or may not result in issued patents. Issued patents may not provide competitive advantages to the Combined Company. For example, competitors may be able to effectively design around the Combined Company’s patents, or the patents may be challenged, invalidated or circumvented. Competitors may also independently develop technologies that are substantially equivalent or superior to the Combined Company’s technology and may obtain patents that restrict the business of the Combined Company. Moreover, while CSR and Zoran hold, or have applied for, patents relating to the technology used in the their products, some of their products are based in part on standards, for which they do not hold patents or other IPRs.

The laws of some countries, such as China, in which CSR and Zoran operate and/or from which they derive significant amounts of revenue, do not protect intellectual property to the same extent as, for example, the laws of the United States and Western Europe. Competitors may independently develop similar technologies or design around the Combined Company’s patents and could also successfully challenge any issued patent.

Even where CSR or Zoran has an issued patent, the Combined Company may choose not to pursue all instances of patent infringement. The Combined Company’s failure or inability to obtain sufficient patent protection could harm the Combined Company’s competitive position and increase the Combined Company’s expenses if it is required to pay license fees under patents issued to others.

Staff

Loss of key employees or failure to equip employees with the necessary skills and capabilities to support the Combined Company’s strategy could hurt its competitive position.

The success of the Combined Company after the Transaction will depend to a significant extent upon its ability to retain key CSR and Zoran senior executives and R&D, engineering, operations, marketing, sales, support and other personnel and its ability to continue to attract, retain and motivate qualified personnel in each of the territories in which it currently or may in the future operate. The loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on the Combined Company.

The Combined Company will also need to ensure that its employees have the skills and capabilities necessary for it to develop new technologies and products to compete effectively and secure new business. The failure to provide adequate training or development, through lack of investment or planning could affect staff retention or mean that staff do not possess the knowledge and skills needed by the Combined Company to deliver on its strategy. This could have a material adverse effect on the Combined Company’s operating and financial results.

Internal infrastructure

The Combined Company will rely on IT and automated systems to conduct its business.

Each of CSR and Zoran rely on, and the Combined Company will rely on, IT and automated systems to support its operations globally. A failure or interruption to these systems could materially and adversely affect the Combined Company’s business and operations and as a result its financial performance. If its IT systems were to fail or be disrupted this could adversely affect many aspects of the Combined Company’s business, from the development of products, to the ordering and delivery of products, to the accurate recording of financial information.

The loss of IT systems could affect the Combined Company’s development work, for example by delaying a project, causing errors to occur in the software it develops for its products, or resulting in an inability to launch new products on time. In addition, loss of its systems could disrupt or cause delays in recording and satisfying customer orders, or result in errors in ordering of products from the Combined Company’s suppliers. The Combined Company could also lose the means to make decisions on the conduct of its business on a timely basis which could affect business or investment decisions.

If the Combined Company’s IT systems fail to evolve in conjunction with the needs of its business, for example because of lack of investment or failure to predict future business needs, the Combined Company’s ability to develop new products, maintain adequate operating systems or grow its business could be adversely affected. Any of these events could result in loss of business, additional costs, or inaccurate recording of key business and financial information, which could materially adversely affect the Combined Company’s business and results of operations.

Competition

The Combined Company may fail to compete successfully in a very competitive market.

The markets for both CSR’s and Zoran’s products are highly competitive and rapidly evolving. CSR and Zoran compete in different product lines to varying degrees on the following characteristics:

•	price;

•	technical performance;

•	product features;

•	product system compatibility;

•	product design and technology;

•	timely introduction of new products;

•	product availability;

•	manufacturing yields; and

•	sales and technical support.

Given the intense competition in the semiconductor industry, if the Combined Company’s products are not selected by current or potential customers, its business, financial condition and results of operations will be materially adversely affected.

CSR is seeing increased competition throughout the market for wireless connectivity products. The increased competition could result in more pronounced price reductions, reduced margins and/or loss of market share. Within their respective markets, CSR and Zoran face competition from public and private companies, as well as the in-house design efforts of their customers. A number of CSR’s and Zoran’s competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than the Combined Company. The Combined Company may fail to compete successfully, which could materially adversely affect its business and financial performance.

Economic, political and other risks

International economic, political and other risks may harm the Combined Company’s results of operations.

CSR derives nearly all of its revenue from sales outside of the UK and, during 2010 and 2009, 93 per cent. of Zoran’s total revenues were derived outside of North America. Since both companies conduct business internationally, they are, and the Combined Company will be, subject to economic, political and other risks in each of the countries in which they and their customers operate. Such risks include:

•

disruption in commercial activity, a general economic slowdown and/or reduced demand for consumer products arising from military conflict, terrorist activities or other local economic and political instability;

•	the difficulties of complying with and consequences of non-compliance with multiple sets of laws and regulations, which can change often and may be in conflict;

•	restrictions on the import and export of the Combined Company’s and its customers’ products, employment, taxes and other laws and regulations that apply in its industry;

•	complying with local business practices and managing cultural differences;

•	working with local infrastructure and transportation networks; and

•	designing products to comply with local regulatory requirements.

If the Combined Company or its customers fail, or are unable, to manage these risks in the various markets in which it operates, the Combined Company’s results of operations may be materially adversely affected.

The natural disaster and related nuclear accident in Japan in March 2011 could disrupt the operations of the Combined Company and its customers.

A number of companies which maintain facilities in Japan provide the suppliers or customers of CSR and Zoran with materials and components. Even if these companies’ facilities are not located near the epicenter of the March 2011 Tōhoku earthquake, they may be affected by the consequences of the natural disaster and related nuclear accident at the Fukushima I nuclear power plant that have affected Japan, which have included rolling blackouts, decreased access to materials and components and transportation interruptions. Some materials or components may be single-sourced from facilities in the areas affected by the natural disaster or related nuclear accident. If these conditions persist, the Combined Company may experience shortages of materials or components required for the manufacturing of its products, which could limit its ability to supply these products. The Combined Company may also experience delay or cancellation of orders from its customers, if they are unable to obtain adequate supplies of materials or components needed for the manufacture of their products that incorporate the Combined Company’s chips, or if their operations are otherwise disrupted by the natural disaster and related nuclear accident in Japan, or if consumer demand weakens in Japan due to the disaster and related accident. In such events, the revenue and results of operations of the Combined Company could be materially and adversely affected.

The Combined Company’s business is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns.

Both CSR and Zoran operate in the global semiconductor industry, which is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions, including in connection with the recent global financial crisis. Such downturns have reflected decreases in product demand, production overcapacity, excess inventory levels and accelerated erosion in average selling prices, which can have a material adverse effect on the business of the Combined Company. These factors have in the past caused substantial fluctuations in the revenue and results of operations of both CSR and Zoran and may in the future cause substantial fluctuations in the revenue and results of operations of the Combined Company.

The Combined Company will be subject to foreign currency exchange risks.

Substantially all of CSR’s and Zoran’s sales and cost of sales are denominated in US dollars, which is CSR’s functional currency.

A significant portion of CSR’s operating costs and taxation is denominated in Sterling. Although CSR puts in place forward exchange contracts 11 to 15 months in advance to fix the exchange rate of the US dollar to

Sterling for the majority of these costs, movements in the US dollar to Sterling rate impact any Sterling operating costs not covered by the forward contracts and, in the longer term, movements in the rate of exchange will impact all of CSR’s Sterling costs, as it will affect the rate fixed by the forward contracts being put in place for future expenditures. CSR is also exposed to foreign exchange risks from costs recorded in other currencies, which are currently not covered by forward contracts.

A portion of the cost of Zoran’s operations, relating mainly to its personnel and facilities, is incurred in Chinese renminbi, Israeli new shekels and other currencies other than US dollars. As a result, Zoran bears the risk that the rate of inflation in relevant countries or the decline in value of the US dollar compared to those foreign currencies will increase its costs as expressed in US dollars. To date, Zoran has not engaged in hedging transactions. In the future, the Combined Company may enter into currency hedging transactions designed to decrease the risk of financial exposure from fluctuations in the exchange rate of the US dollar against other currencies. These measures may not adequately protect the Combined Company from the impact of inflation or currency fluctuation on Zoran’s non-US costs.

A material appreciation of the value of the US dollar against Sterling could have a material adverse effect on the Combined Company’s current year results of operations, mainly due to revaluation losses on Sterling denominated assets, as the forward contracts mentioned above provide a hedge to movements in most Sterling denominated liabilities. A material depreciation of the value of the US dollar against Sterling could have a material adverse effect on the Combined Company’s future results of operations, due to the recording of Sterling operating expenses at a higher US dollar exchange rate.

If there is a significant devaluation of the currency in a specific country, the prices of the Combined Company’s products will increase relative to that country’s currency; the Combined Company’s products may be less competitive in that country and its revenues may be adversely affected. Also, the Combined Company cannot be sure that its international customers will continue to be willing to place orders denominated in US dollars. If they do not, the Combined Company’s revenue and operating results will be subject to foreign exchange fluctuations, which it may not be able to successfully manage.

Consumer demand

Depressed economic conditions may continue to adversely affect the Combined Company’s financial performance.

The Combined Company’s products are predominantly supplied for adoption into devices intended for the consumer market. If depressed economic conditions were to persist or worsen, demand levels for the Combined Company’s customers’ products, and therefore for the Combined Company’s products, are likely to be materially adversely affected. CSR expects that a substantial portion of the Combined Company’s revenue will continue to be derived from the sale of its technologies to the consumer electronics market and therefore, to the extent that such sales of such consumer devices decline, the revenue and results of operations and financial condition of the Combined Company could be materially adversely affected. Any difficulties experienced by customers and suppliers in accessing sources of liquidity could seriously disrupt their businesses, which could lead to a significant reduction in their future orders of the Combined Company’s products or the inability or failure on their part to meet their payment obligations to the Combined Company. In turn, this would have a material adverse effect on the Combined Company’s operating and financial results.

The Combined Company may not accurately forecast demand for its products.

Accurate forecasting of demand in the volatile and dynamic sectors in which CSR and Zoran operate, and the Combined Company will continue to operate can be very difficult, particularly in times of rapidly changing economic conditions and uncertain demand from end consumers for retail products.

The level of inventory required in the Combined Company’s business is sensitive to changes in the actual demand for its products compared with its forecast of sales of those products and actual demand from the Combined Company’s customers compared to forecasted demand has the potential to vary significantly. If changes in actual market conditions are less favourable than those projected, the Combined Company will hold higher levels of inventory than is required to satisfy customer demand. This may result in the Combined Company holding inventory which it is unable to sell, due to customers no longer requiring the product held in inventory. The Combined Company may need to reduce the selling price of the surplus products in order to sell the inventory, and this may still not be sufficient incentive to customers to enable it to sell the excess inventory. In this situation the Combined Company may suffer reduced margins, inventory write-offs or both.

Similarly, in times of growing demand, either generally or for particular products, the Combined Company may not order sufficient inventory to satisfy customer requirements and as a result not be able to meet customer orders in a timely manner. Obtaining additional supply may be costly or impossible, and failing to meet customer needs may adversely affect customer relationships and reduce the Combined Company’s revenue. Any of the foregoing could have a material adverse effect on the financial condition and results of operations of the Combined Company.

Risks related to the industry

The Combined Company’s quarterly and therefore annual revenue and operating results are affected by a wide variety of factors, making them difficult to predict and, if it does not meet quarterly and therefore annual financial expectations, its share price will likely decline.

The Combined Company’s quarterly and therefore annual revenue and operating results are affected by a wide variety of factors, making them difficult to predict. CSR’s and Zoran’s results have in the past fluctuated significantly from quarter to quarter, a trend that is expected to continue with the Combined Company. The Combined Company’s operating results in some quarters or annual periods may be materially below market expectations, which would cause the market price of the Ordinary Shares and CSR ADSs to decline. The Combined Company’s quarterly or annual periods operating results may fluctuate as a result of the risks discussed in this section and other factors, including:

•	global economic conditions;

•	the cyclical nature of the semiconductor industry;

•	inventory management;

•	technological changes;

•	performance of the Combined Company’s key customers in the markets they serve;

•	delays in the introduction of new products;

•

changes in the relative volume of sales of the Combined Company’s chip sets, its premium software offerings and its IP cores or other products and product mix, which have significantly different average selling prices and gross margins;

•	unpredictable volume, timing and cancellation of customer orders;

•	the availability of required capacity from one or more suppliers;

•	the availability, pricing and timeliness of delivery of components used in the Combined Company’s customers’ products;

•	changes in foreign exchange rates;

•	the timing of new product announcements or introductions by the Combined Company or by its competitors;

•	design losses to the Combined Company’s competitors;

•	the introduction or delay in launch of the Combined Company’s customers’ products that use the Combined Company’s technology;

•	a decision by one of the Combined Company’s customers to terminate use of the Combined Company’s technology;

•	seasonality in the Combined Company’s various target markets;

•	difficulties in managing the Combined Company’s product transitions effectively;

•	intangible asset write-downs; and

•	developments in litigation proceedings involving the Combined Company, including fluctuations in litigation expenses.

The Combined Company bases its planned operating expenses in part on its expectations of future revenue, and its expenses are relatively fixed in the short term. If revenue for a particular period is lower than the Combined Company expects, it may be unable to reduce its operating expenses proportionately for that period, which would harm the Combined Company’s operating results.

3.	Risks Related to Zoran

Zoran has been loss-making for each of the past three financial years to 31 December 2010.

Zoran has been loss-making for each of the past three financial years to 31 December 2010. This adds to the complexity and scale of the challenges faced by the management within the Combined Company in seeking to achieve a return to profitability which could in turn impact the future growth and development within the rest of the business of the enlarged group and which could have a material and adverse effect on the overall financial performance of the Combined Company.

Because Zoran has significant operations in Israel, the Combined Company’s business and future operating results could be adversely affected by events that occur in, or otherwise affect, the Middle East.

Zoran conducts a significant portion of its R&D and engineering activities, in addition to a portion of its sales and marketing operations, at a 109,700 square foot facility in Haifa, Israel, where it employs approximately 380 people. As a result, Zoran operations are, and the Combined Company’s operations will be, affected by the local conditions and the actions taken by the governments in the Middle East, which may disrupt or hinder the Combined Company’s business generally by delaying product development or interfering with global marketing efforts. For example, as a result of the heightened military operations in Gaza, some of Zoran’s employees were conscripted into the Israeli armed forces for several weeks ending in January 2009. Additional employees may be called to active duty in the future. Extended absences could disrupt the Combined Company’s operations and delay product development cycles. In addition, military conflict, terrorist activities or other local economic and political instability in the Middle East, where there has been political instability in the past, could harm the Combined Company’s business as a result of a disruption in commercial activity or a general economic slowdown and reduced demand for consumer electronic products.

Regulation of the products of Zoran’s customers may slow the process of introducing new products and could impair the Combined Company’s ability to compete.

The FCC has broad jurisdiction over Zoran’s target markets in the DTV and mobile phone business. Various international entities or organisations may also regulate aspects of Zoran’s business or the business of its customers. Although Zoran’s products are not directly subject to regulation by any agency, the transmission pipes, as well as much of the equipment into which its products are incorporated, are subject to direct government regulation. For example, before they can be sold in the United States, advanced televisions and emerging interactive displays must be tested and certified by Underwriters Laboratories and meet FCC regulations. Accordingly, the effects of regulation on Zoran’s customers or the industries in which Zoran’s customers operate may in turn harm Zoran’s business. In addition, Zoran’s DTV and digital camera businesses may also be adversely affected by the imposition of tariffs, duties and other import restrictions on its suppliers or by the imposition of export restrictions on products that it sells internationally. Changes in current laws or regulations or the imposition of new laws or regulations in the United States or elsewhere could harm Zoran’s business.

4.	Risks Related to Ordinary Shares and CSR ADSs

CSR may be treated as a PFIC.

As a non-US corporation owning substantial cash assets, there is an ongoing risk that CSR may be treated as a passive foreign investment company (PFIC) for US federal income tax purposes depending on the ratio of the share price of Ordinary Shares (which affects the valuation of certain assets including goodwill) to CSR’s holdings of cash and liquid assets such as bank deposits and marketable securities. A non-US corporation generally will be considered a PFIC for any taxable year in which 75 per cent. or more of its gross income is passive income, or 50 per cent. or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, CSR’s market valuation and future financial performance. CSR believes it was not a PFIC for the taxable year ended in 31 December 2010, but if CSR were to be classified as a PFIC for any future taxable year, holders of Ordinary Shares or CSR ADSs who are US taxpayers would be subject to adverse US federal income tax consequences.

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future pre-emptive equity offerings.

Under English law, shareholders usually have pre-emptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of pre-emptive rights by certain shareholders not resident in the United

Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions. In particular, the exercise of pre-emptive rights by US shareholders would be prohibited unless that rights offering is registered under the US Securities Act or an exemption from the registration requirements of the US Securities Act applies. Furthermore, under the Deposit Agreement for the CSR ADSs, the CSR Depositary Bank generally will not offer those rights to CSR ADS holders unless both the rights and the underlying securities to be distributed to CSR ADS holders are either registered under the US Securities Act, or exempt from registration under the US Securities Act with respect to all holders of CSR ADSs. If no exemption applies and the Combined Company does not wish to register the rights offering, shareholders in the United States may not be able or permitted to exercise their pre-emptive rights. CSR is also permitted under English law to disapply pre-emptive rights (subject to the approval of its shareholders by special resolution and investor committee guidance on the limits of any such disapplication) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

The rights of CSR Shareholders will be governed by English law and differ from the rights of stockholders under US law.

Because CSR is a public limited company incorporated under the laws of England and Wales, the rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of CSR ADSs, will be governed by English law and by the Articles. These rights differ from the typical rights of shareholders in US corporations and from the rights of Zoran Shareholders. For example, the rights of shareholders to bring proceedings against CSR or against its directors or officers may be more limited under English law than under Delaware law. In addition, CSR Shareholders will not have the same ability to bring legal proceedings under English law on behalf of a class of shareholders or other claimants as they would under Delaware or US laws. CSR Shareholders should be aware that certain rights of CSR ADSs are also governed by the provisions of the Deposit Agreement.

Shareholders in countries other than the United Kingdom may have difficulty in effecting service of process on CSR or its directors in the US, in enforcing US judgments in the UK or in enforcing US securities laws in the UK courts.

Most of the Directors and some of the experts named in this document are residents of countries other than the United States. As a result, it may not be possible for CSR Shareholders in countries other than the UK to effect service of process within the United States upon all of the Directors and executive officers of CSR and some of the experts named in this document or on CSR, or to obtain discovery of relevant documents and/or the testimony of witnesses. CSR Shareholders in countries other than the UK may have difficulties enforcing in courts outside the United States judgments obtained in the US courts against any of the Directors and some of the experts named in this document or the Combined Company (including actions under the civil liability provisions of the US securities laws), and CSR Shareholders in countries other than the UK may also have difficulty enforcing liabilities under the US securities laws in legal actions originally brought in jurisdictions located outside the United States.

The market value of CSR ADSs and dividends may be adversely affected by fluctuations in the exchange rate between the US dollar and the Pound Sterling.

Fluctuations in the exchange rate between the US dollar and the Pound Sterling will affect the US dollar price of CSR ADSs and the market value of Ordinary Shares when expressed in US dollars. If the relative value of the Pound Sterling to the US dollar declines, the US dollar price of CSR ADSs and the US dollar equivalent of the Pound Sterling price of Ordinary Shares traded on the London Stock Exchange will also decline. CSR has paid any may in the future pay cash dividends on the Ordinary Shares in Pounds Sterling. A decline in the relative value of the Pound Sterling to the US dollar would also result in a decline in the US dollar value of these dividends.

The market price of Ordinary Shares is, and CSR ADSs is also expected to be, volatile.

Global stock markets and the Existing Ordinary Shares in particular have recently experienced significant price and volume volatility. The Existing Ordinary Shares are subject to significant fluctuations due to many factors, including but not limited to the pending Transaction, fluctuations in operating results, announcements regarding new products, product enhancements or technological advances by it or its competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. CSR’s share price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures for its stock, changes in global financial markets and global economies and general market trends unrelated to its performance. Technology stocks have experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of the Ordinary Shares and CSR ADSs could be adversely affected by these factors and fluctuations. In addition, any market concerns as to whether and when the Transaction will be consummated and delays in the timing of the consummation of the Transaction would also have an impact on the value of the Ordinary Shares and CSR ADSs. Even if an active market for CSR ADSs develops and continues, the market prices for CSR ADSs and Ordinary Shares may nevertheless be volatile.

Sales of a significant number of CSR ADSs that Zoran Shareholders receive in the Transaction may depress the market price of Ordinary Shares and CSR ADSs.

In connection with the Transaction, Zoran Shareholders may sell a significant number of the CSR ADSs they receive in the Transaction. These sales could depress the market price for Ordinary Shares and CSR ADSs after Completion.

There has been no prior market for CSR ADSs and the offering may not result in an active or liquid market for CSR ADSs.

Prior to this offering, there has not been a public market for CSR ADSs other than limited over-the-counter trading of unsponsored CSR ADSs. Application has been made to list CSR ADSs on The NASDAQ Stock Market under the symbol “CSRE”. However, an active public market may not develop or be sustained after the offering. If an active market for CSR ADSs does not develop after the offering, the market price and liquidity of CSR ADSs may be adversely affected.

Liquidity in the market for CSR securities may be adversely affected by CSR’s maintenance of two exchange listings.

Following this offering and after CSR ADSs are traded on The NASDAQ Stock Market, CSR plans to continue to list the Ordinary Shares on the premium segment of the Official List and to trade on the Main Market of the London Stock Exchange. CSR cannot predict the effect of having its securities traded or listed on both of these markets. This dual listing may, however, dilute the liquidity of CSR’s securities in one or both markets and may adversely affect the development of an active trading market for CSR ADSs in the United States.

Holders of CSR ADSs may not have the same voting rights as the holders of Ordinary Shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this document and in the Deposit Agreement, holders of CSR ADSs will not be able to exercise voting rights attaching to the New Ordinary Shares underlying the CSR ADSs on an individual basis. Each holder of CSR ADSs will appoint the CSR Depositary Bank or its nominee as their representative to exercise, pursuant to the instructions of the holder, the voting rights attaching to the New Ordinary Shares underlying the CSR ADSs. Holders of CSR ADSs may not receive voting materials in time to instruct the CSR Depositary Bank to vote, and it is possible that they, or persons who hold their CSR ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times and dates referred to in this document are times and dates in London.

2011

Expected Timetable to Completion[3]

Announcement of the Transaction	21 February

Announcement of the Transaction on Revised Terms	17 June

Proxy Statement/Prospectus on Form F-4 sent to Zoran Shareholders	1 August

Circular/Notice of Meeting sent to CSR Shareholders	4 August

Latest time and date for receipt of forms of proxy for the CSR General Meeting	3.00 p.m. on 25 August

CSR General Meeting	3.00 p.m. on 30 August

Zoran Special Meeting	30 August

Expected date of Completion	31 August

Expected date of Admission, commencement of dealings on the London Stock Exchange of the New Ordinary Shares	31 August

Expected effective date of ADS Admission, commencement of dealings on The NASDAQ Stock Market of the CSR ADSs	31 August

CSR ADSs shall be issued by the Exchange Agent in uncertificated book-entry form upon surrender of Zoran Share certificates for cancellation with executed letters of transmittal or transfer of uncertificated book-entry Zoran Shares, unless a physical ADR is requested or is otherwise required	As soon as practicable, following receipt of duly completed and executed letters of transmittal[3]

[3]	These dates are indicative and assume that the requisite regulatory clearances have been obtained and other Conditions fulfilled before the date estimated for Completion.
[4]

The Exchange Agent is required to deliver the letters of transmittal to Zoran Shareholders as soon as practicable after Completion, and in any event, no later than 10 Business Days thereafter, pursuant to the Amended and Restated Merger Agreement.

INDICATIVE TRANSACTION STATISTICS

Total cash consideration	US$314.3 million

Current issued share capital

Number of Existing Ordinary Shares in issue as of 2 August 2011 (the latest practicable date prior to publication of this document) (excluding shares held in treasury)	170.6 million

Issued share capital on Completion

Number of New Ordinary Shares expected to be issued on Completion[5]	29.6 million

Number of Ordinary Shares expected to be in issue on Completion[6]	200.2 million

New Ordinary Shares to be issued on Completion as a percentage of the issued share capital of CSR on Completion	15%

Expected fully diluted share capital

Fully diluted number of New Ordinary Shares as a percentage of the forecast fully diluted share capital of CSR[7] as of 2 August 2011 (the latest practicable date prior to publication of this document)	17%

Maximum number of New Ordinary Shares capable of being issued pursuant to the Transaction as of 2 August 2011 (the latest practicable date prior to publication of this document)[8]	49.5 million

[5]	Based on exchanges of all issued Zoran Shares at the Exchange Ratio. Excluding New Ordinary Shares which may be issued after Completion pursuant to ‘rolled over’ share options and awards.
[6]	The number of Existing Ordinary Shares in issue as at 2 August 2011 (the latest practicable date prior to publication of this document) together with the number of New Ordinary Shares expected to be issued on Completion as per footnote 3.
[7]	Assuming: (i) the exercise of all outstanding ‘in the money’ options and awards of CSR at the CSR share price calculated according to the treasury method and (ii) the exercise of all outstanding ‘in the money’ options and restricted stock units, at the implied entitlement value for each Zoran Share, calculated according to the treasury method, each as at 2 August 2011 (the latest practicable date prior to publication of this document).
[8]	This has been calculated by adding:
(A)	29.6 million New Ordinary Shares expected to be issued on Completion, being the product of the existing 50.2 million Zoran Shares in issue as at 2 August 2011 (being the latest practicable date prior to publication of this document) and the Exchange Ratio; and
(B)	19.9 million New Ordinary Shares, being the product of 9.8 million Zoran Shares which may be issued pursuant to outstanding Zoran options and restricted stock units as at 2 August 2011 (the latest practicable date prior to publication of this document), assuming all such Zoran options and restricted stock units are exercised (for this purpose not using the treasury method, i.e. not assuming that the proceeds received by the Company from the exercise of options are used to repurchase shares at the offer price), by the Option Exchange Ratio.
In aggregate, the weighted average exercise price is US$ 10.23.

FORWARD-LOOKING STATEMENTS

This document contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Combined Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: the expected benefits of the Transaction; the expected accretive effect of the Transaction on the Combined Company’s financial results; expected cost, revenue, technology and other synergies; the expected impact for customers and end-users; future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and prospects; business and management strategies; the expansion and growth of CSR’s or Zoran’s operations; the effects of government regulation and the anticipated timing of the Shareholder Meetings and Completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Transaction or to satisfy other Conditions on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all, or that the companies may be required to modify aspects of the Transaction to achieve regulatory approval; the ability to realise the expected synergies from the Transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Transaction; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Combined Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Combined Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Combined Company to compete successfully; product warranties; the impact of legal proceedings; the impact of IP indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption “Risk Factors” or “Forward Looking Statements” or elsewhere) and the “Risk Factors” section of this document. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except as required by the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules or otherwise as required by law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Combined Company, following the implementation of the Transaction or otherwise. No statement in this document should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

Important factors that could cause the actual operating results or the financial condition of CSR, Zoran and/or the Combined Company to differ materially from those expressed or implied by forward-looking statements in this document include, but are not limited to, the factors indicated in this document under the heading “Risk Factors”.

The statements above relating to forward-looking statements should not be construed as a qualification to the working capital statement set out in paragraph 7 of Part XIV (Additional Information) of this document.

PERSONS RESPONSIBLE AND ADVISERS

1.	Persons responsible

The Directors and the Proposed Director of CSR, whose names appear in paragraph 2 below, and CSR accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, the Proposed Director and CSR (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	CSR plc

Directors	Proposed Director

Ron Mackintosh, Chairman	Dr Levy Gerzberg, Non-Executive Director
Joep van Beurden, Chief Executive Officer
Will Gardiner, Chief Financial Officer
Christopher Ladas, Operations Director
Kanwar Chadha, Chief Marketing Officer
James Collier, Non-Executive Director
Anthony Carlisle, Senior Independent Director
Andrew Allner, Non-Executive Director
Sergio Giacoletto-Roggio, Non-Executive Director
Teresa Vega, Non-Executive Director
Company Secretary
Brett Gladden

Registered office	Website

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom	www.csr.com

Sponsor

J.P. Morgan Cazenove 125 London Wall London EC2Y 5AJ United Kingdom

Joint Financial Advisers

J.P. Morgan Cazenove 125 London Wall London EC2Y 5AJ United Kingdom	N M Rothschild & Sons Limited 1 King William Street London EC4N 7AR United Kingdom

Joint Brokers

J.P. Morgan Cazenove 125 London Wall London EC2Y 5AJ United Kingdom	UBS Investment Bank 1 Finsbury Avenue London EC2M 2PP United Kingdom

Legal advisers to CSR

(as to English law) Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom	(as to US law) Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304-1050 United States

Legal advisers to Sponsor

Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom

Auditors and Reporting Accountants

Deloitte LLP 2 New Street Square London EC4A 3BZ United Kingdom (a member firm of the Institute of Chartered Accountants in England and Wales)

Registrars

Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom

3.	Zoran Corporation

Directors

Dr Levy Gerzberg	Executive Director

Jon S. Castor	Director

Raymond A. Burgess	Director

Dale Fuller	Director

James B. Owens, Jr.	Director

Arthur B. Stabenow	Director

Jeffrey C. Smith	Director

Corporate Secretary

Christopher Denten

Registered office	Website

1390 Kifer Road Sunnyvale, California 94086 United States	www.zoran.com

Financial Adviser

Goldman Sachs, 555 California Street & Co., 45th Floor, San Francisco, California 94104 United States

Legal advisers to Zoran

Jones Day 1755 Embarcadero Road Palo Alto, California 94303 United States

Auditors and Reporting Accountants

Deloitte & Touche LLP 225 W. Santa Clara Street, Suite 600 San Jose, California 95113 United States

Registrars and Transfer Agent

Broadridge Investor Communication Solutions Inc.

PART I

INFORMATION ON THE TRANSACTION

1.	Description of the Transaction

On 21 February 2011, the boards of CSR and Zoran announced that they had entered into a definitive merger agreement which provided that, subject to the approval of Zoran Shareholders and CSR Shareholders and a number of other Conditions, Merger Sub, a wholly-owned subsidiary of CSR, will be merged with and into Zoran and Zoran, as the surviving corporation, will become a wholly-owned subsidiary of CSR. On 17 June 2011, the boards of the two companies announced that they had agreed to amended terms for the Transaction.

Under the terms of the Amended and Restated Merger Agreement, it is proposed that Zoran Shareholders will receive US$6.26 in cash, without interest, and 0.589 New Ordinary Shares in the form of ADSs listed on The NASDAQ Stock Market, each representing four New Ordinary Shares, for each Zoran Share held immediately prior to Completion. At 16 June 2011, the last Business Day before the announcement of the Revised Terms, this entitlement represented a value of US$9.19 per Zoran Share or a total consideration of US$484 million (approximately £300 million)9. This represents a premium of approximately 28 per cent. to the closing share price of Zoran Shares of $7.20 on 16 June 2011 and a discount of approximately 1 per cent. to the average closing share price of Zoran Shares over the three months prior to 16 June 2011. The total consideration represents a Zoran enterprise value (calculated as the total consideration minus Zoran’s total cash and cash equivalents as of 31 March 2011) of approximately US$233 million. Based on the closing price of Existing Ordinary Shares of £2.90 as of 20 July 2011, being the reference date used in the Form F-4, and converted to a price in US dollars of $4.69 (using a US dollar to Sterling exchange rate of US$1.62:£1 as of 20 July 2011, being the reference date used in the Form F-4, the entitlement for each Zoran Share represents a value of US$9.02 or a total consideration of US$475 million.

Following Completion, it is expected that Zoran Shareholders will own approximately 17 per cent. of the Combined Company on a fully diluted basis10.

CSR will not issue any fractional CSR ADSs in the Transaction. Instead, Zoran Shareholders will receive cash, without interest, for any fractional CSR ADSs that they might otherwise receive in the Transaction. The amount of the cash payment to each Zoran Shareholder will either (a) represent a proportionate interest in the net proceeds from the sale on The NASDAQ Stock Market of the aggregate of the fractional CSR ADSs that would otherwise have been issued as consideration or (b) be paid by CSR based on the closing price of a CSR ADS on The NASDAQ Stock Market on the first Business Day following the date the Transaction becomes effective.

The Transaction is subject to a number of Conditions, including the approval by CSR Shareholders and Zoran Shareholders at the Shareholder Meetings and the expiration or termination of the waiting period under the Hart-Scott-Rodino Act in the United States. The waiting period under the Hart-Scott-Rodino Act with respect to the Transaction was terminated on 24 March 2011. It is expected that the Transaction will be completed shortly after the Shareholder Meetings.

The CSR Board considers that the Transaction is in the best interests of CSR Shareholders as a whole. The CSR Board unanimously recommends that CSR Shareholders vote in favour of the Transaction and the other resolutions to be proposed at the CSR General Meeting, as set out in the Notice of General Meeting. The Directors have entered into voting agreements pursuant to which they have agreed to vote in favour of the resolutions to be proposed at the CSR General Meeting in relation to their own individual holdings, which amount in aggregate to approximately 1.474 per cent. of the voting rights attaching to the Existing Ordinary Shares as at 2 August 2011, being the latest practicable date prior to publication of this document.

As stated in “The Merger - Recommendation of Zoran’s Board of Directors: Zoran’s Reasons for the Merger” section of the Form F-4, the Zoran Board has determined that the Amended and Restated Merger Agreement and the Transaction are in the best interests of Zoran and the Zoran Shareholders and has recommended that Zoran Shareholders vote in favour of the adoption of the Amended and Restated Merger Agreement at the Zoran Special Meeting. Certain directors of Zoran have also entered into voting agreements pursuant to which they have agreed to vote in favour of the proposal to adopt the Amended and Restated Merger Agreement at the Zoran Special Meeting. As of 2 August 2011, being the latest practicable date prior to publication of this document, such directors and certain entities controlled by or otherwise affiliated with them beneficially owned Zoran Shares representing less than one per cent., of the voting rights attaching to Zoran Shares.

[9]	Based on the closing price of 308.1 pence per Existing Ordinary Share and the closing price of US$7.20 per Zoran Share and a US dollar to Sterling exchange rate of $1.6147:£1 on that day.
[10]	Assuming: (i) the exercise of all outstanding ‘in the money’ options and awards of CSR at the CSR share price, calculated according to the treasury method and (ii) the exercise of all Zoran outstanding ‘in the money’ options and restricted stock units, at the implied entitlement value for each Zoran Share, calculated according to the treasury method, each as at 2 August 2011 (the latest practicable date prior to publication of this document).

2.	Summary of the terms of the Transaction

The key terms of the Amended and Restated Merger Agreement are set out below. A more detailed summary of the Amended and Restated Merger Agreement is included in Part II.

Material Conditions

The material Conditions are:

•	approval of the requisite resolutions by both CSR Shareholders and Zoran Shareholders;

•	the waiting period applicable to the consummation of the Transaction under the Hart-Scott-Rodino Act having expired or been terminated;

•	the accuracy of each party’s representations and warranties (except where any inaccuracy has not had a material adverse effect);

•	the performance by each party of its material obligations under the Amended and Restated Merger Agreement; and

•

admission of the New Ordinary Shares issuable to Zoran Shareholders under the Amended and Restated Merger Agreement to listing on the Official List (which will be satisfied at the same time as Completion) and to trading on the Main Market of the London Stock Exchange and approval for listing of the CSR ADSs on The NASDAQ Stock Market.

The waiting period under the Hart-Scott-Rodino Act with respect to the Transaction was terminated on 24 March 2011.

There can be no assurance that the other Conditions will be satisfied or that the Transaction will be completed.

Termination of the Amended and Restated Merger Agreement

Each party is able to terminate the Amended and Restated Merger Agreement:

•	by mutual consent;

•	if the Transaction is not completed by 31 December 2011, subject to extension in certain circumstances;

•	if the transactions contemplated by the Amended and Restated Merger Agreement are not approved by the shareholders of either party;

•

if the other party’s board of directors (i) withdraws, modifies, qualifies or amends its recommendation of the Transaction in a manner adverse to the terminating party; (ii) approves, endorses or recommends any other acquisition offer relating to Zoran; (iii) fails to recommend against such an offer; or (iv) publicly announces an intention to do any of (i), (ii) or (iii); or

•

if such party terminates the Amended and Restated Merger Agreement to accept a “superior proposal” (and in the case of CSR if the terms of the superior proposal require CSR to terminate the Amended and Restated Merger Agreement). The Amended and Restated Merger Agreement provides that the term “superior proposal” when used with respect to CSR or Zoran, as applicable, means any bona fide written takeover proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80 per cent. of CSR Shares or Zoran Shares, as applicable, then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80 per cent. of the assets of CSR or Zoran, as applicable, and its subsidiaries and which the CSR Board or the Zoran Board, as applicable, determines in good faith (after consultation with its legal counsel and financial advisor) to be more favourable to CSR Shareholders or Zoran Shareholders, as applicable, from a financial point of view than the transactions contemplated by the Amended and Restated Merger Agreement, taking into consideration the conditions to the consummation of the takeover proposal and the financial, legal, regulatory and other aspects of the takeover proposal.

Termination fees

Zoran has agreed to pay to CSR and CSR has agreed to pay to Zoran a termination fee in the following circumstances:

•

if after an alternative takeover proposal with respect to one of the parties is announced or proposed to such party’s shareholders, the Amended and Restated Merger Agreement is terminated by either party for failure of such party’s shareholders to approve the Transaction and within six months following such termination, in respect of a payment by Zoran, Zoran or, in respect of a payment by CSR, CSR enters into or consummates any takeover proposal;

•

if either party terminates the Amended and Restated Merger Agreement because the other party’s board of directors (i) withdraws, modifies, qualifies or amends its recommendation of the Transaction in a manner adverse to the terminating party; (ii) approves, endorses or recommends any other acquisition offer; (iii) fails to recommend against such an offer or (iv) publicly announces an intention to do any of (i), (ii) or (iii), unless at such time the other party has the right to terminate due to an unremedied breach of the agreement that would prevent the conditions to closing in respect of the accuracy of the representations and compliance with covenants being satisfied;

•

if either party terminates the Amended and Restated Merger Agreement because the other party breaches any of its covenants in respect of the non-solicitation of third party acquisition proposals in any material respect; or

•

if such party terminates the Amended and Restated Merger Agreement to accept a “superior proposal”. The Amended and Restated Merger Agreement provides that the term “superior proposal” when used with respect to CSR or Zoran, as applicable, means any bona fide written takeover proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80 per cent. of CSR Shares or Zoran Shares, as applicable, then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80 per cent. of the assets of CSR or Zoran, as applicable, and its subsidiaries and which the CSR Board or the Zoran Board, as applicable, determines in good faith (after consultation with its legal counsel and financial advisor) to be more favourable to CSR Shareholders or Zoran Shareholders, as applicable, from a financial point of view than the transactions contemplated by the Amended and Restated Merger Agreement, taking into consideration the conditions to the consummation of the takeover proposal and the financial, legal, regulatory and other aspects of the takeover proposal.

The termination fees payable by Zoran and CSR are US$8.6 million (subject to a possible adjustment for VAT) (which is equal to less than 1 per cent. of CSR’s fully diluted market capitalisation as at the close of business on 16 June 2011) except that, if Zoran terminates the Amended and Restated Merger Agreement to accept a “superior proposal”, the termination fee payable by Zoran is US$12.7 million (subject to a possible adjustment for VAT).

3.	Background to and reasons for the Transaction

CSR’s strategy is to provide semiconductor and software based solutions that enhance consumers’ experience in a location-aware, wire-free, connected world. There is a rapidly growing demand for devices that capture and play video and audio, are increasingly inter-connected and inter-operable, are able to indicate the user’s location via GPS or other positioning systems, and are able to wirelessly connect via technologies such as Bluetooth and Wi-Fi.

Examples of such devices include smartphones, cameras with geo-tagging and wireless connections, TVs with HD video and wireless connectivity, and automobiles with GPS for navigation. Currently, manufacturers are looking for suppliers that can provide differentiated solutions in all these areas, which has been confirmed by the positive feedback on the Transaction given by existing and potential customers during management meetings conducted by CSR following the announcement of the Transaction.

As CSR has grown, it has also enhanced its knowledge, expertise and global presence in order to meet the evolving requirements of its customers. This has been achieved by adding capabilities in areas adjacent to Bluetooth, such as GPS, through the acquisition of SiRF; Wi-Fi, which it has developed internally; and audio, which it has developed both internally and through acquisitions such as Clarity Technologies and aptX. Given the increasing importance of visual content, the Transaction represents a further important step in CSR’s strategic development, creating a global leader in wireless connectivity, location-aware products, imaging and video, and audio technology. It is expected to:

•	strengthen and diversify CSR’s business with Zoran’s complementary products, technology, expertise and attractive customer relationships;

•

create new growth opportunities by increasing CSR’s scale and addressable market, enabling the Combined Company to unlock and potentially expand the growing area of next-generation connected devices with innovative high quality audio-visual content technologies for use in the home, the office, the car, or otherwise on the move;

•	reduce the time to market for new products, while increasing their value to customers through combining technologies and expertise; and

•	generate attractive financial results.

Strengthen CSR’s existing business

The Transaction is expected to boost CSR’s existing business in a number of ways:

•

Zoran’s image and video capture and display technology complements CSR’s suite of connectivity, audio and location-aware products. By combining products and expertise, the portfolio of solutions available to the customers of both companies is expected to be enhanced. For example:

•

Connected and location-aware cameras are already an exciting near-term reality. CSR has GPS and Wi-Fi solutions for the camera market and these can be combined with Zoran’s market-leading proprietary camera-on-a-chip (COACH) platform, enabling the software and RF (Radio Frequency) design for these solutions to be pre-integrated, so reducing customers’ implementation costs and improving their time to market.

•

The wireless connected home is a rapidly developing area in consumer electronics. CSR has Wi-Fi, Audio and Bluetooth chips, which it promotes into home entertainment markets. With the addition of Zoran’s digital television (DTV), printer, camera and silicon tuner platforms, CSR’s product offerings and routes to market will be expanded. This increases the opportunity to win business in the “connected TV” and home entertainment arena, by adding Wi-Fi wireless surround sound and Bluetooth low energy to Zoran’s existing offerings.

•

CSR has strong relationships with automotive manufacturers, to whom it supplies Bluetooth, Wi-Fi and GPS solutions. Automotive companies are increasingly building-in video and camera functionality to their products, and are actively looking for technology providers that can combine connectivity, location, and imaging technologies. As a result, the Transaction enhances the prospects of selling Zoran’s market-leading video and imaging technology alongside CSR’s connectivity and location solutions to these customers.

•

The two companies mutually serve many global customers and the Transaction will increase CSR’s relevance with key consumer electronics companies. With 80 per cent. of pro forma revenue coming from markets where the Combined Company has a market leading position, it will be better able to leverage its extended product and technology portfolio.

•

The addition of Zoran’s intellectual property rights of more than 850 issued and pending patents built up over 25 years significantly expands CSR’s intellectual property rights portfolio, which is expected to increase the Combined Company’s ability to compete in the global semiconductor market.

•	The Transaction broadens the scope of CSR’s markets and business model, increasing diversity by both market and technology, while adding major software components to CSR’s existing product portfolio.

Create new growth opportunities

Combining CSR’s and Zoran’s technology, commercial relationships and people is expected to provide incremental growth for the Combined Company.

•

There is an increasing amount of media-rich technology being delivered to consumer electronic devices, which require enhanced connectivity, audio and image/video quality. CSR is an innovator in wireless, audio and locations systems, while Zoran has a strong track record in the development of video and imaging technology. For example, in the DSC segment, Zoran has a leading market share with its COACH image processor while CSR enjoys significant traction with its SiRFStar4e product for geo-tagging, enabling the Combined Company to build on their combined strengths as DSCs become more connected and location-aware.

•

The Transaction will create stronger strategic relationships with key customers. The richer technology portfolio resulting from the Transaction will deliver a product range which is more closely aligned to customers’ requirements, allowing them increasingly to differentiate their products to consumers. In addition, combining technologies will simplify R&D challenges and support a faster time to market for customers’ products and reduce their associated execution requirements, risk and costs.

•

The Combined Company will have a world-class team in research, development, marketing, sales and manufacturing. The Combined Company will draw upon a global talent pool that has been assembled over many years and is at the forefront of innovation in wireless connectivity, location-aware products, audio, imaging and video technology. This will further enhance its capability to win in current, as well as future growth markets.

Reduce time to market for new products and increase margin

The Combined Company will have greater access to a range of technologies and capabilities, enabling it to develop products and solutions more efficiently. By designing and specifying integrated products within one company, the Combined Company should be able to bring products more quickly to market. The Transaction significantly increases the scale of CSR’s business which will lead to improved supply chain efficiency, enhanced purchasing power and cross-fertilisation of manufacturing techniques. This will enable CSR to reduce its development costs and simplify its manufacturing procedures so providing products with an improved margin. A shorter time to market, lower development costs and a wider and deeper engagement with customers, while meeting their preference for fewer, bigger suppliers, provides the Combined Company with the opportunity to capture a greater proportion of the final product value.

Generate attractive financial results

The Transaction is expected to generate attractive financial results:

•	enhancing the Combined Company’s earnings, growth and gross margin profile;

•	accelerating revenue from platforms, meeting CSR’s goal of increasing its revenues from this product area; and

•	diversifying revenues across technologies, market segments and customers.

CSR expects to generate run rate cost synergies of US$50 million across the Combined Company by the end of the first quarter of 2012, whilst continuing investment in the combined technology pipeline. One-off charges relating to overall integration and realisation of cost synergies are expected to total approximately US$50 million. Of the targeted savings, US$35 million of synergies are expected from a reduction in operating expenditure and US$15 million of synergies from a reduction in cost of goods sold. These synergies are in addition to the ongoing US$30 million cost reductions already undertaken at Zoran.

In addition, CSR expects to achieve further identified “rightsizing” savings at an annual run rate of US$20 million. Both cost synergies and rightsizing savings are expected to be achievable by the end of the first quarter 2012 based upon extensive integration planning.

As a result of these expected actions of the Combined Company and the actions Zoran is already undertaking on a standalone basis, the net increase in CSR’s run rate operating costs compared to CSR on a standalone basis is expected to be approximately US$175 million by the end of first quarter of 2012, compared to the first quarter 2011 Zoran run rate of approximately US$260 million.

Importantly, taking into account the full run rate of the expected cost synergies and identified rightsizing savings, as well as the ongoing cost savings at Zoran, the Transaction is expected to provide more than 15 per cent EPS accretion in 2012, before any incremental revenue synergies and one-off costs.

4.	Information on Merger Sub

Merger Sub was formed as a wholly-owned subsidiary of CSR. It was incorporated in the State of Delaware on 17 February 2011 solely to participate in the Transaction and has never conducted any other business.

5.	Combined Company Board

Following Completion, Dr Levy Gerzberg will be invited to join the CSR Board as a non-executive director. The CSR Board will continue to be chaired by Ron Mackintosh and the Combined Company will be headed by CSR’s current Chief Executive Officer Joep van Beurden. Will Gardiner, CSR’s current Chief Financial Officer, will continue in this role in the Combined Company.

The proposed Combined Company Board will comprise:

Ron Mackintosh	Chairman

Joep van Beurden	Chief Executive Officer

Will Gardiner	Chief Financial Officer

Christopher Ladas	Operations Director

Kanwar Chadha	Chief Marketing Officer

James Collier	Non-Executive Director

Anthony Carlisle	Senior Independent Director

Andrew Allner	Non-Executive Director

Sergio Giacoletto-Roggio	Non-Executive Director

Teresa Vega	Non-Executive Director

Dr Levy Gerzberg	Non-Executive Director

6.	Financial Effects of the Transaction

On a pro forma basis and assuming the Transaction had completed on 31 December 2010, the Combined Company would have had net assets of $912 million (based on the consolidated net assets of CSR and Zoran as at 31 December 2010). On the same basis, the Combined Company would have a cash balance of $370 million and no bank debt. The combined pro forma gross margin for the year ended 31 December 2010, assuming the Transaction took place on 2 January 2010, is approximately 48 per cent.

The Transaction will increase CSR’s revenues by around 50 per cent. at a gross margin of more than 50 per cent. The Combined Company’s increased scale, diversity and balance sheet strength will enhance its business model and will offer greater flexibility than CSR as a standalone company.

Unaudited pro forma condensed consolidated financial information for the Combined Company, comprising an unaudited pro forma condensed consolidated balance sheet at 31 December 2010 and an unaudited pro forma condensed consolidated income statement of the Combined Company for the year ended 31 December 2010 is set out in Part XI (Unaudited Pro Forma Condensed Consolidated Financial Information for the Combined Company) of this document. The unaudited pro forma consolidated financial information, which has been prepared for illustrative purposes only, by its nature addresses a hypothetical situation and therefore does not show what the results of operations and financial position of the Combined Company would have been if the Transaction had actually occurred on the dates assumed. This information also does not indicate what the future operating results or consolidated financial position of the Combined Company will be.

7.	Zoran Stock Options

As of Completion, each outstanding and unexercised stock option to acquire Zoran Shares and each restricted stock unit with respect to Zoran Shares will be assumed by CSR. The assumed options and restricted stock units will be converted into options or restricted stock units, respectively, which shall, subject to the prevailing terms and conditions of grant, be satisfied by the issuance of either CSR ADSs or Ordinary Shares, at the election of CSR. The number of CSR ADSs or Ordinary Shares issuable for each converted option or restricted stock unit will equal the number of Zoran Shares subject to the award multiplied by the Option Exchange Ratio.

Details of the Zoran stock plans are set out in Part II of this document.

As at 2 August 2011 (the latest practicable date prior to publication of this document), 9,783,010 Zoran Shares were subject to outstanding Zoran share options or awards or restricted stock units (such options having exercise prices of between $0.00 and $28.26 with a total weighted average exercise price of US$10.23).

8.	Current trading, trends and prospects

On 27 July 2011, CSR published its unaudited results for the second quarter of 2011 and half year ended 1 July 2011, reporting revenues of $193.9 million, in line with the guidance given at the time of the release of results for the first quarter of 2011, and an underlying operating profit of $24.2 million.

CSR’s business has been resilient in the second quarter: CSR continues to execute successfully against its strategy of diversifying its revenue base and it continues to extend its product portfolio and customer base, and CSR believes that its move to the 40nm node will increase its competitiveness. During the second quarter, CSR demonstrated its next-generation 40nm location platform with multi Global Navigation Satellite Systems (GNSS) capability, reached the final stages of development of its Bluetooth/Wi-Fi combo chip and taped-out (meaning that, the manufacturing database has been sent to the foundry) its next generation RF companion chip for its SOCs. CSR also tested its first 40nm NFC IP during the second quarter.

Handset Business

During the second quarter, CSR secured new design wins for its CSR8000™ family and BC6 Bluetooth products in feature phones for a number of customers, including Nokia and Samsung. CSR’s SiRFstarIV™ location product had additional design wins in smartphones and tablets from ZTE and other Asian manufacturers, and its SiRFstarIV location product with Samsung began contributing meaningful revenues during this quarter. CSR also introduced a Bluetooth low energy variant of its CSR8000 product for tablets and smartphones.

Audio & Consumer Business

CSR secured multiple new design wins for its CSR µEnergy™ Bluetooth low energy solutions (CSR1000 and CSR1001) across a number of computer mice and keyboard vendors and CSR anticipates that these products will support further applications in the health and fitness markets. CSR believes that its Bluetooth low energy products will be used in advanced TV controllers, as new controllers offer additional functionality combined with long battery life, compared to line-of-sight infra-red and other RF solutions.

CSR maintained its market leadership position in the audio headset market and saw strong growth in stereo headsets and speaker docks, with a series of design wins for its CSR8670™ next-generation audio platform. CSR’s 1.6 HFP Bluetooth profile was ratified during the quarter, which includes Wideband Speech (also known as HD voice) capability. CSR expects the market for HD voice-enabled equipment to expand rapidly, providing future revenue opportunities. CSR qualified the BC6145™ to this new specification as the first mass-market mono headset solution to support this new hands-free profile. CSR is working with a number of customers, including LG, to bring consumer products to market based on the BC6145 and expects this chip to see increased revenues in the second half of 2011.

In the digital still camera (DSC) market, CSR saw previously announced design wins at Panasonic, Canon, and Fujifilm beginning to grow in volume during the second quarter. Cameras and camcorders are increasingly incorporating Wi-Fi in addition to location-based products.

CSR had design wins for its Bluetooth, GPS and Wi-Fi products with a number of Tier One tablet and netbook suppliers. CSR is working with its development partners to offer modules to PC and tablet makers such as Sony, MIO and Sharp.

Automotive & PND Business

CSR moved to a second source supplier late in the second quarter, thereby relieving capacity constraints. However, it saw some weakness in Japanese vehicle production and PND sales, especially in Western markets.

CSR maintained its market leadership position in Bluetooth with its SIG (Special Interest Group) qualifications performing strongly. CSR had a series of design wins in all areas of the auto market, across its four technologies: Bluetooth, Wi-Fi, location and its SOC product lines. CSR’s next generation 40nm automotive infotainment and navigation SOC has four lead customers (with a strong pipeline of potential customers) and CSR had three further Wi-Fi design wins, taking the total Wi-Fi designs for the division to thirteen. CSR also had a major design win with its SiRFatlasV SOC for a new PND platform.

During the second quarter, CSR introduced the SiRFstarIV GSD4e-9500 GPS engine, the first SiRFstarIV architecture GPS device optimised for the automotive industry, and shipped industrial samples of the auto-qualified CSR8311, an advanced Bluetooth HCI device that is first to deliver Bluetooth low energy and Wideband Speech with HD voice capabilities to the automotive market. In addition, CSR brought to market a software module for the CSR6000 family of Wi-Fi chips that makers of in-vehicle infotainment systems can use to add Wi-Fi hot spot, Wi-Fi client and Bluetooth capabilities to any vehicle. CSR expects these three products to contribute to revenues during 2012.

9.	Listing and dealing on the London Stock Exchange

Application will be made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange, respectively.

Subject to the satisfaction of the Conditions, the Transaction will become effective and Admission will occur at the same time. It is expected that the New Ordinary Shares will commence trading on the London Stock Exchange at 8.00 a.m. on 31 August 2011.

10.	Registration with the SEC and listing of CSR ADSs on The NASDAQ Stock Market

In connection with the Transaction, CSR has filed to register the offering of the CSR ADSs under the US Securities Act and to list the CSR ADSs on The NASDAQ Stock Market under the symbol “CSRE”. J.P. Morgan Chase Bank N.A. is the depositary of the New Ordinary Shares underlying the CSR ADSs and will be responsible for issuing the CSR ADSs. CSR is already subject to the periodic reporting and certain other obligations under the US Exchange Act applicable to foreign private issuers. This document is not part of that offering. Although CSR is an SEC reporting company, it will not be subject to those rules and requirements that would apply were CSR a US corporation.

It is expected that, subject to the Conditions being satisfied or, where appropriate, waived, ADS Admission will become effective and dealings on The NASDAQ Stock Market in the CSR ADSs will commence at 8.00 a.m. on 31 August 2011.

11.	Voting Agreements

The directors of CSR and certain directors of Zoran have entered into voting agreements pursuant to which they have agreed to vote in favour of the proposal to adopt the Amended and Restated Merger Agreement at their respective Shareholder Meetings. As of 2 August 2011, being the latest practicable date prior to the publication of this document, the CSR Board and certain entities controlled by or otherwise affiliated with them beneficially owned shares representing approximately 1.474 per cent. of all Ordinary Shares and the directors of Zoran who have entered into such voting agreements and certain entities controlled by or otherwise affiliated with them beneficially owned shares representing less than one per cent. of all Zoran Shares.

12.	Overseas shareholders

12.1	United States

Based on CSR’s issued share capital of 170.6 million as at 2 August 2011 (the latest practicable date prior to publication of this document) and 29.6 million New Ordinary Shares being issued to the CSR Depositary Bank for issue to Zoran Shareholders on Completion in connection with the Transaction, CSR expects to have approximately 200.2 million issued Ordinary Shares upon Completion. Of these, 170.6 million Existing Ordinary Shares outstanding prior to the Transaction and New Ordinary Shares underlying the CSR ADSs registered on Form F-4 (and any New Ordinary Shares transferred by the CSR Depositary Bank to CSR ADS holders in exchange for CSR ADSs) will be freely tradable without restriction or further registration under the US Securities Act. The remaining Ordinary Shares and New Ordinary Shares and CSR ADSs held by affiliates of CSR will be restricted securities as a result of the US securities laws. Such shares will be eligible for resale under Rule 144, subject to volume limitations. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under the US Securities Act.

(A)	Rule 144

In general, under Rule 144 as currently in effect, a person who is not one of CSR’s affiliates and who is not deemed to have been one of its affiliates at any time during the three months preceding a sale and who has beneficially owned Ordinary Shares that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell these Ordinary Shares, without registration in the United States, subject to the continued availability of current public information about CSR. This current public information requirement is eliminated after a one-year holding period.

A person who is one of CSR’s affiliates and who has beneficially owned Ordinary Shares that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell, without registration in the United States, within any three-month period a number of shares that does not exceed one per cent. of the number of Ordinary Shares then outstanding, which will equal approximately 2 million Ordinary Shares immediately after the Transaction (based on CSR’s outstanding Ordinary Shares as of 2 August 2011 and 29.6 million New Ordinary Shares being issued in connection with the Transaction), subject to the continued availability of current public information about CSR and the filing of a Form 144 notice of sale if the sale is for an amount in excess of 5,000 shares or for an aggregate sale price of more than $50,000 in a three-month period.

(B)	Regulation S

Regulation S under the US Securities Act provides that shares owned by any person may be sold without registration in the United States if the shares are sold in an offshore transaction involving no directed selling efforts in the United States, as these terms are defined in Regulation S. In general, this means that Ordinary Shares may be sold on the London Stock Exchange or in some other manner outside the United States without registration under the US Securities Act.

(C)	Share Options

After Completion, CSR intends to file one or more registration statements in the United States under the US Securities Act covering the New Ordinary Shares underlying the CSR ADSs and the New Ordinary Shares reserved for issuance under employee equity incentive plans to former holders of Zoran stock options and restricted stock units. Any such registration statements would be filed and become effective as soon as practicable after consummation of the Transaction. Accordingly, such CSR ADSs will be available for sale in the US market immediately, subject to vesting provisions and Rule 144 volume limitations applicable to affiliates.

12.2	Other Overseas Shareholders

This document and any accompanying documents are not being made available to any CSR Shareholders with registered addresses in a Restricted Jurisdiction. The Ordinary Shares have not been, and will not be, registered under the applicable securities laws of any Restricted Jurisdiction. Accordingly, the Ordinary Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction to or for the account or benefit of any national, resident or citizen in any Restricted Jurisdiction.

Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the Transaction. Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes and/or who receives New Ordinary Shares in connection with the Transaction to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Transaction, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

This document has been prepared for the purposes of complying with English law and the rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY ANY NEW ORDINARY SHARES OR EXISTING ORDINARY SHARES TO ANY PERSON IN, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN OR INTO, ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

Overseas Shareholders should consult their own legal, financial and tax advisers with respect to the legal, exchange control and tax consequences of the Transaction in their particular circumstances.

PART II

THE AMENDED AND RESTATED MERGER AGREEMENT

The following discussion summarises material provisions of the Amended and Restated Merger Agreement, a complete copy of which is available for inspection at the addresses set out in paragraph 12 of Part XIV (Additional Information). The rights and obligations of the parties are governed by the express terms and conditions of the Amended and Restated Merger Agreement and not by this summary or any other information contained in this document.

The Amended and Restated Merger Agreement is described in this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding CSR, Zoran or their respective businesses. The representations, warranties and covenants contained in the Amended and Restated Merger Agreement: (i) were made only for purposes of the Amended and Restated Merger Agreement and as of the specific dates set forth therein; (ii) were solely for the benefit of the parties to the Amended and Restated Merger Agreement; (iii) are subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Amended and Restated Merger Agreement instead of establishing these matters as facts; and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterisations of the actual state of facts or condition of CSR, Zoran or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amended and Restated Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by CSR and Zoran. Accordingly, you should not rely on the representations, warranties and covenants in the Amended and Restated Merger Agreement as characterisations of the actual state of facts about CSR or Zoran, and you should read the information provided elsewhere in this document for information regarding CSR and Zoran and their respective businesses.

1.	Transaction Consideration

Each of the CSR Board and the Zoran Board has approved the Amended and Restated Merger Agreement, which provides for the merger of Merger Sub with and into Zoran. Upon Completion, Zoran will be the surviving corporation in the Transaction and will become a wholly-owned subsidiary of CSR. Each Zoran Share issued and outstanding immediately prior to Completion (except for Zoran Shares held by CSR, Zoran or their respective wholly-owned subsidiaries and except for dissenting shares), will be converted into the right to receive US$6.26 in cash, without interest, and 0.589 New Ordinary Shares in the form of ADSs listed on The NASDAQ Stock Market, each representing four New Ordinary Shares. If the number of CSR ADSs or Zoran Shares changes before the Transaction is completed because of a share dividend or other distribution payable in Ordinary Shares, CSR ADSs or Zoran Shares or because of a share or stock split, reverse share or stock split, reclassification, combination or other similar change, then an equitable adjustment will be made to the number of Ordinary Shares into which each Zoran Share will be converted.

CSR will not issue any fractional CSR ADSs in the Transaction. Instead, Zoran Shareholders will receive cash, without interest, for any fractional CSR ADSs that they might otherwise receive in the Transaction. The amount of the cash payment to each Zoran Shareholder will either (a) represent a proportionate interest in the net proceeds from the sale on The NASDAQ Stock Market of the aggregate of the fractional CSR ADSs that would otherwise have been issued as Transaction Consideration or (b) be paid by CSR based on the closing price of a CSR ADS on The NASDAQ Stock Market on the first Business Day following the date the Transaction becomes effective.

At the effective time of the Transaction, Zoran’s certificate of incorporation will be amended and restated in the form proscribed in the Amended and Restated Merger Agreement, and will be the certificate of incorporation of the surviving corporation after Completion.

2.	Treatment of Zoran stock options and other equity-based awards

The Amended and Restated Merger Agreement provides that each option to acquire Zoran Shares outstanding immediately prior to the effective time of the Transaction and issued under any Zoran option plans will be assumed by CSR and converted by virtue of the Transaction and without any action on the part of the holder of that Zoran stock option, into an option exercisable for, at the election of CSR, either CSR ADSs or Ordinary Shares.

The number of CSR ADSs into which such new option will be exercisable will be equal to the product obtained by multiplying the aggregate number of Zoran Shares for which such Zoran stock option was exercisable by the Option Exchange Ratio (rounded down to the nearest whole share).

The number of Ordinary Shares into which such new option will be exercisable will be equal to the product obtained by multiplying the aggregate number of Zoran for which such Zoran stock option was exercisable by the Option Exchange Ratio (rounded down to the nearest whole share).

All converted stock options held by persons who are not residents of Europe or India shall be exercisable for CSR ADSs unless otherwise agreed by CSR and Zoran.

The new exercise price per share of such converted Zoran stock option shall be equal to:

•

in the case of converted stock options exercisable for CSR ADSs, the per share exercise price of such Zoran stock option immediately prior to the effective time of the Transaction divided by the Option Exchange Ratio, rounded up to the nearest cent; and

•

in the case of converted stock options exercisable for Ordinary Shares, the product of the conversion rate multiplied by the per share exercise price of such Zoran stock option immediately prior to the effective time of the Transaction divided by the Option Exchange Ratio, rounded up to the nearest pence.

The Amended and Restated Merger Agreement further provides that each restricted stock unit with respect to Zoran Shares granted under a Zoran option plan that is outstanding immediately prior to the effective time of the Transaction will, by virtue of the Transaction and without any action on the part of the holder thereof, be converted into a restricted stock unit, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such Zoran restricted stock unit immediately prior to the effective time of the Transaction, representing, at the election of CSR, either CSR ADSs or Ordinary shares.

With respect to new restricted stock units for CSR ADSs, the number of CSR ADSs underlying such new restricted stock unit will be equal to the number of Zoran Shares subject to the Zoran restricted stock unit immediately prior to the effective time of the Transaction multiplied by the Option Exchange Ratio, rounded to the nearest whole share.

With respect to new restricted stock units for Ordinary Shares, the number of Ordinary Shares underlying such new restricted stock unit will be equal to the number of Zoran Shares subject to the Zoran restricted stock unit immediately prior to the effective time of the Transaction multiplied by the Option Exchange Ratio, rounded to the nearest whole share. All converted CSR restricted stock units held by persons who are not residents of Europe or India shall be with respect to CSR ADSs unless otherwise agreed by CSR and Zoran.

3.	Closing and effective time of the Transaction

The parties are obligated to complete the Transaction only if all of the Conditions are either satisfied or waived.

The Transaction will become effective when a certificate of merger has been filed with the Secretary of State of the State of Delaware and has become unconditional upon the publication of a dealing notice by the UK Listing Authority. In the Amended and Restated Merger Agreement, CSR and Zoran have agreed to cause Completion to occur on the second Business Day following the satisfaction or waiver of the last of the Conditions (other than those Conditions which by their nature are to be satisfied on the date the Transaction is to be completed), or on another mutually agreed date.

CSR and Zoran have agreed to file a certificate of merger which will specify that the Transaction will become effective upon Admission. Admission is the only condition expected to be satisfied at the same time the Transaction is completed.

It currently is anticipated that the effective time of the Transaction will occur during the third quarter of 2011.

4.	Conversion of shares; exchange of certificates

The conversion of each Zoran Share into the Transaction Consideration will occur automatically at Completion. Before Completion, CSR will engage an exchange agent reasonably acceptable to Zoran to handle the exchange of Zoran Share certificates for the Transaction Consideration and to perform other duties as outlined in the Amended and Restated Merger Agreement.

5.	Letter of transmittal

Promptly after Completion (and in any event within 10 Business Days), the Exchange Agent will send a transmittal letter to each person who held Zoran Shares at the effective time of the Transaction. This mailing will contain instructions on how to surrender Zoran Share certificates or book-entry shares in exchange for statements indicating book-entry ownership of CSR ADSs and a cheque in the amount representing the cash portion of the Transaction Consideration plus any cash to be paid instead of fractional CSR ADSs. If a holder of a Zoran stock certificate or Zoran book-entry shares makes a special request, CSR will issue to the requesting holder a physical ADR in lieu of book-entry shares. When Zoran Shareholders deliver their Zoran Share certificates to the Exchange Agent along with a properly executed letter of transmittal and any other required documents, their Zoran Share certificates will be cancelled and Zoran Shareholders will receive statements indicating book-entry ownership of CSR ADSs, or, if requested, a physical ADR representing the number of CSR ADSs to which they are entitled under the Amended and Restated Merger Agreement. Zoran Shareholders also will receive a cash payment for any fractional CSR ADSs that they would otherwise have been entitled to as a result of the Transaction.

Zoran Shareholders will be directed not to submit their Zoran Shares for exchange until they receive the transmittal instructions and a form of letter of transmittal from the Exchange Agent.

If a certificate for Zoran Shares has been lost, stolen or destroyed, the Exchange Agent will issue the consideration properly payable under the Amended and Restated Merger Agreement upon receipt of an affidavit from the Zoran Shareholder attesting to that loss, theft or destruction.

After Completion, there will be no further transfers on the stock transfer books of Zoran (except as required to settle trades executed prior to Completion).

6.	Appraisal Rights

Record holders of Zoran Shares who do not vote in favour of the Transaction and otherwise comply with the requirements and procedures of section 262 of DGCL are entitled to exercise their rights of appraisal, which generally entitle shareholders to receive a cash payment equal to the fair value of their Zoran Shares in connection with the Transaction. A detailed description of the appraisal rights and procedures available to Zoran Shareholders is included in “The Merger - Appraisal Rights” section of the Form F-4.

7.	Withholding

CSR, Zoran and the Exchange Agent will be entitled to deduct and withhold the amounts they are required to deduct and withhold under any federal, state, local or foreign tax law. If CSR, Zoran or the Exchange Agent withholds any amounts, these amounts will be treated for all purposes of the Transaction as having been paid to the Zoran Shareholders from whom they were withheld.

8.	Dividends and distributions

While CSR has not historically paid regular dividends or other distribution, at the CSR Annual General Meeting, CSR shareholders approved the CSR Board’s proposal to pay CSR’s first dividend of £0.04 per share in respect of FY 2010, representing 2/3 of a notional £0.06 full year dividend that would have been paid if CSR had commenced payment of dividends sooner.

The dividend was paid on 3 June 2011 to CSR Shareholders of record on 13 May 2011. Because the Transaction had not occurred prior to 13 May 2011, Zoran Shareholders did not participate in the dividend in respect of the shares they will receive in the Transaction. If any dividend or other distribution is declared after the effective time of the Transaction with respect to CSR ADSs into which Zoran Shares have been converted, until Zoran Share certificates have been surrendered for exchange (or Zoran book-entry shares have been properly transferred), the dividend or distribution will accrue but will not be paid. CSR will pay, or cause the CSR Depositary Bank to pay, any unpaid dividends or other distributions, without interest, to former Zoran Shareholders only after they have duly surrendered their Zoran Share certificates.

It is the CSR Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of CSR, as well as the long term outlook for growth in earnings per share and group cash flow. The CSR Board intends to pay dividends on a semi-annual basis.

Zoran does not pay regular dividends or other distributions.

9.	Representations and warranties of CSR and Zoran to each other

The Amended and Restated Merger Agreement contains representations and warranties made by Zoran and CSR to, and solely for the benefit of, each other. Investors should not rely on the representations and warranties in the Amended and Restated Merger Agreement as characterisations of the actual state of facts about CSR or Zoran and should instead read the information provided elsewhere in this document for information regarding CSR and Zoran and their respective businesses.

The Amended and Restated Merger Agreement contains customary representations and warranties made by CSR and Zoran relating to their respective businesses regarding, among other things:

•	corporate matters, including organisation and power to conduct its business, foreign qualifications, corporate authorisations, enforceability, organisational documents and subsidiaries;

•

authority relative to execution, delivery and performance of the Amended and Restated Merger Agreement by Zoran and the absence of contraventions or conflicts with Zoran’s organisational documents as a result of the Transaction;

•	required governmental authorisations;

•	capitalisation;

•	options, stock-based awards and warrants;

•	the timely filing of reports with governmental entities;

•	financial statements, internal controls and accounting;

•	liabilities;

•	the absence of material adverse changes;

•	legal proceedings;

•	business contracts;

•	employee benefit plans and labour relations;

•	taxes and tax treatment of the Transaction;

•	environmental matters;

•	IP and real and personal property;

•	required permits and compliance with applicable laws;

•	unlawful payments;

•	insurance;

•	broker, finder and investment banker fees payable in connection with the Transaction;

•	compliance with its respective obligations under the Merger Agreement; and

•	information supplied for inclusion in this document and other similar documents.

The representations and warranties in the Amended and Restated Merger Agreement do not survive the effective time of the Transaction.

Zoran’s representations and warranties are qualified by the information included in (a) Zoran’s confidential disclosure letter delivered to CSR as the date of the Amended and Restated Merger Agreement and (b) Zoran’s public reports filed with the SEC on or after 1 January 2008 and prior to 18 February 2011, excluding any risk factor or forward-looking statement disclosure in such reports and excluding any information in Zoran’s 2010 unaudited condensed financial statements included in Zoran’s current report on Form 8-K furnished to the SEC on 3 February 2011.

CSR’s representations and warranties are qualified by the information included in (a) CSR’s confidential disclosure letter delivered to Zoran on the date of the Amended and Restated Merger Agreement and (b) CSR’s circulars, notices, prospectuses, resolutions, reports and other documents to which the listing rules, disclosure rules and transparency rules and/or the Prospectus Rules apply, and CSR’s public reports filed with the SEC, in each case filed, issued or otherwise made publicly available after 1 January 2008 and prior to 18 February 2011 excluding any risk factor or forward looking statement disclosure in such reports and excluding any information in the audited consolidated financial statements of CSR and its consolidated subsidiaries for the period ended 31 December 2010.

10.	Restrictions on Zoran’s Business Pending the Transaction

Under the Amended and Restated Merger Agreement, Zoran has agreed that it will conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to maintain and preserve intact its business organisation, to retain the services of its current officers and key employees, and to preserve the goodwill of its customers, suppliers and others with whom it has business relationships.

In particular, Zoran has agreed on behalf of itself and its subsidiaries to certain restrictions in its and their ability to, among other things:

•	amend its organisational documents;

•	declare or pay any dividends and distributions on its capital stock;

•	make adjustments to its capital stock;

•	acquire its own capital stock or grant rights to acquire its capital stock;

•	issue shares other than pursuant to existing option and equity incentive plans;

•	enter into voting agreements regarding its capital stock;

•

increase or pay compensation and benefits not required by any existing plan or arrangement, except as consistent with past practice, or grant severance or termination pay, to its directors, officers and employees other than pursuant to existing plans;

•	establish or accelerate rights under any benefit plans;

•	make acquisitions;

•	sell, license or transfer assets other than in the ordinary course of business;

•	enter into, terminate or amend certain material contracts other than, in certain cases, in the ordinary course of business;

•	incur indebtedness on behalf of itself or any other person other than in the ordinary course of business;

•	make loans to or investments in other persons other than in the ordinary course of business;

•	make loans to its directors or officers;

•	make capital expenditures in excess of Zoran’s actual capital expenditures in 2010;

•	change its accounting policies or procedures other than as required by US GAAP;

•	settle litigation; or

•	take certain actions with respect to its intellectual property.

These restrictions, which are subject to various exceptions and qualifications agreed by CSR and Zoran, are described in more detail in the Amended and Restated Merger Agreement and related disclosure letter. These qualifications include an agreement that Zoran may issue (i) Zoran share options in respect of 1,800,000 Zoran Shares and (ii) restricted stock units in respect of up to 800,000 Zoran Shares. In addition, some of the restrictions on Zoran’s business are qualified by confidential disclosures made by Zoran to CSR.

11.	Restrictions on CSR’s Business Pending the Transaction

Under the Amended and Restated Merger Agreement, CSR has agreed that it will use commercially reasonable efforts to maintain and preserve intact its business organisation, to retain the services of its current officers and key employees, and to preserve the goodwill of its customers, suppliers and others with whom it has business relationships and refrain from taking any action that would reasonably be expected to materially diminish the value of its business.

In particular, CSR has agreed on behalf of itself and its subsidiaries to certain restrictions in its and their ability to:

•	amend the Articles;

•	declare dividends and distributions on its share capital;

•	make adjustments to its share capital;

•	acquire its own share capital or grant rights to acquire its share capital;

•	issue shares other than pursuant to the existing share option plans;

•	enter into voting agreements regarding its share capital;

•

increase or pay compensation and benefits other than pursuant to existing plans or arrangements, or grant severance or termination pay, to its directors, officers and employees other than pursuant to existing policies;

•	establish or accelerate rights under its benefit plans;

•	make acquisitions that would prevent, impede or delay the Transaction; and

•	sell, license or transfer assets to the extent such action would prevent, impede or delay the Transaction.

These restrictions, which are subject to various exceptions and qualifications agreed by CSR and Zoran, are described in more detail in the Amended and Restated Merger Agreement and related disclosure letter. These qualifications include an agreement that CSR may (i) issue CSR Share options in respect of up to 500,000 Ordinary Shares, (ii) issue contingent share awards in respect of up to 2,700,000 Ordinary Shares and (iii) buy back up to 10 million of the Existing Ordinary Shares in a manner consistent with past practice. On 14 March 2011 Zoran consented to allow CSR to issue CSR Share options or contingent share awards in respect of up to an additional 300,000 Ordinary Shares. In addition, some of the restrictions on CSR’s business are qualified by confidential disclosures made by CSR to Zoran.

12.	Zoran’s agreement not to solicit other offers

Zoran has agreed that it will not, directly or indirectly:

•	solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or proposals relating to a “takeover proposal” for Zoran, as described below;

•	discuss or negotiate with, or furnish non-public information to, any person that has made or indicated an intention to make a takeover proposal for Zoran;

•	withdraw, modify, qualify or amend the recommendation of the Zoran Board in favour of the Transaction in any manner adverse to CSR;

•	approve, endorse or recommend any takeover proposal for Zoran;

•	enter into any contract relating to a takeover proposal for Zoran (other than a confidentiality agreement); or

•	agree to or publicly propose to do any of the foregoing.

Zoran has agreed (i) to cease any solicitations, discussions or negotiations existing as of the date of the Amended and Restated Merger Agreement with any person that, prior to such date, had made or indicated an intention to make a “takeover proposal” for Zoran, as described below, and (ii) to provide CSR prompt notice upon receipt of any “takeover proposal” for Zoran or request for non-public information relating to Zoran in connection with a “takeover proposal” for Zoran. Zoran further agreed that any violation of its obligations not to solicit other offers as set forth in the Merger Agreement would constitute a violation of the Amended and Restated Merger Agreement.

However, until Zoran Shareholders vote to adopt the Amended and Restated Merger Agreement, Zoran may:

•

engage in discussions and negotiations with a person who has made a bona fide unsolicited takeover proposal and furnish non-public information to that person pursuant to a confidentiality agreement having terms and conditions substantially equivalent to those contained in its confidentiality agreement with CSR if the Zoran Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the takeover proposal either is, or would be reasonably likely to lead to, a “superior proposal”;

•

in response to a bona fide unsolicited “takeover proposal”, withdraw, modify, qualify or amend, in a manner adverse to CSR, the recommendation of the Zoran Board in favour of the Transaction if the Zoran Board has (i) after consultation with Zoran’s financial advisor and outside legal counsel, determined in good faith that such “takeover proposal” constitutes a “superior proposal”, as described below, (ii) after consultation with Zoran’s outside legal counsel, determined in good faith that failure to take such action would be inconsistent with the fiduciary and other duties of its directors, (iii) provided CSR with three Business Days’ prior written notice, (iv) if so requested by CSR, negotiated with CSR and its advisors regarding potential amendments to the Amended and Restated Merger Agreement, and (v) following such three Business Day period, after consultation with Zoran’s financial advisor and outside legal counsel, determined in good faith that such “takeover proposal” continued to constitute a “superior proposal” and that the failure to take such action would continue to be inconsistent with the fiduciary and other duties of its directors; or

•

in the absence of a “takeover proposal”, withdraw, modify, qualify or amend, in a manner adverse to CSR, the recommendation of the Zoran Board in favour of the Transaction, if (i) the Zoran Board has, after consultation with Zoran’s outside legal counsel, determined in good faith that the failure to take such action would be inconsistent with the fiduciary and other duties of its directors and (ii) Zoran has provided CSR with three Business Days’ prior written notice.

The Amended and Restated Merger Agreement provides that the term “takeover proposal”, when used in relation to Zoran, means any indication of interest, proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of Zoran) or businesses of Zoran or its subsidiaries that generate or constitute individually or in the aggregate, 20 per cent. or more of the consolidated net revenues, net income or assets of Zoran and its subsidiaries for the year ended 31 December 2010, (ii) the issuance to any person or group of persons acting in concert of 50 per cent. or more of any class of equity capital of Zoran, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50 per cent. or more of any class of equity capital of Zoran or (iv) any merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving Zoran or any of its significant subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50 per cent. or more of any class of equity capital of Zoran, the surviving company or the resulting parent company of Zoran, in each case other than the Transaction.

The Amended and Restated Merger Agreement provides that the term “superior proposal” when used with respect to Zoran means any bona fide written takeover proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80 per cent. of Zoran Shares then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80 per cent. of the assets of Zoran and its subsidiaries and which the Zoran Board determines in good faith (after consultation with its legal counsel and financial advisor) to be more favourable to Zoran Shareholders from a financial point of view than the transactions contemplated by the Amended and Restated Merger Agreement, taking into consideration the conditions to the consummation of the takeover proposal and the financial, legal, regulatory and other aspects of the takeover proposal.

In addition, Zoran has the ability to terminate the Amended and Restated Merger Agreement in certain circumstances, as described below.

13.	CSR’s agreement not to solicit other offers

CSR has agreed that it will not, directly or indirectly:

•	solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or proposals relating to a “takeover proposal” for CSR, as described below;

•	discuss or negotiate with, or furnish non-public information to, any person that has made or indicated an intention to make a takeover proposal for CSR;

•	withdraw, modify, qualify or amend the recommendation of the CSR Board in favour of the Transaction in any manner adverse to Zoran;

•	approve, endorse or recommend any takeover proposal for CSR;

•	enter into any contract relating to a takeover proposal for CSR (other than a confidentiality agreement); or

•	agree to or publicly propose to do any of the foregoing.

CSR has agreed (i) to cease any solicitations, discussions or negotiations existing as of the date of the Amended and Restated Merger Agreement with any person that, prior to such date, had made or indicated an intention to make a “takeover proposal” for CSR, as described below, and (ii) to provide Zoran prompt notice upon receipt of any “takeover proposal” for CSR or request for non-public information relating to CSR in connection with a “takeover proposal” for CSR. CSR further agreed that any violation of its obligations not to solicit other offers as set forth in the Merger Agreement would constitute a violation of the Amended and Restated Merger Agreement.

However, until CSR Shareholders vote to approve the Transaction, CSR may:

•

engage in discussions and negotiations with a person who has made a bona fide unsolicited takeover proposal and furnish non-public information to that person pursuant to a confidentiality agreement having terms and conditions substantially equivalent to those contained in its confidentiality agreement with Zoran if the CSR Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the takeover proposal either is, or would be reasonably likely to lead to, a “superior proposal”, as described below;

•

in response to a bona fide unsolicited “takeover proposal”, withdraw, modify, qualify or amend, in a manner adverse to Zoran, the recommendation of the CSR Board in favour of the Transaction if the CSR Board has (i) after consultation with CSR’s financial advisor and outside legal counsel, determined in good faith that such “takeover proposal” constitutes a “superior proposal”, as described below, (ii) after consultation with CSR’s outside legal counsel, determined in good faith that failure to take such action would be inconsistent with the fiduciary and other duties of its directors, (iii) provided Zoran with three Business Days’ prior written notice, (iv) if so requested by Zoran, negotiated with Zoran and its advisors regarding potential amendments to the Amended and Restated Merger Agreement, and (v) following such three Business Day period, after consultation with CSR’s financial advisor and outside legal counsel, determined in good faith that such “takeover proposal” continued to constitute a “superior proposal” and that the failure to take such action would continue to be inconsistent with the fiduciary and other duties of its directors; or

•

in the absence of a “takeover proposal”, withdraw, modify, qualify or amend, in a manner adverse to Zoran, the recommendation of the CSR Board in favour of the Transaction, if (i) the CSR Board has, after consultation with CSR’s outside legal counsel, determined in good faith that the failure to take such action would be inconsistent with the fiduciary and other duties of its directors and (ii) CSR has provided Zoran with three Business Days’ prior written notice.

The Amended and Restated Merger Agreement provides that the term “takeover proposal”, when used in relation to CSR, means any indication of interest, proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of CSR) or businesses of CSR or its subsidiaries that generate or constitute individually or in the aggregate, 20 per cent. or more of the consolidated net revenues, net income or assets of CSR and its subsidiaries for the year ended 31 December 2010, (ii) the issuance to any person or group of persons acting in concert of 50 per cent. or more of any class of equity capital of CSR, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50 per cent. or more of any class of equity capital of CSR or (iv) any merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving CSR or any of its significant subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50 per cent. or more of any class of equity capital of CSR, the surviving company or the resulting parent company of CSR, in each case other than the Transaction.

The Amended and Restated Merger Agreement provides that the term “superior proposal” when used with respect to CSR means any bona fide written takeover proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80 per cent. of CSR Shares then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80 per cent. of the assets of CSR and its subsidiaries and which the CSR Board determines in good faith (after consultation with its legal counsel and financial advisor) to be more favourable to CSR Shareholders from a financial point of view than the transactions contemplated by the Amended and Restated Merger Agreement, taking into consideration the conditions to the consummation of the takeover proposal and the financial, legal, regulatory and other aspects of the takeover proposal.

In addition, CSR has the ability to terminate the Amended and Restated Merger Agreement in certain circumstances, as described below.

14.	CSR General Meeting; CSR’s Circular and Prospectus

In order to complete the Transaction, CSR must obtain the affirmative vote of a majority of CSR Shareholders (or their proxies, if applicable) as (being entitled to do so) are present and vote or, in the case of a vote taken on a poll, the affirmative vote by CSR Shareholders or their proxies representing a majority of the Existing Ordinary Shares in respect of which votes are validly exercised, in relation to (i) the transactions contemplated by the Amended and Restated Merger Agreement and (ii) the allotment of the New Ordinary Shares underlying the CSR

ADSs to be issued in the Transaction to Zoran Shareholders and any CSR ADSs to be issued pursuant to the exercise of Zoran stock options and vesting of other equity-based awards in accordance with the Companies Act 1985, the Companies Act 2006 and the Listing Rules.

CSR has agreed to hold a meeting of its shareholders in order to obtain this approval. Under the Amended and Restated Merger Agreement, the CSR General Meeting must be held promptly after the date that the Form F-4 is declared effective by the SEC. CSR and Zoran have agreed to cooperate with each other in setting a mutually acceptable date so that both the CSR General Meeting and the Zoran Special Meeting are held on the same date. The CSR General Meeting is currently scheduled to occur on 30 August 2011.

CSR has agreed to use its reasonable best efforts to obtain formal approval of the UK Listing Authority of this document and of the Circular.

15.	Reasonable Best Efforts

Each of CSR and Zoran has agreed to (i) use reasonable best efforts to solicit proxies from their respective shareholders in favour of the Transaction and (ii) take all other action reasonably necessary or advisable to secure the approval of their respective shareholders in favour of the Transaction.

In addition, each of CSR and Zoran has agreed to use commercially reasonable efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the Conditions to be satisfied and to consummate the Transaction as promptly as practicable (and similarly to refrain from doing and cause not to be done any action, including any transaction, that would reasonably be expected to cause these Conditions to fail to be satisfied).

16.	Employee Matters

CSR has agreed that, if any Zoran employee as of the effective time of the Transaction is transferred to CSR or becomes a participant in CSR’s employee benefit plans, then CSR will treat that employee’s prior service with Zoran as service rendered to CSR (to the extent prior service was recognised under the Zoran employee benefit plan providing similar benefits) for the purposes of eligibility and vesting and to waive any pre-existing condition limitation that might otherwise apply to the extent waived or satisfied under a Zoran employee benefit plan.

In addition, CSR has agreed (except where terms and conditions of employment are specified by law, collective bargaining agreement, works council rules or similar arrangements) to maintain after the effective time of the Transaction and until 31 December 2011 (i) base salary or annual wages (as applicable) to each Zoran employee who continues employment after the Transaction that are not less favourable than the Zoran employee received immediately prior to the Transaction and (ii) employee benefits that are no less favourable, in the aggregate, than those employee benefits (other than any defined benefit retirement plans, change in control or transaction-based compensation, retention or stay bonuses or equity-based compensation) that were provided to Zoran employees immediately prior to the Transaction.

The Amended and Restated Merger Agreement provides that the provisions of the Amended and Restated Merger Agreement relating to employee benefits are for the sole benefit of CSR and Zoran, and that no third party (including any Zoran employee) will have any legal or equitable rights or remedies under the Amended and Restated Merger Agreement, including in relation to continued employment with CSR or the surviving corporation in the Transaction or the maintenance of any employee benefit plans or arrangements by CSR or the surviving corporation.

17.	Indemnification and Insurance

The Amended and Restated Merger Agreement provides that, following Completion, all rights to indemnification, advancement of expenses and exculpation existing on the date of the Amended and Restated Merger Agreement in favour of any present or former director or officer of Zoran or any of its subsidiaries will survive the Transaction. CSR has agreed not to amend, repeal or otherwise modify the provisions in Zoran’s organisational documents, any organisational documents of any of its subsidiaries or any agreement providing for indemnification advancement of expenses and exculpation in any manner that would adversely affect the rights thereunder of any such individual.

CSR has agreed to indemnify all present or former directors or officers of Zoran or any of its subsidiaries to the fullest extent permitted by applicable laws with respect to all claims arising from the fact of being a director or officer of Zoran or any of its subsidiaries prior to Completion or from acts and omissions arising out of or relating to their services as directors or officers of Zoran or its subsidiaries prior to Completion. CSR has agreed to pay as incurred any such indemnified person’s legal fees, costs and expenses incurred in connection with such legal action, subject to CSR’s receipt of an undertaking from such person to repay such legal fees, costs and expenses if it is ultimately determined under applicable laws that such person is not entitled to be indemnified.

The Amended and Restated Merger Agreement provides that CSR shall maintain, for at least seven years following Completion, policies of directors’ and officers’ liability insurance of at least the same coverage and amounts containing terms and conditions no less advantageous to the individuals covered by these policies than those in effect on the date of the Amended and Restated Merger Agreement, except that CSR will not be required to pay an annual premium for these policies in excess of $744,000. The Amended and Restated Merger Agreement also provides that Zoran or CSR may obtain one or more seven-year prepaid “tail” insurance policies in lieu of the policies of directors’ and officers’ liability insurance currently maintained by Zoran providing the same coverage and amounts and terms and conditions as Zoran’s current policies. If either Zoran or CSR obtains such “tail” insurance, CSR will not be required to otherwise maintain replacement directors’ and officers’ liability insurance for the individuals covered by Zoran’s current directors’ and officers’ liability insurance policies.

18.	Hart-Scott-Rodino Act filing

The Amended and Restated Merger Agreement requires CSR and Zoran to file pre-Transaction notifications under the Hart-Scott-Rodino Act. CSR and Zoran have each agreed to take any and all actions necessary to enable the applicable waiting period to expire, and to avoid or eliminate each and every impediment under any applicable law to cause the Transaction to occur as promptly as possible, including (i) complying with or modifying any requests for additional information, (ii) offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets rights products or business of CSR and Zoran and their respective subsidiaries or committing to any restrictions on their respective businesses and (iii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of CSR or Zoran to consummate the transactions contemplated by the Amended and Restated Merger Agreement and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

Neither CSR nor Zoran would be required however to agree to (i) sell, hold separate, divest, discontinue or limit, before or after Completion, any assets, businesses or interest in any assets or businesses of CSR, Zoran or any of their respective affiliates or (ii) any conditions relating to, or changes or restrictions in, the operation of any such assets or businesses which, in either case, would reasonably be expected to result in a material adverse effect on the business of CSR and Zoran, taken together, as expected to be conducted after Completion.

The waiting period under the Hart-Scott-Rodino Act with respect to the Transaction was terminated on 24 March 2011.

19.	Establishment of ADR Facility; Stock Exchange Listings

The Amended and Restated Merger Agreement provides that CSR will cause a sponsored ADR facility to be established with the CSR Depositary Bank, for the purpose of issuing the CSR ADSs to be issued to Zoran Shareholders pursuant to the Transaction, and that CSR will enter into a customary deposit agreement with the CSR Depositary Bank, which agreement will provide, among other things, that each CSR ADS will represent and be exchangeable for four New Ordinary Shares.

The Amended and Restated Merger Agreement also provides that CSR will use its commercially reasonable efforts to cause the CSR ADSs to be issued in the Transaction to be approved for listing on The NASDAQ Stock Market as promptly as practicable after establishment of the ADR facility, subject to official notice of issuance. CSR has also agreed to use its commercially reasonable efforts to cause the New Ordinary Shares underlying the CSR ADSs to be approved for Admission prior to the effective time of the Transaction.

20.	Other agreements

The Amended and Restated Merger Agreement also contains covenants relating to the preparation of this document and the holding of the Zoran Special Meeting, access to information of the other company, public announcements with respect to the transactions contemplated by the Amended and Restated Merger Agreement, the maintenance and prosecution of each party’s IPR, tax matters (including requesting certain tax rulings from the Israeli Tax Authority), and obtaining third party consents under Zoran’s business contracts.

21.	Conditions

Each party’s obligation to complete the Transaction is subject to satisfaction or mutual waiver of the following Conditions:

•	the Amended and Restated Merger Agreement being adopted by Zoran Shareholders;

•	the transactions contemplated by the Amended and Restated Merger Agreement being approved by CSR Shareholders;

•	the CSR ADSs issuable to Zoran Shareholders under the Amended and Restated Merger Agreement being approved for listing on The NASDAQ Stock Market, subject to official notice of issuance;

•

the New Ordinary Shares underlying the CSR ADSs being admitted to the premium segment of the Official List (which will be satisfied at the same time as the Transaction is completed) and to trading on the Main Market of the London Stock Exchange;

•	the waiting period under the Hart-Scott-Rodino Act having expired or been terminated;

•

there being no governmental laws, orders, judgments, injunctions or other restraints, and no governmental authority having instituted any proceeding seeking such laws, order, judgments, injunctions or other restraints, that prohibit consummation of the Transaction or that relate to the Transaction and would be reasonably expected to have a material adverse effect on CSR or Zoran after giving effect to the Transaction; and

•

each of (i) the Form F-4, (ii) the Form F-6, and (iii) the Form 8-A being effective, and the SEC not having issued any stop order suspending the effectiveness of any such registration statement or initiated or threatened any stop order proceedings that are not concluded or withdrawn.

The waiting period under the Hart-Scott-Rodino Act with respect to the Transaction was terminated on 24 March 2011.

CSR’s obligation to complete the Transaction is further subject to the satisfaction or waiver of the following additional Conditions:

•

the representations and warranties of Zoran being true and correct on the date on which the Transaction is to be completed as if made as of that date or, if the representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct, without giving effect to any limitation as to “materiality” or “material adverse effect”, has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Zoran provided that the representation and warranty regarding its compliance with its obligations under the Merger Agreement must be true in all material respects;

•	Zoran having performed in all material respects all of its obligations under the Amended and Restated Merger Agreement;

•

the absence of any effect, change, occurrence, circumstance or development since 31 December 2010 that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Zoran;

•	Zoran delivering to CSR a certificate signed by an executive officer of Zoran stating that the above three conditions have been met; and

•	Zoran receiving the required approvals from the Israeli Office of Chief Scientist and Israeli Investment Centre and no such approval having been revoked or rescinded.

Zoran’s obligation to complete the Transaction is further subject to the satisfaction or waiver of the following additional Conditions:

•

the representations and warranties of CSR being true and correct on the date on which the Transaction is to be completed as if made as of that date or, if the representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct, without giving effect to any limitation as to “materiality” or “material adverse effect”, has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on CSR provided that the representation and warranty regarding its compliance with its obligations under the Merger Agreement must be true in all material respects;

•	CSR having performed in all material respects all of its obligations under the Amended and Restated Merger Agreement;

•

the absence of any effect, change, occurrence, circumstance or development since 31 December 2010 that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on CSR;

•	CSR delivering to Zoran a certificate signed by an executive officer of CSR stating that the above three conditions have been met;

•	the establishment of a sponsored ADR facility with the CSR Depositary Bank, on the terms provided for in the Amended and Restated Merger Agreement; and

•	the appointment of Dr Levy Gerzberg to the CSR Board.

22.	Material adverse effect

The Amended and Restated Merger Agreement provides that a “material adverse effect” means any effect, event, change, occurrence, circumstance or development which individually or in the aggregate (i) is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) or results of operations of Zoran or CSR and their respective subsidiaries, taken as a whole or (ii) would prevent Zoran or CSR from consummating the Transaction and the other transactions contemplated by the Amended and Restated Merger Agreement. When determining whether an effect, event, change, occurrence, circumstance or development, individually or in the aggregate, is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) or results of operations of Zoran or CSR and their respective subsidiaries, taken as a whole, none of the following, either alone or in combination, may be taken into account in determining whether a material adverse effect has occurred:

•

effects of the financial, securities or capital markets or the economy to the extent that they do not disproportionately affect Zoran or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Zoran or CSR and their respective subsidiaries operate;

•

effects arising from the industries in which Zoran or CSR and their respective subsidiaries operate in general to the extent that they do not disproportionately affect Zoran or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Zoran or CSR and their respective subsidiaries operate;

•	effects arising from the currency markets or currency fluctuations generally;

•

effects arising from the negotiation, execution, announcement or performance of the Amended and Restated Merger Agreement or the consummation of the transactions contemplated by the Amended and Restated Merger Agreement;

•

effects resulting from CSR’s or Zoran’s refusal or unreasonable delay in granting a request from the other party to take or omit to take any action under the Amended and Restated Merger Agreement, if taking such action or omitting to take such action would have avoided such effect;

•

changes in law, rule or regulations or generally accepted accounting principles, IFRS or the interpretation thereof to the extent that they do not disproportionately affect Zoran or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Zoran or CSR and their respective subsidiaries operate;

•	any effects arising prior to 16 June 2011 from the 11 March 2011 earthquake in Japan and the resulting tsunami and nuclear accident;

•	with respect to Zoran, any effect arising prior to 16 June 2011 from the 12 April 2011 announcement by Cisco Systems, Inc. to close down its “Flip” video camcorder business;

•	any action taken by Zoran or CSR at the request of, or with the consent of, the other party;

•

acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters to the extent they do not disproportionately affect Zoran or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the principal industries or locations in which Zoran or CSR and their respective subsidiaries operate;

•	any change in the trading prices of Zoran Shares or Ordinary Shares by itself;

•

any failure by Zoran or CSR to meet any internal or public projections, forecasts or estimates of revenue or earnings or other financial or operational measures or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof;

•

any stockholder class action or derivative litigation or other litigation to the extent arising from allegations of a breach of fiduciary duty or other legal duty relating to the negotiation, execution, delivery or performance of the Amended and Restated Merger Agreement or the consummation of the transactions contemplated by the Amended and Restated Merger Agreement;

•	with respect to Zoran, effects caused by the actions taken by Ramius and its affiliates to replace members of the Zoran Board; and

•	with respect to Zoran, effects arising out of certain litigation to which Zoran is a party.

The Amended and Restated Merger Agreement provides that neither party may rely on the failure of a Condition if the failure was caused by that party’s failure to fulfil any of its obligations under the Amended and Restated Merger Agreement.

Any or all of the Conditions described above may be waived, in whole or in part, by CSR or Zoran, to the extent legally allowed. Neither CSR nor Zoran currently expects to waive any material Condition.

It currently is anticipated that the effective time of the Transaction will occur during the third quarter of 2011, but neither CSR nor Zoran can guarantee when or if the Transaction will be completed.

23.	Termination Events

The Amended and Restated Merger Agreement may be terminated at any time prior to Completion by mutual written consent of CSR and Zoran, and either party may terminate the Amended and Restated Merger Agreement in the following circumstances:

•

if the Transaction has not been completed by 31 December 2011, unless any of the registration statements on the Form F-4, the Form F-6 or the Form 8-A is not effective or there is a stop order suspending the effectiveness of any such registration statements (or proceedings for that purpose have been initiated or threatened by the SEC and not concluded or withdrawn), in which case this termination right shall be suspended until 29 February 2012, except that a party may not terminate the Amended and Restated Merger Agreement on this basis if its failure to fulfil any of its obligations was a principal cause of the failure to consummate the Transaction by such date;

•	if the Amended and Restated Merger Agreement is not adopted by Zoran Shareholders after a vote thereon at a duly held meeting of Zoran Shareholders; or

•	if the transactions contemplated by the Amended and Restated Merger Agreement are not approved by CSR Shareholders after a vote thereon at a duly held meeting of CSR Shareholders.

CSR may terminate the Amended and Restated Merger Agreement prior to Completion if:

•

(i) the Zoran Board withdraws, modifies, qualifies or amends its recommendation in favour of the Transaction in a manner adverse to CSR, (ii) the Zoran Board approves, endorses or recommends a takeover proposal for Zoran other than the Transaction, (iii) a tender offer or exchange offer that constitutes a takeover proposal for Zoran is commenced and the Zoran Board fails to recommend against acceptance of such tender offer or exchange offer by Zoran Shareholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by Zoran Shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement the tender offer or exchange offer, or (iv) Zoran or the Zoran Board publicly announce an intention to do any of the foregoing;

•	Zoran breaches any of its covenants not to solicit other offers (as described in paragraph 12 above) in any material respect;

•	a material adverse effect on Zoran occurs after the date of the Amended and Restated Merger Agreement;

•

if Zoran breaches any of its representations, warranties, covenants or agreements contained in the Amended and Restated Merger Agreement, which breach (i) would result in a material adverse effect on Zoran (in the case of representations and warranties) or Zoran’s failure to perform in all material respects all of its obligations under the Amended and Restated Merger Agreement (in the case of covenants and agreements) and (ii) has not been cured by Zoran within 20 Business Days after its receipt of written notice of such breach from CSR; or

•

before CSR Shareholders vote to approve the Transaction if CSR has complied in all material respects with its obligations not to solicit other offers (as described in paragraph 13 above) in order to enter into a contract providing for a “superior proposal” for CSR that is conditioned upon CSR terminating the Amended and Restated Merger Agreement.

Zoran may terminate the Amended and Restated Merger Agreement prior to Completion if:

•

(i) the CSR Board withdraws, modifies, qualifies or amends its recommendation in favour of the Transaction in a manner adverse to Zoran, (ii) the CSR Board approves, endorses or recommends a takeover proposal for CSR other than the Transaction, (iii) a tender offer or exchange offer that constitutes a takeover proposal for CSR is commenced and the CSR Board fails to recommend against acceptance of such tender offer or exchange offer by CSR Shareholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by CSR Shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement the tender offer or exchange offer, or (iv) CSR or the CSR Board publicly announce an intention to do any of the foregoing;

•	CSR breaches any of its covenants not to solicit other offers (as described in paragraph 13 above) in any material respect;

•	a material adverse effect on CSR occurs after the date of the Amended and Restated Merger Agreement;

•

CSR breaches any of its representations, warranties, covenants or agreements contained in the Amended and Restated Merger Agreement, which breach (i) would result in a material adverse effect on CSR (in the case of representations and warranties) or CSR’s failure to perform in all material respects all of its obligations under the Amended and Restated Merger Agreement (in the case of covenants and agreements) and (ii) has not been cured by CSR within 20 Business Days after its receipt of written notice of such breach from Zoran; or

•

before Zoran Shareholders vote to approve the Transaction, Zoran has complied in all material respects with its obligations not to solicit other offers (as described in paragraph 12 above) in order to enter into a contract providing for a “superior proposal” for Zoran.

24.	Termination Fees

Zoran will be required to pay a termination fee of $8,600,000 (subject to a possible adjustment for VAT) to CSR in the following circumstances:

•

(i) a takeover proposal for Zoran has been publicly announced and is not withdrawn, (ii) either CSR or Zoran terminates the Amended and Restated Merger Agreement because of a failure to secure the approval of the Zoran Shareholders, and (iii) within six months following the date of termination, Zoran enters into a contract providing for the implementation of, or consummates, a takeover proposal for Zoran (whether or not that takeover proposal is the one that was announced and not withdrawn when the Amended and Restated Merger Agreement was terminated);

•

CSR terminates the Amended and Restated Merger Agreement because the Zoran Board has withdrawn, modified, qualified or amended its recommendation of the Transaction in a manner adverse to CSR or approved, endorsed or recommended a takeover proposal (other than the Transaction), the Zoran Board fails to recommend against acceptance of a tender offer or exchange offer constituting such a takeover proposal, or Zoran or the Zoran Board publicly announce an intention to do any of the foregoing, unless at the time of CSR’s termination, Zoran has the right to terminate the Amended and Restated Merger Agreement as a result of CSR’s uncured breach of any of its representations, warranties, agreements or other agreements in the Amended and Restated Merger Agreement; or

•	CSR terminates the Amended and Restated Merger Agreement because Zoran has breached, in a material respect, its covenant not to solicit other offers (as described in paragraph 12 above).

Zoran will be required to pay a termination fee of $12,700,000 (subject to a possible adjustment for VAT) to CSR if Zoran terminates the Amended and Restated Merger Agreement in order to enter into a contract providing for a “superior proposal” for Zoran.

CSR will be required to pay a termination fee of $8,600,000 (subject to a possible adjustment for VAT) to Zoran in the following circumstances:

•

(i) a takeover proposal for CSR has been publicly announced and is not withdrawn, (ii) either Zoran or CSR terminates the Amended and Restated Merger Agreement because of a failure to secure the approval of the CSR Shareholders, and (iii) within six months following the date of termination, CSR enters into a contract providing for the implementation of, or consummates, a takeover proposal for CSR (whether or not that takeover proposal is the one that was announced and not withdrawn when the Amended and Restated Merger Agreement was terminated);

•

Zoran terminates the Amended and Restated Merger Agreement because the CSR Board has withdrawn, modified, qualified or amended its recommendation of the Transaction in a manner adverse to Zoran or approved, endorsed or recommended a takeover proposal (other than the Transaction), the CSR Board fails to recommend against acceptance of a tender offer or exchange offer constituting such a takeover proposal, or CSR or the CSR Board publicly announce an intention to do any of the foregoing, unless at the time of Zoran’s termination, CSR has the right to terminate the Amended and Restated Merger Agreement as a result of Zoran’s uncured breach of any of its representations, warranties, agreements or other agreements in the Amended and Restated Merger Agreement;

•	Zoran terminates the Amended and Restated Merger Agreement because CSR has breached, in a material respect, its covenant not to solicit other offers (as described in paragraph 13 above); or

•

CSR terminates the Amended and Restated Merger Agreement in order to enter into a contract providing for a “superior proposal” for CSR that is conditioned upon CSR terminating the Amended and Restated Merger Agreement.

25.	Expenses

Whether or not the Transaction is consummated, all costs and expenses incurred in connection with the Transaction, the Amended and Restated Merger Agreement and the transactions contemplated by the Amended and Restated Merger Agreement will be paid by the party incurring those costs and expenses, except that expenses incurred in connection with the printing, filing and mailing of the Form F-4 and the filing fee under the Hart-Scott-Rodino Act will be shared equally by CSR and Zoran.

26.	Amendment; Waiver

The Amended and Restated Merger Agreement may be amended by CSR, Merger Sub and Zoran at any time prior to Completion if approved by their respective boards of directors. Any amendment that requires the approval of CSR Shareholders or Zoran Shareholders under applicable laws may not be made without such approval.

27.	Governing Law

The Amended and Restated Merger Agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware.

PART III

INFORMATION ON CSR

1.	Business Overview

CSR is a leading provider of multifunction connectivity, audio and location platforms. CSR’s technology portfolio includes Bluetooth, GPS and GNSS, FM Radio, Wi-Fi, Audio and NFC.

This technology portfolio enables CSR to deliver platforms that integrate silicon, software and its proprietary algorithms to significantly enhance the customer experience in a broad range of consumer devices and applications. Some of CSR’s platforms incorporate fully integrated radios, along with baseband, DSP and microcontroller elements while others are complete multifunction SoC platforms that integrate multimedia, 3D visualisation and powerful application processors along with location capabilities for automotive navigation and infotainment systems.

CSR’s technologies have been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, PNDs, wireless headsets, wireless audio systems, PCs, tablets, GPS recreational devices, tracking & logistics management systems, digital cameras and gaming devices.

CSR operates in four principal geographical areas: the UK, Europe, the Americas and Asia. CSR sells its products to over 450 customers, including industry leaders such as Audi, BMW, Bose, Dell, Ford, LG, Motorola, Nokia, NEC, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba. CSR markets its products to OEMs and ODMs, principally through its direct sales force and, in North America, through sales representatives. CSR also markets its products through a global network of distributors.

2.	History and Development of CSR

CSR is the holding company of an international group of companies. CSR is domiciled in England and Wales and its registered office and principal place of business is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ and its telephone number is +44 (0) 1223 692 000. The principal legislation under which CSR operates, and pursuant to which the New Ordinary Shares will be created, are the Companies Acts and regulations made thereunder.

CSR was established in Cambridge in April 1999 by an engineering and marketing team that previously worked at Cambridge Consultants Limited, a technology and consulting firm based in Cambridge that transferred certain assets, including the assignment and license on a non-exclusive royalty free basis of IPR, to CSR in exchange for ordinary shares.

CSR plc (the holding company) was incorporated and registered in England and Wales on 26 March 2001 with the name Cambridge Silicon Radio Holdings Limited (registered number 04187346), as a private company limited by shares under the Companies Act 1985. On 10 July 2001, CSR was re-registered as a public company limited by shares with the name Cambridge Silicon Radio Holdings plc; on 25 October 2002, CSR was re-registered as a private company limited by shares with the name Cambridge Silicon Radio Holdings Limited; and on 19 February 2004, it was re-registered as a public company limited by shares with the name CSR plc.

CSR’s Existing Ordinary Shares were admitted to listing on the Official List and to trading on the Main Market of the London Stock Exchange in March 2004 and CSR is a constituent of the FTSE 250 Index.

Beginning in 2005, CSR has sought to broaden its technological base and product range through a series of acquisitions, most recently:

•

In June 2009, CSR merged with SiRF for a consideration of $281.5 million satisfied by the issue of shares in CSR to holders of SiRF common stock, as at 26 June 2009, at a ratio of 0.741 of an Ordinary Share for each share in SiRF. Through the merger, CSR acquired a leader in semiconductor-based GPS location platforms with strong hardware, software and system capabilities, as a further step towards building on CSR’s leading position in the Connectivity Centre.

•

In July 2010, CSR acquired APT Licensing Limited, a leading ultra-high quality codec developer, for an initial consideration of $4.25 million with a further $3 million consideration contingent on fulfilment of milestones. Through this acquisition, CSR acquired technical capability in audio codecs to strengthen its presence in mobile and wireless streaming of high fidelity audio.

3.	Strategy

CSR’s objective is to grow its business through its existing markets while developing new technologies in adjacent areas which it believes complements CSR’s focus on connectivity and location and provide opportunities for growth. CSR intends to further increase its investment in R&D to enhance its product portfolio in areas such as Bluetooth low energy and deep indoors location where it believes it can offer compelling solutions to end consumers and to make selective acquisitions that support its strategy. The strategic priorities of CSR are:

3.1	Focused product differentiation

CSR is investing significantly in R&D to differentiate its products. Specifically, CSR is developing technology that will directly impact the end-user experience when using its products. For instance, consumers listening to a CSR-powered Bluetooth stereo headset will enjoy not just a robust Bluetooth link but also excellent audio quality, low power consumption and state of the art echo and noise cancellation. These differentiated solutions help CSR to protect market share and improve gross margins. These differentiated solutions have been achieved through selective acquisitions of Clarity Technologies in 2005 and APT in 2010 and also internal development.

Key differentiators including connectivity, location and audio quality are already enhancing the end-user experience and therefore encouraging CSR’s customers to design their products around CSR technology. CSR will continue to focus on differentiated products with unique, high value features, complementing its in-house skills with partnerships, mergers and acquisitions as appropriate.

3.2	Disciplined development execution

With the development cycle for a new product sometimes lasting longer than the life of the product itself, timely delivery of product is critical. CSR has over 700 engineers based at ten design centres around the world, working under the guidance of the Senior Vice President for Development, a key part of whose work involves enhancing the existing processes CSR has for bringing its technologies through the key development phases to sampling with its customers which in turn creates design win opportunities. CSR is committed to introducing working practices and procedures, which have and will continue to improve the predictability and product development cycle time leading to the delivery of solutions to customers.

3.3	Strong operational efficiency

For many years, CSR has been a world leader in developing the process which enables it to package its chips at the wafer-level. This approach brings benefits to better manufacturing processes, which are also cost effective - an important differentiator in CSR’s industry. The focus in recent times has been to identify and understand the key issues CSR faces as it moves to 40nm technology. CSR has developed a robust process design kit, electronic design automation and computer automated design tools enabling faster development and reduced time to market. CSR is now working closely with its supply chain partners ASE and TSMC - each of whom are world leaders in their field - to explore new three-dimensional packaging techniques.

3.4	Developing Platform capabilities

Central to CSR’s strategy is developing more complete platforms for its customers. A platform is a product that contains much of the critical semiconductor and associated firmware functionality needed in a product. For example, CSR’s headset products include not only Bluetooth, but also audio technology and world-class power management. Another example is the SiRFprima platform, which includes most of a PND’s semiconductor technology on one chip. Platforms offer CSR’s customers a simpler route to designing and manufacturing their products and offer CSR the opportunity to differentiate. Going forward it is CSR’s intention to extend its capabilities and offerings in this area. SiRFprimaII and CSR8670 are examples of the implementation of this strategy.

3.5	Adding adjacent technologies

As CSR has grown, it has added expertise in areas adjacent to Bluetooth, such as GPS, through the acquisition of SiRF, Wi-Fi which it has developed internally, and audio, developed both internally and through acquisitions such as CVC® and APT Licensing Limited. As opportunities for growth present themselves in adjacent areas, CSR expects to continue to develop adjacent technologies.

4.	Products

CSR is a leading developer and provider of innovative highly integrated single-chip wireless solutions that enable wireless connectivity for a broad range of mobile devices and multifunction SoC platforms targeted at auto navigation and infotainment markets. CSR has and is developing a range of innovative products to enhance consumer experience in the wire-free connected and location-aware world. These products include:

Connectivity Products:

•

Bluetooth Connectivity: BC 7000 & CSR 8000 - a single-chip, microcontroller-equipped solution for Bluetooth. CSR offers variants for every Bluetooth application, including its latest generation - BlueCore7830, which combines Bluetooth with FM Transmit, FM Receive and soft GPS capability.

•

Bluetooth Low Energy - CSR 1000 & CSR1001: enable ultra low power connectivity and basic data transfer for applications previously limited by power consumption, size constraints and complexity of other wireless standards, CSR’s easy-to-integrate, cost-effective Bluetooth low energy platform is enabling new applications for remote controls, watches, sports equipment, health sensors and home automation.

•

Wi-Fi solutions CSR 6026 - UF6026 is CSR’s third generation embedded Wi-Fi product family, with 802.11b/g/n technology capability and offers one of the smallest chip sizes of any comparable product together with ultra low cost.

•	Combinational solutions - CSR has recently launched a new product, CSR9000, CSR’s combination Bluetooth/Wi-Fi device all within 27 mm2 of silicon area.

•

Value Added Connectivity System Software - CSR Synergy: CSR’s new approach to wireless system software. CSR Synergy builds on the success of CSR’s BlueCore Host Software, which is a widely used embedded Bluetooth software stack, present in many handsets incorporating Bluetooth, and provides CSR’s customers with the means to seamlessly integrate Bluetooth into their devices. CSR believes CSR Synergy enhances this capability for the Connectivity Centre, allowing customers to adopt CSR’s growing complement of wireless connectivity technologies. CSR Synergy has been ratified to the new Bluetooth V3.0 standard.

Audio Platforms

•

Audio Platforms - BC5 & CSR8600 are SoC solutions for applications including mobile handsets, consumer headsets and professional audio systems that typically include a complete Bluetooth wireless engine (radio and baseband), a microcontroller and a DSP to process sophisticated audio algorithms.

•

Value Added Audio processing Software: CVC & aptx - CSR has a range of value added audio encoding and processing algorithms including CVC®, CSR’s own echo cancellation and noise suppression DSP software technology for enhancing the audio quality of wireless products. In particular, CSR’s world renowned aptX™ audio compression solutions retain the full integrity of original digital audio and are optimised for instant real-time audio streaming. The suite of algorithms has earned a reputation for some of the highest audio quality, extremely low latency and strong resilience to bit errors, and has been proven in wireless, broadcast and professional live performance applications.

Location Platforms

•

GPS/GNSS Solutions - SiRFstar Families: CSR offers a range of single chip GPS/GNSS products that typically include RF receiver, baseband and a microcontroller. The flagship SiRFstarIV family of products with high GPS signal receive sensitivity and SiRF aware low power mode are targeted at mobile phone, digital camera, tablet and mobile location aware devices.

•

Multifunction Navigation SoC Solutions - SiRFatlas & SiRFprima Families: are targeted at PND and in-dash Autoinfotainment systems. These SoCs include a GPS/GNSS engine, an application processor and some level of multimedia and graphics capabilities. SiRFatlas is mainstream solution for PND market while SiRFprima with dedicated 3D graphics and video processing engines is targeted at mainstream car infotainment systems and high end PNDs. These are complemented by CSR connectivity products to provide a complete reference design to its customers.

•

Value Added Software - SiRFDrive Dead Reckoning: combines measurements from GNSS and other sensors in automobiles such as odometer pulse, gyros and ABS measurements to provide a robust location solution for urban canyons, tunnels and highly obstructed environments. This software is supported on both SiRFstar and SiRFprima families.

5.	Competition

The markets in which CSR operates are highly competitive and are characterised by rapid technological change, evolving industry standards and declining prices. In addition, the markets for CSR’s products are significantly affected by new product introductions and other market activities of industry participants. CSR’s primary competitors include Broadcom, Qualcomm, Marvell, Mediatek, STMicroelectronics N.V., Texas Instruments, Ublox, RDA and Nanoradio.

While CSR believes its strategy will allow it adequately to manage risks to its business, it expects to experience increasing competition, which may result in declining prices and volumes on sales of existing products. CSR continues to invest in the development of next generation products. However, it may not always be able to compete successfully against its current or future competitors.

CSR believes that the key competitive factors in the markets in which it operates are the ability to provide fully integrated solutions that incorporate differentiators that help CSR’s customers create products that excite the consumer.

6.	Manufacturing and Assembly

CSR is a “fabless” semiconductor company. Because CSR uses independent fabrication facilities to manufacture its products, it subcontracts wafer fabrication, assembly & test to TSMC in Taiwan, IBM in the United States, Samsung in South Korea, STMicroelectronics in Italy and France, ASE in Taiwan, STATS and ChipPAC Limited in Korea and Malaysia and also Global Uni Chip, a design foundry, to provide turnkey solutions for its SoC products. CSR does not have any long-term contracts with any of these third parties, and thus has no assurance as to their long-term availability or cost.

Prior to the acquisition of SiRF, all wafer fabrication, test, assembly and packaging was subcontracted to TSMC and ASE. As part of the integration of SiRF following the acquisition in June 2009, CSR added additional partners to its supply chain who had previously supported SiRF in order to enable the enlarged portfolio of products to be supplied to its customers. Through all these subcontractors CSR works to ensure that the CSR Group is able to maintain sufficient capacity to support the demand for its integrated circuits, which can be affected in the event of a loss of capacity at a supplier due to events affecting their business, or increased demand from its competitors which may mean CSR is unable to secure the volumes of products it requires to meet customer demand.

7.	Research and Development

CSR invests a significant proportion of its resources in R&D in order to enable it to provide innovative wireless connectivity solutions to its customers. CSR has an R&D team of approximately 1,095 staff as of 2 August 2011 (the latest practicable date prior to the publication of this document). The majority of CSR’s staff responsible for R&D are based in Cambridge, UK with teams in Aalborg, Denmark; Cedar Rapids, Dallas, Detroit, Phoenix, San Jose and Santa Ana, United States; Sophia Antipolis, France; Bangalore and Noida, India and Shanghai, the PRC.

The key projects that CSR has identified all form major parts of the Connectivity and Location or are key parts of the ecosystem around the Connectivity and Location. CSR has focused its recent R&D efforts on its SiRFStarIV GPS device, SiRFAtlasV, a navigation SoC GPS device, and CSR8000, its connectivity device that integrates Bluetooth, Bluetooth High Speed and Bluetooth low energy technologies, which are all expected to contribute significantly to 2011 revenue.

CSR is also investing in SiRFprimaII, SiRFStarV and CSR 9800, its combination Bluetooth, Wi-Fi and Bluetooth low energy device. As a result of its R&D efforts and recent acquisitions, as of 2 August 2011 (the latest practicable date prior to the publication of this document), CSR (together with its subsidiary companies) had 750 granted patents and a significant number of further applications in process.

8.	Sales and Marketing

CSR’s sales and marketing function is centered in Cambridge, United Kingdom and San Jose, United States with sales liaison offices in Dallas, Detroit and Santa Ana, United States; Taipei, Taiwan; Seoul and Gumi, South Korea; Tokyo, Japan; and Shanghai and Shenzhen, China.

CSR markets to OEMs and ODMs, principally through its direct sales force and, in North America, through sales representatives. CSR also markets its products through a global network of distributors.

CSR’s marketing efforts are supported by a team of applications engineers who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate its products. This support is generally provided without charge to customers who have the potential to purchase large volumes of products.

An important part of CSR’s marketing effort involves providing technical support to product developers to encourage them to design products using CSR’s chips. For this purpose, CSR provides a range of development kits and tools.

9.	Raw Materials

CSR sources the manufacture of its silicon wafers, and sources the testing of wafers and packaging of its integrated circuits from various subcontractors named above, who have facilities spread across multiple locations, primarily in the Asia Pacific region. CSR also purchases flash memory from a sole supplier, Microchip, and certain other passive components from other suppliers. These passive components are standard components capable of being obtained through alternative sources, subject to the conduct of a product qualification process prior to adoption into manufacturing.

10.	Intellectual Property

CSR’s success and ability to compete depends to a significant degree upon the protection of its proprietary technology. As of 31 December 2010, CSR had 726 patents granted worldwide. Of this total, CSR has 329 patents granted in the United States and 397 patents granted in other territories, with expiration dates ranging from 2015 to 2030, along with 287 pending patent applications in the United States and 524 pending patent applications in other territories. CSR intends to continue to assess appropriate occasions for seeking patent protection for those aspects of its technology that it believes provides significant competitive advantage. Although CSR files patents to protect its inventions, its revenue is not dependent on any particular patent. CSR does not believe that the expiration or loss of a particular patent would materially harm its business.

CSR’s Bluetooth products use the Bluetooth trademark, which is owned by the Bluetooth SIG, or special interest group, a trade association of which CSR is a member. Any company incorporating Bluetooth wireless technology into products or services, or re-branding a product with Bluetooth technology, must become a member of the Bluetooth SIG. The Bluetooth trademark is licensed on a worldwide, royalty-free, non-exclusive, non-transferable, personal basis for use by companies that are incorporating qualified Bluetooth wireless technology into their products. CSR is a licensee of the Bluetooth trademark.

11.	Seasonality

CSR has historically experienced increased net revenue in its second and third quarters primarily due to seasonal demand related to the holiday season and end of calendar year spending patterns in corporate budgets. Due to continued economic uncertainty and other factors, past historical patterns should not be considered a reliable indicator of CSR’s future net revenue or financial performance and historical seasonal patterns may not recur.

12.	Environmental Matters

CSR has long been committed to optimising the use of “greener” materials in its end products. It continues to work with customers and suppliers as well as its own in-house teams in developing and supplying products which meet the highest standards as regards minimising the use of hazardous substances.

CSR’s products are manufactured and packaged in a variety of forms. Most of these products are already manufactured according to CSR’s own “green” standards. The green standards have been developed by CSR as part of continual engagement with leading global companies who are customers of CSR and also with the support of its suppliers. CSR’s green standards therefore reflect not only internationally recognised guidelines but also the feedback of its customers, whose requirements frequently exceed the minimum conditions set by governments and regulators.

As part of CSR’s commitment to ensure compliance to international requirements, it has upgraded its “green” standards in 2010 to include recent developments from the Japan Green Procurement Survey Standardisation Initiative (JGPSSI) and the Joint Industry Group (JIG) in the USA.

CSR has dedicated staff who assist in the development of all new products and the review of existing product lines targeting the use of greener materials. Part of their role is to monitor established and pending legislation and standards published by national and supranational governments and agencies and to ensure that CSR is proactive in going beyond the minimum requirements in its compliance with the types and quantities of materials used. In this respect CSR, works closely with both customers and suppliers in developing products to reduce the use of hazardous materials, and through testing and certification, ensuring ongoing compliance.

CSR’s standard integrated circuits are fully compliant with all existing European legislation, including the RoHS Directive and the REACH Legislation, as well as in other territories where equivalent legislation has been introduced.

In addition to procedures that establish and monitor compliance, CSR has processes in place to make sure that customers are supported with up to date materials information and laboratory analysis to validate the environmental compliance of its products.

CSR recognises the importance of ensuring that its key suppliers have appropriate policies and practices on SEE matters. Key manufacturing partners are selected and assessed based on certification to appropriate globally recognised standards such as ISO 14001, OHSAS 18001 and SA 8000. Audits of their operations are undertaken regularly to ensure that appropriate standards and certification exists.

During 2010, a review of product environmental compliance was conducted by CSR’s Supplier Audit Team at TSMC and ASE in Taiwan. This confirmed that current certifications to the recognised standards mentioned above were being maintained. The review also considered the suppliers’ wider health, safety and environment policies and management systems in connection with CSR’s requirements. The results of these assessments were reported to CSR’s management, which concluded that the suppliers complied with CSR’s requirements.

13.	Property

CSR’s corporate headquarters is located on the Cambridge Business Park, Cambridge, Cambridgeshire, United Kingdom, where it occupies approximately 53,000 square feet under a lease expiring in September 2014. CSR also leases property in the following areas, which serve as its R&D, sales and customer support and administration offices:

Location	Square Feet	Lease Expiration	Purpose

Churchill House, Cambridge, United Kingdom	53,000	September 2014	R&D, CSR Group headquarters and corporate function

Selwyn House, Cambridge, United Kingdom	7,000	January 2015	R&D

St John’s House, Cambridge, United Kingdom	33,100	September 2016	Sales, administration and R&D

Belfast United Kingdom	not stated in the lease; identified as demarked area on plan	April 2020	R&D

Phoenix, Arizona, 85044, USA	26,300	December 2012	Engineering and product development

Richardson, Texas, 75080, USA	18,828	September 2011	Sales and administration

San Jose, California, USA	48,000	November 2013	Engineering and product development and sales

Santa Ana, California, USA	12,643	December 2012	Engineering and product development

Cedar Rapids, Iowa, USA	7,400	April 2013	Engineering and product development

Opdyke Court, Detroit, Michigan, USA	9,400	August 2012	Sales and Administration

Stockholm, Sweden	5,167	September 2011	R&D and administration

Location	Square Feet	Lease Expiration	Purpose
Bangalore, India	26,516	May 2012	R&D and administration
Noida, India[11]	9,200	March 2014	Engineering and product development
Delhi, India	24	March 2012	Registered office location required under local laws
2nd Floor, Tokyo, Japan	1,802	July 2012	Sales and administration
9th Floor, Tokyo, Japan	3,142	Rolling lease with 6 months’ notice	Sales and administration
No. 28 Xin Jinqia Road, Shanghai, China	44,447	August 2012	Regional Headquarters and engineering and product development
No. 58 Tai Cang Road, Shanghai, China	118	April 2012	Formal business address required by local laws
Beijing, China	1,952	October 2012	Customer support
Shenzhen, China	2,357	July 2011	Sales and administration
Thomson Road, Singapore	1,605 till end June; 3,211 from July	November 2011	Sales and customer support
Chungli City, Taiwan	4,340	February 2013	Sales
Taipei, Taiwan	19,335	May 2013	Sales
Sophia Antipolis, France	10,140	February 2017	R&D
Novi Science Park, Denmark	3,184	Rolling monthly contract	Sales and administration
Shinwon Building, Gyungsangbuk-Do, South Korea	2,170	Rolling monthly contract	Sales and customer support
POSCO Centre, Seoul, South Korea	10,861	Rolling monthly contract	Sales and customer support

CSR is not aware of any environmental issues materially constraining the utilisation of any of its leased property.

14.	Employees

As of 1 July 2011, CSR had 1,625 employees, of which 1,083 were allocated to R&D and 522 to sales, general and administrative.

15.	Organisation Structure

CSR is the holding company of an international group of companies.

The following is a list of CSR’s significant subsidiaries as of 2 August 2011 (the latest practicable date prior to the publication of this document):

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest %	Proportion of voting power held %
Direct ownership
Cambridge Silicon Radio Holdings Limited	UK	100	100
NordNav Technologies Aktiebolag	Sweden	100	100

Indirect ownership
Cambridge Silicon Radio Limited	UK	100	100
APT Licensing Limited	UK	100	100
UbiNetics (VPT) Limited	UK	100	100
Cambridge Positioning Systems Limited	UK	100	100
CSR Technology Holdings Inc. (formerly SiRF Technology Holdings, Inc.)	USA	100	100
CSR (China) Shanghai Co Limited	China	100	100

[11]	CSR may terminate this lease upon six months’ notice.

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest %	Proportion of voting power held %
CSR KK	Japan	100	100
CSR Korea Limited	Korea	100	100
Cambridge Silicon Radio SARL	France	100	100
CSR (India) Private Limited	India	100	100
CSR (Shenzhen) Company Limited (formerly UbiNetics Wireless Technologies (Shenzen) Company Limited)	China	100	100
UbiNetics (Cayman Islands) Ltd	Cayman Islands	100	100
UbiNetics (Hong Kong) Limited	Hong Kong	100	100
SiRF Technology Inc (formerly UbiNetics (North America) Inc.)	USA	100	100
UbiNetics (IP) Limited	UK	100	100
CSR Technology Inc. (formerly SiRF Technology, Inc.)	USA	100	100
Enuvis, Inc.	USA	100	100
Truespan Inc.	USA	100	100
CSR Technology China Holdings, LLC (formerly SiRF Technology China Holdings, LLC)	USA	100	100
Shanghai SiRF Technology Co., Ltd.	China	100	100
CSR Technology (Cayman) Limited (formerly SiRF Technology (Cayman) Limited)	Cayman Islands	100	100
CSR Technology Singapore Pte Ltd (formerly SiRF Technology Singapore Pte Ltd)	Singapore	100	100
Cambridge Silicon Radio International LLC (formerly SiRF International LLC)	USA	100	100
CSR Technology (Germany) GmbH (formerly SiRF Technology (Germany) GmbH)	Germany	100	100
CSR Technology (India) Pvt Ltd (formerly SiRF Technology (India) Pvt Ltd)	India	100	100
Centrality Limited	Cayman Islands	100	100
SiRF Technology Korea LLC	Korea	100	100

16.	Legal Proceedings

CSR may be subject to legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of its business. During the 12 months immediately preceding the date of this document, CSR was a party to the following material legal proceedings.

16.1 Litigation	Related to the Transaction

On 23 February 2011, a purported class action lawsuit was filed in Delaware Chancery Court by Judy Kauffman Goldstein, an alleged stockholder of Zoran who seeks to represent a class comprised of Zoran stockholders. The complaint in this action (the “Goldstein complaint”) names as defendants Zoran, each member of the Zoran Board, CSR and Merger Sub. The Goldstein complaint alleges that the director defendants breached fiduciary duties assertedly owed to Zoran and Zoran Shareholders by entering into the Merger Agreement; that CSR and Zoran aided and abetted the alleged breaches of fiduciary duty; and that if the Transaction is allowed to proceed, Zoran Shareholders will suffer damages because their shares will be acquired for less than their actual value. The plaintiff seeks an order of the court certifying the action as a class action; rescinding the Transaction and/or preliminarily enjoining the defendants from consummating the Transaction; enjoining the defendants from taking any further action to interfere with a consent solicitation previously commenced by Ramius; and/or awarding damages, attorney’s fees and costs.

On 25 February 2011, a second purported class action was filed in the same court by Lawrence Zucker, an alleged stockholder of Zoran, who seeks to represent the same purported class. The complaint in this action (the “Zucker complaint”) names as defendants the members of the Zoran Board and Zoran. The allegations contained in the Zucker complaint are largely similar to the allegations contained in the Goldstein complaint, except that the Zucker complaint also alleges that Zoran aided and abetted alleged breaches of fiduciary duty by the director defendants; does not name CSR or Merger Sub as defendants; and does not allege that CSR or Transaction Sub aided or abetted any alleged breaches of fiduciary duty. The plaintiff seeks similar relief to that sought in the Goldstein complaint, except that the Zucker complaint does not seek any relief with respect to the

Ramius consent solicitation. On 10 March 2011, the Chancery Court consolidated the Goldstein and Zucker actions and designated the Goldstein complaint as the operative complaint in the consolidated action.

On 19 May 2011, an amended complaint was filed in the consolidated action. In addition to the allegations in the original Goldstein complaint, the consolidated complaint alleges that the Form F-4 filed by CSR on 19 May 2011 fails to provide Zoran’s shareholders with material information and provides them with materially misleading information. The amended complaint requests the same relief as the original Goldstein complaint, except that it does not request an order enjoining the defendants from taking any further action to interfere with the Ramius consent solicitation.

On 29 March 2011, a purported class action lawsuit was filed in California Superior Court, Santa Clara County by Clal Finance Mutual Funds Corporation, an alleged Zoran Shareholder, that seeks to represent a class comprised of Zoran Shareholders. The complaint in this action (the “Clal Finance complaint”) names as defendants Zoran, four members of the Zoran Board, CSR and Merger Sub. The Clal Finance complaint alleges that the director defendants breached fiduciary duties assertedly owed to Zoran and the Zoran Shareholders by engaging in a flawed sale process that culminated in the Merger Agreement; that Zoran, CSR and Merger Sub aided and abetted the alleged breaches of fiduciary duty; and that if the Transaction is allowed to proceed, the Zoran Shareholders will suffer damages because their shares will be acquired for less than their actual value. The plaintiff seeks an order of the court certifying the action as a class action; rescinding the Transaction and/or preliminarily enjoining the defendants from consummating the Transaction; directing the director defendants to commence a sale process designed to secure the best possible consideration for Zoran Shareholders; and/or awarding damages, attorneys’ fees and costs. On 29 April 2011, the court entered its order, upon the stipulation of the parties, that the defendants need not respond to the complaint in this action until and unless the plaintiff filed an amended complaint or notified the defendants that it intended not to file an amended complaint. On 2 May 2011, counsel for the plaintiff agreed with counsel for the defendants that the California litigation would be stayed while the Delaware cases were being litigated and that the plaintiffs and its attorneys would only request relief (if at all) through the Delaware litigation.

The claim amounts pursuant to the Goldstein complaint and the Clal Finance Complaint are unquantifiable as at the date of this document.

16.2 Bandspeed,	Inc. v. Sony Electronics, Inc., et al

On 7 August 2009, Bandspeed, Inc. filed a patent infringement lawsuit (Case No. 1:09-cv-593 LY) in the US District Court for the Western District of Texas against a number of defendants, including Sony and Apple, asserting its patents (US Patent Nos. 7,027,418 and 7,570,614) against products containing certain Bluetooth functionality. Several defendants requested indemnification from CSR, and in 2010, the Court granted CSR’s motion to intervene into this patent infringement lawsuit. A trial is anticipated in the second half of 2012, although a specific trial date has not been set. The claim amount is unquantifiable as at the date of this document.

On 30 June 2010, Bandspeed filed a patent infringement lawsuit (Case No. 2:10-cv-215 TJW ) in the US District Court for the Eastern District of Texas. This lawsuit asserts the same patents referenced above against additional defendants. Although CSR is not named as a defendant in this action, certain of CSR’s customers are and have requested indemnification from it. The case is in its preliminary stages. A trial date has been set for 1 July 2013. The claim amount is unquantifiable as at the date of this document.

On 1 April 2011, CSR filed a patent infringement lawsuit in the US District Court for the Central District of California against Bandspeed (Case No. 8:11-cv-00494-DOC-MLG) asserting that Bandspeed’s products infringe CSR’s patents. The case is in its preliminary stages; a trial date has not been set. The claim amount is unquantifiable as at the date of this document.

16.3 NordNav	Technologies AB

In the fourth quarter of 2010, the original sellers of NordNav filed for arbitration proceedings in Sweden against CSR of a potential claim involving a $17.5 million earnout. This matter is currently scheduled for arbitration in October 2011, with a ruling anticipated in November 2011. The claim amount is unquantifiable as at the date of this document.

16.4 MOSAID	v. Dell, Inc. et al

On 16 March 2011, MOSAID filed a patent infringement lawsuit in the US District Court for the Eastern District of Texas (Case No. 2:11-cv-179) against thirty-three defendants including CSR. MOSAID alleges that the defendants’ products embracing Wi-Fi technology, including CSR’s 9000 and 6026 products, infringe MOSAID’s patents. The case is in its very preliminary stages; a trial date has not been set. The claim amount is unquantifiable as at the date of this document.

16.5 Azure	Networks LLC and TCEF v. CSR

On 22 March 2011, Azure Networks, LLC and Tri-County Excelsior Foundation filed a patent infringement lawsuit in the US District Court for the Eastern District of Texas (Case No. 6:11-cv-139) against a number of defendants including CSR, Atheros, Broadcom, Marvell, Qualcomm, Ralink, and Texas Instruments. Plaintiffs allege that certain of the defendants’ products that embrace Bluetooth technology, including the CSR 9000 product, infringe the plaintiffs’ patent. The case is in its very preliminary stages; a trial date has not been set. The claim amount is unquantifiable as at the date of this document.

16.6 Broadcom

Since 2006, CSR and Broadcom had been involved in a number of patent litigation proceedings both in the US District Court and before the ITC. Such proceedings included legal proceedings which were ongoing between SiRF and Broadcom at the time of the acquisition of SiRF by CSR in June 2009.

On 10 January 2011, CSR and Broadcom executed a formal agreement to settle all outstanding litigation.

The terms included a covenant that expires in January 2016, in which each party covenants not to sue the other or any third parties, including the other party’s customers, for infringement based on the use of the other’s products. In connection with the comprehensive settlement, CSR made an initial payment of $5m in January 2011 and agreed to make future payments of $12.5m per year for five years.

Following settlement, CSR negotiated a legal recovery of $14.5m from a third party in favour of CSR. No further recoveries in favour of CSR relating to this settlement are anticipated.

16.7 Wi-LAN	Inc. v. Acer, Inc., et al

On 2 June 2010, Wi-LAN Inc. amended a previously filed patent infringement lawsuit (Case No. 2:10-cv-00124) in the US District Court for the Eastern District of Texas against a number of defendants, adding (among others) SiRF and CSR as defendants. The claim amount of the original patent infringement lawsuit is not quantifiable as specific damage amounts are rarely specified in patent infringement filings in the US. The amended complaint asserted that CSR and other defendants infringe two US patents of Wi-LAN.

In February 2011, CSR entered into a settlement agreement with Wi-LAN. Pursuant to the settlement agreement, Wi-LAN dismissed the litigation with prejudice as to CSR and named CSR customers for a settlement amount which is confidential between the parties. Terms of the settlement include a licence to the patents-in-suit that extends to CSR customers.

17.	Selected financial information

The financial information below has been extracted without material adjustment from the Financial Statements prepared in accordance with IFRS. The information should be read together with the Financial Statements, which are incorporated into this document by reference as well as the financial information and information related thereto included elsewhere in this document, including the Operating and Financial Review relating to CSR set out in Part V of this document.

	Period ended
	1 July 2011	2 July 2010	31 December 2010	1 January 2010	2 January 2009
	US$ in thousands, except per share data
Consolidated Income Statement Data:
Revenue	357,816	393,750	800,608	601,399	694,865
Gross profit	173,941	182,853	376,578	268,300	309,828
Operating profit (loss)	9,921	22,687	(6,253)	(15,914)	(8,515)
Profit (loss) before tax	8,473	22,139	(5,705)	(14,242)	(6,451)
Profit (loss) for the period	9,456	16,606	16,626	(11,309)	(6,939)

Earnings per share:
Basic (loss) earnings per share	0.06	0.09	0.09	(0.07)	(0.05)
Diluted (loss) earnings per share	0.05	0.09	0.09	(0.07)	(0.05)

	1 July 2011	2 July 2010	31 December 2010	1 January 2010	2 January 2009
	US$ in thousands, except per share data
Consolidated Balance Sheet Data:
Cash and cash equivalents	252,429	150,093	172,315	170,601	180,898
Treasury deposits	135,929	279,007	267,833	241,763	81,000
Net current assets	461,475	504,559	505,312	465,510	307,810
Net assets	733,162	805,472	774,564	774,111	466,746
Total assets	922,629	948,771	958,130	903,203	591,681
Total equity	733,162	805,472	774,564	774,111	466,746
Other information:
Number of shares issued at fiscal period end (in millions)	170.6	184.5	185.0	182.2	132.9

18.	Capitalisation and indebtedness

18.1	The following table shows the capitalisation and indebtedness of the CSR Group (on an IFRS basis) as at 1 July 2011. The financial information as at 1 July 2011 has been extracted without material adjustment from the 2011 interim report prepared in accordance with IFRS and incorporated into this document by reference.

(A) Capitalisation	1 July 2011 $’000
Total equity
Share capital	323
Share premium account	369,778
Capital redemption reserve	950
Employee benefit trust reserve	(34,862)
Treasury shares	(84,660)
Merger reserve	61,574
Hedging reserve	3,008
Share-based payment reserve	62,174
Tax reserve	40,877
Retained earnings	314,000

733,162

(B) Indebtedness
Total current debt
Unguaranteed and unsecured - finance lease obligations	126
Unguaranteed and unsecured - contingent consideration	1,593

1,719

Total non-current debt
Unguaranteed and unsecured - finance lease obligations	126
Unguaranteed and unsecured - contingent consideration	—

126

Total indebtedness	1,845

18.2	The following table shows the net financial indebtedness of the Group (on an IFRS basis) as at 1 July 2011. The financial information as at 1 July 2011 has been extracted without material adjustment from the 2011 Interim Results prepared in accordance with IFRS.

Net Indebtedness	1 July 2011 $’000
Cash, cash equivalents and treasury deposits
Cash and cash equivalents	252,429
Treasury deposits[12]	135,929

388,358

Current debt
Finance lease obligations	(126)
Contingent consideration	(1,593)

(1,719)

Net current financial indebtedness	386,639

Non-current debt
Finance lease obligations	(126)
Contingent consideration	—

Net financial indebtedness	386,513

Derivatives

The Group held derivative financial instruments as at the reporting dates which are not reflected in the analysis above. The derivatives had the following fair values as at the balance sheet dates:

1 July 2011 $’000
Current assets
Derivative financial instruments	3,383

Current liabilities
Derivative financial instruments	(8)

3,375

19.	Dividend Policy

At the CSR Annual General Meeting, CSR Shareholders approved the CSR Board’s proposal to pay the Company’s first dividend of $0.065 (£0.04) per share in respect of FY2010, representing 2/3 of a notional $0.098 (£0.06) full year dividend that would have been paid if the Company had commenced payment of dividends sooner. It is the CSR Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company as well as the long term outlook for growth in earnings per share and group cash flow. The CSR Board intends to pay dividends on a semi-annual basis.

The dividend was paid on 3 June 2011 to CSR Shareholders of record on 13 May 2011. The dividend was paid in Sterling and CSR Shareholders received £0.04 per Existing Ordinary Share.

[12]	Treasury deposits represent bank deposits with an original maturity of over three months

PART IV

INFORMATION ON ZORAN

Based on CSR’s issued share capital of 170.6 million as at 2 August 2011 (the latest practicable date prior to publication of this document) and 29.6 million New Ordinary Shares being issued to the CSR Depositary Bank for issue to Zoran Shareholders on Completion in connection with the Transaction, CSR expects to have approximately 200.2 million issued Ordinary Shares upon Completion. Of these, 170.6 million Existing Ordinary Shares outstanding prior to the Transaction and the CSR ADSs registered by the Form F-4 (and any New Ordinary Shares transferred by the CSR Depositary Bank to CSR ADS holders in exchange for CSR ADSs) will be freely tradable without restriction or further registration under the US Securities Act. The remaining Existing Ordinary Shares and New Ordinary Shares and CSR ADSs held by affiliates of CSR will be restricted securities as a result of the US securities laws. Such shares will be eligible for resale under Rule 144, subject to volume limitations. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under the US Securities Act.

1.	Business Overview

Zoran is a leading provider of digital solutions for the digital entertainment and digital imaging markets. Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home.

Zoran provides integrated circuits, software and platforms for digital televisions, set-top boxes, broadband receivers (silicon tuners) and media players, digital cameras and printers, scanners and related MFPs. Zoran sells its products to OEMs that incorporate them into products for consumer and commercial applications. Zoran also licenses certain software and other IP. Zoran has two reporting segments - Consumer and Imaging. The Consumer group provides products for use in multimedia player products, standard and HD DTVs, set-top boxes, broadband receiver, digital cameras and multimedia mobile phones. The Imaging group provides products used in digital copiers, laser and inkjet printers and MFPs.

Zoran provides feature-rich, cost-effective, standards-based solutions for a broad range of digital video, audio and imaging, and cable and satellite communications applications. Zoran was a pioneer in the development of high-performance DSP products, and has developed expertise in integrated mixed signal circuit design, mathematical algorithms and software development, as well as proprietary digital signal processing, and video and audio compression technologies. Zoran applies its multi-disciplinary expertise and proprietary technologies to the development of fully-integrated solutions for high-growth multimedia markets. The key elements of Zoran’s solutions include standards-plus methodology, expandable and programmable architectures, integrated system solutions, cost-effective products and near production-ready system reference designs.

2.	History and development of Zoran

Zoran was incorporated in California in December 1981 and reincorporated in Delaware in November 1986.

On 30 November 2010, Zoran completed the acquisition of Microtune, a receiver solutions company that designs and markets advanced RF and demodulator electronics for worldwide customers based in Plano, Texas. Zoran acquired Microtune, among other things, to enhance its position in the core markets it serves and expand its worldwide presence, improving its ability to serve its customers as a single point-of-service provider. Under the terms of the acquisition agreement dated 7 September 2010, Zoran acquired all outstanding shares of Microtune’s common stock at $2.92 per share for a total payment of $159.2 million in cash. In addition, Zoran converted each Microtune’s outstanding restricted stock units to 0.42 shares of Zoran’s restricted stock units. Upon completion of the acquisition, Microtune was integrated into Zoran’s consumer segment.

3.	Solutions

Zoran provides feature-rich, cost-effective, standards-based solutions for a broad range of digital video, audio and imaging, and cable and satellite communications applications. Zoran was a pioneer in the development of high-performance DSP products, and has developed expertise in integrated mixed signal circuit design, mathematical algorithms and software development, as well as proprietary digital signal processing, and video and audio compression technologies. Zoran applies its multi-disciplinary expertise and proprietary technologies to the development of fully-integrated solutions for high-growth multimedia markets. The key elements of Zoran’s solutions include:

•

Standards-Plus Methodology - Zoran leverages its multi-disciplinary expertise and proprietary digital signal processing and compression technologies to develop what it refers to as “standards-plus” solutions.

Zoran enables OEMs to improve image and sound quality and deliver superior products to end users by adding more features around compression standards, such as more efficient use of memory, processing and communication resources, as well as audio and image enhancement algorithms. Zoran also provides OEMs the ability to include OEM-programmable effects and features, as well as variable compression ratios for video. These “standards-plus” features are designed to allow Zoran’s customers to differentiate their products from those of their competitors.

•

Expandable and Programmable Architectures - Zoran designs its integrated circuits to enable easy adaptation for a broad range of specific applications. Zoran can vary the architecture of its chips by adding or deleting modules, and it can also modify the software embedded in the chips themselves to address specific applications. Zoran also licenses ready-to-manufacture “cores” - building blocks of integrated circuits - that can be integrated into its customers’ chips. Combined with the enhanced functionality of its “standards-plus” technology, Zoran’s expandable and programmable architecture facilitates product design, upgrades and customisation, designed to accelerate its customers’ time to market with differentiated products.

•

Integrated System Solutions - Zoran helps its customers meet their total system requirements by providing integrated products that combine hardware and software to address required system functions and features on a single integrated circuit or chip set, reducing the number of integrated circuits, and in some cases providing a complete solution on a single chip. As a result, Zoran’s customers’ total system cost is reduced and they can concentrate on differentiating their products from those of their competitors. For example, Zoran’s COACH integrated circuit includes most of the electronics of a digital camera on a single chip.

•

Cost-Effective Products - Zoran focuses on reducing the size, power requirements and number of integrated circuits necessary to perform required system functions, including compression. This reduces its customers’ manufacturing costs for products which incorporate Zoran’s integrated circuits, and also reduces the cost of operating those products so that Zoran’s products can be used in a broader range of high volume applications. The modular nature of Zoran’s architecture reduces its new product development costs, and enables its design engineers to meet its customers’ new product specifications and cost parameters.

•

Near Production-Ready System Reference Designs - Zoran provides its customers with a broad range of engineering reference boards and products complete with device driver software, embedded software and detailed schematics. These products are designed to substantially shorten its customers’ product design time.

4.	Markets and Applications

Zoran’s products are currently used in a variety of consumer electronic devices, including the following:

Digital Television - The DTV market represents the most significant technological shift in the television market since colour televisions were introduced in the late 1950s. Today, digital content providers broadcast programming via satellite, cable or terrestrial networks. The mix of broadcast networks varies by geographic region. For example, satellite TV is the overall global leader for DTV delivery, particularly in India, Pakistan, Eastern Europe and Mexico, followed by cable TV which leads in markets as varied as the US, China and Japan. Terrestrial TV dominates in others such as Vietnam, Brazil and most of Western Europe. Each geographic market is subject to regulations that require compliance with different governmental standards applicable to broadcast technology and content format. In each region, individual broadcasters also have developed their own proprietary standards for content, security and conditional access. This market requires television products, set-top boxes, personal video recorders and other digital consumer appliances that include sophisticated integrated circuits and embedded software that address the emerging requirements of multiple broadcast networks throughout the world. The requirement by the FCC that all new televisions contain a built-in digital receiver, has accelerated the growth of the digital television market in the US.

Broadband Receiver Products - The broadband receiver market includes tuners and demodulators which are used for the reception, tuning and processing of RF and digital signals for DTV products, as well as for the cable and automotive markets. Historically, cable and DTV customers have relied on tuner modules for the RF front-end, either produced internally by the customer or purchased from a third-party. The cable market has already transitioned to adopt silicon tuners and Zoran is currently shipping products to this market. Zoran expects the same trend it experienced in the cable market to propagate to the DTV manufacturers to transition to silicon tuner technology in the future due to cost, size and performance advantages as compared to tuner modules and expect the complete transition of tuner modules to silicon tuners to take several years.

Set-top Box products - The set-top box market includes SoC with universal support for multiple security and conditional access systems to serve the worldwide cable and pay satellite markets. With the acquisition of Microtune, Zoran is also able to provide silicon tuners and amplifiers for cable set-top boxes. The cable market is adopting new product categories such as EMTAs and Digital Transport Adapters in addition to the traditional set-top boxes. Multiple tuners are increasingly implemented in cable set-top boxes to support simultaneous viewing of one channel while recording a second channel using a digital video recorder, on-demand services and internet access. The satellite set-top box market is growing rapidly in the emerging markets as the cost to develop the infrastructure is smaller relative to the cable networked market.

Mobile Products - Digital cameras and digital video recorders enable consumers to capture HD images and standard HD video, view, edit and store them on a computer system and transmit them over computer networks and the internet. High quality copies of these images can be printed using colour printers. Digital cameras have added audio-video capture and compression capabilities enabling them to function as digital video camcorders. Digital cameras can be connected directly to a PC for downloading of pictures or movies and to a television for display.

Digital Imaging Print Products - The market for Digital Imaging Print Products includes printers, scanners and MFPs that print, scan, copy and fax. The market comprises both business and enterprise segments, served primarily by networked laser products and consumer segments served primarily by Ink Jet products.

In the enterprise networked segment, most devices use a PDL to transmit the document to be printed from the application to the printer. The embedded controller in the printer or MFP then interprets and renders the file into pixels to be laid down on the paper.

In general, applications are designed to send jobs to printers using one or all of a number of protocols or language families. PCL, originated as a Hewlett-Packard developed protocol for page printers and has become an industry standard in office environments. Both PCL 5 and PCL XL, or PCL 6, are supported in office printers today. The application may also use the PostScript language originally developed by Adobe. More recently, printers have also offered support for portable digital document formats that are designed to be widely viewed and shared, such as PDF, originally developed by Adobe and XPS, a new format, introduced by Microsoft is also being deployed as a format in printers.

5.	Products

Zoran offers products in five principal product families:

•

DTV products - high-performance, highly integrated ASICs and SoC solutions for standard and high definition digital television products as well as platforms, drivers and software stacks for a variety of operating systems required for DTV applications that support regional standards emerging around the world.

•

Multimedia player products - high-performance integrated SoC solutions, including video and audio products based on MPEG, Dolby Digital and other audio/video standards for use in red laser multimedia players and related products. Also includes high-performance SoC solutions used for HD, connected systems of Blu-Ray and other video systems.

•

Broadband receiver products - high-performance tuners, amplifiers and demodulators for use in cable and DTV products. Cable products include tuners used in CPE, including high-speed voice and data cable modems, digital cable set-top boxes and hybrid analog/digital cable set-top boxes, and RF amplifiers used to send and receive signals between the cable head end and CPE. DTV products include tuners and demodulators for use in consumer electronics devices such as DTVs; digital terrestrial set-top boxes; IPTV set-top boxes that include one or more terrestrial tuners used to receive local high-definition television broadcasts; and PC/TV multimedia products, including both USB and PCI or PCI Express OEM and add-on devices.

•

Mobile products - highly integrated digital camera processors including image signal processing, image and video compression and decompression products based on JPEG, MPEG 4, H.264 and other technologies for the digital camera and digital video recorder markets.

•	Digital Imaging products - IC-based controller products and PDL software for both consumer and enterprise printers.

The following table lists Zoran’s principal integrated circuits currently in production, as well as the most recent versions of Zoran’s printer software products:

Product Family	Principal Products	Principal Applications
DTV	• SupraTV® integrated SD processors	Set-top boxes and ATSC converter boxes

	• SupraXD® integrated processors	Set-top boxes for High Definition Broadcast

	• SupraHD® integrated processors	High definition LCD televisions

	• SupraFRC® frame rate conversion processor	High definition LCD televisions

Multimedia Players	• Vaddis® integrated DVD processors	DVD players and related products

	• HDXtreme® multimedia upscaler	DVD players and related products

	• VaddisHD® multimedia processor	Multimedia players

Broadband Receiver	• MicroTuner chips	Set-top boxes, DTV and cable modems

	• Silicon Amplifiers	Set-top boxes, cable modems and automotive applications

	• Silicon Demodulators	Set-top boxes, DTV, PCs and PC peripherals

Mobile	• COACH Digital camera processors	Digital cameras and camcorders

Digital Imaging	• Quatro® digital printing processors	All-in-one inkjet, laser printers, color laser MFPs and high-speed scanners

	• IPS printing software	Networked printers and MFPs

Zoran, the Zoran logo, HDXtreme, Quatro, SupraFRC, SupraHD, SupraTV, SupraXD, Vaddis and VaddisHD are trademarks and/or registered trademarks of Zoran and/or its subsidiaries in the United States and/or other countries. All other names and brands may be claimed as property of others.

DTV - Zoran’s DTV products include integrated circuit products for both high definition and standard definition formats for digital televisions, set-top boxes and related applications, including personal video recorders. Zoran’s SoC products use advanced CPUs for higher performance with lower power consumption. Zoran’s highly integrated SupraHD® product line addresses the mainstream market segment as well as high-end and entry-level segments of the DTV and analog-to-digital broadcast transition markets. Its new Supra FRC® (frame rate conversion) processor is designed to deliver superior quality and cost performance for OEMs competing in the 120Hz/240Hz and 3D DTV markets. Zoran’s innovative approach to video processing yields outstanding video quality without the common artifacts introduced by current state-of the industry MEMC technologies. Zoran’s RF broadband receiver products require levels of performance specific to various industry standards, power efficiency, functionality and integration, which must all be delivered with a low overall solution cost. Zoran’s products are designed to address the complex, high-performance RF requirements of broadband transmission and reception and the high performance requirements of video demodulation and decoding of broadcast signals.

In the set-top box domain Zoran is shipping its products to the China cable and Europe “free-to-air” markets.

Multimedia Players - Zoran’s Vaddis® processors perform all the audio and video decoding and display requirements of the DVD specifications, including MPEG 2, Dolby Digital, DivX and MLP, on-screen display, and decryption required for copyright protection and presentation of graphic information. The HDXtreme® technology allows video playback and viewing of JPEG pictures on an HDTV with an HDMI interface in a resolution of up to 1080p. Zoran’s VaddisHDs® processor ICs integrate a state-of-the art HD video pipeline and enable multi-standard decoding, including support for HD H.264, VC1, MPEG2, MPEG4 and AVS. With an integrated dual processor and dual Audio DSP, it enables the most advanced HD applications, including Java and HDi support for Blu-ray and HD-DVD standards. This IC family also incorporates Zoran’s latest HDXtreme® video processing and scaling technology in Zoran’s SupraHD® HDTV processors powering major brand HDTVs.

Mobile - Zoran’s COACH processors are integrated SoC solutions that include most of the electronics of a digital camera, which can be connected directly to a high-resolution CCD or CMOS sensor. The COACH IC processes the video information and compresses the captured image in real time, controls the interface to an LCD, TV or micro display and to all types of flash memory. The COACH products also allow for direct connection to a printer, including color correction and special effects, for the non-PC consumer environment. The COACH product is supplemented by digital camera reference designs, “CamON” and “CamMini,” products that shorten the time to market for Zoran’s customers. The newest COACH processors use MPEG-4 and H.264 codecs to incorporate basic digital camcorder capabilities for displaying video clips on a PC or TV.

Digital Imaging - Zoran’s Quatro® product line is a family of programmable SoC solutions for imaging and printing devices, including multifunction and single function colour inkjet and colour and mono laser devices. IPS printing software is licensed to OEMs, either in conjunction with Zoran’s Quatro® SoC, or independently to be run on the customers CPU of choice. It incorporates interpreter and render software to support all the PDL streams listed above.

6.	Customers

Zoran’s customers consist primarily of OEMs, ODMs and resellers in both domestic and international markets. Because Zoran leverages its technologies across different markets, certain of its integrated circuits may be incorporated into equipment used in several markets. Zoran’s sales and marketing teams work closely with its customers to define product features, performance and timing of new products so that the products Zoran is developing meet the needs of its customers. Zoran also employs application engineers to assist its customers in designing, testing and qualifying system designs that incorporate its products. Zoran believes that its commitment to customer service and design support improves its customers’ time-to-market and fosters relationships that encourage customers to use the next generation of its products.

In 2010, four customers accounted for 13 per cent., 12 per cent., 11 per cent. and 11 per cent. of Zoran’s total revenues, respectively. In 2009, three customers accounted for 20 per cent., 12 per cent. and 10 per cent. of Zoran’s total revenues, respectively. In 2008, three customers accounted for 13 per cent., 10 per cent. and 10 per cent. of Zoran’s total revenue, respectively.

7.	Research and Development

Zoran believes that its future success depends on its ability to continue to enhance its existing products and to develop new products that maintain technological competitiveness and compliance with new standards in rapidly evolving consumer-oriented digital audio and video markets. Zoran attempts to leverage its expertise in the fields of DSP, integrated circuit design, algorithms and software development to maintain its position as a leader in the development of digital audio, video and imaging solutions. Accordingly, Zoran devotes a significant portion of its resources to maintaining and upgrading its products to reduce integrated circuit cost, power consumption and the number of integrated circuits required to perform compression and other functions necessary for the evolving digital audio, video and imaging application markets. In addition, Zoran seeks to design integrated circuits and cores, as well as near production-ready reference designs that reduce the time needed by manufacturers to integrate its integrated circuits into their products.

8.	Sales and Marketing

Zoran’s sales and marketing strategy is to focus on providing solutions to manufacturers seeking to design audio, video and imaging products for existing and emerging high volume consumer applications. Zoran attempts to identify market segments that have the potential for substantial growth. To implement its strategy, Zoran has established a worldwide direct sales force in offices located near its key customers and strategic partners, and a worldwide network of independent sales representatives and resellers. In some cases, Zoran’s strategic partners also provide sales and marketing support.

Zoran’s sales are generally made pursuant to purchase orders received between one and six months prior to the scheduled delivery date. Zoran sells its products primarily through its direct sales staff, field application engineers, and customer service staff located in the United States and internationally. Zoran’s United States and United Kingdom sales staffs are primarily responsible for sales in North America, Europe and South America. Sales management and sales operations staff also reside in the United States. Zoran’s sales and field application engineers in China, Japan, Korea and Taiwan are responsible for marketing and technical support in their respective regions. In addition, Zoran sells its products indirectly through selected resellers and commissioned sales representatives. To date, Zoran has not experienced material product returns or warranty expense.

Zoran has offices in Shenzhen and Shanghai, China, as part of its effort to capture a leadership position in the Chinese digital audio and video markets and offices in Taipei and Hsinchu, Taiwan, in an effort to better address the video, imaging and digital camera market. In addition, Zoran operates sales support offices in Hong Kong, India and Korea that provide sales, applications and customer support.

Zoran distributes its products in Japan primarily through resellers. Zoran operates an office in Tokyo to help promote its products in Japan, to assist with the marketing of products not sold through resellers, such as integrated circuit cores and certain digital camera, digital video, DTV and imaging products, and to provide applications support to some of its customers.

9.	Backlog

Sales of Zoran’s products are made pursuant to purchase orders. However, sometimes Zoran allows customers to cancel or reschedule deliveries. In addition, purchase orders are subject to price renegotiations and to changes in quantities of products ordered as a result of changes in customers’ requirements and manufacturing availability. Zoran’s ability to order products can carry lead times of between four and sixteen weeks; however, most of its business is characterised by short lead times and quick delivery schedules. As a result of these factors, Zoran does not believe that backlog at any given time is a meaningful indicator of future sales.

10.	Manufacturing

Zoran contracts its wafer fabrication, assembly and testing to independent foundries and contractors, which enables it to focus on its design strengths, minimise fixed costs and capital expenditures and gain access to advanced manufacturing facilities. Zoran’s engineers work closely with its foundry partners and subcontractors to increase yields, lower manufacturing costs and assure quality. Most of Zoran’s devices are currently fabricated using standard complementary metal oxide semiconductor process technology with 0.08 micron to 0.18 micron feature sizes. Zoran’s broadband receiver products are manufactured using standard and SiGe BiCMOS technology with feature sizes ranging from 0.50 micron to 0.18 micron.

Zoran’s primary foundry is TSMC, which has manufactured integrated circuits for Zoran since 1987. TSMC and TowerJazz Semiconductor Ltd. are currently manufacturing Zoran’s multimedia player, DTV, set-top box, multimedia players, imaging and mobile products. LSI Corporation is providing turn-key manufacturing for one high-end laser-printer product. Zoran’s primary foundries for its tuner and amplifier products are IBM and TowerJazz Semiconductor Ltd. Zoran’s independent foundries fabricate products for other companies and may also produce products of their own design. By subcontracting its manufacturing requirements, Zoran can focus its resources on design and test applications where it believes it has greater competitive advantages. This strategy also eliminates the high cost of owning and operating semiconductor wafer fabrication facilities. Most of Zoran’s semiconductor products are currently being assembled by one of two independent contractors and tested by those contractors or other independent contractors. Zoran’s primary services company for assembly and testing is ASE. Zoran’s operations and quality engineering teams closely manage the interface between manufacturing and design engineering.

Zoran currently purchases products from all of its foundries under individually negotiated purchase orders. It does not currently have a long-term supply contract with TSMC, and therefore TSMC is not obligated to manufacture products for Zoran for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order.

11.	Competition

Zoran’s existing and potential competitors include many large domestic and international companies that have substantially greater finance, manufacturing, technology, marketing, personnel and distribution resources than it has.

Some of these competitors also have broader product lines and longer standing relationships with customers than Zoran does. Some of Zoran’s principal competitors maintain their own semiconductor foundries and may therefore benefit from capacity, cost and technical advantages. Zoran’s principal competitors in the integrated audio and video devices for multimedia player applications include MediaTek Inc. and Sunplus Technology Co. Ltd. In the markets for digital cameras, Zoran’s principal competitors are in-house solutions developed and used by major Japanese OEMs, as well as products sold by Ambarella, Fujitsu, Novatech, Sunplus and Texas Instruments, Inc. Zoran’s principal competitors for digital semiconductor devices in the digital TV and set-top box markets include Broadcom Corp., M-Star, Mediatek Inc., ST Microelectronics and Trident. In addition, some of the major digital TV manufacturers like LG, Samsung and Sony use their in-house developed SoCs for part or all of their products. Zoran’s competitors in silicon tuners for the cable market include Alps, Anadigics, Broadcom, Entropic, Maxlinear, NuTune, NXP Semiconductors and Samsung Electro-Mechanics. Its competitors in silicon tuners for the DTV market include Alps, Maxlinear, NuTune, NXP Semiconductors, Silicon Labs, Xceive, Xuguang, as well as the captive tuner divisions of all the major consumer brands, including

Konka, LG, Panasonic, Samsung Electro-Mechanics, Sanyo, Sharp, Sony and Toshiba. Zoran’s demodulator competitors in the DTV market include vendors of dedicated silicon demodulators including Altobeam, Guoxin, HDIC, Legend Silicon, LG, MaxScend, NXP Semiconductors, Silicon Labs, Sony, STMicroelectronics and Trident, as well as vendors of DTV or SoCs that integrate silicon demodulator functions inside these SoCs, including Mediatek/MTK, MorningStar/Mstar, Renesas, Sanyo, and STMicroelectronics. Competitors in the printer and multifunction peripheral space include Adobe, Conexant Systems, Inc., Global Graphics, Marvell Semiconductor, Inc., Monotype, Inc. and in-house captive suppliers.

Zoran believes that its ability to compete successfully in the rapidly evolving markets for high performance audio, video and imaging technology depends on a number of factors, including the following:

•	quality, performance, features and price of its products;

•	the timing and success of new product introductions by Zoran, its customers and its competitors;

•	the emergence of new industry standards;

•	ability to obtain adequate foundry capacity;

•	the number and nature of Zoran’s competitors in a given market; and

•	general market and economic conditions.

The markets in which Zoran competes are intensely competitive and are characterised by rapid technological change, declining ASP and rapid product obsolescence. Zoran expects competition to increase in the future from existing competitors and from other companies that may enter its existing or future markets with solutions which may be less costly or provide higher performance or more desirable features than its products.

Historically, ASPs in the semiconductor industry in general, and for Zoran’s products in particular, have decreased over the life of a particular product. Zoran expects that the ASPs of its products will continue to be subject to significant pricing pressures. In order to offset expected declines in the ASPs of its products, Zoran seeks to continually reduce the cost of its products and continue to integrate additional functions into its ICs. Zoran intends to accomplish this by implementing design changes that integrate additional functionality and lower the cost of manufacturing, assembly and testing by negotiating reduced charges at its foundries as, and if, volumes increase, and by successfully managing its manufacturing and subcontracting relationships. Since Zoran does not operate its own manufacturing, assembly or testing facilities, it may not be able to reduce its costs as rapidly as companies that operate their own facilities. If Zoran fails to introduce lower cost versions of its products in a timely manner or to successfully manage its manufacturing, assembly and testing relationships, Zoran’s business would be harmed.

12.	Proprietary Rights and Licences

Zoran’s ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although it relies on a combination of patents, copyrights, trademarks, trade secret laws and licensing arrangements to protect some of its intellectual property, Zoran believes that factors such as the technological and creative skills of its personnel and the success of its ongoing product development efforts are more important in maintaining its competitive position. Zoran generally enters into confidentiality or license agreements with its employees, resellers, customers and potential customers and limit access to its proprietary information. Zoran currently holds 537 issued patents worldwide, and have additional patent applications pending. Zoran’s IPR, if challenged, may not be upheld as valid, may not be adequate to prevent misappropriation of its technology, or may not prevent the development of competitive products. Additionally, Zoran may not be able to obtain patents or other IP protection in the future. In particular, the existence of several consortiums or standards bodies that license patents relating to various standards for consumer electronics and digital technology have created uncertainty with respect to the use and enforceability of patents implementing those standards. Furthermore, the laws of certain foreign countries in which Zoran’s products are or may be developed, manufactured or sold, including various countries in Asia, may not protect Zoran’s products or IPR to the same extent as do the laws of the United States and, thus, make the possibility of piracy of its technology and products more likely in these countries.

The semiconductor industry is characterised by vigorous protection and pursuit of IPR, which have resulted in significant and often protracted and expensive litigation. Zoran or its customers from time to time are notified of claims that it may be infringing patents or other IPR owned by third parties. Zoran has been subject to IP claims and litigation in the past. Zoran may be subject to additional claims and litigation in the future. In particular, given the uncertainty discussed above regarding patents relating to the consumer electronics or digital technology standards, it is difficult for Zoran to assess the possibility that its activities in these fields may give rise to future patent infringement claims. Litigation by or against Zoran relating to patent infringement or other IP matters could result in significant expense to Zoran and divert the efforts of its technical and management personnel, whether or not such litigation results in a determination favourable to it. In the event of an adverse result in any such litigation, Zoran could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Licenses may not be offered on fair or reasonable terms or the terms of any offered licenses may not be acceptable to Zoran. If Zoran fails to obtain a licence from a third party for technology that it uses, it could incur substantial liabilities and be forced to suspend the manufacture of products, or the use by its foundries of certain processes.

Zoran has non-exclusive licences from various third parties. Some of the licences are for technologies that are required to develop Zoran’s products while others allow Zoran to sell its products enabled with the third parties respective technologies. The majority of these agreements do not require Zoran to pay royalties. Under most of its agreements, Zoran may sell such third party enabled products only to customers who are licensees of such third parties. Zoran relies on its customers to enter into licence agreements directly with the third parties pursuant to which they pay royalties and or licence fees. The failure or refusal of potential customers to enter into licence agreement with such third parties in the future could harm its sales.

13.	Employees

As of 30 June 2011, Zoran had 1,436 employees, including 636 employees primarily involved in R&D activities, 608 in marketing and sales, 145 in finance, human resources, information systems, legal and administration, and 47 in manufacturing control and quality assurance. Zoran had 371 employees based in Israel, primarily involved in engineering and R&D, 203 employees at its facility in Sunnyvale, California, 130 employees at its facility in Burlington, Massachusetts and 73 employees at its facility in Plano, Texas. Zoran had 213 employees in its China office. Other employees are located in Zoran’s international offices in France, Germany, India, Japan, Korea, Philippines, Taiwan and the United Kingdom. Zoran believes that its future success depends in large part on its ability to attract and retain highly-skilled, engineering, managerial, sales and marketing personnel. Competition for such personnel is intense. Zoran’s employees are not represented by any collective bargaining unit, and Zoran has never experienced a work stoppage. Zoran believes that its employee relations are good.

14.	Environmental Matters

Compliance with laws and regulations enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not to date had a material effect upon the capital expenditures, earnings or competitive position of Zoran.

15.	Properties

Zoran’s executive offices and principal marketing, sales and product development operations are located in approximately 89,000 square feet of leased space in Sunnyvale, California, under a lease that expires in September 2016. A significant portion of Zoran’s R&D and engineering facilities and its administration operations are currently located in approximately 109,700 square feet of leased space in an industrial park in Haifa, Israel under a lease expiring in November 2016. Zoran also leases facilities, primarily for sales, product development, and technical support, in Shenzhen, Shanghai, Hong Kong, China; Paris, France; Ingolstadt, Germany; Tokyo, Japan; Seoul, Korea; Burlington, Massachusetts; Taipei, Taiwan; Plano, Texas and Manchester, United Kingdom. Zoran believes that its current facilities are adequate for its needs for the foreseeable future and that, should it be needed, suitable additional space in each of the locations where it operates will be available to accommodate expansion of its operations on commercially reasonable terms.

16.	Legal Proceedings

Zoran may be subject to legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of its business. During the 12 months immediately preceding the date of this document, Zoran was a party to the following material legal proceedings:

16.1 Xpoint	Technologies, Inc. v. Zoran

On 18 September 2009, Xpoint Technologies, Inc. filed an amended complaint against Zoran and 43 other defendants in the United States District Court for the District of Delaware (Case No. 1:09-cv-00628-SLR). The

complaint alleges that Zoran’s manufacture and sale of digital camera processors, including its Coach 9, Coach 10 and Coach 12 lines of processors, infringe one or more of the claims of United States Patent No. 5,913,028. Since filing the amended complaint, Xpoint has also identified Zoran’s Coach 8 processor as an additional allegedly infringing product. The complaint seeks unspecified damages, a preliminary and permanent injunction against further infringement, a finding of wilful infringement, enhanced damages, attorneys’ fees and costs. Zoran filed an answer and a counterclaim. Zoran’s counterclaim seeks an order declaring that it did not infringe the patent and that the patent is invalid. Discovery was completed, and the parties had begun to engage in the claim construction process. Effective as of 13 April 2011, the parties entered into a settlement agreement resolving the disputes at issue in the lawsuit. Under the agreement, Xpoint granted Zoran a non-exclusive fully paid up license under the patent, Zoran agreed to make a one-time payment to Xpoint, and Xpoint agreed to dismiss the lawsuit. The amount of the one-time payment is subject to confidentiality restrictions and cannot be disclosed.

16.2 Advanced	Processor Technologies LLC v. Analog Devices, Inc., et al.

On 26 January 2011, Advanced Processor Technologies LLC (“APT”) filed an amended complaint against Zoran and eight other defendants in the United States District Court for the Eastern District of Texas (Case No. 2:11-cv-00019-TJW). The complaint alleges that Zoran and each of the other defendants manufactures, uses, sells, imports, and/or offers for sale data processors with MMUs, or products containing such devices, that directly infringe one or more of the claims of United States Patent No. 6,047,354 and that products of Zoran and certain of the other defendants also directly infringe one or more of the claims of United States Patent No. 5,796,978. The complaint alleges that each of the defendants’ accused products incorporates one of several processor cores manufactured by ARM Ltd., or products that incorporate ARM processor cores. The complaint does not specify which of Zoran’s products allegedly infringe the APT patents. The complaint seeks unspecified damages for past infringement and either a permanent injunction against future infringement of the award of a reasonable royalty for such infringement. ARM has agreed to provide the defence for Zoran and the other defendants in this lawsuit and to indemnify them against any damages and costs that may be finally awarded. On 15 April 2011, Zoran filed an answer that included affirmative defences denying APT’s allegations of infringement. The case is in its preliminary stages, and discovery has not yet commenced.

16.3 Freescale	Semiconductor, Inc. v. Zoran, et al.

On 8 June 2011, Freescale Semiconductor, Inc. (“Freescale”) filed a complaint (the “ITC Complaint”) with the ITC (the “ITC”) naming the following companies as respondents: Zoran, Funai Electric Co., Ltd. and Funai Corporation, Inc. (collectively, “Funai”) and MediaTek Inc. (“MediaTek”). The ITC Complaint alleges that each of the respondents, including Zoran, infringes claims 9 and 10 of US Patent No. 5,467,455 (the “455 patent”) directly and by inducement and contributory infringement. The ITC Complaint accuses Zoran integrated circuits including, but not limited to, Zoran’s SupraHD digital television integrated circuits, of infringement. The ITC Complaint seeks an exclusion order against future import of the infringing integrated circuits, chipsets and products including the same, including, but not limited to, televisions, and an order directing the proposed respondents, their affiliates and others acting on their behalf to cease and desist from importing, marketing, advertising, demonstrating, warehousing for distribution, offering for sale, selling, distributing, licensing or using the infringing products in the United States or transferring them outside of the United States. The investigation is in its preliminary stages.

On 8 June 2011, Freescale also filed a complaint in the United States District Court for the Western District of Texas against Zoran and MediaTek (the “District Court Complaint”). The District Court Complaint accuses Zoran and MediaTek of infringing the ‘455 patent. The District Court Complaint alleges that Zoran infringes the ‘455 patent directly and by inducement and contributory infringement. The District Court Complaint accuses Zoran integrated circuits including, but not limited to, Zoran’s SupraHD digital television integrated circuits, of infringement and seeks unspecified damages, a permanent injunction against further infringement, a finding of wilful infringement and attorneys’ fees and costs. The case is in its preliminary stages; a trial date has not been set.

The ITC Complaint and the District Court Complaint are in their preliminary stages and discovery has not yet commenced. Accordingly, Zoran’s potential loss, if any, is not reasonably estimable as at the date of this document.

16.4 Litigation	Related to the Transaction

On 23 February 2011, a purported class action lawsuit was filed in Delaware Chancery Court by Judy Kauffman Goldstein, an alleged stockholder of Zoran who seeks to represent a class comprised of Zoran stockholders. The complaint in this action (the “Goldstein complaint”) names as defendants Zoran, each member of the Zoran Board, CSR and Merger Sub. The Goldstein complaint alleges that the director defendants breached fiduciary duties assertedly owed to Zoran and Zoran Shareholders by entering into the Merger Agreement; that CSR and Zoran aided and abetted the alleged breaches of fiduciary duty; and that if the Transaction is allowed to proceed, Zoran Shareholders will suffer damages because their shares will be acquired for less than their actual value. The plaintiff seeks an order of the court certifying the action as a class action; rescinding the Transaction and/or preliminarily enjoining the defendants from consummating the Transaction; enjoining the defendants from taking any further action to interfere with a consent solicitation previously commenced by Ramius; and/or awarding damages, attorney’s fees and costs.

On 25 February 2011, a second purported class action was filed in the same court by Lawrence Zucker, an alleged stockholder of Zoran, who seeks to represent the same purported class. The complaint in this action (the “Zucker complaint”) names as defendants the members of the Zoran Board and Zoran. The allegations contained in the Zucker complaint are largely similar to the allegations contained in the Goldstein complaint, except that the Zucker complaint also alleges that Zoran aided and abetted alleged breaches of fiduciary duty by the director defendants; does not name CSR or Merger Sub as defendants; and does not allege that CSR or Transaction Sub aided or abetted any alleged breaches of fiduciary duty. The plaintiff seeks similar relief to that sought in the Goldstein complaint, except that the Zucker complaint does not seek any relief with respect to the Ramius consent solicitation. On 10 March 2011, the Chancery Court consolidated the Goldstein and Zucker actions and designated the Goldstein complaint as the operative complaint in the consolidated action.

On 19 May 2011, an amended complaint was filed in the consolidated action. In addition to the allegations in the original Goldstein and Zucker complaints, the consolidated complaint alleges that the Form F-4 filed by CSR on 19 April 2011 fails to provide Zoran Shareholders with material information and provides them with materially misleading information. The amended complaint requests the same relief as the original Goldstein and Zucker complaints, except that it does not request an order enjoining the defendants from taking any further action to interfere with the Ramius consent solicitation.

On 29 March 2011, a purported class action lawsuit was filed in California Superior Court, Santa Clara County by Clal Finance Mutual Funds Corporation, an alleged Zoran Shareholder, that seeks to represent a class comprised of Zoran Shareholders. The complaint in this action (the “Clal Finance complaint”) names as defendants Zoran, four members of the Zoran Board, CSR and Merger Sub. The Clal Finance complaint alleges that the director defendants breached fiduciary duties assertedly owed to Zoran and the Zoran Shareholders by engaging in a flawed sale process that culminated in the Merger Agreement; that Zoran, CSR and Merger Sub aided and abetted the alleged breaches of fiduciary duty; and that if the Transaction is allowed to proceed, the Zoran Shareholders will suffer damages because their shares will be acquired for less than their actual value. The plaintiff seeks an order of the court certifying the action as a class action; rescinding the Transaction and/or preliminarily enjoining the defendants from consummating the Transaction; directing the director defendants to commence a sale process designed to secure the best possible consideration for Zoran Shareholders; and/or awarding damages, attorneys’ fees and costs. On 29 April 2011, the court entered its order, upon the stipulation of the parties, that the defendants need not respond to the complaint in this action until and unless the plaintiff filed an amended complaint or notified the defendants that it intended not to file an amended complaint. On 2 May 2011, counsel for the plaintiff agreed with counsel for the defendants that the California litigation would be stayed while the Delaware cases were being litigated and that the plaintiff and its attorneys would only request relief (if at all) through the Delaware litigation.

The claim amounts pursuant to the Goldstein complaint, the Zucker complaint and the Clal Finance complaint are unquantifiable as at the date of this document.

16.5 Other	Legal Matters

Zoran is named from time to time as a party to lawsuits in the normal course of its business, such as the matter described above. Litigation in general, and IP litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict. Zoran accrues for contingent liabilities when it determines that it is probable that a liability had been incurred at the date of the financial statements and that the amount of such liability can be reasonably estimated. During 2010, 2009 and 2008 Zoran incurred $1.1 million, $11.8 million and $0 of costs, respectively, in connection with settlement of disputes.

17.	Subsidiaries

Zoran is the holding company of an international group of companies.

The following is a list of Zoran’s subsidiaries as of 2 August 2011 (the latest practicable date prior to the publication of this document):

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest %	Proportion of voting power held %
Zoran Digital Technologies (Shenzhen) Ltd	PRC	100%	100%
Zoran GmbH	Germany	100%	100%
Zoran Microelectronics Ltd.	Israel	100%	100%
Zoran Japan K.K.	Japan	100%	100%
Zoran Korea Ltd.	South Korea	100%	100%
Zoran Asia Pacific Ltd.	Hong Kong	100%	100%
Zoran UK Ltd.	United Kingdom	100%	100%
Zoran Electronics Singapore Pte. Ltd.	Singapore	100%	100%
Zoran International, Inc.	Delaware, USA.	100%	100%
Oak Technology, LLC	Delaware, USA.	100%	100%
Zoran France SA	France	100%	100%
HMTF Acquisition (Bermuda) Ltd.	Bermuda	100%	100%
Transilica Singapore Pte Ltd	Singapore	100%	100%
Microtune (Taiwan), Ltd.	Taiwan	100%	100%
Microtune (Korea), Ltd.	Korea	100%	100%
Microtune RF-Technologies (Phil.), Inc.	Philippines	100%	100%
NSF-Technologies (Phil.), Inc.	Philippines	100%	100%
Auvitek International Ltd.	Cayman Islands	100%	100%
Microtune Shanghai, Ltd.	PRC	100%	100%
Microtune (Hong Kong) Limited	Hong Kong	100%	100%
Zoran Sweden AB	Sweden	100%	100%
Zoran Taiwan Corporation	Taiwan	100%	100%
Zoran Technology GmbH	Germany	100%	100%

18.	Selected Financial Information

The financial information below has been extracted without material adjustment from the Zoran Group Financial Statements prepared in accordance with US GAAP. The information should be read together with the Financial Statements, which are incorporated into this document by reference as well as the financial information and information related thereto included elsewhere in this document, including the Operating and Financial Review relating to Zoran set out in Part VI of this document.

	Period ended
	30 June 2011	30 June 2010	31 December 2010	31 December 2009	31 December 2008
	US$ in thousands, except per share data
Consolidated Income Statement Data:
Revenue	167,771	183,821	357,342	380,081	438,539
Gross profit	86,560	94,911	186,035	183,584	209,531
Operating profit (loss)	(56,338)	(9,480)	(40,644)	(36,781)	(216,037)
Profit (loss) before tax	(54,805)	(5,031)	(33,336)	(27,358)	(203,448)
Net Loss	(55,820)	(10,631)	(47,636)	(32,958)	(215,727)
Earnings per share:
Basic (loss) earnings per share	(1.13)	(0.21)	(0.95)	(0.64)	(4.20)
Diluted (loss) earnings per share	(1.13)	(0.21)	(0.95)	(0.64)	(4.20)

Microtune’s unaudited revenue for the 9 month period to 30 September 2010 was $71,434,000 and unaudited loss before tax for the 9 month period to 30 September 2010 was $256,000, in each case prepared in accordance with US GAAP.

19.	Dividend Policy

Zoran has never paid cash dividends on its capital stock. It is Zoran’s present policy to retain earnings to finance the growth and development of its business and, therefore, Zoran does not anticipate paying any cash dividends in the foreseeable future.

PART V

OPERATING AND FINANCIAL REVIEW RELATING TO CSR

1.	Information incorporated by reference

The operating and financial reviews included in the following documents (as identified in paragraph 2 below) are incorporated by reference into this document:

•	the 2008 Annual Report and Accounts;

•	the 2009 Annual Report and Accounts;

•	the 2010 Annual Report and Accounts; and

•	the 2011 Interim Results

2.	Cross reference list

The following list is intended to enable investors to identify easily the items of information which have been incorporated by reference into this document:

2.1	2008 Annual Report and Accounts

•	Business Review - pages 20 to 37;

•	Risk Factors - pages 35 to 37; and

•	Notes to the Consolidated Financial Statements - pages 67 to 96.

2.2	2009 Annual Report and Accounts

•	Business Review - pages 8 to 44;

•	Risk Factors - pages 45 to 57; and

•	Notes to the Consolidated Financial Statements - pages 97 to 146.

2.3	2010 Annual Report and Accounts

•	Business Review (excluding the section titled “Outlook” on pages 6 and 7) - pages 6 to 34;

•	Risk Factors - pages 35 to 41; and

•	Notes to the Consolidated Financial Statements - pages 76 to 117.

2.4	2011 Interim Results

•	Operating and Financial Review - pages 3 to 10

PART VI

OPERATING AND FINANCIAL REVIEW RELATING TO ZORAN

The following discussion of Zoran’s financial condition and results of operations should be read together with the consolidated financial statements and related notes in this document. This discussion may contain forward looking statements based upon current expectations that involve risks and uncertainties. These risks and uncertainties may cause actual results to differ materially from those discussed in the forward-looking statements.

1.	Overview

Zoran provides integrated circuits, software and platforms for DTVs, set-top boxes, broadband receivers (silicon tuners) and media players, digital cameras and printers, scanners and related MFP. Zoran sells its products to OEMs that incorporate them into products for consumer and commercial applications.

In 2009, Zoran’s revenues were harmed by the poor macroeconomic environment which had the effect of reducing consumer spending. As a result of those macroeconomic conditions, Zoran continued several cost containment programs including realigning its resources to focus on its key priorities, reducing investments in certain areas and scaling back travel, as well as other measures. In addition, Zoran continued its focus on maintaining a strong balance sheet, and in particular, managing its cash and inventory balances very closely.

In the global fiscal year 2010 and the first quarter of 2011, Zoran experienced a significant reduction in the demand for its DTV and multimedia player products primarily due to loss of market share by its key customers resulting in reduced orders of its products. Zoran was also impacted by one of its customers’ decision to add a second supplier, causing additional market share loss for Zoran. As a result of these developments, Zoran has taken certain restructuring steps such as discontinuing further investment in its multimedia player products, closing its Sweden office in the second half of 2010 and further decreasing headcount in its other overseas offices in the first quarter of 2011, all in order to reduce its operating expenses to the right size for its business and to maintain a strong balance sheet.

2.	Recent developments

2.1	Microtune Acquisition

On 30 November 2010 (the “closing date”), Zoran completed the acquisition of Microtune, a receiver solutions company that designs and markets advanced RF and demodulator electronics for worldwide customers based in Plano, Texas. Zoran acquired Microtune, among other things, to enhance its position in the core markets it serves and expand its worldwide presence, improving its ability to serve its customers as a single point-of-service provider. Under the terms of the acquisition agreement dated 7 September 2010, Zoran acquired all outstanding shares of Microtune’s common stock at $2.92 per share for a total payment of $159.2 million in cash. In addition, Zoran converted each outstanding Microtune’s restricted stock unit to 0.42 shares of Zoran restricted stock units. Upon completion of the acquisition, Microtune was integrated into its consumer segment.

Following the completion of the acquisition, results of operations of Microtune have been included in Zoran’s consolidated financial statements. Accordingly, Zoran’s results of operations for the year ended 31 December 2010 and the period ended 30 June 2011 reflect Microtune’s operations since 1 December 2010, while the results of operations for the years ended 30 June 2009 and 2008 reflect only Zoran’s historical operations. For the first six months of 2011, Microtune contributed $33.5 million to Zoran’s total hardware revenue.

The transaction is accounted for consistent with the provisions of ASC 805 “Business Combinations”. Zoran retained an independent appraiser to assist management in determining the fair value of assets and liabilities acquired. The total purchase price for Microtune was $161.2 million, which consisted of $159.2 million in cash paid to acquire the outstanding common stock of Microtune and $2.0 million for the fair value of restricted equity awards assumed.

During the first quarter of 2011, Zoran made certain adjustments to the acquisition-date fair value of the Microtune net assets recorded as of 31 December 2010. Such adjustments were to (1) increase goodwill by $2.1 million, (2) record an accrual of $1.7 million associated with the Bartek and Richardson pre-acquisition contingency, assumed as part of the Microtune acquisition and (3) record an additional $0.4 million for non-current income tax liabilities. These adjustments are not material to the original estimates recorded by Zoran in 2010 and have no impact on the statement of operations for the three and twelve months ended 31 December 2010. Accordingly, the consolidated balance sheet as of 31 December 2010 has not been adjusted for these items.

3.	Critical Accounting Policies and Estimates

This discussion and analysis of Zoran’s financial condition and results of operations are based upon its condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Zoran to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Zoran evaluates its critical accounting policies and estimates. Zoran bases these estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Zoran believes the following critical accounting policies require its most significant judgments and estimates used in the preparation of its consolidated financial statements:

3.1	Inventories

Inventories are recorded at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Zoran writes down inventories to net realisable value based on forecasted demand and market conditions. Inventory write-downs are not reversed and permanently reduce the cost basis of the affected inventory until such inventory is sold or scrapped. Zoran assesses the valuation of its inventory in each reporting period. Although Zoran attempts to forecast future inventory demand, given the competitive pressures and cyclical nature of the semiconductor industry, there may be significant unanticipated changes in demand or technological developments that could have a significant impact on the value of its inventories and reported operating results. Inventory write downs inherently involve judgments as to assumptions about expected future demand and the impact of market conditions on those assumptions. Although Zoran believes that the assumptions it used in estimating inventory write downs are reasonable, significant changes in any one of the assumptions in the future could produce a significantly different result. Actual demand and market conditions may be different from those projected by Zoran’s management. There can be no assurances that future events and changing market conditions will not result in significant increases in inventory write downs. This could have a material effect on Zoran’s operating results and financial position.

3.2	Allowances

Zoran maintains allowances for doubtful accounts for estimated losses resulting from the delays or inability of certain customers to make required payments. These allowances are estimated based on specific identification of facts and circumstances with respect to each doubtful account. If the financial condition of Zoran’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

3.3	Impairment of goodwill and intangible assets

Zoran evaluates goodwill and intangible assets for impairment, at a minimum, on an annual basis as of 30 September and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. The carrying value of Zoran’s goodwill and intangible assets may not be recoverable due to factors indicating a decrease in the value of Zoran, such as a decline in the market price of Zoran Shares and Zoran’s market capitalisation, reduced estimates of future cash flows and slower growth rates in its industry. Estimates of future cash flows are based in-part on an updated long-term financial outlook of its operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates. For example, a significant decline in the market price of Zoran Shares and/or Zoran’s market capitalisation may result in goodwill and intangible assets impairment. In addition, the other assumptions made by Zoran may change in future periods as they are based on overall market conditions and/or comparable company data. A change in the assumptions used to determine if goodwill and intangible assets are impaired may result in a charge to earnings in Zoran’s financial statements during a period in which an impairment of its goodwill and intangible assets is determined to exist, which may negatively impact Zoran’s results of operations.

Zoran has two reportable segments - Consumer and Imaging. Impairment is tested at the reporting unit level which is one level below the reportable segments. The first step (“Step 1”) is performed by comparing the reporting unit’s carrying amount, including goodwill and intangible assets, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill and intangible assets is considered impaired and a second step (“Step 2”) is performed to measure the amount of impairment loss, if any. Step 2 is performed by calculating the implied fair value of goodwill and intangible assets and comparing the implied fair value to the carrying amount of goodwill and intangible assets. If the implied fair value of goodwill and intangible assets is lower than the carrying amount, an impairment loss is recognised equal to the difference.

In 2008, Zoran determined that goodwill and intangible assets related to its reporting units in the Consumer segment were fully impaired and recorded a $167.6 million impairment charge. In 2010 and 2009, Zoran performed its annual goodwill and intangible assets impairment analysis as of 30 September 2010 and 2009, respectively. Based on the analyses, Zoran determined that the fair value of the Imagining segment exceeded its carrying amount and concluded that goodwill and intangible assets were not impaired at that date. On 30 November 2010, Zoran completed the acquisition of Microtune which resulted in an increase of goodwill of $15.9 million and an increase in purchased intangible assets of $33.8 million.

3.4	Stock-based Compensation

Zoran accounts for stock-based compensation under authoritative accounting guidance for share-based payment. Zoran determines the fair value of stock-based payment using the Black-Scholes option-pricing model that was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option’s expected life and the price volatility of underlying stock. Zoran’s expected stock price volatility assumption was determined using the historical volatility of its common stock. Zoran determined that historical volatility reflects market conditions and is a good indicator of future volatility. Zoran’s expected term represents the period that its stock-based awards are expected to be outstanding and was determined based on its historical experience with similar awards, giving consideration to the contractual terms of the stock-based awards and vesting schedules.

3.5	Contingencies

Zoran is subject to the possibility of losses from various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. Zoran accrues for contingent liabilities when it determines that it is probable that a liability has been incurred at the date of the financial statements and that the amount of such liability can be reasonably estimated.

3.6	Income Taxes

Zoran follows the liability method of accounting for income taxes which requires recognition of deferred tax liabilities and assets for the expected future tax consequence of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Realisation of deferred tax assets is based on Zoran’s ability to generate sufficient future taxable income. The retention of Zoran’s valuation allowance in certain foreign jurisdictions in 2010 and the recording of a valuation allowance on its California deferred tax assets was determined in accordance with the provisions of ASC 740 “Income Taxes” which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Recent operating results and continuing uncertainty about projected income represent sufficient negative evidence that Zoran continues to believe that it is more likely than not that some of its deferred tax assets will not be realised and accordingly, a valuation allowance was recorded against those assets.

3.7	Uncertain Tax Positions

Zoran recognises and derecognises uncertain tax positions using a more likely than not threshold. Zoran recognises the amount of tax benefit that has a more likely than not potential of success upon settlement. The calculation of Zoran’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. Zoran records liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes may be due. Actual tax liabilities may be different than the recorded estimates and could result in an additional charge or benefit to the tax provision in the period when the ultimate tax assessment is determined. Zoran is currently under a tax audit in Israel for tax years 2005 through 2008 and the California Franchise Tax Board for tax years 2005 and 2006. Zoran believes that it has adequately provided for any potential assessments associated with these audits. It is probable that these two audits will settle during 2011 and the amount of Zoran’s liability for unrecognised income tax benefits will change to reflect those settlements. In addition, Zoran’s income tax expense could be affected as other events occur, income tax audits conclude or statutes of limitations expire. Zoran cannot estimate at this time the range of possible variations in its tax expense. Zoran recognise interest and penalties, if any, related to unrecognised tax benefits in income tax expense.

3.8	Fair Value Measurement

Process R&D - With respect to mergers and acquisitions, Zoran capitalises the fair value of acquired in process R&D as an indefinite-lived intangible asset until completion or abandonment of the associated project. Upon project completion, the in process R&D asset is accounted for as a finite-lived intangible asset and amortised over the related product’s estimated useful life. If the project is abandoned, the asset is expensed immediately if there is no alternative future use for it. Any cost incurred after the acquisition are expensed as incurred. The intangible asset value is generally estimated based upon the projected fair value of the technology, as determined by a discounted future cash flow reduced by the cost to complete. This analysis includes certain estimates and assumptions made by management. For larger acquisitions, Zoran has historically engaged an external appraiser to assist with the assumptions and models used in this analysis.

Assets and liabilities - Zoran accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value is the observable in the market. Zoran categorises each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 consists of publicly traded equity securities which are valued primarily using quoted market prices utilising market observable inputs as they are traded in an active market with sufficient volume and frequency of transactions.

•

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability. Zoran uses observable market prices for comparable instruments to value its fixed income securities.

•

Level 3 - Unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

Zoran had no assets or liabilities utilising Level 3 inputs as of 31 December 2010 and had utilised Level 3 inputs for the Auction Rate Securities (“ARS”) held as of 31 December 2009.

Available-for-sales debt instruments - After determining the fair value of its available-for-sales debt instruments, gains or losses on these securities are recorded to other comprehensive income, until either the security is sold or Zoran determines that the decline in value is other-than-temporary. The primary differentiating factors considered by Zoran to classify its impairments between temporary and other-than-temporary impairments are its intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value, the length of the time and the extent to which the market value of the investment has been less than cost, the financial condition and near-term prospects of the issuer. Given the current market conditions, these judgments could prove to be wrong, and companies with relatively high credit ratings and solid financial conditions may not be able to fulfil their obligations.

Zoran recorded $0, $302,000 and $0 other-than-temporary impairment (“OTTI”) charges on its available-for-sale securities in 2010, 2009 and 2008, respectively. As of 31 December 2010 and 2009, Zoran’s cumulative unrealised gains, net of tax, related to its investments classified as available-for-sale was approximately $1.5 million and $2.6 million, respectively. These unrecognised gains could be recognised in the future if Zoran’s other-than-temporary assessment changes.

4.	Results of Operations

The following table sets forth certain consolidated statement of operations data as a percentage of total revenues for the periods indicated:

	Years ended 31 December
	2010	2009	2008
Revenues:
Hardware product revenues	87.3%	88.1%	86.6%
Software and other revenues	12.7%	11.9%	13.4%

Total revenues	100.0%	100.0%	100.0%

Cost and expenses:
Cost of hardware product revenues	47.9%	51.7%	52.2%
Research and development	32.4%	29.5%	26.9%
Selling, general and administrative	30.9%	28.4%	21.6%
Amortisation of intangible assets	0.2%	0.1%	5.3%
Impairment of goodwill and intangible assets	—	—	38.2%
In-process research and development	—	—	5.1%

Total costs and expenses	111.4%	109.7%	149.3%

Operating loss	(11.4)%	(9.7)%	(49.3)%
Interest and other income, net	2.1%	2.5%	2.9%

Loss before income taxes	(9.3)%	(7.2)%	(46.4)%
Provision for income taxes	4.0%	1.5%	2.8%

Net Loss	(13.3)%	(8.7)%	(49.2)%

Supplemental Operating Data:
Product gross margin	45.1%	41.3%	39.7%

The following tables summarise selected consolidated statement of operations data and changes from period to period (dollars in thousands, except for percentages):

	Years ended 31 December		Change
	2010	2009	$	%
Revenues:
Hardware product revenues	$312,138	$334,895	$(22,757)	(6.8)%
Software and other revenues	45,204	45,186	18	0.0%

Total revenues	357,342	380,081	(22,739)	(6.0)%

Cost and expenses:
Cost of hardware product revenues	171,307	196,497	(25,190)	(12.8)%
Research and development	115,697	112,189	3,508	3.1%
Selling, general and administrative	110,257	107,742	2,515	2.3%
Amortisation of intangible assets	725	434	291	67.1%

Total costs and expenses	397,986	416,862	(18,876)	(4.5)%

Operating loss	(40,644)	(36,781)	(3,863)	*
Interest and other income, net	7,308	9,423	(2,155)	(22.4)%
Provision for income taxes	14,300	5,600	8,700	*

Net Loss	$(47,636)	$(32,958)	$(14,678)	*

Supplemental Operating Data:
Cost of hardware product as % of hardware product revenues	54.9%	58.7%

*	not meaningful

	Years ended 31 December		Change
	2009	2008	$	%
Revenues:
Hardware product revenues	$334,895	$379,823	$(44,928)	(11.8)%
Software and other revenues	45,186	58,716	(13,530)	(23.0)%

Total revenues	380,081	438,539	(58,458)	(13.3)%

Cost and expenses:
Cost of hardware product revenues	1964977	229,008	(32,511)	(14.2)%
Research and development	112,189	117,948	(5,759)	(4.9)%
Selling, general and administrative	107,742	94,562	13,180	13.9%
Amortisation of intangible assets	434	23,096	(22,662)	(98.1)%
Impairment of goodwill and intangible assets	—	167,579	(167,579)	*
In-process research and development	—	22,383	(22,383)	*

Total costs and expenses	416,862	654,576	(237,714)	(36.3)%

Operating loss	(36,781)	(216,037)	179,256	*
Interest and other income, net	9,423	12,589	(3,166)	(25.1)%
Provision for income taxes	5,600	12,279	(6,679)	*

Net Loss	$(32,958)	$(215,727)	$182,769	*

Supplemental Operating Data:
Cost of hardware product as % of hardware product revenues	58.7%	60.3%

*	not meaningful

4.1	Revenues

Zoran derives most of its revenues from the sale of its integrated circuit and SoC products. Historically, ASPs for its products, consistent with ASP for products in the semiconductor industry generally, have decreased over time. ASP for Zoran’s products have fluctuated substantially from period to period, reflecting changes in its mix of product sold and transitions from low-volume to high-volume production. In the past, Zoran has periodically reduced the prices of some of its products in order to better penetrate the consumer market. Zoran believes that as its product lines continue to mature and competitive markets evolve, Zoran is likely to experience further declines in the ASPs of its products, although it cannot predict the timing and amount of such future changes with any certainty.

Zoran also derives revenues from licensing its software and other IP. Licensing revenues include one-time license fees and royalties based on the number of units sold by the licensee. Quarterly licensing revenues can be significantly affected by the timing of a small number of licensing transactions, each accounting for substantial revenues. Accordingly, licensing revenues have fluctuated, and will continue to fluctuate, on a quarterly basis. Zoran’s software license agreements typically include obligations to provide maintenance and other support over a fixed term and allow for renewal of maintenance services on an annual basis. Zoran recognises maintenance and support revenue ratably over the term of the arrangement. Zoran also receives royalty revenues based on per unit shipments of products that include its software, which it recognises upon receipt of a royalty report from the customer, typically one quarter after the sales are made by its licensee.

Zoran also generates a portion of its revenues from development contracts, primarily with key customers. Revenues from development contracts are generally recognised as the services are performed based on the specific deliverables outlined in each contract. Amounts received in advance of performance under contracts are recorded as deferred revenue and are generally recognised within one year from receipt.

Year Ended 31 December 2010 Compared to Year Ended 31 December 2009 - Hardware product revenues for 2010 were $312.1 million compared to $334.9 million for 2009. Hardware product revenues decreased $27.9 million, or 8.6 per cent., in the Consumer segment, partially offset by an increase of $5.2 million, or 44.2 per cent., in the Imaging segment. Within the Consumer segment, hardware product revenues for DTV products decreased by $51.3 million, or 37.4 per cent. and hardware product revenues for Multimedia Player products decreased by $16.2 million, or 30.4 per cent. The decrease was partially offset by an increase of $34.2 million, or 25.7 per cent., in hardware product revenue for Mobile products and $5.4 million in hardware product revenue Zoran acquired through the Microtune acquisition. Total units shipped for DTV products decreased by 15.0 per cent. compared to the prior year. The decrease was due to loss of market share by Zoran’s key customers and softness in the US DTV market in the second half of the year. Zoran was also impacted by the decision of one of its customers to add a second source supplier, causing additional market share loss for it. In addition, there continues to be price erosion in the DTV market. As a result, ASPs for DTV products decreased by 26.4 per cent. in 2010 compared to 2009. Total units shipped for Multimedia Player products decreased by 32.4 per cent. compared to the prior year. Due to the weakening demand and the poor industry fundamentals, Zoran has discontinued further investments in Multimedia Player products and reduced its headcount, which should enable it to harvest end-of-life revenues and be profitable in this business segment in 2011. Zoran’s strategy to address all ranges of the mobile market from the value segment to the very high end, including DVC, has resulted in an increase of 36.5 per cent. in total units shipped for Mobile products in 2010 compared to 2009. The increase in Imaging product revenue was primarily due to a 16.5 per cent. increase in total units shipped in 2010 compared to 2009 and 23.7 per cent. increase in ASPs due to product mix shift.

Software and other revenues remained consistent with the prior year as Zoran maintained a consistent customer base.

Year Ended 31 December 2009 Compared to Year Ended 31 December 2008 - Hardware product revenues for 2009 were $334.9 million, compared to $379.8 million for 2008. Hardware product revenues decreased $32.6 million or 9.2 per cent. in the Consumer segment and $12.3 million or 51.3 per cent. in the Imaging segment. Total units shipped for products in the Consumer segment decreased by 6.5 per cent. and the ASP decreased by 2.9 per cent. compared to prior year. Within the Consumer segment, hardware product revenues for Mobile products decreased by $34.5 million or 20.6 per cent. and hardware product revenue for Multimedia Player products decreased by $12.7 million or 19.3 per cent.. Total units shipped for Mobile products decreased by 10.2 per cent. and ASP decreased by 11.5 per cent. compared to prior year. Total units shipped for Multimedia Player products decreased by 9.6 per cent. and ASP decreased by 10.7 per cent. compared to prior year. Partially offsetting the decrease in hardware product revenues for Mobile and Multimedia Player products was an increase in revenues for DTV products. Hardware product revenues for DTV products increased by $14.6 million or 11.9 per cent.. Total DTV product units shipped increased by 10.0 per cent. and the ASP increased by 1.7 per cent. compared to 2008. The decrease in Imaging hardware product revenues was primarily due to a 60.6 per cent. decrease in unit shipments attributable to a decline in Zoran’s Ink Jet business as well as an overall decline in demand as a result of the economic downturn. Zoran believes that the recent worldwide recession has adversely affected the markets that its customers serve resulting in reduced unit shipments for some of its products during 2009 as indicated above. As the economy begins to improve, Zoran believes that its revenue will grow in 2010 although there is uncertainty regarding the level of recovery that will occur in the near future.

Software and other revenues were $45.2 million in 2009 compared to $58.7 million in 2008. Software and other revenues decreased by $8.5 million in the Imaging segment and $5.0 million in the Consumer segment. The decrease in the Consumer segment was primarily a result of the decrease in royalty revenues from the Mediatek settlement, which ended in the fourth quarter of 2008. The decrease in the Imaging segment was primarily due to a decrease in royalty revenues due to decreased unit shipments of products that include its software as a result of the current economic slow down.

4.2	Cost of Hardware Product Revenues

Zoran’s cost of hardware product revenues consists primarily of fabrication costs, assembly and test costs, the cost of materials and overhead from operations and allocable facilities costs. If Zoran is unable to reduce its cost of hardware product revenues to offset anticipated decreases in average selling prices, Zoran’s product gross margins will decrease. Zoran expects both product and customer mix to continue to fluctuate in future periods, causing fluctuations in margins.

Year Ended 31 December 2010 Compared to Year Ended 31 December 2009 - Cost of hardware product as a percentage of hardware revenues decreased to 54.9 per cent. for 2010 from 58.7 per cent. for 2009. This decrease was primarily due to a change in overall product mix, including a reduction in the sale of lower margin DTV products compared to higher margin camera and imaging products, as well as improved costs for certain products.

Year Ended 31 December 2009 Compared to Year Ended 31 December 2008 - Cost of hardware product revenues were $196.5 million in 2009 compared to $229.0 million in 2008. The decrease in cost of hardware product revenues of $32.5 million or 14.2 per cent. was primarily due to a decrease in total units shipped of 9.7 per cent.. Cost of hardware product revenues as percentage of hardware product revenues remained fairly consistent in 2009 compared to 2008.

4.3	Research and Development

Zoran’s R&D expenses consist of salaries and related costs of employees engaged in ongoing research, design and development activities, costs of engineering materials and supplies and allocable facilities costs. Zoran believes that significant investments in R&D are required for it to remain competitive, and Zoran expects to continue to devote significant resources to product development, although such expenses as a percentage of total revenues may fluctuate.

Year Ended 31 December 2010 Compared to Year Ended 31 December 2009 - R&D expenses were $115.7 million for 2010 compared to $112.2 million for 2009. The increase of $3.5 million or 3.1 per cent. was primarily due to a $1.9 million increase resulting from the inclusion of Microtune’s operations beginning December 1, 2010, $1.4 million charge related to closing Zoran’s Sweden office and its ongoing investments in R&D activities across various segments. Zoran’s R&D expense also fluctuates based on timing of mask sets and engineering wafers.

Year Ended 31 December 2009 Compared to Year Ended 31 December 2008 - R&D expenses were $112.2 million in 2009 compared to $117.9 million in 2008. The decrease in costs by $5.7 million or 4.9 per cent. was primarily a result of Zoran’s cost reduction efforts and the closing of its facilities in Netanya, Israel and Toronto, Canada.

4.4	Selling, General and Administrative

Zoran’s selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions, product promotion, other professional services and allocable facilities costs.

Year Ended 31 December 2010 Compared to Year Ended 31 December 2009 - Selling, general and administrative expenses were $110.3 million for 2010 compared to $107.7 million for 2009, resulting in an increase of $2.5 million or 2.3 per cent.. The increase was primarily due to various non-recurring expenses incurred in 2010 such as the acquisition of Microtune, restructuring and dissenting shareholder activities. The 2009 expense included an $11.8 million charge for the settlement of non-recurring IP disputes.

Year Ended 31 December 2009 Compared to Year Ended 31 December 2008 - Selling, general and administrative expenses increased to $107.7 million in 2009 from $94.6 million in 2008, representing a 13.9 per cent. increase. This fluctuation in spending was primarily due to $11.8 million of IP licensing settlement expenses recorded in 2009 and the timing of legal expenses associated with Zoran’s ongoing litigation matters.

4.5	Amortisation of Intangible Assets

Year Ended 31 December 2010 Compared to Year Ended 31 December 2009 - Amortisation expense was $0.7 million for 2010 compared to $0.4 million in 2009. The increase was primarily due to amortisation related to intangible assets acquired through the Microtune acquisition. At 31 December 2010, Zoran had approximately $33.7 million in net intangible assets acquired through the Microtune and Let It Wave acquisition, which it will continue to amortise through 2019.

Year Ended 31 December 2009 Compared to Year Ended 31 December 2008 - Amortisation expense decreased to $0.4 million in 2009 from $23.1 million in 2008, a decrease of $22.7 million or 98.1 per cent. as a portion of Zoran’s intangible assets became fully amortised during 2008. At 31 December 2009, we had approximately $0.6 million in net intangible assets acquired through the Let It Wave acquisition, which it will continue to amortise on a straight line basis through 2011.

4.6	Interest and Other Income, net

Year Ended 31 December 2010 Compared to Year Ended 31 December 2009 - Interest and other income was $7.3 million for 2010 compared to $9.4 million for 2009. Interest income decreased by $2.7 million compared to the prior year. The decrease was primarily due to a lower investment balance compared to the prior year as a result of the Microtune acquisition and cash used in operating activities during 2010.
Year Ended 31 December 2009 Compared to Year Ended 31 December 2008 - Interest and other income was $9.4 million in 2009 compared to $12.6 million in 2008. The decrease was primarily due to lower average interest earned on Zoran’s cash and short term investment balances by $4.3 million due to declines in prevailing interest rates. The decrease was partially offset by a decrease in foreign currency remeasurement losses in 2009 compared to 2008.

4.7	Provision for Income Taxes

Zoran’s global effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses as its statutory tax rate varies significantly by jurisdiction. Zoran’s current tax expense reflects taxes expected to be owed in its profitable jurisdictions. Zoran’s 2010 tax expense also includes the cost of recording a valuation allowance on its California deferred tax assets as it is no longer more likely than not that Zoran will receive a future benefit from those assets. In addition, in certain foreign jurisdictions, Zoran continues to record a valuation allowance on the portion of those deferred tax assets for which future income is uncertain. The determination of when to record or remove a valuation allowance is highly subjective and is made for each jurisdiction separately. Zoran relies primarily on an analysis of cumulative earnings or losses and projected future earnings or losses. It is possible that Zoran will remove or record a valuation allowance in the near future dependent primarily on the actual and projected results in each jurisdiction.

Zoran’s Israeli subsidiary is an “Approved Enterprise” under Israeli law, which provides a ten-year tax holiday for income attributable to a portion of its operations in Israel. Zoran’s US federal net operating losses expire at various times between 2017 and 2029, and the benefits from its subsidiary’s Approved Enterprise status expire at various times beginning in 2012.

Year Ended 31 December 2010 Compared to Year Ended 31 December 2009 - The tax provision for the twelve months ended 31 December 2010 and 2009 was $14.3 million and $5.6 million, respectively. The tax provision for 2010 reflects the sum of the estimated tax expense in each of Zoran’s profitable jurisdictions for their year to date profits, plus a deferred tax expense of $8.3 million for the recognition of a valuation allowance on its California deferred tax assets. Discrete items for 2010 were primarily benefits related to the filing of the 2009 domestic tax returns. The tax provision for 2009 reflects the estimated annual tax rate applied to the year to date net income for Zoran’s profitable jurisdictions, adjusted for discrete items which are fully recognised in the period they occur.

Year Ended 31 December 2009 Compared to Year Ended 31 December 2008 - Zoran recorded a tax provision of $5.6 million in 2009 and $12.3 million in 2008. The 2009 provision is primarily for the accrual of taxes Zoran expects to owe in its profitable jurisdictions. The tax expense for the year ended December 31, 2008 was primarily for the accrual of taxes Zoran expected to owe in its profitable jurisdictions offset by an expense of $8.7 million associated with a valuation allowance in foreign jurisdictions where it was no longer more likely than not that Zoran would fully utilise its deferred taxes. In addition, due to statute of limitation lapses, there was a release of Zoran’s accrued liabilities of $1.3 million.

The income tax provision for these periods was affected by the geographic distribution of Zoran’s worldwide earnings and losses, the impact of recording or removing the valuation allowance relating to deferred tax assets, non-deductible expenses such as ASC 718 Compensation-Stock Compensation, as well as the accrual of liabilities associated with unrecognised tax benefits. Zoran’s Israel based subsidiary is an “Approved Enterprise” under Israeli law, which provides a ten-year tax holiday for income attributable to a portion of its operations in Israel.

4.8	Impairment of Goodwill and Intangible Assets

In 2008, as a result of its annual impairment test, Zoran determined that the carrying amount of certain reporting units exceeded their fair value resulting in an impairment charge of $164.5 million related to goodwill recorded in its Consumer business segment and $3.1 million related to intangible assets in its Consumer business segment. There were no charges recorded for impairment of goodwill and intangible assets in 2009.

4.9	In-Process R&D

In 2008, Zoran recorded an in-process R&D expense of $22.4 million as part of the June 2008 acquisition of Let It Wave. There were no charges recorded for in-process R&D in 2009.

5.	Liquidity and Capital Resources

At 30 June 2011, Zoran had $59.3 million of cash and cash equivalents, $182.2 million of short-term investments and $250.9 million of working capital.

Cash used in operating activities was $32.0 million during 2010. While Zoran recorded a net loss of $47.6 million, this loss included non-cash items such as amortisation of intangible assets of $0.7 million, depreciation of $6.1 million, stock-based compensation expense of $10.4 million and deferred income taxes of $13.6 million resulting in its net loss adjusted for non-cash items totalling $16.8 million. Cash flow from changes in assets and liabilities was due to increases in inventory by $9.4 million due to decrease in sales, prepaid expenses, other current assets and other assets by $3.3 million due to the timing of payments made and decrease in accounts payable, accrued expenses and other liabilities totalling $9.4 million due to timing of payments. These changes were partially offset by a decrease in accounts receivable of $8.2 million due to the timing of collections.

Zoran’s investing activities generated cash of $46.1 million during 2010. Proceeds from sales and maturities of investments, net of purchases, of $178.5 million were offset by $125.8 million used for the acquisition of Microtune and $6.6 million used for purchases of property and equipment.

Cash used in financing activities was $22.3 million during 2010. Repurchases of Zoran Shares of $28.9 million under Zoran’s Stock Repurchase Program was offset by $6.6 million of proceeds received from issuances of common stock through exercises of stock options and proceeds from the sale of Zoran Shares under its employee stock purchase plan.

Zoran’s operating activities generated cash of $1.5 million during 2009. While Zoran recorded a net loss of $33.0 million, this loss included non-cash items such as amortisation of intangible assets of $0.4 million, depreciation of $7.0 million, stock-based compensation expense of $11.6 million and a reduction in deferred income taxes of $2.2 million resulting in its net loss adjusted for non-cash items totalling $16.2 million. Cash flow from changes in assets and liabilities was insignificant and was due to decreases in accounts receivable by $0.8 million due to the timing of collections, inventory by $10.2 million due to lower levels based on reduced demand and prepaid expenses, other current assets and other assets by $7.6 million due to the timing of payments made. These changes were partially offset by a decrease in accounts payable, accrued expenses and other liabilities totalling $0.8 million due to timing of payments.

Cash used in investing activities was $19.9 million during 2009. Proceeds from sales and maturities of investments of $182.5 million were offset by purchases of $198.7 million and $3.8 million used for purchases of property and equipment.

Cash used in financing activities during 2009 was $2.9 million. Repurchases of Zoran Shares of $9.7 million under Zoran’s Stock Repurchase Program was offset by $6.8 million of proceeds received from issuances of common stock through exercises of stock options and proceeds from the sale of Zoran Shares under Zoran’s employee stock purchase plan.

Zoran believes that its current balances of cash, cash equivalents and short-term investments, and anticipated cash flows from operations, will satisfy its anticipated working capital and capital expenditure requirements at least through the next 12 months. Nonetheless, Zoran’s future capital requirements may vary materially from those now planned and will depend on many factors including, but not limited to:

•	the levels at which Zoran maintains inventories and accounts receivable;

•	the market acceptance of Zoran’s products;

•	the levels of promotion and advertising required to launch Zoran’s new products or to enter markets and attain a competitive position in the marketplace;

•	Zoran’s business, product, capital expenditure and R&D plans and technology roadmap;

•	volume pricing concessions;

•	capital improvements;

•	acquisition of businesses, products or technologies;

•	technological advances;

•	the response of competitors to Zoran’s products; and

•	Zoran’s relationships with suppliers and customers.

In addition, Zoran may require an increase in the level of working capital to accommodate planned growth, hiring and infrastructure needs.

Zoran’s investment policy focuses on three objectives: to preserve capital, to meet liquidity requirements and to maximise total return. Zoran’s investment policy establishes minimum ratings for each classification of investment and investment concentration is limited in order to minimise risk, and the policy also limits the final maturity on any investment and the overall duration of the portfolio. Given the overall market conditions, Zoran regularly reviews its investment portfolio to ensure adherence to its investment policy and to monitor individual investments for risk analysis and proper valuation.

Zoran holds its marketable securities as trading and available-for-sale and marks them to market. Zoran expects to realise the full value of its marketable securities upon maturity or sale, as it has the intent and believes it has the ability to hold the securities until the full value is realised. However, Zoran cannot provide any assurance that its invested cash, cash equivalents and marketable securities will not be impacted by adverse conditions in the financial markets, which may require Zoran to record an impairment charge that could adversely impact its financial results.

6.	Contractual Obligations and Commitments

The following is a summary of fixed payments related to certain contractual obligations as of 31 December 2011 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases commitments (1)	$40,928	$7,526	$12,754	$12,094	$8,554

Purchase commitments (2)	44,233	43,728	505	—	—
Other long-term liabilities	38,517	—	16,732	860	20,925

Total	$123,678	$51,254	$29,991	$12,954	$29,479

(1)	Zoran leases many of its office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates from fiscal year 2011 through fiscal year 2021.
(2)	Zoran’s contracts with its suppliers generally require it to provide purchase order commitments that are generally binding and cannot be cancelled.

PART VII

INFORMATION CONCERNING THE ORDINARY SHARES

1.	Description of the class of Ordinary Shares in CSR

The Existing Ordinary Shares and the New Ordinary Shares will comprise a single class of ordinary shares with a nominal value of 0.1 pence each. Each New Ordinary Share will rank pari passu in all respects with each Existing Ordinary Share and will have the same rights (including voting and dividend rights and rights on a return of capital) and restrictions as each Existing Ordinary Share, as set out in the Articles.

The following information is a summary of the Ordinary Shares:

•	The Ordinary Shares carry the right to receive dividends and distributions paid by CSR;

•	The holders of Ordinary Shares have the right to receive notice of, and to attend and vote at, all general meetings of CSR;

•

Subject to the provisions of the Companies Acts, any equity securities issued by CSR for cash must first be offered to CSR Shareholders in proportion to their existing holdings of Ordinary Shares. The Companies Acts and the Listing Rules allow for the disapplication of pre-emption rights which may be waived by a special resolution of CSR Shareholders, either generally or specifically, for a maximum period not exceeding five years;

•	Except in relation to dividends that have been declared and rights on a liquidation of CSR, CSR Shareholders have no rights to share in the profits of the Company;

•

The Ordinary Shares are not redeemable. However, CSR may purchase or contract to purchase any of the Ordinary Shares on or off-market, subject to the Companies Acts and the requirements of the Listing Rules. CSR may only purchase Ordinary Shares out of distributable reserves or the proceeds of a new issue of shares made for the purpose of funding the repurchase; and

•

If CSR is wound up (whether the liquidation is voluntary, under supervision of the court or by the court), the liquidator is under a duty to collect in and realise the assets of CSR and to distribute them to CSR’s creditors and, if there is a surplus, to CSR Shareholders according to their entitlements. This applies whether the assets consist of property of one kind or of different kinds.

Further information on the Ordinary Shares is set out in paragraph 5 of Part XIV (Additional Information) which contains a summary of the Articles.

The ISIN number of the Ordinary Shares is GB0034147388.

2.	Legislation under which the New Ordinary Shares will be created

The New Ordinary Shares will be created under the Companies Act 2006.

3.	Application for Admission

Application will be made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange, respectively.

Subject to the satisfaction of the Conditions, the Transaction will become effective and Admission will occur at the same time. It is expected that the New Ordinary Shares will commence trading on the London Stock Exchange at 8.00 a.m. on 31 August 2011.

4.	Form and currency of the Ordinary Shares

The New Ordinary Shares will (when issued) be in registered form and will be capable of being held in certificated and uncertificated form in CREST. The Registrar of the Company is Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

Title to the certificated Ordinary Shares is/will be evidenced by entry in the register of members of the Company and title to uncertificated Ordinary Shares is/will be evidenced by entry in the operator register maintained by

CREST (which forms part of the register of members of the Company). CREST is an electronic settlement system which enables Ordinary Shares to be evidenced otherwise than by a physical certificate and transferred electronically rather than by delivery of a physical certificate. Under English law, persons who are neither resident nor nationals of the United Kingdom may freely hold, vote and transfer Ordinary Shares in the same manner and subject to the same terms as United Kingdom residents or nationals.

No share certificates will be issued in respect of the New Ordinary Shares in uncertificated form. If any such shares are converted to be held in certificated form, share certificates will be issued in respect of those shares in accordance with applicable legislation.

The Ordinary Shares will be denominated in Sterling.

5.	Resolutions relating to the New Ordinary Shares

Please refer to paragraph 1.4 of Part XIV (Additional Information) for details of the Resolutions relating to the New Ordinary Shares which will be proposed at the CSR General Meeting.

6.	Mandatory bids, squeeze-out and sell-out rules relating to the New Ordinary Shares

6.1	Mandatory bid

The City Code applies to CSR. Under the City Code, if an acquisition of Ordinary Shares were to increase the aggregate holding of CSR and its concert parties to shares carrying 30 per cent. or more of the voting rights in CSR, CSR and, depending on the circumstances, its concert parties, would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the outstanding shares in the Company at a price not less than the highest price paid for the Ordinary Shares by CSR or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30 and 50 per cent. of the voting rights in CSR if the effect of such acquisition were to increase that person’s percentage of the voting rights.

6.2	Squeeze-out

Under the Companies Act 2006, if an offeror were to acquire or unconditionally contract to acquire 90 per cent. or more in value of the shares to which the offer relates and 90 per cent. or more of the voting rights attached to those shares, then, within three months of the last day on which its offer can be accepted, it could compulsorily acquire the remaining 10 per cent. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favour and pay the consideration to CSR, which would hold the consideration on trust for outstanding CSR Shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired under the Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.

6.3	Sell-out

The Companies Act 2006 would also give minority shareholders a right to be bought out in certain circumstances by an offeror who had made a takeover offer. If at any time before the end of the period within which a takeover offer could be accepted, the offeror holds or has unconditionally contracted to acquire (i) not less than 90 per cent. in value of all the voting shares in CSR, and (ii) carry not less than 90 per cent. of the voting rights in CSR, then any CSR Shareholder to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares.

The offeror would be required to give any CSR Shareholder notice of his right to be bought out within one month of that right arising. Sell-out rights cannot be exercised after the end of the period of three months from the last date on which the offer can be accepted or, if later, three months from the date on which the notice is served on the CSR Shareholders notifying them of their sell-out rights. If a CSR Shareholder exercises his/her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

7.	Public takeover bids in the last and current financial years

There have been no public takeover bids by third parties in respect of the share capital of CSR in the last or current financial year.

8.	Description of restrictions on free transferability

Save as set out below in paragraph 9, the New Ordinary Shares will be freely transferable.

9.	Exchange controls and other limitations affecting Shareholders

There are currently no foreign exchange control restrictions on CSR’s ability to pay dividends on its Ordinary Shares or on the conduct of its operations imposed by English law.

There are currently no limitations on the rights of non-residents or foreign owners to hold and vote Ordinary Shares imposed by English law or the Articles.

10.	Disclosure of Shareholdings

The Disclosure Rules and Transparency Rules require a CSR Shareholder to notify CSR if the voting rights held by such CSR Shareholder (including by way of certain financial instruments) reaches, exceeds or falls below 3 per cent., 4 per cent., 5 per cent., 6 per cent., 7 per cent., 8 per cent. 9 per cent., 10 per cent. and each 1 per cent. threshold thereafter up to 100 per cent. under the Disclosure Rules and Transparency Rules, certain voting rights on CSR may be disregarded.

Pursuant to the Companies Act 2006, CSR may also send a notice to any person whom CSR knows or believes to be interested in Ordinary Shares requiring that person to confirm whether he has such an interest and if so details of that interest.

PART VIII

INFORMATION CONCERNING THE CSR ADSs

1.	American Depositary Receipts

The CSR Depositary Bank will issue the CSR ADSs which Zoran Shareholders will be entitled to receive pursuant to the Transaction. Each CSR ADS will represent an ownership interest in four New Ordinary Shares which CSR will deposit with the custodian, as agent of the CSR Depositary Bank, under the Deposit Agreement. In the future, each CSR ADS will also represent any securities, cash or other property deposited with the CSR Depositary Bank but which it has not distributed directly to CSR ADS holders. Unless specifically requested by Zoran Shareholders, all CSR ADSs will be issued on the books of the CSR Depositary Bank in book-entry form and periodic statements will be mailed to CSR ADS holders which reflect their ownership interest in such CSR ADSs. In this description, references to ADRs shall include the statements CSR ADS holders will receive which reflect their ownership of CSR ADSs.

The office of the CSR Depositary Bank is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401.

Zoran Shareholders may hold CSR ADSs either directly or indirectly through their broker or other financial institution. If Zoran Shareholders hold CSR ADSs directly, by having a CSR ADS registered in their name on the books of the CSR Depositary Bank, they are an ADR holder. This description assumes Zoran Shareholders hold their CSR ADSs directly. If Zoran Shareholders hold the CSR ADSs through their broker or financial institution nominee, they must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Zoran Shareholders should consult with their broker or financial institution to find out what those procedures are.

As an ADR holder, CSR will not treat CSR ADS holders as CSR Shareholders and they will not have any shareholder rights. The laws of England govern shareholder rights. Because the CSR Depositary Bank or its nominee will be the shareholder of record for the shares represented by all outstanding CSR ADSs, shareholder rights rest with such record holder. The rights of the CSR ADS holders are those of an ADR holder. Such rights derive from the terms of the Deposit Agreement. The obligations of the CSR Depositary Bank and its agents are also set out in the Deposit Agreement. Because the CSR Depositary Bank or its nominee will actually be the registered owner of the New Ordinary Shares, CSR ADS holders must rely on it to exercise the rights of a CSR Shareholder on their behalf. The Deposit Agreement and the CSR ADSs are governed by New York law.

The following is a summary of what CSR believes to be the material terms of the Deposit Agreement. Notwithstanding this, because it is a summary, it may not contain all the information that Zoran Shareholders may otherwise deem important. For more complete information, Zoran Shareholders should read the entire Deposit Agreement and the form of ADR which contains the terms of their CSR ADSs. Zoran Shareholders can read a copy of the Deposit Agreement which is filed as an exhibit to the Registration Statement of which the Form F-4 forms a part. Zoran Shareholders may also obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. Zoran Shareholders may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. Zoran Shareholders may also find the Registration Statement and the Deposit Agreement on the SEC’s website at http://www.sec.gov.

2.	Share Dividends and Other Distributions

2.1	How will Zoran Shareholders receive dividends and other distributions on the New Ordinary Shares underlying their CSR ADSs?

CSR may make various types of distributions with respect to its securities. The CSR Depositary Bank has agreed that, to the extent practicable, it will pay to CSR ADS holders the cash dividends or other distributions it or the custodian receives on the New Ordinary Shares or other deposited securities, after converting any cash received into US dollars and, in all cases, making any necessary deductions provided for in the Deposit Agreement. CSR ADS holders will receive these distributions in proportion to the number of underlying New Ordinary Shares that their CSR ADSs represent.

Except as stated below, the CSR Depositary Bank will deliver such distributions to CSR ADR holders in proportion to their interests in the following manner:

•

Cash. The CSR Depositary Bank will distribute any US dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the CSR Depositary Bank’s expenses in (1) converting any foreign currency to US dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or US dollars to the United States by such means as the CSR Depositary Bank may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or licence of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the CSR Depositary Bank cannot convert a foreign currency, CSR ADS holders may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in Ordinary Shares, the CSR Depositary Bank will issue additional ADRs to evidence the number of CSR ADSs representing such Ordinary Shares. Only whole CSR ADSs will be issued. Any Ordinary Shares which would result in fractional CSR ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the CSR ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional Ordinary Shares or other rights, if CSR provides evidence satisfactory to the CSR Depositary Bank that it may lawfully distribute such rights, the CSR Depositary Bank will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if CSR does not furnish such evidence, the CSR Depositary Bank may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

CSR has no obligation to file a registration statement under the US Securities Act in order to make any rights available to ADR holders.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the CSR Depositary Bank may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the CSR Depositary Bank deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the CSR Depositary Bank determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the CSR Depositary Bank, after consultation with CSR if practicable, may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the CSR ADSs will also represent the retained items.

Any US dollars will be distributed by cheques drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the CSR Depositary Bank in accordance with its then current practices.

The CSR Depositary Bank is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the CSR Depositary Bank will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

3.	Deposit, Withdrawal and Cancellation

3.1	How does the CSR Depositary Bank issue CSR ADSs?

The CSR Depositary Bank will issue CSR ADSs if CSR ADS holders or their broker deposit New Ordinary Shares or evidence of rights to receive New Ordinary Shares with the custodian and pay the fees and expenses owing to the CSR Depositary Bank in connection with such issuance. In the case of the CSR ADSs to be issued under the Form F-4, CSR will arrange to deposit such New Ordinary Shares.

New Ordinary Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such New Ordinary Shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited New Ordinary Shares (including those being deposited by CSR in connection with the offering to which this document and the Form F-4 relates) for the account of the CSR Depositary Bank. ADR holders thus have no direct ownership interest in the deposited New Ordinary Shares and only have such rights as are contained in the Deposit Agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited New Ordinary Shares. The deposited New Ordinary Shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of New Ordinary Shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of the CSR Depositary Bank and any taxes or other fees or charges owing, the CSR Depositary Bank will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of CSR ADSs to which such person is entitled. All of the CSR ADSs issued will, unless specifically requested to the contrary, be part of the CSR Depositary Bank’s direct registration system, and a registered CSR ADS holder will receive periodic statements from the CSR Depositary Bank which will show the number of CSR ADSs registered in such holder’s name. An ADR holder can request that the CSR ADSs not be held through the CSR Depositary Bank’s direct registration system and that a certificated ADR be issued.

3.2	How do ADR holders cancel a CSR ADS and obtain deposited securities?

When CSR ADS holders turn in their ADR certificate at the CSR Depositary Bank’s office, or when CSR ADS holders provide proper instructions and documentation in the case of direct registration CSR ADSs, the CSR Depositary Bank will, upon payment of certain applicable fees, charges and taxes, deliver the underlying New Ordinary Shares to the CSR ADS holders or upon their written order. At the risk, expense and request of the CSR ADS holder, the CSR Depositary Bank may deliver deposited securities at such other place as such CSR ADS holder may request.

The CSR Depositary Bank may only restrict the withdrawal of deposited securities in connection with:

•

temporary delays caused by closing CSR’s transfer books or those of the CSR Depositary Bank or the deposit of New Ordinary Shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any US or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

4.	Record Dates

The CSR Depositary Bank may, after consultation with CSR, if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of New Ordinary Shares;

•	to give instructions for the exercise of voting rights at a meeting of CSR Shareholders;

•	to pay the fee assessed by the CSR Depositary Bank for administration of the ADR program and for any expenses as provided for in the ADR; or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the Deposit Agreement.

5.	Voting Rights

5.1	How do CSR ADS holders vote?

If the CSR Depositary Bank asks CSR ADS holders to provide it with voting instructions, CSR ADS holders may instruct the CSR Depositary Bank how to exercise the voting rights for the New Ordinary Shares which underlie their CSR ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from CSR, the CSR Depositary Bank will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the CSR Depositary Bank and describing how CSR ADS holders may instruct the CSR Depositary Bank to exercise the voting rights for the New Ordinary Shares which underlie their CSR ADSs, including instructions for giving a discretionary proxy to a person designated by CSR. For instructions to be valid, the CSR Depositary Bank must receive them in the manner and on or before the date specified. The CSR Depositary Bank will try, as far as is practical, subject to the provisions of and governing the underlying New Ordinary Shares or other deposited securities, to vote or to have its agents vote the New Ordinary Shares or other deposited securities as CSR ADS holders instruct. The CSR Depositary Bank will only vote or attempt to vote as instructed by CSR ADS holders. The CSR Depositary Bank will not itself exercise any voting discretion. Furthermore, neither the CSR Depositary Bank nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the Deposit Agreement or any ADR, at CSR’s request, the CSR Depositary Bank may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the CSR ADSs are listed, in lieu of distribution of the materials provided to the CSR Depositary Bank in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicises to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval and/or a contact for requesting copies of the materials).

Under CSR’s constituent documents, the CSR Depositary Bank would be able to provide it with voting instructions without having to personally attend meetings in person or by proxy. While CSR will endeavour to provide the CSR Depositary Bank with sufficient prior notice of meetings of CSR Shareholders so as to enable it to solicit voting instructions, there is no guarantee that CSR ADS holders will receive voting materials in time to instruct the CSR Depositary Bank to vote and it is possible that CSR ADS holders, or persons who hold their CSR ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

6.	Reports and Other Communications

6.1	Will ADR holders be able to view CSR’s reports?

The CSR Depositary Bank will make available for inspection by CSR ADR holders at the offices of the CSR Depositary Bank and the custodian the Deposit Agreement, the provisions of or governing deposited securities, and any written communications from CSR which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if CSR makes any written communications generally available to holders of Ordinary Shares, and CSR furnishes copies thereof to the CSR Depositary Bank, it will distribute the same to registered ADR holders.

7.	Fees and Expenses

7.1	What fees and expenses will Zoran Shareholders be responsible for paying?

The CSR Depositary Bank may charge each person to whom CSR ADSs are issued, including, without limitation, issuances against deposits of New Ordinary Shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by CSR or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the CSR ADSs or deposited securities, and each person surrendering CSR ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 CSR ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The CSR Depositary Bank may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing New Ordinary Shares or by any party surrendering CSR ADSs or to whom CSR ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by CSR or an exchange of stock regarding the ADRs or the deposited securities or a distribution of CSR ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.05 or less per CSR ADS for any cash distribution made pursuant to the Deposit Agreement;

•

a fee of up to US$0.05 per CSR ADS per calendar year (or portion thereof) for services performed by the CSR Depositary Bank in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the CSR Depositary Bank during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the CSR Depositary Bank and/or any of the CSR Depositary Bank’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the New Ordinary Shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the CSR Depositary Bank’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the CSR Depositary Bank and shall be payable at the sole discretion of the CSR Depositary Bank by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of CSR ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the CSR Depositary Bank to those holders entitled thereto;

•

stock transfer or other taxes and other governmental charges (which are payable by holders or persons depositing Ordinary Shares unless such stock transfer or other governmental charges have already been paid by CSR);

•	cable, telex and facsimile transmission and delivery charges incurred at a CSR ADS holder’s request in connection with the deposit or delivery of New Ordinary Shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the CSR Depositary Bank in connection with the conversion of foreign currency into US dollars.

CSR will pay all other charges and expenses of the CSR Depositary Bank and any agent of the CSR Depositary Bank (except the custodian) pursuant to agreements from time to time between CSR and the CSR Depositary Bank. The charges described above may be amended from time to time by agreement between CSR and the CSR Depositary Bank.

The CSR Depositary Bank has agreed to reimburse CSR for certain expenses it incurs that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees.

Neither the CSR Depositary Bank nor CSR can determine the exact amount to be made available to CSR because (i) the number of CSR ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of CSR ADSs and (iii) CSR’s reimbursable expenses related to the ADR program are not known at this time. The CSR Depositary Bank collects its fees for issuance and cancellation of CSR ADSs directly from investors depositing New Ordinary Shares or surrendering CSR ADSs for the purpose of withdrawal or from intermediaries acting for them. The CSR Depositary Bank collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The CSR Depositary Bank may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The CSR Depositary Bank will generally set off the amounts owing from distributions made to holders of CSR ADSs. If, however, no distribution exists and payment owing is not timely received by the CSR

Depositary Bank, the CSR Depositary Bank may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the CSR Depositary Bank, all fees and charges owing under the Deposit Agreement are due in advance and/or when declared owing by the CSR Depositary Bank.

7.2	Payment of Taxes

Unless already paid by CSR, ADR holders must pay any tax or other governmental charge payable by the custodian or the CSR Depositary Bank on any CSR ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the CSR Depositary Bank may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the CSR Depositary Bank may also refuse to effect any registration, registration of transfer, split up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the CSR Depositary Bank may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, Zoran Shareholders will be agreeing to indemnify CSR, the CSR Depositary Bank, its custodian and any of CSR’s or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

7.3	Reclassifications, Recapitalisations and Mergers

If CSR takes certain actions that affect the deposited securities, including (i) any change in par value, split up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalisation, reorganisation, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of its assets, then the CSR Depositary Bank may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the CSR Depositary Bank does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each CSR ADS will then represent a proportionate interest in such property.

8.	Amendment and Termination

8.1	How may the Deposit Agreement be amended?

CSR may agree with the CSR Depositary Bank to amend the Deposit Agreement and the CSR ADSs without the consent of the CSR ADS holders for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the Deposit Agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement or the form of ADR to ensure compliance therewith, CSR and the CSR Depositary Bank may amend or supplement the Deposit Agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair the right of CSR ADS holders to surrender their CSR ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

8.2	How may the Deposit Agreement be terminated?

The CSR Depositary Bank may, and shall at CSR’s written direction, terminate the Deposit Agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the CSR Depositary Bank shall have (i) resigned as CSR Depositary Bank under the Deposit Agreement, notice of such termination by the CSR Depositary Bank shall not be provided to registered holders unless a successor depositary shall not be operating under the Deposit Agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the Deposit Agreement, notice of such termination by the CSR Depositary Bank shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the Deposit Agreement on the 90th day after CSR’s notice of removal was first provided to the CSR Depositary Bank. After termination, the CSR Depositary Bank’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the CSR Depositary Bank will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the CSR Depositary Bank shall have no obligations except to account for such proceeds and other cash.

9.	Limitations on Obligations and Liability to ADR holders

9.1	Limits on CSR’s obligations and the obligations of the CSR Depositary Bank; limits on liability to ADR holders and holders of CSR ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, CSR or the CSR Depositary Bank or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the Deposit Agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the Deposit Agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the CSR Depositary Bank may establish consistent with the Deposit Agreement.

The issuance of ADRs, the acceptance of deposits of New Ordinary Shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of New Ordinary Shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the CSR Depositary Bank; provided that the ability to withdraw New Ordinary Shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the CSR Depositary Bank or CSR’s transfer books or the deposit of New Ordinary Shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The Deposit Agreement expressly limits the obligations and liability of the CSR Depositary Bank, CSR and their respective agents. Neither CSR nor the CSR Depositary Bank nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, England and Wales or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of the Articles, any act of God, war, terrorism or other circumstance beyond CSR’s, the CSR Depositary Bank’s or their respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement or the ADRs provide shall be done or performed by CSR, the CSR Depositary Bank or their respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the Deposit Agreement or the ADR;

•	it performs its obligations under the Deposit Agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting New Ordinary Shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the CSR Depositary Bank nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. CSR and its agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in CSR’s opinion may involve it in expense or liability, if indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The CSR Depositary Bank and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the Deposit Agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the Deposit Agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The CSR Depositary Bank shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the CSR Depositary Bank shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. The CSR Depositary Bank and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the Deposit Agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the CSR Depositary Bank and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by such third party providers and local agents in providing the relevant information or services.

Additionally, none of CSR, the CSR Depositary Bank or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-US tax paid against such holder’s or beneficial owner’s income tax liability. Neither CSR nor the CSR Depositary Bank shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or CSR ADSs.

Neither the CSR Depositary Bank nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. None of CSR, the CSR Depositary Bank or any of their agents shall be liable to registered holders of ADRs or beneficial owners of interests in CSR ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the Deposit Agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the CSR Depositary Bank and/or the Company directly or indirectly arising out of or relating to the New Ordinary Shares or other deposited securities, the CSR ADSs or the ADRs, the Deposit Agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The CSR Depositary Bank may own and deal in any class of CSR’s securities and in CSR ADSs.

10.	Disclosure of Interest in CSR ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other ordinary shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, CSR ADS holders agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions CSR may provide in respect thereof. CSR reserves the right to instruct CSR ADS holders to deliver their CSR ADSs for cancellation and withdrawal of the deposited securities so as to permit CSR to deal with CSR ADS holders directly as a holder of New Ordinary Shares and, by holding an CSR ADS or an interest therein, CSR ADS holders will be agreeing to comply with such instructions. CSR may request holders of ADRs or beneficial owners of an interest in ADRs to provide information as to the capacity in which such holders own or owned ADRs and regarding the identity of any other person then or previously having a beneficial interest in such ADRs and the nature of such interest and other matters, and each holder of ADRs agrees to provide any information so requested.

Notwithstanding any provision of the Deposit Agreement or of the ADRs and without limiting the foregoing, each holder of ADRs agrees to provide such information as CSR may request in a disclosure notice given pursuant to the Companies Act 2006 or the Articles. By accepting or holding an ADR, each holder acknowledges that it understands that failure to comply with a disclosure notice may result in the imposition of sanctions against a holder of the New Ordinary Shares in respect of which the non-complying person is or was, or appears to be or has been, interested as provided in the Companies Act 2006 and the Articles which currently include the withdrawal of the voting rights of such New Ordinary Shares and the imposition of restrictions on the rights to receive dividends on and to transfer such New Ordinary Shares. In addition, by accepting or holding an ADR each holder agrees to comply with the provisions of the Disclosure and Transparency Rules with regard to notifying CSR of interests in Ordinary Shares and certain financial instruments, which currently provide, inter alia, that a holder must notify CSR of the percentage of its voting rights he holds as shareholder or holds or is deemed to hold through his direct or indirect holding of certain financial instruments (or a combination of such holdings) if the percentage of those voting rights (i) reaches, exceeds or falls below 3 per cent., 4 per cent., 5 per cent., 6 per cent., 7 per cent., 8 per cent., 9 per cent., 10 per cent. and each 1 per cent. threshold thereafter up to 100 per cent. as a result of an acquisition or disposal of Ordinary Shares or certain financial instruments, or (ii) reaches, exceeds or falls below such applicable thresholds as a result of events changing the breakdown of voting rights and on the basis of information disclosed by CSR in accordance with the Disclosure and Transparency Rules. The notification must be effected as soon as possible, but not later than two trading days after the holder (a) learns of the acquisition or disposal or of the possibility of exercising voting rights, or on which, having regard to the circumstances, should have learned of it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect, or (b) is informed of the event mentioned in (ii) above.

11.	Books of CSR Depositary Bank

The CSR Depositary Bank or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the CSR Depositary Bank’s direct registration system. Registered holders of ADRs may inspect such records at the CSR Depositary Bank’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of CSR’s business or a matter relating to the Deposit Agreement. Such register may be closed from time to time, when deemed expedient by the CSR Depositary Bank.

The CSR Depositary Bank will maintain facilities for the delivery and receipt of ADRs.

12.	Pre-release of CSR ADSs

In its capacity as CSR Depositary Bank, the CSR Depositary Bank shall not lend New Ordinary Shares or CSR ADSs; provided, however, that the CSR Depositary Bank may (i) issue CSR ADSs prior to the receipt of New Ordinary Shares and (ii) deliver New Ordinary Shares prior to the receipt of CSR ADSs for withdrawal of deposited securities, including CSR ADSs which were issued under (i) above but for which New Ordinary Shares may not have been received (each such transaction a “pre-release”). The CSR Depositary Bank may receive CSR ADSs in lieu of New Ordinary Shares under (i) above (which CSR ADSs will promptly be cancelled by the CSR Depositary Bank upon receipt by it) and receive New Ordinary Shares in lieu of CSR ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom CSR ADSs or New Ordinary Shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the New Ordinary Shares or CSR ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the CSR Depositary Bank as owner of such New Ordinary Shares or CSR ADSs in its records and to hold such New Ordinary Shares or CSR ADSs in trust for the CSR Depositary Bank until such New Ordinary Shares or CSR ADSs are delivered to the CSR Depositary Bank or the custodian, (c) unconditionally guarantees to deliver to the CSR Depositary Bank or the custodian, as applicable, such New Ordinary Shares or CSR ADSs, and (d) agrees to any additional restrictions or requirements that the CSR Depositary Bank deems appropriate. Each such pre-release will be at all times fully collateralised with cash, US government securities or such other collateral as the CSR Depositary Bank deems appropriate, terminable by the CSR Depositary Bank on not more than five Business Days’ notice and subject to such further indemnities and credit regulations as the CSR Depositary Bank deems appropriate. The CSR Depositary Bank will normally limit the number of CSR ADSs and New Ordinary Shares involved in such pre-release at any one time to thirty per cent. of the CSR ADSs outstanding (without giving effect to CSR ADSs outstanding under (i) above), provided, however, that the CSR Depositary Bank reserves the right to change or disregard such limit from time to time as it deems appropriate. The CSR Depositary Bank may also set limits with respect to the number of CSR ADSs and New Ordinary Shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The CSR Depositary Bank may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

13.	Appointment

In the Deposit Agreement, each registered holder of ADRs and each person holding an interest in CSR ADSs, upon acceptance of any CSR ADSs (or any interest therein) issued in accordance with the terms and conditions of the Deposit Agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the Deposit Agreement and the applicable ADR or ADRs, and

•

appoint the CSR Depositary Bank its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the Deposit Agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the CSR Depositary Bank in its sole discretion may deem necessary or appropriate to carry out the purposes of the Deposit Agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

14.	Governing Law

The Deposit Agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the Deposit Agreement, CSR has submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on its behalf.

PART IX

HISTORICAL FINANCIAL INFORMATION RELATING TO CSR

1.	Basis of Financial Information

The audited consolidated financial statements of CSR included in its annual report and accounts for FY 2008, FY 2009 and FY 2010, together with the audit reports thereon, are incorporated by reference into this document. The audit reports for each of FY 2008, FY 2009 and FY 2010 were unqualified.

The audited consolidated financial statements for FY 2008, FY 2009 and FY 2010 were prepared in accordance with IFRS as issued by the IASB.

The unaudited condensed consolidated financial statements of CSR included in the 2011 Interim Report are incorporated by reference into this document.

CSR’s audited consolidated financial statements are reported on a 52 or 53 week basis.

2.	Cross Reference List

The following is intended to enable investors to identify easily specific items of information which have been incorporated by reference into this document.

2.1	Financial statements for the year ended 2 January 2009 and audit report thereon

The page numbers below refer to the relevant pages of the 2008 Annual Report and Accounts:

•	Independent Auditors’ Report - page 63

•	Consolidated Income Statement - page 64

•	Consolidated Statement of Recognised Income and Expense - page 64

•	Consolidated Balance Sheet - page 65

•	Consolidated Cash Flow Statement - page 66

•	Notes to the Consolidated Financial Statements - page 67-96

•	Accounting policies - page 67-73

2.2	Financial statements for the year ended 1 January 2010 and audit report thereon

The page numbers below refer to the relevant pages of the 2009 Annual Report and Accounts:

•	Independent Auditors’ Report - page 91

•	Consolidated Income Statement - page 93

•	Consolidated Balance Sheet - page 94

•	Consolidated Statement of Changes in Equity - page 95-96

•	Consolidated Cash Flow Statement - page 96

•	Notes to the Consolidated Financial Statements - page 97-146

•	Accounting policies - page 99-108

2.3	Financial statements for the year ended 31 December 2010 and audit report thereon

The page numbers below refer to the relevant pages of the 2010 Annual Report and Accounts:

•	Independent Auditors’ Report - page 68

•	Consolidated Income Statement - page 70

•	Consolidated Balance Sheet - page 72

•	Consolidated Statement of Changes in Equity - page 73 - 75

•	Consolidated Cash Flow Statement - page 76

•	Notes to the Consolidated Financial Statements page 77 - 116

•	Accounting policies - page 77 - 85

2.4	2011 Interim Report

The page numbers below refer to the relevant pages of the 2011 Interim Results:

•	Condensed Consolidated Income Statement - page 12

•	Condensed Consolidated Statement of Comprehensive Income - page 12

•	Condensed Consolidated Balance Sheet - page 13

•	Condensed Consolidated Statement of Changes in Equity - page 14

•	Condensed Consolidated Cash Flow Statement - page 15

•	Notes to Condensed Consolidated Financial Statements - page 16-23

•	Accounting Policies - page 16

PART X

HISTORICAL FINANCIAL INFORMATION RELATING TO ZORAN

Section A.1: Financial information for the six months ended 30 June 2011 and 30 June 2010

The Zoran historical financial information for the six months ended 30 June 2011 contained in Section (A.1) of this Part X has been extracted without material adjustment from Zoran’s second quarter results announcement which was published on 26 July 2011. It therefore does not reflect any transactions and events that may have occurred after that date. Part X is prepared in accordance with US GAAP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

	Six months ended 30 June 2011	Year ended 31 December 2010
ASSETS
Current assets:
Cash and short-term investments	$241,465	$261,266
Accounts receivable, net of allowance of $478 as of 30 June 2011 and 31 December 2010, respectively	22,000	22,815
Inventories	41,554	48,139
Prepaid expenses and other current assets	19,110	22,379

Total current assets	324,129	354,599
Property and equipment, net	15,876	16,959
Other assets	76,701	82,006
Intangible assets, net	53,109	53,825

Total assets	$469,815	$507,389

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32,167	$25,158
Accrued expenses and other current liabilities	41,046	42,236

Total current liabilities	73,213	67,394

Long-term liabilities	39,793	38,517
Commitments and Contingencies (Note 13)
Stockholders’ equity:
Common stock	50	49
Additional paid-in capital	868,776	857,154
Accumulated other comprehensive income	995	1,467
Accumulated deficit	(513,012)	(457,192)

Total stockholders’ equity	356,809	401,478

Total liabilities and stockholders’ equity	$469,815	$507,389

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(unaudited)

	As at 30 June
	2011	2010
Revenues:
Hardware product revenues	$144,164	$161,771
Software and other revenues	23,607	22,050

Total revenues	167,771	183,821

Costs and expenses:
Cost of hardware product revenues	81,211	88,910
Research and development	69,890	55,157
Selling, general and administrative	61,446	47,901
Amortisation of intangible assets	2,858	218
Acquisition related expenses	4,009	—
Restructuring expense	2,835	—
Shareholder consent revocation expense	1,860	—
IP licensing related settlements	—	1,115

Total costs and expenses	224,109	193,301

Operating loss	(56,338)	(9,480)
Interest and other income, net	1,533	4,449

Loss before income taxes	(54,805)	(5,031)
Provision for income taxes	1,015	5,600

Net loss	$55,820	$(10,631)

Basic and diluted net loss per share	$(1.13)	$(0.21)

Shares used to compute basic and diluted net loss per share	49,448	50,769

Section A.2: Financial information for the periods ended 31 December 2008, 31 December 2009 and 31 December 2010

The Zoran historical financial information contained in Section (A.2) of this Part X has been extracted without material adjustment from the Form 10-Ks filed with the SEC. Part X is prepared in accordance with US GAAP as at and for each of the three fiscal years ended 31 December 2008, 31 December 2009 and 31 December 2010. The auditors’ reports included in those 10-Ks were unqualified in respect of each of the periods presented.

A reconciliation of net income and shareholders’ equity contained in Section (A) of this Part X to net income and shareholders’ equity under CSR’s accounting policies under IFRS is set out in Section (B) of this Part X.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	As at 31 December
	2010	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$81,107	$89,318	$110,643
Short-term investments	180,159	309,368	247,884
Accounts receivable, net of allowance for doubtful accounts of $478 and $478, respectively	22,815	21,997	22,845
Inventory	48,139	27,162	37,365
Prepaid expenses and other current assets	22,379	20,519	25,549

Total current assets	354,599	468,364	444,286
Property and equipment, net	16,959	12,456	15,811
Deferred income taxes	47,471	38,173	37,045
Other assets	34,535	28,631	32,614
Long term investments	—	—	37,425
Goodwill	20,144	4,197	4,197
Intangible assets, net	33,681	635	1,069

Total assets	$507,389	$552,456	$572,447

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$25,158	$29,090	$29,918
Accrued expenses and other current liabilities	42,236	30,701	36,134

Total current liabilities	67,394	59,791	66,052

Other long-term liabilities	38,517	32,397	26,985
Commitments and contingencies (Note 7)
Stockholders’ equity:
Common stock, $0.001 par value; 105,000,000 shares authorised at 31 December, 2010, 31 December, 2009 and 31 December, 2008; 48,966,696 shares issued and outstanding as of 31 December, 2010; 51,150,969 shares issued and outstanding as of 31 December, 2009 and 51,171,241 shares issued and outstanding as of 31 December 2008	49	51	51
Additional paid-in capital	857,154	867,139	858,429
Accumulated other comprehensive income	1,467	2,634	(2,472)
Accumulated deficit	(457,192)	(409,556)	(376,598)

Total stockholders’ equity	401,478	460,268	479,410

Total liabilities and stockholders’ equity	$507,389	$552,456	$572,447

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended 31 December
	2010	2009	2008
Revenues:
Hardware product revenues	$312,138	$334,895	$379,823
Software and other revenues	45,204	45,186	58,716

Total revenues	357,342	380,081	438,539

Costs and expenses:
Costs of hardware product revenues	171,307	196,497	229,008
Research and development	115,697	112,189	117,948
Selling, general and administrative	110,257	107,742	94,562
Amortisation of intangible assets	725	434	23,096
Impairment of goodwill and intangible assets	—	—	167,579
In-process research and development	—	—	22,383

Total costs and expenses	397,986	416,862	654,576

Operating loss	(40,644)	(36,781)	(216,037)
Interest income	6,731	9,429	13,760
Other income (expense) net	577	(6)	(1,171)

Loss before income taxes	(33,336)	(27,358)	(203,448)
Provision for income taxes	14,300	5,600	12,279

Net loss	$(47,636)	$(32,958)	$(215,727)

Basic and diluted net loss per share	$(0.95)	$(0.64)	$(4.20)

Shares used to compute basic and diluted net loss per share	50,152	51,464	51,350

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) (In thousands)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity	Total Comprehensive Income (Loss)
Balance at 1 January 2008	51,408	51	847,597	995	(160,871)	687,772
Issuance of common stock under employee stock plans	927	1	7,342	—	—	7,343
Proceeds from derivative lawsuit settlement	—	—	395	—	—	395
Repurchase of common stock	(1,164)	(1)	(10,011)	—	—	(10,012)
Stock-based compensation	—	—	13,106	—	—	13,106
Net loss	—	—	—	—	(215,727)	(215,727)	(215,727)
Change in unrealised gain (loss) on securities available for sale, net	—	—	—	(3,467)	—	(3,467)	(3,467)

Balance at 31 December 2008	51,171	51	858,429	(2,472)	(376,598)	479,410	(219,194)
Issuance of common stock under employee stock plans	980	1	6,817	—	—	6,818
Repurchase of common stock	(1,000)	(1)	(9,738)	—	—	(9,739)
Stock-based compensation	—	—	11,631	—	—	11,631
Net loss	—	—	—	—	(32,958)	(32,958)	(32,958)
Change in unrealised gain (loss) on securities available for sale, net	—	—	—	5,106	—	5,106	5,106

Balance at 31 December 2009	51,151	$51	$867,139	$2,634	$(409,556)	$460,268	$(27,852)
Issuance of common stock under employee stock plans	1,192	2	6,558	—	—	6,560
Repurchase of common stock	(3,376)	(4)	(28,900)	—	—	(28,904)
Restricted stock units assumed through Microtune Acquisition	—	—	1,995	—	—	1,995
Stock-based compensation	—	—	10,362	—	—	10,362
Net loss	—	—	—	—	(47,636)	(47,636)	(47,636)
Change in unrealised gain (loss) on securities available for sale, net	—	—	—	(1,167)	—	(1,167)	(1,167)

Balance at 31 December 2010	48,967	$49	$857,154	$1,467	$(457,192)	$401,478	$(48,803)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended 31 December
	2010	2009	2008
Cash flows from operating activities:
Net loss	$(47,636)	$(32,958)	$(215,727)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Depreciation	6,106	6,933	7,977
Amortisation of intangible assets	725	434	23,096
Stock based compensation expense	10,362	11,631	13,106
Impairment of goodwill and intangible assets	—	—	167,579
In-process research and development	—	—	22,383
Deferred income taxes	13,614	(2,247)	7,489
Realised gain on short-term investments, net	(1,331)	(39)	(115)
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	8,196	848	35,375
Inventory	(9,387)	10,203	11,627
Prepaid expenses and other current assets and other assets	(3,266)	7,567	6,946
Accounts payable	(15,388)	(828)	(48,875)
Accrued expenses and other current liabilities and other long-term liabilities	6,025	(20)	(4,691)

Net cash provided by (used in) operating activities	(31,980)	1,524	26,170

Cash flows from investing activities:
Purchases of property and equipment	(6,595)	(3,758)	(5,651)
Purchases of investments	(172,245)	(198,706)	(219,482)
Sales and maturities of investments	350,748	182,536	237,270
Acquisition of Microtune net of cash acquired of $31,404	(125,795)	—	—
Acquisition of Let It Wave, net of cash acquired of $1,261	—	—	(22,767)

Net cash provided by (used in) investing activities	46,113	(19,928)	(10,630)

Cash flows from financing activities:
Proceeds from issuance of common stock	6,560	6,818	7,738
Repurchase of common stock	(28,904)	(9,739)	(10,012)

Net cash used in financing activities	(22,344)	(2,921)	(2,274)

Net increase (decrease) in cash and cash equivalents	(8,211)	(21,325)	13,266
Cash and cash equivalents at beginning of period	89,318	110,643	97,377

Cash and cash equivalents at end of period	$81,107	$89,318	$110,643

Supplemental disclosures of cash flow information:
Other non-cash activities:
Assets acquired on credit	$—	$—	$10,714

Cash payments for income taxes, net of refund	$301	$1,267	$1,675

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Zoran Corporation (“Zoran” or the “Company”) was incorporated in California in December 1981 and reincorporated in Delaware in November 1986. Zoran develops and markets integrated circuits, integrated circuit cores and embedded software used by original equipment manufacturers (“OEMs”), in digital audio and video products for commercial and consumer markets, digital television applications and digital imaging products. Current applications incorporating Zoran’s products and IP include digital versatile disc, or multimedia players and recorders, digital cameras, broadband receivers, professional and consumer video editing systems, digital speakers and audio systems, applications that enable the delivery and display of digital video content through a set-top box or television as well as digital imaging products consisting of semiconductor hardware and software that enable users to print, scan, process and transmit documents to computer peripherals that perform printing functions. The Company operates in two reportable segments, Consumer group and Imaging group.

Principles of consolidation and basis of presentation

The Company reports its financial results on a calendar fiscal year. The consolidated financial statements include the accounts of Zoran and all of its subsidiaries including Microtune, Inc. (“Microtune”) which was acquired on 30 November 2010. Intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting principles in the Unites States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Risks and uncertainties

The Company participates in a dynamic high-technology industry. Changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: reliance on limited number of suppliers; general economic conditions; advances and trends in new technologies; competitive pressures; changes in the overall demand for its future products; acceptance of the Company’s products; litigation or claims against the Company based on intellectual property, patent, regulatory, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Translation of foreign currencies

The majority of the Company’s purchasing and sales transactions are denominated in US dollars, which is the functional currency of the Company and its subsidiaries. The Company has not experienced material gain or losses as a result of currency exchange rate fluctuations and has not engaged in hedging transactions to reduce its exposure to such fluctuations. The Company may take action in the future to reduce its foreign exchange risk. Monetary assets and liabilities of the Company’s foreign subsidiaries are translated into US dollars from the local currency at rates in effect at period-end and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are remeasured at average rates during the period. Gains and losses arising from the translation of local currency financial statements are included in other expense, net. The Company recorded foreign currency translation gain (loss) of ($811,000), $28,000 and ($830,000) for each of the years ended 31 December 2010, 2009 and 2008, respectively.

Revenue recognition

The Company’s policy is to recognise revenue from product sales upon shipment, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable, collectibility is reasonably assured and legal title and risk of ownership has transferred. A provision for estimated future returns and potential warranty liability is recorded at the time revenue is recognised. Product returns and warranty expenses in 2010, 2009 and 2008, were immaterial. Development revenue under development contracts is recognised as the services are performed based on the specific deliverables outlined in each contract. Amounts received in advance of performance under contracts are recorded as deferred revenue and are recognised when the Company’s obligations have been met. Costs associated with development revenues are included primarily in research and development expenses. Revenue resulting from the licensing of the Company’s technology is recognised when significant contractual obligations have been fulfilled and the customer has indicated acceptance. The Company’s software license agreements typically include obligations to provide maintenance and other support over a fixed term and allow for renewal of maintenance services on an annual basis. Periodic service and maintenance fees which provide customers access to technical support and minor enhancements to licensed releases are recognised ratably over the service or maintenance period. Royalty revenue is recognised in the period licensed sales are reported to the Company which typically ranges between one month to one quarter in arrears. Revenue from software licenses is recognised when all revenue recognition criteria are met and, if applicable, when vendor specific objective evidence (“VSOE”) exists to allocate the total license fee to each element of multiple-element software arrangements, including post-contract customer support. Post-contract support is recognised ratably over the term of the related contract. When a contract contains multiple elements wherein the only undelivered element is post-contract customer support and VSOE of the fair value of post-contract customer support does not exist, revenue from the entire arrangement is recognised ratably over the support period. Software royalty revenue is recognised based upon reports received from licensees during the period, unless collectibility is not reasonably assured, in which case revenue is recognised when payment is received from the licensee. Revenue from cancellation fees is recognised when cash is received from the customer.

Business Combinations

In December 2007, the FASB revised their guidance on business combinations. The new guidance requires an acquiring entity to measure and recognise identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited expectations. The changes include the expensing of acquisition related transaction costs, the recognition of capitalised in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to the acquisition date and the recognition of changes in the acquirer’s income tax valuation allowance. Under the previous guidance, in-process research and development was expensed and acquisition costs were capitalised as part of the purchase price consideration. The new guidance was effective for us beginning 1 January, 2009.

Research and development costs

Research and development expenses are charged to operations as incurred and include salaries and related costs of employees engaged in ongoing research, design and development activities and costs of engineering materials and supplies.

Cash equivalents and investments

All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash equivalents.

The Company holds marketable securities which are classified as available-for-sale and held-to-maturity. The available-for-sale securities are reported at fair value with unrealised gains and losses, net of related tax, if any, included as accumulated other comprehensive income (loss), a component of stockholders’ equity. Gains and losses realised upon sales of all such securities are reported in other expense, net. At 31 December 2010, 2009 and 2008, the Company’s available-for-sale marketable securities included corporate debt, US government securities, auction rate securities, foreign bonds, municipal bonds, marketable equity securities and certificate of deposits. See Note 4.

The Company’s held-to-maturity securities are comprised of certificate of deposits insured by FDIC. The carrying values of the held-to-maturity securities approximate fair value. At 31 December 2010 and 2009, the Company recorded $247,000 and $0 certificate of deposits as long term investment, respectively. The certificate of deposits recorded under long term investment will mature in 2012.

Other-than-temporary impairment

All of the Company’s available-for-sale investments are subject to a periodic impairment review. The Company recognises an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognise an impairment charge, including the length of time and extent to which the fair value has been less than the Company’s cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s amortised cost basis. The Company recorded $302,000 other-than-temporary impairment (OTTI) charges on its available-for-sale securities in 2009. No OTTI was recorded in 2010 or 2008.

Concentration of credit risk of financial instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments in marketable debt securities and trade accounts receivable. The Company places its cash in banks and cash equivalents consist primarily of commercial paper. The Company, by policy, limits the amount of its credit exposure through diversification and restricting its investment purchases to highly rated securities only. Individual securities are limited to comprising no more than 10 per cent. of the portfolio value at the time of purchase. Highly rated securities are defined as having a minimum Moody or Standard & Poor’s rating of A2 or A respectively. The average maturity of the portfolio shall not exceed 24 months. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

The Company markets integrated circuits and technology to manufacturers and distributors of electronic equipment primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. Management believes that any risk of loss is significantly reduced due to the diversity of its customers and geographic sales areas.

The following table summarises the accounts receivable from significant customers representing 10 per cent. or more of the net accounts receivable balance:

	31 December
	2010	2009	2008
Percentage of Accounts receivable, net:
Customer A	15%	15%	—
Customer B	11%	13%	—
Customer C	11%	23%	21%
Customer D	10%	13%	12%
Customer E	*	10%	18%
Customer F	—	—	15%

*	Accounts receivable for this customer was less than 10 per cent.

Inventory

Inventory are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Market is based on estimated net realizable value. The Company writes down inventory to net realizable value based on forecasted demand and market conditions. Inventory write-downs are not reversed and permanently reduce the cost basis of the affected inventory until such inventory is sold or scrapped. The Company assesses the valuation of its inventory in each reporting period. Although the Company attempts to forecast future inventory demand, given the competitive pressures and cyclical nature of the semiconductor industry, there may be significant unanticipated changes in demand or technological developments that could have a significant impact on the value of the Company’s inventories and reported operating results.

Inventory write downs inherently involve judgments as to assumptions about expected future demand and the impact of market conditions on those assumptions. Although the Company believes that the assumptions it used in estimating inventory write downs are reasonable, significant changes in any one of the assumptions in the future could produce a significantly different result. There can be no assurances that future events and changing market conditions will not result in significant inventory write downs.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are generally three to five years for computer equipment, five years for furniture, machinery and equipment and three years for software. Leasehold improvements are amortised on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

Goodwill

Goodwill is not amortised. The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. See Note 6.

Intangible Assets

Intangible assets consist primarily of customer relationships, developed technologies, in process research and development and trade names were recorded in connection with the acquisitions of Oak Technology, Inc., Emblaze Semiconductor, Ltd., Oren Semiconductor, Inc., Let It Wave and Microtune. The net intangible assets as of 31 December 2010, 2009 and 2008 relate to Microtune and Let It Wave and are being amortised over the estimated useful lives of one to nine years.

The fair value of in-process research and development is recorded as in indefinite-lived intangible asset until the underlying project is completed, at which time the intangible asset is amortised over its estimated useful life, or abandoned, at which time the intangible asset is expensed (prior to fiscal 2010, in-process research and development was expensed at the acquisition date).

Long-lived assets

The Company evaluates the recoverability of its long-lived assets, other than goodwill, whenever events or changes in circumstance indicate the carrying amounts of the assets may not be recoverable. The Company evaluates these assets by comparing expected undiscounted cash flows to the carrying value of the related assets. If the expected undiscounted cash flows are less than the carrying value of the assets, the Company recognises an impairment charge based on the fair value of the assets. See Note 6.

Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values because of the short-term maturity of these items. See Note 5.

Income taxes

The Company follows the liability method of accounting for income taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequence of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Realisation of deferred tax assets is based on the Company’s ability to generate sufficient future taxable income. As of 31 December 2010, historical operating income and projected future profits represented sufficient positive evidence that the realization of $54.9 million of the Company’s deferred tax assets are more likely than not. In certain material jurisdictions, where future income is less certain, the company has recorded a valuation allowance against its deferred tax assets until such time as it is more likely than not that those assets will be realised.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company records liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes may be due. Actual tax liabilities may be different than the recorded estimates and could result in an additional charge or benefit to the tax provision in the period when the ultimate tax assessment is determined.

The Company’s effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses, the tax regulations and tax holiday benefits in certain jurisdictions, and the effectiveness of its tax planning strategies. The Company’s Israel based subsidiary is an “Approved Enterprise” under Israeli law, which provides a ten-year tax holiday for income attributable to a portion of the Company’s operations in Israel. The Company’s US federal net operating losses expire at various times between 2017 and 2029, and the benefits from the Company’s subsidiary’s Approved Enterprise status expire at various times beginning in 2012.

Earnings per share

The Company reports Earnings Per Share (“EPS”), both basic and diluted, on the consolidated statement of operations. Basic EPS is based upon the weighted average number of common shares outstanding. Diluted EPS is computed using the weighted average common shares outstanding plus any potential common stock, except when their effect is anti-dilutive. Potential common stock includes common stock issuable upon the exercise of stock options, employee stock purchase plan and restricted stock units.

Stock- based compensation

Effective 1 January 2006, the Company adopted Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 718 Compensation-Stock Compensation, using the modified prospective application transition method, which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, over the requisite service period.

During the years ended 31 December 2010, 2009 and 2008, the Company recorded stock-based compensation expense for awards granted prior to but not yet vested as of 1 January 2006 as if the fair value method required for pro forma disclosure under share-based payments guidance were in effect for expense recognition purposes adjusted for estimated forfeitures. For these awards, the Company has continued to recognise compensation expense using the accelerated amortisation method. For stock-based awards granted after 1 January 2006, the Company recognised compensation expense based on the grant date fair value required share-based payments guidance. For these awards, the Company recognised compensation expense using a straight-line amortisation method. As the share-based payments guidance requires that stock-based compensation expense be based on awards that are ultimately expected to vest, estimated stock-based compensation for the years ended 31 December 2010, 2009 and 2008 has been reduced for estimated forfeitures.

The following table summarises stock-based compensation expense related to employee stock options, employee stock purchases and restricted stock unit grants for the years ended 31 December 2010, 2009 and 2008 as recorded in accordance with share-based payments guidance (in thousands):

	Year Ended 31 December
	2010	2009	2008
Cost of hardware product revenues	$360	$393	$401
Research and development	3,700	4,496	4,857
Selling, general and administrative	6,302	6,742	7,848

Total costs and expenses	$10,362	$11,631	$13,106

The income tax benefit for share-based compensation expense was $1.4 million, $1.3 million and $1.6 million for the year ended 31 December 2010, 2009 and 2008. The amount of stock-based compensation capitalised as inventory at 31 December 2010, 2009 and 2008 was immaterial.

Segment reporting

ASC 280 Disclosure about Segments of an Enterprise and Related Information established standards for the reporting by public business enterprises of information about reportable segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the manner in which management organises the reportable segments within the Company for making operational decisions and assessments of financial performance. The Company’s chief operating decision-maker is considered to be its Chief Executive Officer.

The Company’s products consist of application-specific integrated circuits and system-on-a-chip solutions. The Company also licenses certain software and other intellectual property. The Company has two reportable segments - Consumer group and Imaging group.

The Consumer group provides products for use in multimedia players, standard and high definition digital television products, broadband receiver products, digital camera products and multimedia mobile phone products. The Imaging group provides products used in digital copiers, laser and inkjet printers as well as multifunction peripherals.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

The components of accumulated other comprehensive income (loss) as of 31 December 2010, 2009 and 2008 consisted of the unrealised gain (loss) on marketable securities, net of related taxes.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognised.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13 - Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”). ASU 2009-13 addresses how to measure and allocate arrangement consideration to one or more units of accounting within a multiple-deliverable arrangement. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that objective evidence of fair value exist for the undelivered elements. ASU 2009-13 is effective for the Company prospectively for revenue arrangements entered into or materially modified beginning 1 January 2011. Early adoption is permitted. The Company adopted this standard in January 2011 which did not have a material impact on its financial statements.

In October 2009, the FASB issued ASU No. 2009-14 - Software (Topic 985): Certain Revenue Arrangements That Include Software Elements - a consensus of the FASB Emerging Issues Task Force (“ASU 2009-14”). ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude arrangements that contain tangible products for which the software element is “essential” to the functionality of the tangible products. ASU 2009-14 is effective for the Company prospectively for revenue arrangements entered into or materially modified beginning 1 January 2011. Early adoption is permitted. The Company adopted this standard in January 2011 which did not have a material impact on its financial statements.

In April 2010, the FASB issued Accounting ASU No. 2010-13, “Compensation-Stock Compensation (Topic 718) - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades – a consensus of the FASB Emerging Issues Task Force” (ASU 2010-13). ASU 2010-13 provides amendments to Topic 718 to further clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should classify such an award as equity. The amendments in this update do not expand the recurring disclosures required by Topic 718. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after 15 December 2010. The Company adopted this standard in January 2011 which did not have a material impact on its financial statements.

In December 2010, the FASB issued ASU No. 2010-29 - Business Combination (Topic 805 Disclosure of Supplementary Pro Forma Information for Business Combinations - a consensus of the FASB Emerging Issues Task Force (“ASU 2010-29”). ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective for the Company prospectively for business combinations for which the acquisition date is on or after 1 January 2011. Early adoption is permitted. The Company adopted this standard in January 2011 which did not have a material impact on its financial statements.

In March 2010, the FASB issued ASU No. 2010-11, “Derivative and Hedging (Topic 815) - Scope Exception Related to Embedded Credit Derivatives” (ASU 2010-11). ASU 2010-11 provides amendments to Subtopic 815-15 to clarify the scope exception for embedded credit derivative features related to the transfer of credit risk in the form of subordination of one financial instrument to another. An entity must ensure that an impairment analysis of the investment has been performed before the initial adoption of the amendment in this update. This update is effective for fiscal quarter beginning after 15 September 2010. The adoption of this standard update did not have any impact on the Company’s consolidated financial statements.

NOTE 2 - ACQUISITION

Microtune, Inc.

On 30 November 2010 (the “closing date”), the Company completed the acquisition of Microtune, a receiver solutions company that designs and markets advanced radio frequency (“RF”) and demodulator electronics for worldwide customers based in Plano, Texas. The Company acquired Microtune, among other things, to enhance its position in the core markets it serves and expand its worldwide presence, improving its ability to serve its customers as a single point-of-service provider. Under the terms of the acquisition agreement dated 7 September 2010, the Company acquired all outstanding shares of Microtune’s common stock at $2.92 per share for a total payment of $159.2 million in cash. In addition, the Company converted each Microtune’s outstanding restricted stock units to 0.42 shares of Zoran’s restricted stock units. Upon completion of the acquisition, Microtune was integrated into the Company’s consumer segment.

The transaction is accounted for consistent with the provisions of ASC 805 “Business Combinations” and the assets and liabilities acquired are recorded at their estimated fair values. The estimated fair values are preliminary and represent management’s best estimate of fair value as of the closing date. The consideration paid by the Company of $161.2 million exceeds the estimated fair value of the acquired net assets of $145.3 million and purchased intangible assets of $33.8 million resulting in goodwill of $15.9 million.

Following the completion of the acquisition, results of operations of Microtune have been included in our consolidated financial statements. Accordingly, our results of operations for the year ended 31 December 2010 reflect Microtune’s operations since 1 December 2010 while our results of operations for the year ended 31 December 2009 and 2008 reflected only Zoran’s historical operation.

The total purchase price for Microtune was approximately $161.2 million and was comprised of the following items (in thousands):

Acquisition of approximately 54.5 million shares of Microtune at $2.92 per share in cash	$159,194
Fair value of restricted stock units assumed	1,996

Total purchase price	$161,190

The following are the estimated fair value of assets acquired and liabilities assumed as of the closing date (in thousands):

$
Cash and cash equivalents	31,404
Short term investments	49,758
Accounts receivable	9,014
Inventory	11,590
Goodwill	15,947
Intangible assets	23,070
In-process research and development	10,700
Deferred tax assets, net	21,415
Other assets	11,379
Accounts payable and other liabilities	(23,086)

Total purchase price	$161,190

The following table sets forth the components of intangible assets acquired in connection with the Microtune acquisition:

	Fair Value (In thousands)	Useful Life
Customer relations	$15,000	7 years
Developed technologies	8,000	5 years to 9 years
Tradename	70	0.5 years

Total intangible assets subject to amortisation	23,070
In-process research and development	10,700	N/A

Total intangible assets	33,770

Customer relationships represent the fair values of the underlying relationships with Microtune’s customers. In-process R&D represents the fair values of incomplete Microtune R&D projects that had not reached technological feasibility as of the date of acquisition. Developed technology represents the fair values of Microtune products that have reached technological feasibility and are a part of Microtune’s product lines. Tradename represents the fair values of brand and name recognition associated with the marketing of Microtune’s products and services.

The following unaudited pro forma condensed financial information presents the combined results of operations of the Company and Microtune as if the acquisition had occurred as of 1 January 2009:

	Year Ended 31 December
	2010	2009
Total revenue	$441,189	$454,651
Net loss	$45,573	$42,460
Basic and diluted loss per share	$0.91	$0.82

The pro forma financial information for all periods presented includes (1) amortisation charges from acquired intangible assets of $4.2 million in 2010 and $4.9 million in 2009, (2) the estimated stock-based compensation expense related to the restricted stock-based awards assumed of $1.5 million for 2010 and 2009; (3) the elimination of historical stock-based compensation charges recorded by Microtune of $4.4 million in 2010 and $4.8 million in 2009, as a result of the cancellation of all outstanding options on the acquisition date; (4) the elimination of acquisition related costs of $9.0 million for 2010 and (5) the related tax benefit of $4.7 million in 2010 and $4.9 million in 2009 for such items. The unaudited pro forma condensed financial information is not intended to represent, or be indicative of the condensed results of operations of the Company that would have been reported had the acquisition been completed as of the beginning of the periods presented, and should not be taken as representative of the future consolidated results of operations of the Company.

The Company incurred acquisition related costs, including advisory, legal, valuation and other professional fees, of $4.1 million which were expensed in 2010.

Fiscal 2008 Acquisitions

Let It Wave

On 12 June 2008, the Company completed the acquisition of Let It Wave, a fabless development-stage semiconductor company based in Paris, France. Under the terms of the acquisition agreement, the Company acquired Let It Wave in an all-cash transaction valued at $24.0 million, including approximately $650,000 of transaction costs. The Company also agreed to make contingent payments up to $4.5 million in additional consideration, subject to the completion of certain milestones as well as continuous employment. The milestones were not achieved and thus there were no payments in relation to the milestones. All contingent payments have been completed as of 31 December 2010.

The primary purpose of the acquisition was to obtain Let It Wave’s in-process development of a video frame rate conversion and image enhancement technology for flat panel televisions and other consumer electronics. By acquiring Let It Wave, the Company intends to deliver high performance image processing that enables artefact-free true-Motion Compensated Frame Rate Conversion (“MCFRC”) for flat panel televisions and other video consumer electronics products. Let It Wave currently has no other products, revenues or a customer base. The development of the in process technology was completed in the second quarter of 2009 as anticipated and the technology is being marketed for 120Hz LCD televisions within the Consumer group. The Company accounted for this transaction as an asset acquisition. The results of operations of Let It Wave have been included in the consolidated financial statements from the date of acquisition.

Allocation of the purchase price was as follows (in thousands):

In-process research and development	$22,383
Assembled workforce	$1,305
Net assets acquired	£340

$24,028

Net assets acquired were recorded at net book value, which approximates their fair values. The purchase price in excess of the fair values of net assets acquired was allocated to in-process research and development and assembled workforce based on the relative fair values.

The in-process research and development had not yet reached technological feasibility and had no alternative future use. Accordingly, the amount allocated to in-process research and development was immediately expensed upon the acquisition date. The value of in-process research and development was determined using the multi-period excess earnings method by estimating the expected net cash flows from the projects once commercially viable, discounting the net cash flows back to their present value using a discount rate of 15 per cent.. This rate was based on the industry segment for the technology, nature of the products to be developed, relative risk of successful development, time-value of money, length of time to complete the project and overall maturity and history of the development team. As of 31 December 2010, there have been no material variations from the underlying assumptions that were used in the original computation of the value of the acquired entity.

NOTE 3 - BALANCE SHEET COMPONENTS (in thousands)

	31 December
	2010	2009	2008
Accounts receivable:
Trade	$23,293	$22,475	$31,148
Less: allowance for doubtful accounts (1)	(478)	(478)	(8,303)

	$22,815	$21,997	$22,845

(1)	In 2009, Zoran wrote off $7.8 million of a fully reserved accounts receivable balance.

	31 December
	2010	2009	2008
Inventory:
Purchased parts	$17,184	$8,795	$20,904
Work in process	11,924	5,065	3,223
Finished goods	19,031	13,302	13,238

	$48,139	$27,162	$37,365

	31 December
	2010	2009	2008
Property and equipment:
Software	$18,755	$18,030	$16,058
Machinery and equipment	17,303	12,340	11,015
Computer equipment	16,958	15,913	13,471
Building and leasehold improvements	8,145	8,036	7,278
Office furniture and fixture	4,895	4,527	4,420

	66,056	58,846	52,242
Less: accumulated depreciation and amortisation	(49,097)	(46,390)	(36,431)

	$16,959	$12,456	$15,811

	31 December
	2010	2009	2008
Accrued expenses and other liabilities:
Accrued payroll and related expenses	$22,304	$15,594	$20,642
Income taxes payable	4,197	3,709	3,563
Deferred revenue	3,617	4,034	4,497
Accrued royalties	1,921	1,637	1,760
Other accrued liabilities	10,197	5,727	5,672

	$42,236	$30,701	$36,134

	31 December
	2010	2009	2008
Other long term liabilities:
Severance obligations (See Note 9)	$17,106	$14,409	$13,987
Income tax payable	13,364	11,823	9,197
Other employment related obligations	3,306	2,887	775
Deferred rent	2,054	1,693	1,475
Other long term liabilities	2,687	1,585	1,551

	$38,517	$32,397	$26,985

NOTE 4 - MARKETABLE SECURITIES

The Company’s portfolio of available for sale securities as of 31 December 2010 was as follows (in thousands):

	Cost	Unrealised Gains	Unrealised Losses	Estimated Fair Value
Corporate notes and bonds	$122,198	$2,301	$(24)	$124,475
US government and agency securities	4,469	31	(1)	4,499
Foreign and municipal bonds	8,238	62	(23)	8,277
Certificate of deposits	41,913	7	—	41,920

Total fixed income securities	176,818	2,401	(48)	179,171
Publicly traded equity securities	1,091	16	(119)	988

Total available for sale securities	$177,909	$2,417	$(167)	$180,159

The Company’s portfolio of available for sale securities as of 31 December 2009 was as follows (in thousands):

	Cost	Unrealised Gains	Unrealised Losses	Estimated Fair Value
Corporate notes and bonds	$229,466	$4,480	$(391)	$233,555
US government and agency securities	31,472	50	(8)	31,514
Foreign and municipal bonds	6,554	70	(2)	6,622
Certificate of deposits	1,750	—	(8)	1,742

Total fixed income securities	269,242	4,600	(409)	273,433
Publicly traded equity securities	1,092	—	(82)	1,010

Total available for sale securities	270,334	4,600	(491)	274,443
Auction rate securities (classified as trading securities)	34,925	—	—	34,925

Total available for sale and trading securities	$305,259	$4,600	$(491)	$309,368

The Company’s portfolio of available for sale securities as of 31 December 2008 was as follows (in thousands):

	Cost	Unrealised Gains	Unrealised Losses	Estimated Fair Value
		$	$
Corporate notes and bonds	$175,194	767	(3,705)	$172,256
Auction rate securities	20,350	—	—	20,350
US government and agency securities	45,413	187	—	45,600
Foreign and municipal bonds	7,341	29	(154)	7,216
Certificate of deposits	1,999	18	—	2,017

Total fixed income securities	250,297	1,001	(3,859)	247,439

Publicly traded equity securities	1,393	—	(948)	445
Total available for sale securities	$251,690	$1,001	$(4,807)	247,884

The following table summarises the maturities of the Company’s fixed income securities as of 31 December 2010 (in thousands):

	Cost	Estimated Fair Value
Less than 1 year	$90,790	$91,507
Due in 1 to 2 years	57,049	58,284
Due in 2 to 5 years	28,979	29,380

Total fixed income securities	$176,818	$179,171

The following table summarises the maturities of the Company’s fixed income securities as of 31 December 2009 (in thousands):

	Cost	Estimated Fair Value
Less than 1 year	$78,871	$79,924
Due in 1 to 2 years	103,967	105,732
Due in 2 to 5 years	86,404	87,777
Greater than 5 years *	34,925	33,175

Total fixed income securities including auction rate securities	$304,167	$306,608

*	Comprised of auction rate securities (“ARS”) with UBS, which have reset dates of 90 days or less but final expiration dates over 5 years.

In October 2008, the Company accepted an offer (the “UBS Offer”) from UBS AG (“UBS”), one of its investment managers. Under the UBS Offer, UBS issued to the Company Series C-2 Auction Rate Securities Rights (“ARS Rights”) that entitle the Company to sell its eligible ARS to UBS affiliates during the period from 30 June 2010 to 2 July 2012 for a price equal to par value. In exchange for the issuance of the ARS Rights, the UBS affiliates have the discretionary right to sell the Company’s eligible ARS on the Company’s behalf, without prior notification, at any time during a two-year period beginning 30 June 2010.

In connection with its acceptance of the UBS Offer during the fourth quarter of 2008, the Company transferred its ARS from investments available-for-sale to trading securities. The transfer to trading securities reflects management’s intent to exercise its ARS Rights on 30 June 2010 and as a result has classified these ARS as short-term investments. Prior to its agreement with UBS, the Company classified the related ARS as investments available-for-sale.

The ARS with Wachovia Securities of $20.4 million as of 31 December 2008, classified as available for sale, were fully settled in June 2009.

The following table summarised the maturities of the Company’s fixed income securities as of 31 December, 2008, (in thousands):

	Cost	Estimated Fair Value
Less than 1 year	$98,787	$98,057
Due in 1 to 2 years	86,954	85,871
Due in 2 to 5 years	44,206	43,161
Greater than 5 years*	57,775	55,775

Total fixed income securities including auction rate securities	$287,722	$282,864

*	Comprised of auction rate securities, including $37.4 million with UBS classified as trading securities included in long-term investments, which have reset dates of 90 days or less but final expiration dates over 5 years.

On 1 July 2010, the Company exercised its right and redeemed its entire ARS at par value.

The following table shows the fair value of investments in available for sale securities that have been in an unrealised loss position for less than 12 months or for 12 months or longer as of 31 December 2010 (in thousands):

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealised losses	Fair Value	Unrealised losses	Fair Value	Unrealised losses
Corporate notes and bonds	$8,957	$(24)	$—	$—	$8,957	$(24)
US government and agency securities	999	(1)	—	—	999	(1)
Foreign and municipal bonds	4,009	(23)	—	—	4,009	(23)

Total fixed income securities	13,965	(48)	—	—	13,695	(48)
Publicly traded equity securities	—	—	48	(119)	48	(119)

Total available for sale securities	$13,965	$(48)	$48	$(119)	$14,013	$(167)

The table below shows the fair value of investments in available for sale securities that have been in an unrealised loss position for less than 12 months or for 12 months or longer as of 31 December 2009 (in thousands):

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealised losses	Fair Value	Unrealised losses	Fair Value	Unrealised losses
Corporate notes and bonds	$1,521	$(2)	$26,670	$(389)	$28,191	$(391)
US government and agency securities	—	—	4,485	(8)	4,485	(8)
Foreign and municipal bonds	—	—	4,074	(2)	4,074	(2)
Certificate of deposit	—	—	1,742	(8)	1,742	(8)

Total fixed income securities	1,521	(2)	36,971	(407)	38,492	(409)
Publicly traded equity securities	—	—	1,010	(82)	1,010	(82)

Total available for sale securities	$1,521	$(2)	$37,981	$(489)	$39,502	$(491)

The table below shows the fair value of investments in available for sale securities that have been in an unrealised loss position for less than 12 months or for 12 months or longer as of 31 December 2008 (in thousands)

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealised losses	Fair Value	Unrealised losses	Fair Value	Unrealised losses
Corporate notes and bonds	$107,016	$(3,705)	$—	$—	$107,016	$(3,705)
US government and agency securities	—	—	—	—	—	—
Foreign and municipal bonds	3,707	(154)	—	—	3,707	(154)
Certificate of deposit	—	—			—	—
Total fixed income securities	110,723	(3,859)	—	—	110,723	(3,859)
Publicly traded equity securities	445	(948)	—	—	445	(948)

Total available for sale securities	$111,168	$(4,807)	$—	$—	$111,168	$(4,807)

Interest income on cash and marketable securities was $6.7 million, $9.4 million and $13.8 million for the years ended 31 December 2010, 2009 and 2008, respectively.

The Company’s investment policy focuses on three objectives: to preserve capital, to meet liquidity requirements and to maximise total return. The Company’s investment policy establishes minimum ratings for each classification of investment and investment concentration is limited in order to minimise risk, and the policy also limits the final maturity on any investment and the overall duration of the portfolio. Given the overall market conditions, the Company regularly reviews its investment portfolio to ensure adherence to its investment policy and to monitor individual investments for risk analysis and proper valuation.

The Company holds its marketable securities as trading and available-for-sale and marks them to market. The Company expects to realise the full value of all its marketable securities upon maturity or sale, as the Company has the intent and believes it has the ability to hold the securities until the full value is realised. However, the Company cannot provide any assurance that its invested cash, cash equivalents and marketable securities will not be impacted by adverse conditions in the financial markets, which may require the Company to record an impairment charge that could adversely impact its financial results.

NOTE 5 - FAIR VALUE

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 consists of publicly traded equity securities which are valued primarily using quoted market prices utilizing market observable inputs as they are traded in an active market with sufficient volume and frequency of transactions.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability. The Company uses observable market prices for comparable instruments to value its fixed income securities

Level 3 - Unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

The Company had no assets or liabilities utilizing Level 3 inputs as of 31 December 2010 and had utilised Level 3 inputs for the Auction Rate Securities (ARS) held as of 31 December 2009.

The following table represents the Company’s fair value hierarchy for its financial assets (investments) measured at fair value on a recurring basis as of 31 December 2010 (in thousands):

	Level 1	Level 2	Total
Corporate notes and bonds	$—	$124,475	$124,475
US government and agency securities	—	4,499	4,499
Foreign and municipal bonds	—	8,277	8,277
Certificates of deposit	—	41,920	41,920

Total fixed income securities	—	179,171	179,171
Publicly traded equity securities	988	—	988

Total	$988	$179,171	$180,159

The following table represents the Company’s fair value hierarchy for its financial assets (investments) measured at fair value on a recurring basis as of 31 December 2009 (in thousands):

	Level 1	Level 2	Level 3	Total
Corporate notes and bonds	$—	$233,555	$—	$233,555
Auction rate securities	—	—	33,175	33,175
ARS Rights	—	—	1,750	1,750
US government and agency securities	—	31,514	—	31,514
Foreign and municipal bonds	—	6,622	—	6,622
Certificates of deposit	—	1,742	—	1,742

Total fixed income securities	—	273,433	34,925	308,358
Publicly traded equity securities	1,010	—	—	1,010

Total	$1,010	$273,433	$34,925	$309,368

The following table represents the Company’s fair value hierarchy for its financial assets (investments) measured at fair value on a recurring basis as of 31 December 2008 (in thousands):

	Level 1	Level 2	Level 3	Total
Corporate notes and bonds	$—	$172,256	$—	$172,256
Auction rate securities	—	—	55,775	55,775
ARS Rights	—	—	2,000	2,000
US government and agency securities	—	45,600	—	45,600
Foreign and municipal bonds	—	7,216	—	7,216
Certificates of deposit	—	2,017	—	2,017

Total fixed income securities	—	227,089	57,775	284,864
Publicly traded equity securities	445	—	—	445

Total	$445	$227,089	$57,775	$285,309

Public traded equity securities are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Short-term investments are classified within Level 2 of the fair value hierarchy because they are valued based on other observable inputs, including broker or dealer quotations, or alternative pricing sources. When other observable market data is not available, the Company relies on non-binding quotes from an independent broker. Non-binding quotes are based on proprietary valuation models. These models use algorithms based on inputs such as observable market data, quoted market prices for similar instruments, historical pricing trends of a security as relative to its peers, internal assumptions of the broker and statistically supported models. The types of instruments valued based on other observable inputs include corporate notes and bonds, US Government agency securities, foreign municipal bonds and certificate of deposits. We reviewed our financial and non-financial assets and liabilities for 2010 and 2009 and concluded that there were no material impairment charges needed.

At 31 December 2009 and 2008, the Company held ARS with a par value of $34.9 million and $57.8 million respectively. The Company’s ARS were high grade, long-term debt instruments backed by student loans which are guaranteed by the United States government. All of the Company’s ARS had credit ratings of AAA or AA, and none were mortgage-backed debt obligations. The Company also held Series C-2 Auction Rate Securities Rights (“ARS Rights”) that entitled the Company to sell its eligible ARS to UBS or its affiliates during the period from 30 June 2010 to 2 July 2012 for a price equal to par value. In exchange for the issuance of the ARS Rights, UBS or its affiliates had the discretionary right to sell the Company’s eligible ARS on the Company’s behalf, without prior notification, at any time during a two-year period beginning 30 June 2010. On 1 July 2010, the Company exercised its right and redeemed the remaining ARS at par value.

The enforceability of the ARS Rights resulted in a put option and was recognised as a free standing asset separate from the related ARS. The Company measured the ARS Rights at fair value under the Financial Instruments-Overall-Scope Section of ASC, which permitted an entity to elect the fair value option for recognised financial assets, in order to match the changes in the fair value of the related ARS. As a result, unrealised gains and losses were included in earnings. The Company exercised its right and redeemed the ARS on 1 July 2010.

The reconciliation of beginning and ending balances for ARS measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period was as follows (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) ARS	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) ARS Rights
Balance at 1 January 2008	$	—
Total gains or losses (realised/unrealised):		—
Included in earnings	(2,000)	—
Included in other comprehensive income	—	—
Purchases, sales, issuances, and settlements	(5,000)	—
Receipt of ARS Rights	—	2,000
Transfers in and/or out of Level 3	62,775	—

Balance at 31 December 2008	55,775	2,000
Total gains or losses (realised/unrealised):	250	(250)
Included in earnings.	—	—
Included in other comprehensive income	—	—
Purchases, sales, issuances, and settlements	(22,850)	—
Transfers in and/or out of Level 3	—	—

Balance at 31 December 2009	$33,175	$1,750

Total gains or losses (realised/unrealised):	1,750	(1,750)
Included in earnings.	—	—
Included in other comprehensive income	—	—
Purchases, sales, issuances, and settlements	(34,925)	—
Transfers in and/or out of Level 3	—	—

Balance at 31 December 2010	$—	$—

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS

The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company conducted its annual impairment test of goodwill as of 30 September 2010. The

Company has two reportable segments - Consumer and Imaging. Impairment is tested at the reporting unit level which is one level below the reportable segments. Potential goodwill impairment is measured based upon a two-step process. In the first step, the Company compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of an impairment loss. The fair values of the reporting units were estimated using the expected present value of future cash flows. The total of all reporting unit fair values was also compared to the Company’s market capitalization plus a control premium for reasonableness. The Company utilised a cash flow forecast of 3 years, discount rate of 33 per cent. and terminal value growth rates of 5 per cent.. There were no triggering events or indicators of impairment during the fourth quarter of 2010 that would lead us to believe goodwill had been impaired as of 31 December 2010.

As of 30 September 2010, the Company determined that the fair value of its Imaging segment reporting unit exceeded the carrying value and therefore no goodwill impairment charge was recorded. In the fourth quarter of 2010, the Company reviewed the significant assumptions and key estimates used in the 30 September 2010 impairment analysis and concluded the judgments used in the analysis remained appropriate and no impairment charges need to be booked as of 31 December 2010.

On 30 November 2010, the Company completed the acquisition of Microtune which resulted in an increase in goodwill of $15.9 million and an increase in purchased intangible assets of $33.8 million. As of 31 December 2010, there were no triggering events or indictors of impairment that would lead the Company to believe goodwill and intangible assets should be impaired.

In 2009, the Company determined that the fair value of its Imaging segment reporting unit exceeded the carrying value and therefore no goodwill impairment charge was recorded.

In 2008, The Company conducted its annual impairment test of goodwill as of 30 September 2008 assumed a cash flow period of 10 years, long-term annual growth rate of 9 per cent. to 13 per cent., discount rates of 33 per cent. to 38 per cent. and terminal value growth rates of 5 per cent.. As a result of this test, the Company determined that the carrying amounts for both of the Consumer segment reporting units exceeded their fair values and recorded a goodwill impairment charge of approximately $164.5 million and an impairment charge for purchased technology, customer base, trade name and other intangibles of $3.1 million in 2008. The impairment charge was primarily due to a decrease in valuation based on a decline in the Company’s business forecasts as a result of the current economic downturn as well as a significant decline in the Company’s stock value over the last two quarters due to the global financial crisis at that time.

Components of Goodwill (in thousands):

	31 December 2010			31 December 2009			31 December 2008
	Gross Carrying Amount	Accumulated Impairment	Net Balance	Gross Carrying Amount	Accumulated Impairment	Net Balance	Gross Carrying Amount	Accumulated Impairment	Net Balance
Goodwill	$184,638	$(164,494)	$20,144	$168,691	$(164,494)	$4,197	$168,691	$(164,494)	$4,197

Changes in the carrying amount of goodwill for the year ended 31 December 2009 and 2010 are as follows (in thousands):

	Consumer	Imaging
Balance at 1 January 2008	$164,494	$4,197
Impairment of goodwill	(164,494)	—

Balance at 31 December 2008	—	4,197

Impairment of goodwill		—

Balance at 31 December 2009	—	4,197

Addition in connection with the acquisition of Microtune.		15,947
Impairment of goodwill	—	—

Balance at 31 December 2010	—	$20,144

Components of Acquired Intangible Assets (in thousands):

		31 December 2010			31 December 2009			31 December 2008
	Weighted Average Useful Life (Years)	Gross Carrying Amount	Accumulated Amortisation	Net Balance	Gross Carrying Amount	Accumulated Amortisation	Net Balance	Gross Carrying Amount	Accumulated Amortisation	Net Balance
Amortised intangible assets:
Purchased technology	2-3	$201,132	$(193,231)	$7,901	$193,132	$(193,132)	$—	$193,132	$(193,132)	$—
Patents	3-5	40,265	(40,265)	—	40,265	(40,265)	—	40,265	(40,265)	—
Customer base	3-5	28,572	(13,751)	14,821	13,572	(13,572)	—	13,572	(13,572)	—
Tradename and others	1-5	4,301	(4,042)	259	4,231	(3,596)	635	4,231	(3,162)	1,069

Total intangible assets subject to amortisation		274,270	(251,289)	22,981	251,200	(250,566)	635	251,200	(250,131)	1,069

In-process research and development	N/A	10,700	—	10,700	—	—	—	—	—	—

Total		$284,970	$(251,289)	$33,681	$251,200	$(250,566)	$635	$251,200	$(250,131)	$1,069

Estimated future intangible amortisation expense, excluding in-process R&D, based on current balances, as of 31 December 2010 is as follows (in thousands):

Year ending 31 December 2011	$5,324
Year ending 31 December 2012	4,933
Year ending 31 December 2013	4,933
Year ending 31 December 2014	4,620
Year ending 31 December 2015	1,155
Thereafter	2,016

Total future amortisation	$22,981

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company accrues for contingent liabilities when it determines that it is probable that a liability has been incurred at the date of the financial statements and that the amount of such liability can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect in the financial position, results of operations or cash flows of the Company.

Lease commitments

The Company rents facilities under various lease agreements expiring through 2021. Rent expense for 2010, 2009 and 2008 totalled approximately $7.6 million, $7.4 million and $7.5 million, respectively. Future minimum lease payments required under non-cancelable agreements at 31 December 2010 are as follows (in thousands):

Year ending 31 December	Amount
2011	$7,526
2012	6,522
2013	6,232
2014	6,246
2015	5,848
Thereafter	8,554

Total	$40,928

Legal proceedings

Xpoint Technologies, Inc. v. Zoran Corporation

On 18 September 2009, Xpoint Technologies, Inc. filed an amended complaint against the Company and 43 other defendants in the United States District Court for the District of Delaware. The complaint alleges that the

Company’s manufacture and sale of digital camera processors, including its Coach 9, Coach 10 and Coach 12 lines of processors, infringe one or more of the claims of United States Patent No. 5,913,028. Since filing the amended complaint, Xpoint has also identified the Company’s Coach 8 processor as an additional allegedly infringing product. The complaint seeks unspecified damages, a preliminary and permanent injunction against further infringement, a finding of wilful infringement, enhanced damages, attorneys’ fees and costs. The Company filed an answer and a counterclaim. The Company’s counterclaim seeks an order declaring that it did not infringe the patent and that the patent is invalid. The case is in its early stages. The parties are currently engaged in discovery, and the Company’s potential loss, if any, is not reasonably estimable at this time. The Company intends to vigorously defend itself against the allegations made by Xpoint in this lawsuit. However, the Company cannot provide any assurance that the ultimate outcome of the action will not have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows for a particular period or on the trading price of the Company’s Common Stock.

Advanced Processor Technologies LLC v. Analog Devices, Inc., et al.

On 18 January 2011, Advanced Processor Technologies LLC (“APT”) filed a complaint against the Company and eight other defendants in the United States District Court for the Eastern District of Texas. The complaint alleges that the Company and each of the other defendants manufactures, uses, sells, imports, and/or offers for sale data processors with memory management units (“MMUs”), or products containing such devices, that directly infringe one or more of the claims of United States Patent No. 6,047,354 and that products of the Company and certain of the other defendants also directly infringe one or more of the claims of United States Patent No. 5,796,978. The complaint does not specify which of the Company’s products allegedly infringe the APT patents. The complaint seeks unspecified damages for past infringement and either a permanent injunction against future infringement or the award of a reasonable royalty for such infringement. Pursuant to a stipulation, the Company will respond to the complaint on or before 15 April 2011. The case is in its preliminary stages, and discovery has not yet commenced. Accordingly, the Company’s potential loss, if any, is not reasonably estimable at this time. The Company intends to vigorously defend itself against the allegations made by APT in this lawsuit. However, the Company cannot provide any assurance that the ultimate outcome of the action will not have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows for a particular period or on the trading price of the Company’s Common Stock.

Litigation Related to the Merger

On 23 February 2011, a purported class action lawsuit was filed in Delaware Chancery Court by Judy Kauffman Goldstein, an alleged stockholder of Zoran Corporation (“Zoran”) who seeks to represent a class comprised of Zoran stockholders. The complaint in this action (the “Goldstein complaint”) names as defendants Zoran, each member of Zoran’s board of directors, CSR plc (“CSR”) and Zoran Merger Sub, Inc. (“Zoran”). The Goldstein complaint alleges that the director defendants breached fiduciary duties assertedly owed to Zoran and its stockholders by entering into the merger agreement with CSR that was announced on 22 February 2011; that CSR and Zoran aided and abetted the alleged breaches of fiduciary duty; and that if the merger is allowed to proceed, the stockholders will suffer damages because their shares will be acquired for less than their actual value. The plaintiff seeks an order of the Court certifying the action as a class action; rescinding the merger and/or preliminarily enjoining the defendants from consummating the merger; enjoining the defendants from taking any further action to interfere with a consent solicitation previously commenced by Ramius Value and Opportunity Master Fund Ltd. (“Ramius”); and/or awarding damages, attorney’s fees and costs.

On February 25, 2011, a second purported class action was filed in the same court by Lawrence Zucker, an alleged stockholder of Zoran, who seeks to represent the same purported class. The complaint in this action (the “Zucker complaint”) names as defendants the members of Zoran’s board of directors and Zoran. The allegations contained in the Zucker complaint are largely similar to the allegations contained in the Goldstein complaint, except that the Zucker complaint also alleges that Zoran aided and abetted alleged breaches of fiduciary duty by the director defendants; does not name CSR or Zoran as defendants; and does not allege that CSR or Zoran aided or abetted any alleged breaches of fiduciary duty. The plaintiff seeks similar relief to that sought in the Goldstein complaint, except that the Zucker complaint does not seek any relief with respect to the Ramius consent solicitation.

Indemnification Obligations

The Company’s Amended and Restated Bylaws require the Company to indemnify its directors and authorise the Company to indemnify its officers to the fullest extent permitted by the DGCL. In addition, each of the

Company’s current directors and officers has entered into a separate indemnification agreement with the Company. The Company’s Restated Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the fullest extent permitted by the DGCL. The obligation to indemnify generally means that the Company is required to pay or reimburse the individuals’ reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters.

Other Legal Matters

The Company is named from time to time as a party to lawsuits in the normal course of its business, such as the matter described above. Litigation in general, and intellectual property litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict. The Company accrues for contingent liabilities when it determines that it is probable that a liability had been incurred at the date of the financial statements and that the amount of such liability can be reasonably estimated. During 2010, 2009 and 2008 the Company incurred $1.1 million, $11.8 million and $0 of costs, respectively, in connection with settlement of disputes.

NOTE 8 - STOCKHOLDERS’ EQUITY

1993 Stock Option Plan

The Company’s 1993 Stock Option Plan (the “1993 Option Plan”) was adopted by the Board of Directors of the Company and approved by the stockholders of the Company in July 1993. A total of 7,755,000 shares of common stock were reserved for issuance under the 1993 Option Plan. The 1993 Option Plan provided for grants of options to employees, non-employee directors and consultants. The 1993 Stock Option Plan expired during 2003 and no future shares will be granted under this plan. The option price for shares granted under the 1993 Option Plan was typically equal to the fair market value of the common stock at the date of grant.

Generally, options granted under the 1993 Option Plan are fully exercisable on and after the date of grant, subject to the Company’s right to repurchase from an optionee, at the optionee’s original per share exercise price, any unvested shares which the optionee has purchased and holds in the event of the termination of the optionee’s employment, with or without cause. The Company’s right lapses as shares subject to the option become vested. Such shares generally vest in monthly instalments over two or four years following the date of grant (as determined by the Compensation Committee of the Board of Directors), subject to the optionee’s continuous service. Options expire ten years from the date of grant and an option shall generally terminate three months after termination of employment.

2000 Nonstatutory Stock Option Plan

The Company’s 2000 Nonstatutory Stock Option Plan (the “2000 Option Plan”) was adopted by the Board of Directors of the Company in October 2000. A total of 450,000 shares of preferred stock were initially reserved for issuance under the 2000 Option Plan. The options to purchase preferred stock automatically converted to options to purchase common stock upon the amendment of the Company’s certificate of incorporation to affect an increase in the number of authorised shares of common stock to 55,000,000 in October 2000. A total of 13,325,000 shares of common stock were reserved for issuance under the 2000 Option Plan. The 2000 Option Plan provided for grants of options to employees or consultants. The 2000 Option Plan was modified in 2001 to allow for exercisability of stock options ahead of vesting subject to the Company’s right to repurchase the associated stock at the option exercise price lapsing during the course of original vesting schedule. The option price for shares granted under the 2000 Option Plan was typically equal to the fair market value of the common stock at the date of grant. Options expire ten years from the date of grant and the right to exercise an option generally terminates three months after termination of employment. The 2000 Stock Option Plan was terminated in 2005 and was replaced by the 2005 Equity Incentive Plan.

1995 Outside Directors Stock Option Plan

The Company’s Outside Directors Stock Option Plan (the “1995 Directors Plan”) was adopted by the Company’s Board of Directors in October 1995, and was approved by its stockholders in December 1995. A total of 525,000 shares of Common Stock were reserved for issuance under the 1995 Directors Plan. The 1995 Directors Plan provided for the grant of nonstatutory stock options to non-employee directors of the Company. The 1995 Directors Plan provided that each new non-employee director would automatically be granted an option to purchase 30,000 shares on the date the optionee first became a non-employee director (the “Initial Grant”). Thereafter, on the date immediately following each annual stockholders’ meeting, each non-employee director who was re-elected at the meeting to an additional term was granted an additional option to purchase 15,000 shares of Common Stock if, on such date, he or she had served on the Company’s Board of Directors for at least six months (the “Annual Grant”). Initial Grants were exercisable in four equal annual instalments, and each Annual Grant became exercisable in full one year after the date of grant, subject to the director’s continuous service. The exercise price of all stock options granted under the 1995 Directors Plan was equal to the fair market value of the Company’s Common Stock on the date of grant. Options granted under the 1995 Directors Plan have a term of ten years. This plan was terminated in July 2005 and was replaced by the 2005 Outside Directors Equity Plan.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan (the “2005 Plan”) was adopted by the Board of Directors in May 2005 and replaced the 1993 Stock Option Plan, which expired in 2003, and the 2000 Nonstatutory Stock Option Plan, which was terminated by the Board of Directors upon stockholder approval of the 2005 Plan in July 2005. A total of 10,656,663 shares of the Company’s common stock are authorised for issuance pursuant to awards granted under the 2005 Plan. Such awards may include stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, deferred stock units and other stock-based or cash-based awards. The 2005 Plan is administered by the Compensation Committee or other committee or sub-committee of the Board of Directors or by the Board of Directors and has a term of 10 years. Employees and consultants of Zoran and its subsidiaries and other affiliates are eligible to participate in the 2005 Plan.

Options and stock appreciation rights granted under the 2005 Plan must have exercise prices per share not less than the fair market value of Zoran common stock on the date of grant and may not be re-priced without stockholder approval. Such awards will vest and become exercisable upon conditions established by the Compensation Committee and may not have a term exceeding 10 years.

Except with respect to 5 per cent. of the number of shares authorised under the 2005 Plan, awards of restricted stock, restricted stock units, performance shares, performance units and other full value awards granted under the 2005 Plan generally must have service-based vesting schedules of at least three years or a performance period of at least 12 months. However, restricted stock or restricted stock units issued pursuant to a stockholder-approved option exchange program which vest based on service must have a vesting schedule of at least two years. Performance share and performance unit awards vest to the extent that pre-established performance goals based on one or more measures of business and financial performance authorised by the 2005 Plan are attained during a performance period established by the Compensation Committee. Zoran has not issued any performance based awards for each of the periods ended 31 December 2010, 2009 and 2008 respectively. The grant or vesting of other types of awards under the 2005 Plan may similarly be based on the attainment of one or more such performance goals. The 2005 Plan provides that the number of shares remaining available for issuance will be reduced by 1.61 shares for each one share of Zoran common stock subject to a full value award granted under the 2005 Plan.

At 31 December 2010, 4,980,341 shares of the Company’s common stock were available for the grant of stock options and other awards under the 2005 Plan, subject to the provisions described above that reduce the number of shares available for full value awards.

2005 Outside Directors Equity Plan

The 2005 Outside Directors Equity Plan (the “2005 Directors’ Plan”) was adopted by the Board of Directors in May 2005 and replaced the 1995 Outside Directors Stock Option Plan, which was terminated by the Board of Directors upon stockholder approval of the 2005 Directors’ Plan in July 2005. Such awards may include stock options, stock appreciation rights, restricted stock units and deferred stock units. The 2005 Directors’ Plan is generally administered by the Board of Directors and has a term of 10 years. Participation in the 2005 Directors’ Plan is limited to non-employee members of the Zoran Board of Directors (“outside directors”). The 2005 Directors’ Plan provides that the number of shares remaining available for issuance will be reduced by 1.61 shares for each one share of Zoran common stock subject to a full value award granted under the 2005 Directors’ Plan.

Awards under the 2005 Directors’ Plan are granted by the Board of Directors to all outside directors on a periodic, nondiscriminatory basis within limits prescribed by the 2005 Directors’ Plan. Subject to appropriate adjustment for any change in the Company’s capital structure, awards granted to any outside director in any fiscal year may not exceed 20,000 shares, increased by one or more of the following: 40,000 shares upon an outside director’s initial election, 10,000 shares for service as Chairman of the Board or Lead Director, 5,000 shares for service on a Board committee as chairman and 2,500 shares for service on a Board committee other than as chairman. Stock options, stock appreciation rights, restricted stock units and deferred stock units granted under the Directors Plan are generally subject to terms substantially similar to those applicable to the same type of award granted under the 2005 Plan.

At 31 December 2010, 615,000 shares of the Company’s common stock were available for the grant of the options and other awards under the 2005 Directors’ Plan, subject to the provisions described above that reduce the number of shares available for full value awards.

Microtune Amended and Restated 2000 Stock Plan and 2010 Stock Plan

The Company issued 1,356,634 shares of restricted stock units upon settlement of restricted stock units that were granted under the Microtune, Inc. 2010 Stock Plan and the Amended and Restated Microtune, Inc. 2000 Stock Plan (Microtune Plans) and assumed by the Company in connection with the acquisition (Note 2).

At 31 December 2010, no additional shares can be granted under the Microtune Plans.

The following table summarises the Company’s stock option activity for the years ended 31 December 2010, 2009 and 2008. The weighted average exercise price for each category presented is also shown in the table below:

	Shares Underlying Options Outstanding	Weighted Average Exercise Price
Balances, 1 January 2008	7,703,071	$17.92
Granted	1,519,780	$13.95
Exercised	(113,017)	$7.50
Cancelled	(809,784)	$21.37

Balances, 31 December 2008	8,300,050	$17.00
Granted	1,277,670	$8.82
Exercised	(81,558)	$8.79
Cancelled	(2,439,150)	$18.30

Balances, 31 December 2009	7,057,012	$15.17
Granted	1,078,580	$9.86
Exercised	(39,345)	$9.24
Cancelled	(506,516)	$19.88

Balances, 31 December 2010	7,589,731	$14.13

Significant option groups outstanding as of 31 December 2010 and the related weighted average exercise price and contractual life information, are as follows:

	Options Outstanding				Options Exercisable
	Shares Underlying Options at 31 December 2010	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate intrinsic value (‘000)	Shares Underlying Options at 31 December 2010	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate intrinsic value (‘000)
Exercise Prices
$ 0.00 to $ 9.99	2,246,101	7.99	$8.94	$785	708,085	5.96	$8.04	$611
$10.00 to $11.99	935,845	4.46	$10.54	—	838,588	3.89	$10.58	—
$12.00 to $14.99	2,252,187	5.19	$13.91	—	1,885,975	4.79	$13.86	—
$15.00 to $19.99	947,267	4.10	$17.95	—	921,301	4.06	$17.90	—
$20.00 to $99.99	1,208,331	3.00	$23.95	—	1,205,053	2.99	$23.95	—

Total	7,589,731	5.44	$14.13	$785	5,559,002	4.29	$15.48	$611

Of the 7,589,731 stock options outstanding as of 31 December 2010, the Company estimates that 7,424,124 shares will fully vest over the remaining contractual term. As of 31 December 2010 these vested and expected to vest options had a weighted average remaining contractual life of 5.36 years, weighted average exercise price of $14.22 and aggregate intrinsic value of $775,000.

The weighted average grant date fair value of options granted during the years ended 31 December 2010, 2009 and 2008 was $4.91, $4.55 and $7.19 per share, respectively.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $8.80 as of 31 December 2010, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of shares of common stock underlying in-the-money options exercisable as of 31 December 2010 was 264,000.

The total intrinsic value of options exercised during the year ended 31 December 2010 was $73,000. The total cash received from employees as a result of employee stock option exercises during the year ended 31 December 2010 was approximately $364,000. The Company recognised a cost of $424,000 and $385,000 due to the shortfall in tax deductions for options exercised during 2010 and 2009, respectively, when compared with the GAAP estimate of future tax benefit. There was no cost or excess tax benefit realised by the Company in 2008 for option exercises.

As of 31 December 2010, the Company had $13.7 million of unrecognised stock-based compensation cost related to stock options after estimated forfeitures, which are expected to be recognised over an estimated weighted period of 2.42 years.

The Company settles employee stock option exercises with newly issued common shares.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model using the following weighted-average assumptions:

	Stock Option Plans			Stock Purchase Plan
	2010	2009	2008	2010	2009	2008
Average expected term (years)	5.6	5.6	5.5	1.25	1.25	1.29
Expected volatility	52%	55%	54%	54%	56%	54%
Risk-free interest rate	2.2%	2.2%	2.8%	1.1%	1.4%	2.1%
Dividend yield	0%	0%	0%	0%	0%	0%

Expected Term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on the Company’s historical experience with similar awards, giving consideration to the contractual terms of the stock-based awards and vesting schedules.

Expected Volatility: The Company uses historical volatility in deriving its volatility assumption. Management believes that historical volatility appropriately reflects the market’s expectations of future volatility.

Risk-Free Interest Rate: Management bases its assumptions regarding the risk-free interest rate on US Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend: The Company has not paid and does not anticipate paying any dividends in the near future.

Tender Offer

On 12 November 2009, the Company filed a tender offer on Schedule TO (“Tender Offer”) with the SEC and commenced an offer to current employees to exchange outstanding options with exercise prices greater than $12.00 per share, were granted before 12 November 2007 and had a term that was scheduled to expire after 12 November 2011 for restricted stock units based upon 3.5 to 1 ratio.

The restricted stock units granted as part of this exchange vest over a period of three years. The tender offer provided that the option holders could and must submit their election to participate in the tender offer no later than 10 December 2009. This tender offer was not available to the Company’s executive officers and members of its board of directors.

The Company completed the Tender Offer on 10 December 2009. As a result, the Company accepted for exchange options to purchase an aggregate of 1,792,097 shares of the Company’s common stock from 453 eligible participants, representing 68 per cent. of the shares subject to options that were eligible to be exchanged in the Offer to Exchange as of 12 November 2009. Upon the terms and subject to the conditions set forth in the Tender Offer to Exchange, the Company issued restricted stock units covering an aggregate of 512,038 shares of the Company’s common stock in exchange for the options surrendered pursuant to the Tender Offer to Exchange.

The Company accounted for the exchange as a modification under ASC 718. The incremental compensation cost of the restricted stock units on 10 December 2009, the date of cancellation, was measured as the excess of the fair value of the restricted stock units over the fair value of the options immediately before cancellation based on the share price and other pertinent factors at that date. The incremental cost of the 512,038 restricted stock units was approximately $889,000. The unrecognised compensation costs of the 1,792,097 options cancelled were $3.1 million. The fair value of the restricted stock units was measured as the total of the unrecognised compensation cost of the original options tendered and the incremental compensation cost of the restricted stock units on 10 December 2009, the date of the cancellation. The total fair value of the restricted stock unit awards on 10 December 2009 will be amortised over the service period of the restricted stock unit awards.

Restricted Shares and Restricted Stock Units

The Company adopted the Microtune’s amended and restated 2000 stock plan and 2010 stock plan in connection with the acquisition. Restricted shares and restricted stock units are granted under the Company’s 2005 Plan and Microtune’s amended and restated 2000 plan and 2010 plan. As of 31 December 2010, there was $9.8 million of total unrecognised stock-based compensation expense related to restricted stock units. This cost is expected to be recognised over the weighted average remaining term of 2.36 years.

The following is a summary of restricted shares and restricted stock units activities under the Company’s 2005 plan:

	Outstanding Restricted Shares and Stock Units	Weighted-Average Grant- Date Fair Value
Balances, 1 January 2008	77,345	$18.53
Granted	19,400	$8.29
Released	(60,733)	$19.39
Forfeited	(612)	$21.56

Balances, 31 December 2008	35,400	$11.40
Granted	790,838	$9.93
Released	(13,500)	$13.09
Forfeited	(12,880)	$9.60

Balances, 31 December 2009	799,858	$9.95
Granted	367,880	$9.73
Released	(188,726)	$9.66
Forfeited	(62,564)	$9.93

Balances, 31 December 2010	916,448	$9.91

The following is a summary of Zoran restricted shares and restricted stock units activities under the Microtune Plan:

	Outstanding Restricted Shares and Stock Units	Weighted-Average Grant- Date Fair Value
Granted in connection with the acquisition, 30 November 2010	1,356,634	$6.99
Released	—	$—
Forfeited	(16,493)	$6.99

Balances, 31 December 2010	1,340,141	$6.99

Employee Stock Purchase Plan

The Company’s 1995 Employee Stock Purchase Plan (“ESPP”) was adopted by the Company’s Board of Directors in October 1995, and approved by its stockholders in December 1995. The ESPP enables employees to purchase shares through payroll deductions at approximately 85 per cent. of the lesser of the fair value of common stock at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the US Internal Revenue Code. During the years ended 31 December 2010 and 2009 and 2009, 963,859 and 884,670 and 753,200 shares were purchased by employees under the terms of the plan agreements at a weighted average price of $6.43, $6.90 and $8.62 per share, respectively. As of 31 December 2010, 2,525,223 shares were reserved and available for issuance under this plan.

Stock Repurchase Program

In March 2008, the Company’s Board of Directors authorised a stock repurchase program under which the Company may repurchase up to $100.0 million of outstanding Zoran common stock. The amount and timing of specific repurchases under this program are subject to market conditions, applicable legal requirements and other factors, including management’s discretion. Repurchases may be in open-market transactions or through privately negotiated transactions, and the repurchase program may be modified, extended or terminated by the board of directors at any time. There is no guarantee of the exact number of shares that will be repurchased under the program.

As of 31 December 2010 and 2009 and 2008, the authorised amount that remains available under the Company’s stock repurchase program was $51.3 million, $80.2 million and $90.0 million, respectively. The Company retires all shares repurchased under the stock repurchase program. The purchase price for the repurchased shares of the Company’s stock repurchased is reflected as a reduction of common stock and additional paid-in capital.

Stock repurchase activities during the year ended 31 December 2010, 2009 and 2008 were as follows:

	Total Number of Shares Purchased (in thousands)	Average Price Paid per Share (or Unit)	Amount Paid for Purchase (in thousands)
Balances, 1 January 2008	—	—	—
Repurchase in 2009	1,164	$8.60	$10,012

Balances, 1 January 2009	1,164	$8.60	$10,012
Repurchase in 2009	1,000	$9.74	9,739

Balances, 31 December 2009	2,164	$9.13	19,751
Repurchase in 2010	3,376	$8.56	28,903

Balances, 31 December 2010	5,540	$8.78	$48,654

Note: The average price paid per share is based on the total price paid by the Company which includes applicable broker fees.

NOTE 9 - RETIREMENT AND EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Plan that covers substantially all of the Company’s US employees. Participants may elect to contribute a percentage of their compensation to this plan, up to the statutory maximum amount prescribed by the Internal Revenue Code. The Company has the ability to make a discretionary matching contribution to the 401(k) Plan based on a uniform percentage of the employee’s eligible contribution up to a maximum employer match of $2,000 per year per employee. Approximately $536,000, $546,000 and $556,000 in matching contributions were recorded during 2010, 2009 and 2008, respectively.

Under Israeli law, the Company is required to make severance payments to its retired or dismissed Israeli employees and Israeli employees leaving their employment in certain other circumstances. The Company’s severance pay liability to its Israeli employees, which is calculated based on the salary of each employee multiplied by the years of such employee’s employment, is reflected in the Company’s balance sheet in other long-term liabilities on an accrual basis, and is partially funded by the purchase of insurance policies in the name of the employees. The surrender value of the insurance policies is recorded in other assets.

The severance pay detail is as follows (in thousands):

	Year Ended 31 December
	2010	2009	2008
Accrued severance (included in other long-term liabilities)	$17,106	$14,409	$13,987
Less: amount funded (included in other assets)	(16,629)	(14,019)	(12,577)

Unfunded portion, net accrued severance pay	$477	$390	$1,410

NOTE 10 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted net loss per share computations for the periods presented (in thousands except per share amounts):

	Year Ended 31 December
	2010	2009	2008
Net loss	$(47,636)	$(32,958)	$(215,727)
Basic and dilutive weighted average shares outstanding	50,152	51,464	51,350
Basic and diluted net loss per share	$(0.95)	$(0.64)	$(4.20)

For the years ended 31 December 2010, 2009 and 2008 outstanding options and restricted stock units totalling 7,346,000, 8,408,000 and 7,485,000 shares, respectively, were excluded from the calculation of diluted net income (loss) per share as the inclusion of such shares would have had an anti-dilutive effect.

NOTE 11 - INCOME TAXES

The components of loss before income taxes are as follows (in thousands):

	31 December
	2010	2009	2008
Current:
Domestic	$9,377	$2,996	$(112,904)
Foreign	(42,713)	(30,354)	(90,544)

	$(33,336)	$(27,358)	$(203,448)

The components of the provision for income taxes are as follows:

	31 December
	2010	2009	2008
Current:
Federal	$524	$2,605	$4,250
State	6	2	68
Foreign	930	712	472

	$1,460	$3,319	$4,790

Deferred:
Federal	$4,343	$5,374	$2,691
State	7,557	(724)	(599)
Foreign	940	(2,369)	5,397

	12,840	2,281	7,489

Total income tax expense	14,300	$5,600	$12,279

The tax provision differs from the amounts obtained by applying the statutory US Federal income tax rate to income taxes as shown below.

	31 December
	2010	2009	2008
Tax benefit at US statutory rate	$(11,343)	$(9,301)	$(69,172)
Foreign earnings and losses taxed or benefitted at different rates	13,962	9,593	31,491
State taxes net of federal benefit	(820)	(715)	(532)
Non deductible goodwill impairment	—	—	34,466
Non deductible in process research and development	—	—	7,610
R&D credit	(803)	(670)	(435)
Stock compensation and other permanent differences	3,043	4,765	2,952
Alternative minimum tax	—	—	—
Deferred tax assets - change in valuation allowance	11,746	1,431	8,702
Other differences	(1,485)	497	(2,803)

Total income tax expense	$14,300	$5,600	$12,279

Deferred income tax assets comprise the following:

	31 December
	2010	2009	2008
Deferred tax assets:
Federal, state and foreign net operating loss carryforwards	$52,666	$25,674	$30,122
Tax credits	17,434	15,611	14,006
Nondeductible reserves and accruals	22,711	18,635	19,709
Total deferred tax assets	92,811	59,920	63,837

Deferred tax liabilities:
Nondeductible intangible assets	(10,984)	—	(413)
Deferred tax assets	81,827	59,920	63,424
Valuation allowance	(26,887)	(13,399)	(11,967)
Net deferred tax assets	$54,940	$46,521	$51,457

As of 31 December 2010, the Company had net operating loss carryforwards or NOLs of approximately $338.0 million for federal, $72.6 million for state tax, and $183.9 million in various foreign jurisdictions. The federal NOLs expire on various dates between 2017 and 2029. The state NOLs expire beginning in 2012 and the foreign NOLs do not expire. The Company currently expects that $172.6 million of the federal and $1.7 million of the state NOLs will expire before they can be utilised. As of 31 December 2010, the Company had tax credits of approximately $21.4 million for federal tax purposes which expires beginning in 2011 and $15.6 million for state tax purposes, most of which do not expire. The Company expects that $10.7 million of the federal credits will expire before they can be utilised. The assets which are expected to expire before being utilised have been removed from the balance sheet.

The tax provision for the year ended 31 December 2010 of $14.3 million primarily reflects accrued tax liabilities in the Company’s profitable jurisdictions plus a deferred tax charge of $8.3 million to establish a valuation allowance on all our California deferred tax assets. The provision for income taxes for year ended 31 December 2009 primarily reflects accrued tax liabilities in the Company’s profitable jurisdictions.

The Company assesses, on a quarterly basis, the realizability of its deferred tax assets by evaluating all available evidence, both positive and negative, including: (1) the cumulative results of operations in recent years, (2) the nature of recent losses, (3) estimates of future taxable income and (4) the length of operating loss carryforward periods. During the fourth quarter of fiscal year 2010, The Company’s operating results for the California return changed from three year positive cumulative earnings to three year negative cumulative earnings and a valuation allowance was recorded on certain assets in that jurisdiction. The cumulative three-year loss was considered significant negative evidence which was objective and verifiable and thus was heavily weighted. Additional negative evidence Zoran considered at that time included projections of future losses in that jurisdiction for 2011 and beyond, the historic volatility of the semiconductor industry and the highly competitive nature of the Digital TV, STB and Mobile markets in which Zoran operates. Positive evidence considered by Zoran in its assessment at that time included lengthy operating loss carry-forward periods, and a lack of unused expired operating loss carryforwards in Zoran’s history.

After considering both the positive and negative evidence for the fourth quarter of fiscal year 2010, Zoran determined that it was still more likely than not that it would not realise the full value of certain foreign deferred tax assets. Negative evidence included a three year negative cumulative earnings in certain jurisdictions as well as projections for continued losses in those jurisdictions. As a result, Zoran maintained a valuation allowance against certain tax assets to reduce them to their estimated net realizable. In other jurisdictions we had cumulative positive earnings in recent years which are verifiable and therefore heavily weighted such that the remaining deferred tax assets did not require a valuation allowance.

The “Tax Relief, Unemployment Insurance Re-authorization, and Job Creation Act of 2010”, was signed into law in December 2010. Under the Act, the research credit was retroactively extended for amounts paid or incurred after 1 January 2010 and before 1 January 2012. The effect of the change resulted in an estimated tax benefit of $803,000 in 2010.

As of 31 December 2010, the Company has $37.2 million of unrecognised tax benefits all of which would benefit the Company’s tax expense if realised in the future.

The Company adopted the provisions of ASC 740-10 “Accounting for Uncertainty in Income Taxes” on 1 January 2007. As a result of the implementation of this guidance, in 2008, the Company reduced its tax liability by $1,633,000 with an offsetting decrease of $453,000 to opening accumulated deficit, and a decrease in goodwill of $1,180,000. Additionally, in 2008, the Company decreased deferred tax assets and their associated valuation allowance by $12,749,000. The adoption resulted in a reclassification of certain tax liabilities from current to non-current. As of 31 December 2008, the Company has $33,554,000 of unrecognised tax benefits all of which would benefit the Company’s tax expense if realised in the future.

The following table summarises the activity related to the Company’s unrecognised tax benefits (in thousands):

Balance at 1 January 2008	$26,511
Additions for tax positions in prior years	3,421
Decreases for tax positions in prior years	—
Current period unrecognised tax positions	4,926
Expiration of the statute of limitations for assessment of taxes	(1,304)

Balance at 31 December 2008	$33,554

Additions for tax positions in prior years	4,435
Decreases for tax positions in prior years	(7,006)
Current period unrecognised tax positions	4,038
Expiration of the statute of limitations for assessment of taxes	—

Balance at 31 December 2009	$35,021

Additions for tax positions in prior years	310
Unrecognised tax benefits from acquisition of money	868
Decreases for tax positions in prior years	(424)
Current period unrecognised tax positions	1,446
Expiration of the statute of limitations for assessment of taxes	—

Balance at 31 December 2010	$37,221

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company records liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes may be due. Actual tax liabilities may be different than the recorded estimates and could result in an additional charge or benefit to the tax provision in the period when the ultimate tax assessment is determined. The tax years 2006 through 2010 remain open to examination by the majority of taxing jurisdictions to which the Company is subject to. In addition, Zoran has federal and state credits and NOLS of which the statute of limitation is open from 1996. During 2007 the Company was contacted by the Israel Tax Authority (ITA) about an audit of the Company’s tax returns for 2005 through 2008 and in 2009 the Company was contacted by the Franchise Tax Board of California for an audit of 2005 and 2006 tax years. It is probable that those audits will be settled during 2011 and the Company’s unrecognised tax benefits will be adjusted to reflect those settlements. The Company believes that over the next 12 months, as a result of settlement of these audits, it is reasonably possible that the Company will recognise approximately $2.0 million to $4.0 million of its unrecognised tax benefits. The Company continues to account for tax related interest and penalties as part of the income tax provision. At 31 December 2010, accrued interest and penalties were immaterial.

The Company has not provided for federal income tax on approximately $9.6 million of undistributed earnings of its foreign subsidiaries since the Company intends to reinvest this amount outside the US indefinitely. The tax impact of repatriating these earnings is not practical to compute.

The Company’s Israeli subsidiary has been granted the status of an Approved Enterprise pursuant to the Israeli Law for the Encouragement of Capital Investments, 1959, as amended. The Company has nine programs pursuant to this law; the first was approved in 1984 and the most recent began in 2007. Income subject to this program is exempt from Israeli tax for two, four, or six years from the first year in which the Company has taxable income, net of NOLs, and is taxed at a rate of 10 per cent. for eight, six or four years thereafter. Benefits under the programs are granted for a period of ten years limited to the earlier of fourteen years from application or twelve years from commencement of production. Benefits for the ninth program will expire in 2016. The tax benefit was $0, $0 and $0.9 million to the Company’s net income in 2010, 2009 and 2008, respectively.

NOTE 12 - SEGMENT REPORTING

The Company’s products consist of highly integrated application-specific integrated circuits and system-on-a-chip solutions as well as licenses of certain software and other intellectual property. Operating segments are defined as components of an enterprise about which separate financial information is available, which the chief operating decision-maker evaluates regularly in determining allocation of resources and assessing performance. The Company aggregates its operating segments into two reportable segments, Consumer and Imaging based on the guidance within ASC 280.

The Consumer group provides products for use in DVD and Multimedia Player products, standard and high definition digital televisions, set-top boxes, digital cameras and multimedia mobile phones. The Imaging group provides products used in digital copiers, laser and inkjet printers and multifunction peripherals.

Information about reported segment income or loss is as follows for the years ended 31 December 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Revenues:
Consumer	$296,773	$326,575	$364,267
Imaging	60,569	53,506	74,272

	$357,342	$380,081	$438,539

Operating expenses:
Consumer	$353,241	$371,224	$388,330
Imaging	44,020	45,204	53,188

	$397,261	$416,428	$441,518

Contribution Margin:
Consumer	$(56,468)	$(44,649)	$(24,063)
Imaging	16,549	8,302	21,084

	$(39,919)	$(36,347)	$(2,979)

A reconciliation of the totals reported for the reportable segments to the applicable line items in the consolidated financial statements for the years ended 31 December 2010, 2009 and 2008 is as follows (in thousands):

	2010	2009	2008
Contribution margin from reportable segments	$(39,919)	$(36,347)	$(2,979)
Amortisation of intangible assets	(725)	(434)	(23,096)
Impairment of goodwill and intangible assets	—	—	(167,579)
In-process research and development	—	—	(22,383)

Total operating loss	$(40,644)	$(36,781)	$(216,037)

The Company maintains operations in China, France, Germany, India, Israel, Japan, Korea, Philippines, Taiwan, the United Kingdom and the United States. Activities in Israel and the United States consist of corporate administration, product development, logistics and worldwide sales management. Other foreign operations consist of sales, product development and technical support.

The geographic distribution of net revenues based upon customer location for the years ended 31 December 2010, 2009 and 2008 was as follows (in thousands):

	Year ended 31 December
	2010	2009	2008
Revenue from unaffiliated customers originating from:
China	$124,881	$168,458	$176,468
Taiwan	103,502	84,941	96,702
Japan	83,836	61,291	74,687
United States	26,338	26,746	29,987
Korea	11,461	30,808	46,691
Other	7,324	7,837	14,004

	$357,342	$380,081	$438,539

The following table summarises the percentage contribution to net revenues by customers when sales to such customers exceeded 10 per cent. of net revenues:

	Year ended 31 December
	2010	2009	2008
Percentage of net revenues:
A	13%	12%	10%
B	12%	10%	13%
C	11%	20%	10%
D	11%	*	*

*	Net revenue from this customer was less than 10 per cent.

As of 31 December 2010, customer A, customer C and customer D accounted for approximately 15 per cent., 11 per cent. and 11 per cent. of the net accounts receivable balance, respectively. As of 31 December 2009, customer A, customer C and customer D accounted for approximately 15 per cent., 23 per cent., and 13 per cent. of net accounts receivable balance, respectively. As of 31 December 2008, customer A, customer C and customer D accounted for approximately nil per cent., 21 per cent. and 12 per cent. of net accounts receivable balance, respectively.

The distribution of identifiable assets by geographic areas and property and equipment as of 31 December 2010 and 2009 was as follows (in thousands):

	31 December
	2010	2009	2008
Identifiable assets:
U.S	$404,634	$462,106	$479,118
Israel	86,227	75,472	79,392
China	4,084	3,182	3,375
Japan	3,236	2,436	2,657
France	2,006	3,533	2,896
Germany	1,960	40	—
Taiwan	1,852	1,682	1,722
Sweden	157	1,267	—
Other	3,233	2,738	3,287

	$507,389	$552,456	$572,447

Property and equipment, net:
Israel	$5,304	$4,473	$4,831
US	6,510	3,987	6,323
China	2,023	1,378	1,813
Taiwan	1,072	892	1,057
Germany	914	10	—
Japan	513	313	433
France	500	682	361
Sweden	—	425	—
Other	123	296	993

	$16,959	$12,456	$15,811

NOTE 13 - PROPOSED ACQUISITION OF ZORAN CORPORATION BY CSR

On 20 February 2011, the Company entered into a merger agreement with CSR plc, a corporation organised under the laws of England and Wales, and a direct, wholly-owned subsidiary of CSR. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, the CSR subsidiary will merge with and into us, with the company continuing as a wholly-owned subsidiary of CSR. Certain of our and CSR’s directors and executive officers have agreed to vote their shares in favor of the adoption of the merger agreement.

In the merger, subject to certain exceptions, (i) each issued and outstanding share of the Company’s common stock will be converted into the right to receive 0.14725 (the “Exchange Ratio”) American Depository Shares of

CSR (“ADSs”), with each whole ADS representing 4 ordinary shares of CSR, subject to anti-dilution adjustment; (ii) each issued and outstanding option to acquire shares of our common stock will be converted into an option (A) exercisable for that number of ADSs equal to the product of (x) the aggregate number of shares of the Company’s common stock for which such option was exercisable multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share, and (B) with an exercise price per share equal to (x) the per share exercise price of such stock option immediately prior to the effective time of the merger divided by (y) the Exchange Ratio, rounded up to the nearest cent; (iii) each outstanding restricted stock unit with respect to shares of the Company’s common stock will be converted into a restricted stock unit, on the same terms and conditions, with respect to the number of ADSs that is equal to the number of shares of the Company’s common stock subject to the restricted stock unit immediately prior to the effective time of the merger multiplied by the Exchange Ratio (rounded to the nearest whole share).

Consummation of the merger is subject to certain conditions, including, among others, (i) adoption of the merger agreement by the Company’s stockholders; (ii) approval of the transactions contemplated by the merger agreement by CSR’s shareholders and related requisite shareholder authorities and approval to authorise the directors of CSR to allot the CSR ordinary shares underlying the ADSs to be issued pursuant to the merger or in respect of converted the Company stock options or restricted stock units; (iii) approval for listing on The NASDAQ Stock Market of the ADSs to be issued in the merger, and effectiveness of admission of CSR’s ordinary shares underlying the ADSs to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange; (iv) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period; (v) absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit consummation of the merger; (vi) the receipt of certain tax opinions regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986; (vii) approval of the change of ownership of the Company by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor and by the Israeli Investment Center in the Israeli Ministry of Industry, Trade and Labor; and (viii) subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of the parties and compliance by the parties with their respective covenants contained in the Merger Agreement.

The Amended and Restated Merger Agreement contains termination rights for both parties and further provides that, in connection with the termination of the merger agreement under specified circumstances, the Company may be required to pay CSR, or CSR may be required to pay the Company, a termination fee of $12,200,000. In addition, if the Company terminate the merger agreement prior to obtaining the approval of the Company’s stockholders to enter into a contract providing for a superior proposal in which all the consideration payable to the Company’s stockholders or the Company is cash, the Company must pay CSR a termination fee of $18,000,000.

Note 14 - QUARTERLY FINANCIAL DATA (Unaudited)

The following table summarises the Company’s information on total revenue, gross profit, net loss and earnings per share by quarter for the years ended 31 December 2010 and 2009. This data was derived from the Company’s unaudited consolidated financial statements.

	Three Months Ended
	31 Dec 2010	30 Sep 2010	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Sep 2009	30 June 2009	31 Mar 2009
	(In thousands, except per share data)
Total revenues	$74,193	$99,328	$93,370	$90,451	$93,334	$115,538	$102,722	$68,487
Gross profit (1)	39,062	52,062	48,180	46,731	46,991	55,694	48,410	32,489
Operating income (loss)	(25,460)	(5,704)	(5,862)	(3,618)	(3,253)	4,278	(16,027)	(21,779)
Net income (loss)	(32,917)	(4,088)	(6,662)	(3,969)	(2,923)	4,876	(13,844)	(21,067)
Basic net income (loss) per share (2)	(0.67)	(0.08)	(0.13)	(0.08)	(0.06)	0.09	(0.27)	(0.41)
Diluted net income (loss) per share (2)	(0.67)	(0.08)	(0.13)	(0.08)	(0.06)	0.09	(0.27)	(0.41)
Shares used in basic per share calculations (2)	49,452	49,631	50,364	51,174	51,496	51,684	51,494	51,176
Shares used in diluted per share calculations (2)	49,452	49,631	50,364	51,174	51,496	52,320	51,494	51,176

	Three Months Ended
	31 December 2008	30 September 2008 (3)	30 June 2008	31 March 2008
	(In thousands, except per share data)
Total revenues	$74,689	$126,134	$128,685	$109,031
Gross profit (1)	$38,276	$59,688	$60,325	$51,242
Operating income (loss)	$(13,185)	$(164,960)	$(26,371)	$(11,521)
Net income (loss)	$(20,209)	$(154,220)	$(36,620)	$(4,678)
Basic net income (loss) per share (2)	$(0.40)	$(3.01)	$(0.71)	$(0.09)
Diluted net income (loss) per share (2)	$(0.40)	$(3.01)	$(0.71)	$(0.09)
Shares used in basic per share calculations (2)	51,018	51,231	51,707	51,445
Shares used in diluted per share calculations (2)	51,018	51,231	51,707	51,445

(1)	Computed using total revenues less cost of hardware product revenues
(2)	Computed on the basis described in Note 10 of Notes to Consolidated Financial Statements
(3)	Net loss for the three months ended includes an impairment charge for goodwill and intangible assets totaling $167.6 million.

Section B: Unaudited reconciliation of Zoran financial information to IFRS as applied by CSR

The financial information of Zoran has been prepared in accordance with US GAAP, which differs in certain material respects from the IFRS accounting policies applied by CSR in the preparation of its financial statements for the 52 weeks ended 31 December 2010.

Zoran has not previously prepared financial statements under IFRS as issued by the International Accounting Standards Board and as adopted by the European Union (EU), and accordingly in preparing the reconciliation from US GAAP to IFRS, the principles of IFRS 1 (2008), First-time Adoption of International Financial Reporting Standards (“IFRS 1”) have been applied with a date of transition of 1 January 2008 (“the Transition Date”). IFRS 1 generally requires that first-time adopters consistently apply all effective IFRS standards retrospectively from the date of transition.

IFRS 1 provides for certain optional exemptions and mandatory exceptions to this general principle. The following optional exemptions under IFRS 1 have been applied to Zoran:

•

Business combinations - Elected not to apply IFRS 3 (2008), Business Combinations, retrospectively to business combinations that occurred prior to the Transition Date. Consequently, business combinations that were recognised before the Transition Date have not been restated. Any goodwill arising on such business combinations before the Transition Date was not adjusted from the carrying value previously determined under US GAAP as a result of applying this exemption. This exception does not apply to previously acquired in-process research and development (IPR&D) assets, which were acquired and immediately expensed under US GAAP, as long as the assets met the definition of an intangible asset as of the Transition Date.

•

Share-based payments - Elected to avail Zoran of the exemption under IFRS 1. Consequently IFRS 2, Share-based Payments (“IFRS 2”) has only been applied to equity instruments granted after 7 November 2002 that had not vested by the Transition Date.

•

Retirement plans - Elected to avail Zoran of the exemption under IFRS 1 to recognise all cumulative actuarial gains and losses as of the Transition Date. Consequently, any unrecognised gains and losses related to the defined benefit retirement plans are recognised through the opening amount of retained earnings.

The estimates previously made by Zoran under US GAAP were not revised on transition to IFRS except where necessary to reflect any difference in accounting policies.

The impact on net loss and shareholders’ equity of the differences between US GAAP and the IFRS accounting policies applied by CSR are quantified and described below.

Reconciliation of net loss under US GAAP

The effects of the application of CSR’s IFRS accounting policies on net loss for the six months ended 30 June 2011 and each of the years ended 31 December 2010, 2009, and 2008 are set out below:

	Six Months Ended	Year Ended
	30 June 2011	31 December 2010	31 December 2009	31 December 2008
	$’000	$’000	$’000	$’000
Net loss under US GAAP	(55,820)	(47,636)	(32,958)	(215,727)
Share-based payment (A)	1,484	2,039	(1,877)	(4,644)
Tax effect of share-based payment (A)	713	(685)	(6,147)	(3,037)
Business combinations (B)	(3,976)	(7,916)	(7,916)	13,888
Tax effect of business combinations (B)	—	—	—	58
Impairment (C)	—	—	(27,891)	17,232
Tax effect of impairment (C)	—	—	—	3,354
Defined benefit plans (D)	(32)	81	191	168

Net loss under IFRS	(57,631)	(54,117)	(76,598)	(188,708)

Reconciliation of shareholders’ equity

The effects of the application of CSR’s IFRS accounting policies on shareholders’ equity as at 30 June 2011 and 31 December 2010, 2009, and 2008 are set out below:

	As at
	30 June 2011	31 December 2010	31 December 2009	31 December 2008
	$’000	$’000	$’000	$’000
Shareholders’ equity under US GAAP(i)	356,809	401,478	460,268	479,410
Share-based payment (A)	—	—	—	—
Tax effect of share-based payment (A)	12,126	10,970	11,880	17,031
Business combinations (B)	26,717	30,693	38,609	46,525
Tax effect of business combinations (B)	(3,354)	(3,354)	(3,354)	(3,354)
Impairment (C)	(10,659)	(10,659)	(10,659)	17,232
Tax effect of impairment (C)	3,354	3,354	3,354	3,354
Defined benefit plans (D)	434	466	387	1,390

Shareholders’ equity under IFRS	385,427	432,948	500,485	561,588

(i)	Referred to as stockholders’ equity under US GAAP

A.	Share-based payments

i.	Valuation and timing of recognition

Under US GAAP, Zoran has recognised the fair value of certain share-based awards as share-based compensation expense over the vesting period on a straight line basis with a corresponding entry to additional paid-in capital (shown as “share premium and other reserves” in the pro forma financial information presented in Part XI). The fair value of each award using this approach is determined based on a single valuation.

Under IFRS, for share-based awards with graded vesting (i.e., those where the award vests in instalments), each separately vesting portion of the award is separately fair valued, and accounted for as a separate grant with a different vesting period. This results in compensation cost being recognised on an accelerated basis compared to the straight-line method.

As a result of additional share-based compensation expense recognised in earlier periods under IFRS on grants occurring in previous years, share-based compensation expense was reduced by $1.5 million and $2.0 million in the six months ended 30 June 2011 and the year ended 31 December 2010, respectively, and increased by $1.9 million and $4.6 million for the years ended 31 December 2009 and 2008, respectively. There is no impact on shareholders’ equity because all of the awards are accounted for as equity awards under both US GAAP and IFRS. Expense related to all share options has also been allocated between research and development expenses and selling, general and administrative expenses, based on the roles of the respective employees to which the share-based payments relate.

ii.	Income taxes

Under US GAAP, deferred taxes associated with deductible share-based payment awards are computed on the basis of the cumulative expense recognised and adjusted up or down when the tax benefit or deficit is realised. Under IFRS, deferred tax is computed on the basis of the expected tax deduction under applicable tax law. Where the tax deduction is based on intrinsic value, the deferred tax asset is computed using the intrinsic value on the balance sheet date and adjusted for changes in the entity’s share price on each balance sheet date until exercised.

The result of this difference has been to increase the total recognised assets by $12.1 million as at 30 June 2011 and $11.0 million, $11.9 million, and $17.0 million as at 31 December 2010, 2009, and 2008, respectively. The increase is primarily due to the unrealised net operating loss carry-forwards related to share-based payments occurring prior to the adoption date of IFRS, and has been offset somewhat by the decrease in intrinsic values on the vested portion of the share options outstanding. This change in value has been recorded through either equity or the income statement as appropriate depending on the level of the historical IFRS 2 charges recognised for each option, and has resulted in a decrease in the expenses recognised of $0.7 million for the six month period ended 30 June 2011 and in an increase in the expenses recognised of $0.7 million, $6.1 million, and $3.0 million for the years ended 31 December 2010, 2009, and 2008, respectively.

B.	Business combinations

Adjustments related to previous Zoran acquisitions (Oak Technologies in 2003, Let-it-Wave in 2008 and Microtune in 2010) include the following differences:

	Six Months Ended	Year Ended
	30 June 2011	31 December 2010	31 December 2009	31 December 2008
	$’000	$’000	$’000	$’000
Impact on net loss:
IPR&D related to Oak Technologies (i)	(4,175)	(8,350)	(8,350)	(8,350)
IPR&D related to Let-it-Wave (i)	—	—	—	22,002
Deferred tax related to IPR&D (i)	—	—	—	58
Let-it-Wave workforce asset (ii)	199	434	434	236
Acquired contingencies (iii)	—	—	—	—

	(3,976)	(7,916)	(7,916)	13,946

	As at
	30 June 2011	31 December 2010	31 December 2009	31 December 2008
	$’000	$’000	$’000	$’000
Impact on shareholders’ equity:
IPR&D related to Oak Technologies (i)	—	4,175	12,525	20,875
IPR&D related to Let-it-Wave (i)	22,002	22,002	22,002	22,002
Deferred tax related to IPR&D (i)	58	58	58	58
Let-it-Wave workforce asset (ii)	1,303	1,104	670	236
Acquired contingencies (iii)	—	—	—	—

	23,363	27,339	35,255	43,171

i.	Acquired in-process research and development (IPR&D)

Under US GAAP, for acquisitions completed prior to 1 January 2009, if the definition of an intangible asset is met, IPR&D is recognised as an intangible asset at fair value, and is then immediately charged to the income statement unless it has an alternative future use. Effective 1 January 2009, IPR&D is capitalised as an intangible asset, and amortised over its useful life.

Under IFRS, if the definition of an intangible asset is met, IPR&D is recognised as an intangible asset at fair value and amortised over its estimated useful life.

Under US GAAP, acquired IPR&D of $50.1 million and $22.3 million was recognised and immediately expensed by Zoran related to the acquisitions of Oak Technologies (in 2003) and Let-it-Wave (in 2008), respectively. The estimated useful life of the Oak assets was 6 years, and these were placed into service during the third quarter of 2005. The estimated useful life of the Let-it-Wave assets was 6 years and these were placed into service during 2008. In each case, the estimated useful life has been based on the length of time cash flows are expected to be generated from these assets. The assets related to Let-it-Wave were subsequently impaired in 2008 after recording an amortisation charge of $0.3 million during the year (see item C below).

At the Transition Date, the net book value of IPR&D related to the Oak acquisition of $29.2 million was recognised as an intangible asset and, during 2008, IPR&D assets of $22.3 million were recognised related to the Let-it-Wave acquisition.

Taxation

Under US GAAP, no deferred tax was provided on IPR&D because the IPR&D was immediately expensed upon acquisition.

Under IFRS, a taxable temporary difference arises on the IPR&D for which a deferred tax liability is recognised. The taxable temporary difference and deferred tax liability decrease as the IPR&D asset is amortised with corresponding credits to tax expense. Accordingly, net deferred tax liabilities of $3.4 million have been recognised as an offset to goodwill for the Let-it-Wave IPR&D, and $nil has been recognised for the Oak Technology assets due to the tax jurisdiction in which the assets reside.

ii.	Let-it-Wave workforce assets

Under US GAAP applied by Zoran at the time of acquisition, it was concluded that the Let-it-Wave acquisition did not meet the criteria to be accounted for as an acquisition of a “business”. Since the transaction was not accounted for as a business combination, Zoran recognised an intangible workforce asset in connection with its acquisition of Let-it-Wave of $1.3 million with no corresponding deferred tax liability.

Under IFRS, the acquisition of Let-it-Wave has been treated as a business combination. As a result, the intangible workforce asset has not been recognised as the entity is not protected by legal rights to use the asset and has insufficient control over the future economic benefits arising from the asset. The original intangible asset has been de-recognised, and the previously recorded amortisation expense has been reversed for each period presented. Furthermore, goodwill has been recognised in respect of the difference between the consideration paid, and the fair value of net assets acquired. The exclusion of these assets has resulted in a decrease in intangible amortisation expense of $0.2 million for the six months ended 30 June 2011, $0.4 million during the years ended 31 December 2010 and 2009, respectively, and $0.2 million during the year ended 31 December 2008.

iii.	Acquired contingencies

In the acquisition of Microtune during 2010, Zoran acquired certain contingent liabilities relating to on-going legal costs associated with continuing investigations of Microtune’s former executives. Under US GAAP, amounts acquired in business combinations for contingent liabilities are recognised at fair value, if determinable, during the measurement period. If the fair value of a contingency is not determinable, the amount of loss that is most likely to occur should be recorded. If all possible outcomes within the estimated range are considered to be equally likely to occur, the minimum amount within that range should be recorded. In the preliminary purchase price allocation as at 31 December 2010, Zoran did not record any amounts related to the contingent liabilities. However, during the six months ended 30 June 2011, Zoran determined a range of possible outcomes and accordingly recorded a liability in the amount of $1.8 million, being the minimum amount of the range of outcomes estimated by Zoran. This adjustment was not considered by Zoran to be material to the original estimates recorded as at 31 December 2010 and therefore the consolidated balance sheet at that date was not adjusted for this item.

Under IFRS, a contingent liability is recognised as of the acquisition date at fair value if it (1) is a present obligation that results from a past event and (2) can be measured reliably. Under IFRS, except in extremely rare cases, it should be possible to determine a range of possible outcomes to measure a contingent liability reliably. In contrast, under US GAAP, often the fair value of a contingency is not determinable.

Based on this difference, there is no change in shareholders’ equity or in net loss of Zoran. However, a provision of $13.0 million, representing a best estimate of the fair value, has been recorded as at 30 November 2010 (the acquisition date of Microtune) under IFRS, with a corresponding increase in the amount of goodwill acquired. Upon the recording of the $1.8 million liability by Zoran during the six months ended 30 June 2011, this difference has been reduced to $11.2 million. The tax impact of this entry is the recording of an additional deferred tax asset in the amount of $4.4 million, based on the statutory tax rate of the jurisdiction where the liability has been recorded, and a corresponding reduction in the goodwill recognised. There has been no material movement in the liability or related deferred tax assets between the date of acquisition and 30 June 2011.

C.	Impairment

Adjustments recorded based on the differences between US GAAP and IFRS as it relates to impairment of goodwill and other intangible assets are as follows:

	Six Months Ended	Year Ended
	30 June 2011	31 December 2010	31 December 2009	31 December 2008
	$’000	$’000	$’000	$’000
Impact on net loss:
Goodwill impairment (expense) / benefit	—	—	(27,891)	39,234
Intangible assets impairment charge	—	—	—	(22,002)
Deferred tax related to impairment charge	—	—	—	3,354

	—	—	(27,891)	20,586

	As at
	30 June 2011	31 December 2010	31 December 2009	31 December 2008
	$’000	$’000	$’000	$’000
Impact on shareholders’ equity:
Goodwill impairment	11,343	11,343	11,343	39,234
Intangible assets impairment	(22,002)	(22,002)	(22,002)	(22,002)
Deferred tax related to impairment	3,354	3,354	3,354	3,354

	(7,305)	(7,305)	(7,305)	20,586

Under US GAAP, tangible and intangible long-lived assets, other than goodwill, are assessed using a two-step approach to impairment. In step 1, a recoverability test is performed by comparing the expected undiscounted future cash flow to be derived from the asset with its carrying amount. If, and only if, the asset fails the recoverability test, step 2 is triggered and the entity must record an impairment loss, calculated as the excess of the asset’s carrying value over its estimated fair value, which is generally calculated using discounted cash flows. Goodwill is reviewed for impairment at the reporting unit level using a two-step test that involves the comparison of the reporting unit’s fair value to its carrying amount. If the carrying amount exceeds fair value, the calculation of any impairment charge to goodwill is determined through the application of a hypothetical purchase price allocation, which includes the valuation of any unrecognised intangible assets.

Under IFRS, assets are reviewed for impairment by comparing the carrying amount to recoverable value, which is defined as the higher of fair value less costs to sell and value in use. Any excess of carrying value over the recoverable amount is recorded as an impairment. The value in use calculation involves discounting the expected future cash flows to be generated by the asset. Goodwill is assessed for impairment at a cash generating unit or for groups of cash generating units that represent the lowest level within the entity at which goodwill is monitored for internal management purposes, which grouping may not be larger than an operating segment. An impairment loss is recognised for the excess of the carrying value of the cash generating unit or groups of cash generating units over the recoverable amount. Any impairment loss is applied first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit, except that each asset may not be reduced below its fair value.

Under IFRS, an impairment of $22.0 million was recorded during 2008 on the IPR&D assets established under IFRS as described in (b) above, representing the excess of the carrying value of the assets over their recoverable value. These charges were offset by corresponding reductions to the associated deferred tax liabilities reflected as a deferred tax benefit of $3.4 million. Under US GAAP, no impairment was recorded because the IPR&D was expensed immediately following the acquisition.

As a result of the differences described above and the consideration of the additional goodwill recognised under IFRS as described in (b) above, the goodwill impairment charge of $164.5 million recorded by Zoran under US GAAP in respect of the Mobile cash generating unit was reduced to $125.3 million. Further impairment tests were performed on the remaining goodwill during 2009, resulting in an additional impairment of goodwill of $27.9 million. There were no impairment charges during either the year ended 31 December 2010 or during the six months ended 30 June 2011 under either US GAAP or IFRS.

D.	Retirement plans

Under US GAAP, Zoran applied a simplified approach to the valuation of its defined benefit plan for severance payments to Israeli employees, whereby the liability is calculated based on the salary of each employee multiplied by the years of such employee’s employment. Under IFRS, actuarial accounting has been applied, which results in, among other things, the application of a discount to future obligations and allows for estimates of future voluntary terminations. Due to the tax jurisdiction of the retirement plans, the tax impact of these plans was insignificant.

PART XI

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

FOR THE COMBINED COMPANY

Section A: Unaudited pro forma financial information

Presented below are the unaudited pro forma condensed consolidated balance sheet for the Combined Company as of 31 December 2010 and the unaudited pro forma condensed consolidated income statement for the Combined Company for the 52 weeks ended 31 December 2010 (“the pro forma financial information”). The pro forma financial information has been prepared to illustrate the effects of the Transaction, which is accounted for under IFRS 3 Business Combinations (2008) (“IFRS 3”) as an acquisition. The unaudited pro forma condensed consolidated balance sheet has been prepared as though the acquisition of Zoran occurred as of that date. The unaudited pro forma condensed consolidated income statement for the 52 weeks ended 31 December 2010 has been prepared as though the acquisition of Zoran by CSR occurred as of the beginning of such period, namely 1 January 2010. The assumptions underlying the pro forma adjustments are described in the accompanying notes.

This unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not reflect CSR’s actual financial position or results.

CSR’s financial statements are reported on a 52 or 53 week basis, with the fiscal year 2010 ended on 31 December 2010, being a 52 week period. Zoran’s fiscal year-ends are on a calendar year basis. The fiscal year 2010 was for the period from 1 January 2010 to 31 December 2010.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET FOR THE COMBINED COMPANY AT 31 DECEMBER 2010

		Adjustments
	Historical CSR (Note 1)	Historical Zoran (Note 2)	Acquisition adjustments (Note 3)		Pro forma CSR
	(in US$ thousands, except share amounts)
Non-current assets
Goodwill	224,651	44,784	18,163	(a)	287,598
Other intangible assets	36,070	39,490	—		75,560
Property, plant and equipment	28,354	15,124	—		43,478
Investments	1,000	—	—		1,000
Other long term assets	—	34,535	—		34,535
Deferred tax asset	28,116	67,778	2,301	(b)	98,195

Total non-current assets	318,191	201,711	20,464		540,366

Current assets
Inventories	85,306	48,139	12,515	(c)	145,960
Derivative financial instruments	1,870	—	—		1,870
Trade and other receivables	105,887	35,167	—		141,054
Corporation tax debtor	6,728	5,110	—		11,838
Treasury deposits and investments	267,833	180,159	(313,721)	(a)	134,271
Cash and cash equivalents	172,315	81,107	(17,975)	(h)	235,447

Total current assets	639,939	349,682	(319,181)		670,440

Total assets	958,130	551,393	(298,717)		1,210,806

Current liabilities
Trade and other payables	125,223	63,125	(1,641)	(d)	186,707
Current tax liabilities	2,852	21,300	—		24,152
Obligations under finance leases	51	72	—		123
Derivative financial instruments	899	—	—		899
Provisions	5,602	—	—		5,602

Total current liabilities	134,627	84,497	(1,641)		217,483

Net current assets	505,312	265,185	(317,540)		452,957

Non-current liabilities
Trade and other payables	45,694	20,584	(2,054)	(e)	64,224
Contingent consideration	1,567	—	—		1,567
Long-term provisions .	1,483	—	—		1,483
Obligations under finance leases	195	—	—		195
Deferred tax liability	—	13,364	—		13,364

Total non-current liabilities	48,939	33,948	(2,054)		80,833

Total liabilities	183,566	118,445	(3,695)		298,316

Net assets	774,564	432,948	(295,022)		912,490

Equity
Share capital	322	49	(1)	(f)	370
Share premium and other reserves	455,390	856,644	(703,256)	(f) (h)	608,778
Retained earnings	318,852	(423,745)	408,234	(f) (h)	303,341

Total equity	774,564	432,948	(295,022)		912,490

Number of shares in issue at balance sheet date (i)	177,808,312		29,517,854		207,326,166

(i)	The historical Existing Ordinary Shares in issue as of 31 December 2010 represent 184,953,312 issued shares, net of 7,145,000 shares held by the CSR plc Employee Benefit Trust. The number of shares in issue at the balance sheet date has been adjusted by 29,517,854 shares representing the estimated number of shares to be issued as consideration, based upon 50,115,202 Zoran Shares outstanding as of 20 July 2011, the reference date used in the Form F-4. The number of shares exchanged will be 0.589 New Ordinary Shares for each Zoran Share.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE COMBINED COMPANY FOR THE 52 WEEKS ENDED 31 DECEMBER 2010

		Adjustments
	Historical CSR (Note 1)	Historical Zoran (Note 2)	Acquisition adjustments (Note 3)		Pro forma CSR
	(in US$ thousands, except share and per share amounts)
Revenue	800,608	357,342	—		1,157,950
Amortisation of acquired intangible assets	(5,663)	(8,350)	—		(14,013)
Other cost of sales	(418,367)	(170,947)	—		(589,314)

Total cost of sales	(424,030)	(179,297)	—		(603,327)

Gross profit	376,578	178,045	—		554,623
Research and development expenses:
Other research and development expenses	(189,187)	(111,957)	—		(301,144)
Share-based payment charges	(5,760)	(3,261)	(2,621)	(g)	(11,642)
Amortisation of acquired intangible assets	(4,980)	—	—		(4,980)

Total research and development expenses	(199,927)	(115,218)	(2,621)		(317,766)

Sales, general and administrative expenses:
Other sales, general and administrative expenses	(114,078)	(97,269)	—		(211,347)
Share-based payment charges	(4,062)	(5,062)	(4,068)	(g)	(13,192)
Amortisation of acquired intangible assets	(3,494)	(291)	—		(3,785)
Integration and restructuring expenses	(1,085)	(1,390)	—		(2,475)
Acquisition-related fees	(397)	(4,140)	—		(4,537)
Litigation settlement	(59,788)	(1,115)	—		(60,903)

Total sales, general and administrative expenses	(182,904)	(109,267)	(4,068)		(296,239)

Operating loss	(6,253)	(46,440)	(6,689)		(59,382)
Investment revenue	812	6,731	—		7,543
Other gains and losses	640	(165)	—		475
Exchange (losses) gains	(186)	811	—		625
Finance costs	(718)	(69)	—		(787)

Loss before tax	(5,705)	(39,132)	(6,689)		(51,526)
Tax	22,331	(14,985)	—		7,346

Profit (loss) for the period	16,626	(54,117)	(6,689)		(44,180)

Basic earnings (loss) per share	0.09		(0.23)		(0.21)
Weighted average number of shares in issue (millions) (i)	178.1		29.5		207
Diluted earnings (loss) per share	0.09		(0.23)		(0.21)
Weighted average number of shares on fully diluted basis (millions) (i)	181.0		29.5		207

(i)	The weighted average number of shares outstanding during the period has been adjusted to give effect to shares to be issued as consideration for the transaction as if the acquisition had taken place as of 1 January 2010. Potential shares that have not been included in the diluted loss per share as their effect would be anti-dilutive totalled 1,819,615.

Notes to the pro forma financial information

1.	Historical CSR information

The financial information of CSR as of and for the 52 weeks ended 31 December 2010 have been extracted from the audited consolidated financial statements of CSR, which have been prepared in accordance with IFRS as issued by the IASB. These financial statements are incorporated by reference into this document.

2.	Historical Zoran information

The amounts shown in respect of Zoran are the balance sheet and income statement as reported in their audited results provided in Part X (A) of this document, adjusted to present the balance sheet and income statement in accordance with IFRS as applied by CSR and as reported in Part X (B) of this document. This process of adjustment required certain additional presentational changes to be made to conform the balance sheet and income statement to those of CSR under IFRS. The effects of these reclassifications and the application of IFRS are set out below:

	Historical Zoran as reported under US GAAP (a)			IFRS Adjustments
				Share-based compensation (b)	Business combinations (b)	Impairment (b)	Retirement plans (b)	Reclassifications (c)			Historical Zoran as shown in the Pro forma
Non-current assets
Goodwill	20,144			—	13,297	11,343	—	—			44,784
Other intangible assets	33,681			—	25,976	(22,002)	—	1,835	(v	)	39,490
Property, plant and equipment	16,959			—	—	—	—	(1,835)	(v	)	15,124
Other long term assets	34,535			—	—	—	—	—			34,535
Deferred tax asset	47,471			10,970	4,420	—	—	4,917	(vi	)	67,778

Total non-current assets	152,790			10,970	43,693	(10,659)	—	4,917			201,711
Current assets
Inventories	48,139			—	—	—	—	—			48,139
Derivative financial instruments	—			—	—	—	—	—			—
Trade and other receivables	45,194	(i	)	—	—	—	—	(10,027)	(vi	)	35,167
Corporation tax debtor	—			—	—	—	—	5,110	(vii	)	5,110
Treasury deposits and investments	180,159			—	—	—	—	—			180,159
Cash and cash equivalents	81,107			—	—	—	—	—			81,107

Total current assets	354,599			—	—	—	—	(4,917)			349,682

Total assets	507,389			10,970	43,693	(10,659)	—	—			551,393

			IFRS Adjustments
	Historical Zoran as reported under US GAAP (a)		Share-based compensation (b)	Business combinations (b)	Impairment (b)	Retirement plans (b)	Reclassifications (c)		Historical Zoran as shown in the Pro forma
Current liabilities
Trade and other payables	67,394	(ii)	—	—	—	—	(4,269)	(viii), (ix)	63,125
Current tax liabilities	—		—	—	—	—	21,300	(viii)	21,300
Obligations under finance leases	—		—	—	—	—	72	(ix)	72
Derivative financial instruments	—		—	—	—	—	—		—
Provisions	—		—	—	—	—	—		—

Total Current liabilities	67,394		—	—	—	—	17,103		84,497
Net current assets	287,205		—	—	—	—	(22,020)	(xi)	265,185

Non-current liabilities
Trade and other payables	38,517		—	13,000	—	(466)	(30,467)	(viii), (ix), (x)	20,584
Contingent consideration	—		—	—	—	—	—		—
Long-term provisions	—		—	—	—	—	—		—
Obligations under finance leases	—		—	—	—	—	—		—
Deferred tax liability	—		—	3,354	(3,354)	—	13,364	(x)	13,364

Total non-current liabilities	38,517		—	16,354	(3,354)	(466)	(17,103)		33,948

Total liabilities	105,911		—	16,354	(3,354)	(466)	—		118,445

Net assets	401,478		10,970	27,339	(7,305)	466	—		432,948

Equity
Share capital	49		—	—	—	—	—		49
Share premium and other reserves	858,621		(1,216)	—	—	(761)	—		856,644
Retained earnings	(457,192)		12,186	27,339	(7,305)	1,227	—		(423,745)

Total equity	401,478		10,970	27,339	(7,305)	466	—		432,948

			IFRS Adjustments
	Historical Zoran as reported under US GAAP (a)	Share-based compensation (b)	Business combinations (b)	Impairment (b)	Retirement plans (b)	Reclassifications (c)			Historical Zoran as shown in the Pro forma
Revenue	357,342 (iii)	—	—	—	—	—			357,342
Amortisation of acquired intangible assets	—	—	(8,350)	—	—	—			(8,350)
Other cost of sales	(171,307)	360	—	—	—	—			(170,947)

Total cost of sales	(171,307)	360	(8,350)	—	—	—			(179,297)

Gross profit (loss)	186,035	360	(8,350)	—	—	—			178,045

Research and development expenses:
Other research and development	(115,697)	3,700	—	—	40	—			(111,957)
Share-based payment charges	—	(3,261)	—	—	—	—			(3,261)
Amortisation of acquired intangible assets	—	—	—	—	—	—			—

Total research and development expenses	(115,697)	439	—	—	40	—			(115,218)

Sales, general and administrative expenses:
Other sales, general and administrative expenses	(110,257)	6,302	—	—	41	6,645	(i	)(ii) (iii)	(97,269)
Share-based payment charges	—	(5,062)	—	—	—	—			(5,062)
Amortisation of acquired intangible assets	(725)	—	434	—	—	—			(291)

			IFRS Adjustments
	Historical Zoran as reported under US GAAP (a)	Share-based compensation (b)	Business combinations (b)	Impairment (b)	Retirement plans (b)	Reclassifications (c)			Historical Zoran as shown in the Pro forma
Integration and restructuring expenses	—	—	—	—	—	(1,390)	(i	)	(1,390)
Acquisition-related fees	—	—	—	—	—	(4,140)	(ii	)	(4,140)
Litigation settlement	—	—	—	—	—	(1,115)	(iii	)	(1,115)
Deferred tax adjustment to goodwill	—	—	—	—	—	—			—
Asset impairment	—	—	—	—	—	—			—

Total sales, general and administrative expenses	(110,982)	1,240	434	—	41	—			(109,267)

Operating (loss) profit	(40,644)	2,039	(7,916)	—	81	—			(46,440)
Investment revenue	6,731	—	—	—	—	—			6,731
Other gains and losses	577	—	—	—	—	(742)	(iv	)	(165)
Exchange gains and losses	—	—	—	—	—	811	(iv	)	811
Finance costs	—	—	—	—	—	(69)	(iv	)	(69)

(Loss) profit before tax	(33,336)	2,039	(7,916)	—	81	—			(39,132)
Tax	(14,300)	(685)	—	—	—	—			(14,985)

(Loss) profit for the period	(47,636)	1,354	(7,916)	—	81	—			(54,117)

For purposes of the pro forma financial information, the historical financial information of Zoran has been converted to IFRS using a transition date of 1 January 2008.

(a)	Historical Zoran financial information

The historical Zoran financial information has been extracted from the audited consolidated balance sheet as of 31 December 2010 and the audited consolidated statement of operations for the year ended 31 December 2010, except that certain items have been aggregated as follows:

i.	Represents the aggregation of accounts receivable and prepaid expenses and other current assets;

ii.	Represents the aggregation of accounts payable and accrued expenses and other current liabilities;

iii.	Revenue represents the aggregation of hardware product revenues, and software and other revenues; and

iv.	Share premium and other reserves represents the aggregation of additional paid-in capital and accumulated other comprehensive income.

(b)	Effect of changes to IFRS

The effect of transitioning historical Zoran financial information to IFRS is set out in Section B of Part X of this document.

(c)	Reclassifications

The following reclassifications have been made to conform the presentation of the consolidated balance sheet and income statement of Zoran to CSR:

i.	Amounts included within sales, general and administrative expense that relate to restructuring have been reclassified to integration and restructuring fees, consistent with the CSR presentation;

ii.	Amounts included within sales, general and administrative expense that relate to acquisitions have been reclassified to acquisition-related fees, consistent with the CSR presentation;

iii.	Amounts included within sales, general and administrative expense that relate to a litigation settlement have been reclassified to litigation settlement, consistent with the CSR presentation;

iv.	Finance costs and exchange (gains) losses have been reclassified from within other gains and losses, to conform with the CSR presentation;

v.	Assets related to software that are not considered to be integral to the related hardware have been reclassified to other intangible assets;

vi.	Under IFRS, deferred tax assets and liabilities are classified as non-current assets or liabilities;

vii.	Amounts receivable related to income taxes that were included within trade and other receivables have been reclassified into corporation tax debtor consistent with CSR’s presentation;

viii.	Amounts related to income taxes payable, which Zoran has included within trade and other payables have been reclassified into current tax liabilities consistent with CSR’s presentation;

ix.	Amounts included within trade and other payables have been reclassified into obligations under finance leases, consistent with CSR’s presentation;

x.	Amounts included within long-term trade and other payables, primarily deferred tax liability, have been reclassified into deferred tax liability consistent with CSR’s presentation; and

xi.	The net amounts related to contingent tax liabilities have been reclassified from long term payable to current tax liabilities, consistent with CSR’s presentation.

3.	Acquisition adjustments

(a)	The components of the estimated purchase price are as follows:

All amounts in US$ thousands

Purchase price:
Fair value of cash consideration	313,721
Fair value of shares issued	138,343
Fair value of stock options exchanged	41,395
Less: unvested portion of the fair value of stock options	(20,559)
Less: excess of fair value of vested stock options over the original awards	(3,278)

		469,622

Aggregate purchase price		469,622

The estimated fair value of the non-cash consideration element of the purchase price is based on the closing price of CSR ordinary shares of 290.4p as of 20 July 2011, and converted to a price in US dollars of $4.687 using a US dollar/GBP exchange rate of 1.6139 as of the same date, being the reference date used in the Form F-4.

The actual purchase price will be determined at the completion date based on the CSR ordinary share price and the US dollar/GBP exchange rate at that date and accordingly will vary from that used in the preparation of the pro forma financial information. For example, a 10 per cent. increase in the CSR ordinary share price from the price of $4.687 per share used in the pro forma, which could be caused by changes in the GBP price of CSR’s shares and/or changes in the US dollar/GBP exchange rate, would result in an increase in the goodwill recognised of $13.8 million. A 10 per cent. decrease in the CSR ordinary share price used in the pro forma would result in a decrease in the goodwill recognised of $13.8 million.

The fair value of shares issued above has been calculated assuming that all holders of the outstanding Zoran Shares elect to receive New Ordinary Shares in exchange. To the extent that any Zoran Shareholders elect to demand and perfect their right to dissent from the Transaction, they may be paid the fair value of such shares instead in cash. See (h) for additional information regarding the fair value of shares issued and option awards used in the determination of the estimated purchase price.

CSR has allocated the total estimated purchase price to the assets acquired and liabilities assumed based on their estimated fair value.

The preliminary purchase price allocation to assets acquired and liabilities assumed is as follows:

	Book value of net assets acquired(1)	Adjustments(2)		Fair value
	(in US$ thousands)
Other intangible assets	39,490	—		39,490
Property, plant and equipment	15,124	—		15,124
Goodwill	44,784	(44,784)		—
Other non-current assets	102,313	2,301	(b)	104,614
Current assets	349,682	12,515	(c)	362,197
Current liabilities	(84,497)	1,641	(d)	(82,856)
Non-current liabilities	(33,948)	2,054	(e)	(31,894)

Net assets acquired	432,948	(26,273)		406,675
Aggregate purchase price				469,622

Goodwill (3)				62,947

(1)	Represents the carrying value of net assets acquired under IFRS as at 31 December 2010, and is derived from Note 2.
(2)	Represents the amount required to adjust the book value of net assets acquired to their estimated fair values where factually supportable. For additional information regarding these adjustments, refer to notes (b) - (d) below.
(3)	Represents goodwill arising on the acquisition as a result of the excess aggregate purchase price over the fair value of net assets acquired. The amount shown in the balance sheet at note (a) is net of the $46.1 million of goodwill previously recognised by Zoran on its historical acquisitions, which is eliminated on acquisition by CSR.

(b)	Deferred tax assets in the amount of $2.3 million have been recorded related to the expected future tax deduction for replacement share-based payment awards issued in connection with the transaction.

(c)	Zoran recognises inventory based on the lower of cost and net realisable value. An adjustment has been made to recognise profit attributable to past production effort, less costs expected to dispose of the inventory, to align with IFRS 3 as applied by CSR.

(d)	Zoran defers the recognition of revenue and the related costs of revenue on shipments to distributors that have rights of return and price protection privileges on unsold products until the products are sold by the distributor to its customers. When an acquirer recognises a legal performance obligation related to a revenue arrangement of an acquired entity, the amount assigned to that liability should be based on its fair value at the date of acquisition. Adjustments to reduce deferred revenue by $1.6 million reflect the balances at fair value, which in the case of deferred revenue is estimated to be $1.6 million.

An adjustment for this item has not been reflected in the pro forma condensed consolidated income statement because the impact of this adjustment is likely to unwind within 12 months of the acquisition date and therefore will not have a continuing impact on CSR’s income statement following the acquisition.

(e)	Zoran recognises a liability for deferred long-term rent. An adjustment has been made to remove this liability since its fair value is $nil, to align with IFRS 3 as applied by CSR.

(f)	Adjustments to the equity balance consist of the following:

	Share capital	Share premium and other reserves	Retained earnings
	(in US$ thousands)
Elimination of Zoran historical equity	(49)	(856,644)	423,745
Newly issued equity(1)	48	138,295	—
Fair value of share based payment awards exchanged(2)	—	41,395	—
Less: unvested portion of the fair value of share based payment awards(2)	—	(20,559)	—
Less: excess of fair value of vested share based payment awards over the original awards(2)	—	—	(3,278)

Net assets acquired	(1)	(697,513)	420,467

(1)	The consideration to purchase Zoran will be funded through cash of $6.26 per outstanding Zoran share and the issuance of shares based on the exchange of 0.589 New Ordinary Shares for each issued and outstanding Zoran Share, subject to an anti-dilution adjustment. For the purposes of this pro forma, the number of New Ordinary Shares expected to be exchanged is 29,517,852, which is based upon the number of issued and outstanding Zoran Shares as of 20 July 2011, multiplied by the exchange ratio of 0.589. Based on a nominal value of CSR ordinary shares of £0.001 and a USD/GBP exchange rate of 1.6139, $47,639 of consideration represents nominal value, with the remainder being share premium.
(2)	As of the closing of the transaction each outstanding and unexercised stock option to acquire Zoran common stock and each restricted stock unit, or restricted stock unit, with Zoran common stock will be assumed by CSR. See paragraph 7 of Part I (“Information on the Transaction”) for further details. The fair value of the unvested portion of awards at the exchange date will be recognised as share-based payment expense post acquisition over the remaining term of the awards. The fair value of stock options exchanged has been determined using a Black-Scholes option pricing model, utilising assumptions about the options’ expected lives, volatility of CSR’s ordinary shares, interest rates and dividend yields. The assumptions used include the following:

CSR share price	£2.904	(i)
US dollar/GBP exchange rate	1.6139	(i)
Expected volatility	57%
Expected life	0.01-4.85	(ii)
Risk free rate	2.8%
Expected dividends	2.0%

(i)	Represents the published share price on the London Stock Exchange and the USD / GBP exchange rate as of 20 July 2011.
(ii)	Represents the expected remaining term of the options, which can vary significantly based on original grant date, as the replacement awards will be issued with the same terms as the original awards.

(g)	Represents the differential in share-based compensation expense assuming the merger took place at the start of the period.

	52 weeks ended 31 December 2010
	Reversal of Zoran historical expense	Share-based compensation expense under new plans	Pro forma adjustment
	(in US$ thousands)
Allocated to:
Research and development expenses - share-based payment compensation	(3,261)	(5,882)	(2,621)
Sales, general and administrative expenses - share-based payment compensation	(5,062)	(9,130)	(4,068)

	(8,323)	(15,012)	(6,689)

As noted above in (f)(2), the fair value of the unvested portion of replacement awards issued will be recognised in the income statement over the remaining term of the awards. Accordingly, an adjustment is made to include the estimated compensation expense in the first year after the Merger, associated with the replacement awards assuming the Merger occurred at the beginning of the period.

(h)	Costs incurred in connection with the acquisition will be approximately $18.0 million of which $nil has been expensed for the period ended 31 December 2010. $5.7 million has been allocated to share issuance costs and $12.2 million will be expensed for the year ended 31 December 2010, in accordance with CSR’s accounting policies.

4.	Other information

The unaudited pro forma adjustments give effect to events that are directly attributable to the Transaction, are factually supportable and expected to have a continuing impact on the Enlarged Group. The pro forma financial information reflects estimates and assumptions made by CSR’s management that it considers reasonable. It does not purport to represent what CSR’s actual results of operations or financial condition would have been had the Transaction occurred on the date indicated, nor is it necessarily indicative of CSR’s future results of operations or financial condition.

The unaudited pro forma condensed consolidated balance sheet and income statement do not reflect any changes in the trading position of the Group or any other changes arising from other transactions, other than those actioned in the above notes, since 31 December 2010.

The pro forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with combining CSR and Zoran.

Nonrecurring charges and credits directly related to the Zoran acquisition and which will be included in CSR’s statement of profit and loss or in equity within 12 months following the acquisition have not been included in the unaudited pro forma statement of profit and loss.

Section B: Accountant’s Report on the unaudited pro forma financial information

2 New Street Square
London
EC4A 3BZ

The Board of Directors

on behalf of CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

J.P. Morgan Limited

125 London Wall

London EC2Y 5AJ

4 August 2011

Dear Sirs,

CSR plc (“the Company”)

We report on the pro forma financial information (the “Pro forma financial information”) set out in Section A of Part XI of the prospectus dated 4 August 2011 (the “Prospectus”), which has been prepared on the basis described, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2010. This report is required by Annex I item 20.2 of Commission Regulation (EC) No 809/2004 (the “Prospectus Directive Regulation”) and item 13.3.3R of the Listing Rules of the UK Listing Authority (the “Listing Rules”) and is given for the purpose of complying with that Prospectus Directive Regulation and that Listing Rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation and item 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, in accordance with Annex I item 20.2 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you in accordance with Annex II item 7 of the Prospectus Directive Regulation and item 13.3.3R of the Listing Rules.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In Our Opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated, and

(b)	such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rules 5.5.3R(2)(f) and 5.5.4R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Directive Regulation.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

PART XII

TAXATION

United Kingdom

The following statements do not constitute tax advice and are intended only as a general guide to current UK law and HMRC published practice (which are both subject to change at any time and possibly with retrospective effect). They relate only to certain limited aspects of the UK taxation of holders of CSR ADSs (each an “ADS Holder”) and, except to the extent stated below, are intended to apply only to persons who are resident or, in the case of individuals, ordinarily resident in the UK for UK tax purposes, who hold their CSR ADSs as investments and who are the absolute beneficial owners of their CSR ADSs. They may not apply to certain ADS Holders, such as dealers in securities, insurance companies and collective investment schemes, ADS Holders who are exempt from UK taxation and ADS Holders who have (or are deemed to have) acquired their CSR ADSs by virtue of an office or employment. Such persons may be subject to special rules. Any person who is in any doubt as to his or her tax position, or who is subject to taxation in any jurisdiction other than the UK, should consult his or her professional adviser.

The following statements assume that beneficial ownership of a CSR ADS represents beneficial ownership of the underlying New Ordinary Shares.

1.	Taxation of dividends

(A)	General

Under current UK tax law, the Company will not be required to withhold UK income tax from dividend payments it makes.

(B)	UK resident individual ADS Holders

An ADS Holder who is an individual resident for UK tax purposes in the UK and who receives a dividend from the Company will be entitled to a tax credit equal to one-ninth of the sum of the dividend received.

The dividend received plus the related tax credit (the “Gross Dividend”) will be part of the ADS Holder’s total income for UK income tax purposes and will be regarded as the top slice of that income. However, in calculating the ADS Holder’s liability to UK income tax in respect of the Gross Dividend, the tax credit (which equates to 10 per cent. of the Gross Dividend) will be set off against the tax chargeable on the Gross Dividend.

In the case of such an ADS Holder who is not liable to UK income tax at either the higher or the additional rate, that ADS Holder will be subject to UK income tax on the Gross Dividend at the rate of 10 per cent. The tax credit will, in consequence, satisfy in full the ADS Holder’s liability to UK income tax on the Gross Dividend.

In the case of an ADS Holder who is liable to UK income tax at the higher rate, the ADS Holder will be subject to UK income tax on the Gross Dividend at the rate of 32.5 per cent., to the extent that the Gross Dividend falls above the threshold for the higher rate of UK income tax but below the threshold for the additional rate of UK income tax when it is treated (as mentioned above) as the top slice of the ADS Holder’s income. The tax credit will, in consequence, satisfy only part of the ADS Holder’s liability to UK income tax on the Gross Dividend and the ADS Holder will have to account for UK income tax equal to 22.5 per cent. of the Gross Dividend. For example, if the ADS Holder received a dividend of £80 from the Company, the dividend received would carry a tax credit of £8.89 and therefore represent a Gross Dividend of £88.89. The ADS Holder would then be required to account for UK income tax of £20 on the Gross Dividend (being £28.89 (i.e. 32.5 per cent. of £88.89) less £8.89 (i.e. the amount of the tax credit)).

In the case of an ADS Holder who is liable to UK income tax at the additional rate, the ADS Holder will be subject to UK income tax on the Gross Dividend at the rate of 42.5 per cent., to the extent that the Gross Dividend falls above the threshold for the additional rate of UK income tax when it is treated (as mentioned above) as the top slice of the ADS Holder’s income. After setting off the tax credit comprised in the Gross Dividend, the ADS Holder will, accordingly, have to account for UK income tax equal to 32.5 per cent. of the Gross Dividend. For example, if the ADS Holder received a dividend of £80 from the Company, the dividend received would carry a tax credit of £8.89 and therefore represent a Gross Dividend of £88.89. The ADS Holder would then be required to account for UK income tax of £28.89 on the Gross Dividend (being £37.78 (i.e. 42.5 per cent. of £88.89) less £8.89 (i.e. the amount of the tax credit)).

A UK resident individual ADS Holder whose liability to UK income tax in respect of a dividend received from the Company is less than the tax credit attaching to the dividend will not be entitled to any payment from HMRC in respect of any part of the tax credit attaching to the dividend.

(C)	UK resident corporate ADS Holders

An ADS Holder within the charge to UK corporation tax which is a “small company” (for the purposes of UK taxation of dividends) will not generally be subject to tax on dividends from the Company, provided certain conditions are met.

Other ADS Holders within the charge to UK corporation tax will not be subject to tax on dividends from the Company so long as the dividends fall within an exempt class and do not fall within certain specified anti-avoidance provisions. Examples of dividends that are within an exempt class are dividends paid on “non-redeemable ordinary shares” for UK tax purposes and dividends in respect of portfolio holdings, where the recipient owns less than 10 per cent. of the issued share capital of the payer (or any class of that share capital).

(D)	Non-UK resident ADS Holders

An ADS Holder who is not resident or, in the case of an individual, not ordinarily resident in the UK for UK tax purposes should not, in general, be subject to UK income tax or UK corporation tax on dividends received from the Company, as long as the relevant ADS Holder does not carry on a trade, profession or vocation in the UK through a branch, agency or, in the case of a corporate ADS Holder, permanent establishment in connection with which its CSR ADSs are held.

ADS Holders who are resident in a jurisdiction other than the UK may also be subject to taxation on dividend income under the law of that other jurisdiction.

2.	Taxation of chargeable gains

(A)	UK resident or ordinarily resident individual ADS Holders

A disposal or deemed disposal of CSR ADSs may give rise to a chargeable gain (or an allowable loss) for the purposes of UK capital gains tax, depending on the circumstances and subject to any available exemption or relief.

An individual ADS Holder who is resident or ordinarily resident in the UK for UK tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his CSR ADSs, are less than or equal to the upper limit of the UK income tax basic rate band applicable in respect of that tax year (the “Band Limit”) will generally be subject to UK capital gains tax at the flat rate of 18 per cent. in respect of any gain arising on a disposal or deemed disposal of his CSR ADSs.

An individual ADS Holder who is resident or ordinarily resident in the UK for UK tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his CSR ADSs, are more than the Band Limit will generally be subject to UK capital gains tax at the flat rate of 18 per cent. in respect of any gain arising on a disposal or deemed disposal of his CSR ADSs (to the extent that, when added to the ADS Holder’s other taxable gains and income in that tax year, the gain is less than or equal to the Band Limit) and at the flat rate of 28 per cent. in respect of the remainder of the gain arising on a disposal or deemed disposal of his CSR ADSs.

No indexation allowance will be available to an individual ADS Holder in respect of any disposal of CSR ADSs. However, each individual has an annual exemption, such that UK capital gains tax is chargeable only on gains arising from all sources during the tax year in excess of this figure. The annual exemption is £10,600 for the tax year 2011-2012.

(B)	UK resident corporate ADS Holders

Where an ADS Holder is within the charge to UK corporation tax, a disposal of CSR ADSs may give rise to a chargeable gain (or an allowable loss) for the purposes of UK corporation tax, depending on the circumstances and subject to any available exemption or relief. UK corporation tax is charged on chargeable gains at the rate of UK corporation tax applicable to the company making the disposal in the accounting period of the Company in which the disposal is made.

(C)	Non-UK resident ADS Holders

Subject to the provisions summarised below in relation to temporary non-residents, ADS Holders who are not resident or, in the case of individuals, ordinarily resident in the UK for UK tax purposes and who are not carrying on a trade, profession or vocation in the UK through a branch, agency or, in the case of corporate ADS Holders, permanent establishment in connection with which their CSR ADSs are held will not generally be subject to UK tax on chargeable gains as a consequence of the disposal of their CSR ADSs.

However, a non-UK resident individual ADS Holder may be liable to UK tax on chargeable gains if, at the time of a disposal of those CSR ADSs, that ADS Holder carries on a trade, profession or vocation in the UK through a branch or agency and, at or before the time when any capital gain accrues, the CSR ADSs have been used in or for the purposes of that trade, profession or vocation or have been used, held or acquired for the purposes of that branch or agency.

In addition, an ADS Holder who is an individual and who is only temporarily resident outside the UK for the purposes of UK tax on chargeable gains at the date of a disposal of all or part of his or her CSR ADSs may, on becoming resident or ordinarily resident for UK tax purposes in the UK again, be liable to UK tax on chargeable gains in respect of disposals made while he or she was temporarily resident outside the UK.

A non-UK resident corporate ADS Holder may be liable to UK tax on chargeable gains if, at the time of a disposal of those CSR ADSs, that corporate ADS Holder carries on a trade in the UK through a permanent establishment and, at or before the time when any capital gain accrues, the CSR ADSs have been used in or for the purposes of that trade or have been used, held or acquired for the purposes of that permanent establishment.

Non-UK resident ADS Holders may be subject to foreign taxation on any gain, subject to the terms of an applicable double taxation treaty.

3.	UK stamp duty and SDRT

The issue of New Ordinary Shares to, or to a nominee or agent for, the CSR Depositary Bank, as a person whose business is or includes the issue of depositary receipts (a “Depositary Receipt System”) may give rise to SDRT at the rate of 1.5 per cent. of the consideration paid. This SDRT will be borne by the Company.

Following a recent decision of the European Court of Justice, HMRC have announced that they will not seek to apply the 1.5 per cent. SDRT charge where new shares are first issued into an EU Depositary Receipt System. In light of that announcement, it would seem that, in the view of HMRC, the 1.5 per cent. SDRT charge will continue to apply to the issue of new shares to non-EU Depositary Receipt Systems. However, a charge to SDRT at 1.5 per cent. on the issue of new shares to a non-EU Depositary Receipt System is arguably not consistent with the aforementioned decision of the European Court of Justice and the lawfulness of the charge is currently subject to challenge before the UK courts.

No SDRT will be payable in respect of a subsequent transfer of, or agreement to transfer, CSR ADSs and, in practice, no UK stamp duty should need to be paid in respect of any such transfer.

In the event that an ADS Holder exchanges his or her CSR ADSs for the underlying New Ordinary Shares, no UK stamp duty or SDRT should arise, provided that there is no change in beneficial ownership. However, subject to an exemption for certain low value transactions, any subsequent transfer on sale of New Ordinary Shares in certificated form will generally give rise to a liability, usually met by the purchaser, to ad valorem UK stamp duty at the rate of 0.5 per cent. (rounded up to the nearest multiple of £5) of the amount or value of the consideration paid. An agreement to transfer such New Ordinary Shares which is or becomes unconditional will generally give rise to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid, such SDRT generally being payable by the transferee or purchaser. The liability to SDRT will generally be cancelled, or any SDRT paid refunded, if the agreement is completed by a duly stamped transfer within six years of either the date of the agreement or, if the agreement was conditional, the date when the agreement became unconditional. A subsequent transfer of New Ordinary Shares on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid, which will be collected and accounted for to HMRC by CREST (such SDRT generally being borne by the transferee or purchaser).

The above statements are intended only as a general guide to the current UK stamp duty and SDRT position. Transfers to certain categories of person are not liable to UK stamp duty or SDRT and others may be liable at a higher rate.

PART XIII

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1.	Directors and senior management

1.1	The Directors and Company Secretary

(A)	The Directors of CSR and their current functions in the CSR Group are as follows:

Ron Mackintosh	Chairman
Joep van Beurden	Chief Executive Officer
Will Gardiner	Chief Financial Officer
Christopher Ladas	Operations Director
Kanwar Chadha	Chief Marketing Officer
James Collier	Non-Executive Director
Anthony Carlisle	Senior Independent Director
Andrew Allner	Non-Executive Director
Sergio Giacoletto-Roggio	Non-Executive Director
Teresa Vega	Non-Executive Director

(B)	Brett Gladden is CSR’s Company Secretary.

(C)	The business address of each of the Directors is Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ.

(D)	Upon Completion, the Directors and the Proposed Director of CSR and their functions in the Combined Company will be as follows:

Ron Mackintosh	Chairman
Joep van Beurden	Chief Executive Officer
Will Gardiner	Chief Financial Officer
Christopher Ladas	Operations Director
Kanwar Chadha	Chief Marketing Officer
James Collier	Non-Executive Director
Anthony Carlisle	Senior Independent Director
Andrew Allner	Non-Executive Director
Sergio Giacoletto-Roggio	Non-Executive Director
Teresa Vega	Non-Executive Director
Levy Gerzberg	Non-Executive Director

1.2	Directorships and partnerships

Save as set out below, none of the Directors or Proposed Director hold any directorships of any company, other than of those companies in the CSR Group which are subsidiaries of CSR in the case of the Directors, or companies in the Zoran Group which are subsidiaries of Zoran in the case of the Proposed Director, nor have any of the Directors or Proposed Director been a partner in a partnership at any time in the five years prior to the date of this document.

Name of CSR Director / Proposed Director	Current directorships and partnerships	Previous directorships and partnerships

Ron Mackintosh	Fidessa Group plc	Differentis 2000 Limited
	AlertMe.com Ltd	Smartstream Technologies Holdings Limited
Smartstream Trustees Limited
Mackron Limited
Northgate Information Solutions Holdings Limited
Smartstream Technologies Group Limited
Joep van Beurden	None	NexWave Inc.
Will Gardiner	None	Easynet Limited
Ipsaris Company Limited
UK Online Limited
Pavilion Internet Limited
BSkyB Telecommunications Limited
BSkyB Telecommunications Services Limited
BSkyB LLU Assets Limited
Sky Poker Limited
Technocom Limited†
Christopher Ladas	None	None
Kanwar Chadha	None	None
James Collier	Neul Limited	None
Anthony Carlisle	None	Citigate Dewe Rogerson Limited
Andrew Allner	The Go-Ahead Group plc	RHM Limited
	Northgate plc	J.A. Sharwood & Co., Limited
	Marshalls plc	McDougalls Foods Limited
	AZ Electronic Materials SA	RHM Pension Services Limited
Teresa Vega	Cambridge Broadband Networks Limited
Tevaria UK Limited
Arieso Limited
ip.Access Limited
Sergio Giacoletto-Roggio	Logica plc	Oracle Corporation
Colt SA
Telepo AB
Levy Gerzberg	Zoran Corporation Consumer Electronics Association	None

†	Companies dissolved by way of voluntary and solvent liquidation

1.3	Profiles of the Directors and the Proposed Director

Ron Mackintosh

Mr Mackintosh (age 62), Chairman, has served as a non-executive director since May 2004 and was appointed Chairman with effect from 2 May 2007. Mr Mackintosh is a non-executive director of software company Fidessa Group plc and non-executive chairman of AlertMe.com Ltd. Mr Mackintosh has held a number of senior executive positions in European technology companies. Between 1992 and 2000, Mr Mackintosh was Chief Executive of Computer Sciences Corporation’s (CSC) European business, which had revenues of $2.5 billion. He is also a former director of Gemplus SA, and the former chairman of each of Smartstream Technologies Ltd, Northgate Information Solutions plc and also of Differentis, a privately owned IT consultancy, which he co-founded in July 2000. Mr Mackintosh is Chairman of the Nomination Committee and a member of the Remuneration Committee.

Joep van Beurden

Mr van Beurden (age 51), Chief Executive Officer, was appointed Chief Executive Officer on 1 November 2007. Prior to joining CSR, Mr van Beurden was Chief Executive of NexWave Inc., a provider of embedded software solutions for the consumer electronics market based in France. Before joining NexWave, Mr van Beurden held senior positions at Canesta Inc., a fabless semiconductor company in San Jose, California and Philips Components also in San Jose. Prior to that, Mr van Beurden had worked for five years for management and strategy consultants McKinsey & Company in Amsterdam. Mr van Beurden has also worked as a crude oil trader for Royal Dutch Shell in Rotterdam and lectured in Physics and Electronics at the University of Zambia. In January 2009, Mr van Beurden was appointed a director of the Global Semiconductor Alliance (GSA), a not-for-profit organisation supporting collaboration, supply chain integration and innovation in the global semiconductor industry. In December 2009 the GSA appointed Mr van Beurden as a Vice Chairman. Mr van Beurden holds a Masters degree in Applied Physics from Twente University of Technology in Enschede, The Netherlands.

Will Gardiner

Mr Gardiner (age 47), Chief Financial Officer, joined CSR as Chief Financial Officer in June 2008. Prior to joining CSR, Mr Gardiner was Finance Director for Technology and Enterprise at BSkyB plc. Before its acquisition by BSkyB in 2006, Mr Gardiner had since 2001 been CFO of Easynet Group plc, a pan-European broadband telecoms company. Between 1991 and 2001, Mr Gardiner held a number of senior roles within JPMorgan’s investment banking division, specialising in the telecoms and technology sectors. Mr Gardiner has a BA from Harvard College and MA from Johns Hopkins University.

Christopher Ladas

Mr Ladas (age 66), Operations Director, was appointed a director of CSR on 1 January 2008. He has served as CSR’s Executive Vice President, Operations since May 2000. Between January 1996 and May 2000, Mr Ladas served as the vice president of operations at Micro Linear Corporation. Prior to 1996, Mr Ladas held several managerial and technical positions at National Semiconductor, Fairchild, Harris, Sperry, Motorola and Signetics. Mr Ladas holds a B.S. in Chemistry from Arizona State University, US. He is also a member of the Institute of Electrical and Electronics Engineers and a member of the Europe, Middle East and Africa Leadership Council of the Global Semiconductor Alliance.

Kanwar Chadha

Mr Chadha (age 51), Chief Marketing Officer joined CSR on 26 June 2009, following the acquisition of SiRF where he was a founder, head of marketing and a member of the board of directors. Mr Chadha has over 25 years of experience in various marketing and management positions. Prior to founding SiRF, Mr Chadha served as general manager of the multimedia group and director of strategic marketing at S3 Inc., where he led the development of innovative audio and video processing technologies. Before joining S3 Inc., Mr Chadha co-founded AQuesT Inc., a developer of multimedia and 3D graphics acceleration products and served as its chairman. Prior to his entrepreneurial ventures, he served at Intel in various product marketing positions, including product line manager for the i860 RISC processor and floating point co-processors 8087/287/387. Mr Chadha received his B.Tech. in electrical engineering from the Indian Institute of Technology, New Delhi and later his MS in CIS from the University of Pennsylvania simultaneously with an MBA from the Wharton School of Business at the University of Pennsylvania.

James Collier

Mr Collier (age 52), a non-executive director, co-founded the Company in 1999. He served as CSR’s Chief Technical Officer from 1999 and following public listing of CSR plc in March 2004 as an executive director until 31 August 2010. Mr Collier is currently Chief Executive of Neul Ltd, a mobile wireless data service provider, which he founded in September 2010. Mr Collier has over 25 years of experience of working in companies developing and supplying advanced technology concepts and products with executive and technical positions at Cambridge Consultants Ltd where he worked between 1984 and 1999 and prior to that at Schlumberger. Mr Collier has a degree in Physics from the University of Oxford.

Anthony Carlisle

Mr Carlisle (age 64), a non-executive director and CSR’s Senior Independent Director, was appointed a non-executive director of CSR in July 2005 and was appointed as Senior Independent Director on 27 May 2009. He is also a member of CSR’s Audit, Remuneration and Nomination committees. Mr Carlisle is the Chief Executive of Citigate Dewe Rogerson Consultancy. He has over 30 years experience in marketing and communications, advising major companies in the UK and internationally. He holds a BA in Economics.

Andrew Allner

Mr Allner (age 57), a non-executive director, joined CSR as a non-executive director on 1 October 2008. Mr Allner was appointed Chairman of the Audit Committee on 27 May 2009 and is also a member of the Remuneration and Nomination Committees. Mr Allner is currently Chairman of Marshalls plc, and also serves as non-executive director and Chairman of the Audit Committee at AZ Electronic Materials SA, The Go-Ahead Group plc and Northgate plc. Mr Allner was Group Finance Director of RHM plc, taking a lead role in its flotation in July 2005 on the London Stock Exchange. Prior to joining RHM plc, Mr Allner was CEO of Enodis PLC. Mr Allner has also served in senior executive positions with Dalgety PLC, Amersham International PLC and Guinness PLC. He is a former partner of Price Waterhouse and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is a graduate of the University of Oxford.

Teresa Vega

Ms Vega (age 57), a non-executive director, joined CSR as a Non-Executive Director on 27 October 2010. Ms Vega has over 30 years of experience gained working in the technology and telecommunications industries for leading global companies, including Motorola Inc., where she served as senior vice president between June 2005 and July 2007, leading their global CDMA handset business, and Lucent Technologies Inc., where she served as Chief Operating Officer of the wireless infrastructure unit. In each of these organisations, Ms Vega led and built multi-billion dollar divisions and spearheaded major product launches. Between 2002 and 2005, Ms Vega also served as Group President, Wireless Cable and Emerging Markets at Telecordia Technologies Inc., a leading global provider of telecommunications software and services for network operators. Ms Vega is presently non-executive chairman of UK-based Cambridge Broadband Networks Limited, and also is non-executive chairman of Arieso Ltd (Newbury UK). More recently she has been appointed as non-executive chairman of ip.access Limited, also based in Cambridge.

Sergio Giacoletto-Roggio

Mr Giacoletto-Roggio (age 61), a non-executive director, joined CSR as a non-executive director in January 2007. He is Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees. In December 2008, Mr Giacoletto-Roggio retired from Oracle Corporation, where he had been executive vice president of Oracle Corporation, Europe, Middle East and Africa and a member of Oracle’s executive committee. Prior to joining Oracle in 1997, Mr Giacoletto-Roggio was President, value added services at AT&T, before which he spent 20 years with Digital Equipment Corporation in various senior management and executive roles. Mr Giacoletto-Roggio has served on multiple company boards and IT industry associations. He is currently a non-executive director of Colt SA, chairman of Telepo SA and non-executive director and the senior independent director of Logica plc. Mr Giacoletto-Roggio holds a Masters in Computer Science from the University of Turin.

Dr Levy Gerzberg

Dr Levy Gerzberg was a co-founder of Zoran in 1981 and has served as its President and Chief Executive Officer since 1988 and as a director since 1981. Dr. Gerzberg also served as Zoran’s President from 1981 to 1984 and as its Executive Vice President and Chief Technical Officer from 1985 to 1988. Prior to co-founding Zoran, Dr. Gerzberg was Associate Director of Stanford University’s Electronics Laboratory. Dr. Gerzberg holds a Ph.D. in Electrical Engineering from Stanford University and an M.S. in Medical Electronics and a B.S. in Electrical Engineering from the Technion-Israel Institute of Technology in Haifa, Israel.

1.4	Confirmations

As at the date of this document, no Director or Proposed Director has during the last five years:

(A)	any convictions relating to fraudulent offences;

(B)	except as indicated in paragraph 1.2 above, been associated with any bankruptcies, receiverships or liquidations acting in the capacity of any of the positions set out against the name of the Director or Proposed Director in paragraph 1.2 above;

(C)	been subject to any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies); or

(D)	been disqualified by a court from acting as a member of the administrative management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

1.5	Conflicts of Interest

No Director or Proposed Director has any actual or potential conflicts of interest between any of his duties to the Company and his private interests and/or other duties.

1.6	Interests of the Directors and the Proposed Director

(A)	Issued share capital

Set out below are the interests of the Directors and the Proposed Director in the issued share capital of the Company, including the interests of persons connected (within the meaning of Section 96B of FSMA) with the Directors and the Proposed Director for the purposes of DTR 3.1.2 of the Disclosure Rules and Transparency Rules, as notified to the Company pursuant to DTR 3.1.2 (or which would, if such Proposed Director were a Director, be required to be notified to the Company pursuant to DTR 3.1.2) together with such interests as are expected to subsist immediately following Admission.

The following table has been prepared on the basis of the information available as at 2 August 2011 (being the latest practicable date prior to the publication of this document).

	Number of Ordinary Shares as at 2 August 2011		Number of Ordinary Shares immediately following Admission
Director	Number of shares	Percentage of issued share capital of CSR	Number of shares	Percentage of fully diluted share capital of the Combined Company
Ron Mackintosh	125,000	0.073	125,000	0.062
Joep van Beurden	145,000	0.085	145,000	0.072
Will Gardiner	148,409	0.087	148,409	0.074
Christopher Ladas	86,234	0.051	86,234	0.043
Kanwar Chadha	871,337	0.511	871,337	0.435
James Collier	1,123,846	0.659	1,123,846	0.561
Anthony Carlisle	4,000	0.002	4,000	0.002
Andrew Allner	5,700	0.003	5,700	0.003
Sergio Giacoletto-Roggio	5,000	0.003	5,000	0.002
Teresa Vega	0	0	0	0.000
Dr Levy Gerzberg	0	0	120,737	0.060

Total	2,514,526	1.474	2,635,263	1.316

(B)	Share options and awards

As at 2 August 2011 (being the latest practicable date prior to the publication of this document), the following Directors had interests in the following options and awards relating to Ordinary Shares under the CSR Share Schemes:

Name of Director	Scheme	Number of Ordinary Shares	Exercise Price £	Date from which exercisable	Expiry Date

Joep van Beurden	Performance Award	113,065	0.001	12 Mar 2012 (v)	12 Mar 2019

	Performance Award	163,766	0.001	15 Mar 2013 (vii)	15 Mar 2020

	CSOP	144,057	2.0825	12 Mar 2012 (vi)	12 Mar 2019

	CSOP	165,186	4.843	15 Mar 2013 (viii)	15 Mar 2020

	SAYE	5,538	1.625	16 May 2012 (iv)	31 Oct 2012

Will Gardiner	Performance Award	109,296	0.001	12 Mar 2012 (v)	12 Mar 2019

	CSOP	139,255	2.0825	12 Mar 2012 (vi)	12 Mar 2019

	SAYE	5,538	1.652	16 May 2012 (iv)	31 Oct 2012

	Performance Award	123,480	0.001	15 Mar 2013 (vii)	15 Mar 2020

	CSOP	124,550	4.843	15 Mar 2013 (viii)	15 Mar 2020

Name of Director	Scheme	Number of Ordinary Shares	Exercise Price £	Date from which exercisable	Expiry Date

Christopher Ladas	CSOP	67,000	2.000	26 Feb 2007 (ii)	26 Feb 2014

	CSOP	20,600	3.210	5 May 2008 (iii)	5 May 2015

	Performance Award	81,682	0.001	12 Mar 2012 (v)	12 Mar 2019

	CSOP	104,072	2.0825	12 Mar 2012 (vi)	12 Mar 2019

	Performance Award	43,909	0.001	15 Mar 2013 (vii)	15 Mar 2020

	CSOP	59,054	4.843	15 Mar 2013 (viii)	15 Mar 2020

Kanwar Chadha	Performance Award	70,000	0.001	4 Aug 2012 (v)	4 Aug 2019

	CSOP	138,071	4.279	4 Aug 2012 (vi)	4 Aug 2019

	SiRF Options (i)	57,643	3.29	26 Jun 2009	17 Dec 2011

	SiRF Options (i)	37,049	3.29	26 Jun 2009	26 Nov 2011

	SiRF Options (i)	100,997	10.28	26 Jun 2009	14 Dec 2014

	SiRF Options (i)	11,856	20.67	24 Apr 2011	29 Apr 2013

	SiRF Options (i)	37,050	4.62	24 Apr 2010	29 Apr 2014

	Performance Award	53,209	0.001	15 Mar 2013 (vii)	15 Mar 2020

	CSOP	59,054	4.843	15 Mar 2013 (viii)	15 Mar 2020

Note (i): SiRF Options and Awards are replacement options rolled over from the acquisition of SiRF Technology Holdings, Inc. at a conversion ratio and exchange rate specified in the SiRF merger agreement. The vesting of each of these grants is not subject to the fulfilment of performance conditions, which is consistent with the prevailing rules of the schemes under which the grants were made.

Note (ii): Options granted to Directors under the CSOP scheme in 2004 vest after three years and have certain performance criteria attached. The options vest in proportions from 10 per cent. - 100 per cent. dependent upon the EPS achieved by the CSR Group for the year ended 31 December 2006, the target EPS is in the range US$0.17 to US$0.26. Thereafter the option may be exercised for the rest of its ten year life without further test. The performance condition was satisfied and the options have vested.

Note (iii): Options granted under the CSOP scheme vest after three years and have certain performance criteria attached. For options to vest, the EPS growth must be greater than the growth in the RPI plus a compound 4 per cent. per annum over a fixed period of three financial years beginning in January 2005. The performance condition was satisfied and the options have vested.

Note (iv): Options granted under the SAYE scheme vest after three years and must be exercised within 6 months of vesting date.

Note (v): Performance Awards granted under the scheme in 2009 are subject to a three year vesting period and have performance criteria attached. No options will vest if the compound EPS growth is less than 7.5 per cent. growth per annum, adjusted for RPI. 30 per cent. vests for a compound growth of 7.5 per cent. per annum, adjusted for RPI and full vesting occurs for a compound EPS growth of 15 per cent. per annum adjusted for RPI. Share awards vest on a straight line basis for a compound EPS growth between 7.5 per cent. and 15 per cent. adjusted for RPI.

Note (vi): Grants made in 2009 under the CSOP scheme are subject to a three year vesting period and have a performance condition attached. This is based on the relative Total Shareholder Return (“TSR”) of the Company against a basket of comparator companies established at the start of the vesting period. The shares vest in proportions from 30 per cent. to 100 per cent. dependent on the Company’s TSR against that basket of comparator companies.

Note (vii): Performance Awards granted under the scheme in 2010 are subject to a three year vesting period and have performance criteria attached linked to meeting a specific EPS target. No options will vest if an EPS of less than 58 cents is achieved. 20 per cent. vests for an EPS of 58 cents and full vesting occurs for an EPS of 70 cents. Share awards vest on a straight line basis for EPS of between 58 and 70 cents.

Note (viii): Grants made in 2010 under the CSOP scheme are subject to a three year vesting period and have a performance condition attached. This is based on the relative TSR of the Company against a basket of comparator companies established at the start of the vesting period. The shares vest in proportions from 30 per cent. to 100 per cent. dependent on the Company’s TSR against that basket of comparator companies.

The Proposed Director does not have any interests in the issued share capital of the Company or options and awards relating to Ordinary Shares under the CSR Share Schemes as at 2 August 2011 (being the latest practicable date prior to the publication of this document). However, Dr Levy Gerzberg is entitled to certain options and awards under the various employee benefit programmes and plans maintained by Zoran which will be assumed by CSR on Completion (as set out in paragraph 7 of Part I (Information on the Transaction) of this document):

Stock Option Grant Date	Number of Zoran Shares underlying unexercised options (vested as of 30 June 2011)	Number of Zoran Shares underlying unexercised options (unvested as of 30 June 2011)	Option Exercise Price ($)	Option Expiration Date
10/22/08	42,375	—	$14.6900	8/9/2012 (1)
12/29/06	178,125	—	$14.6900	8/9/2012 (1)
7/15/03	15,572	—	$24.7800	7/15/2013 (1)
7/15/03	304,679	—	$24.7800	7/15/2013 (1)
8/19/05	180,000	—	$13.5900	8/19/2015 (1)
4/26/07	100,000	—	$19.7800	4/26/2017 (1)
4/23/08	91,042	23,958	$14.2100	4/23/2018 (2)
4/30/09	142,188	120,312	$8.9400	4/30/2019 (2)
4/28/10	58,479	142,021	$9.8600	4/28/2020 (2)
5/10/11	—	350,000	$8.6300	5/10/2021 (3)

(1)	Option is fully vested and exercisable as of 30 June 2011.
(2)	Option vests over four years from the grant date: 25 per cent. of the shares vesting one year from the grant date, and 1/48th of the shares vesting each month thereafter. Options will vest as a result of the Transaction.
(3)	Option vesting is the same as in note (2); however, the option will not vest solely as a result of the Transaction.

Save as disclosed in this paragraph 1.6, none of the Directors or Proposed Director or any person connected (within the meaning of Section 96B of FSMA) with the Directors or the Proposed Director has any interest, beneficial or non-beneficial in the share capital of CSR.

No Director or Proposed Director has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of CSR and which was effected by CSR during the current or immediately preceding financial year and which remains in any respect outstanding or unperformed.

There are no outstanding loans granted by CSR or any member of the CSR Group to any of the Directors or the Proposed Director nor has any guarantee been provided by CSR or any member of the CSR Group for their benefit.

2.	Executive Directors’ service contracts

2.1	The following Directors have service contracts with the Company on the following terms:

Name	Date of contract	Notice period by CSR (months)	Notice period by Director (months)
Joep van Beurden	29 September 2007	12	6
Will Gardiner	27 February 2008	12	6
Chris Ladas	12 December 2007	12	6

It is CSR’s policy that executive directors should have contracts of an indefinite term. Each of the Directors named in the table above have a service contract which is subject to one year’s notice from CSR. Each of Mr van Beurden, Mr Gardiner and Mr Ladas has a service agreement requiring them to give six months’ notice to CSR. Mr Chadha is subject to six months’ notice from the Company and is required to give three months’ notice to CSR.

In the event of termination, a director would be entitled to a payment not exceeding one year’s remuneration. In an appropriate case, CSR would have regard to the departing director’s duty to mitigate against costs to it.

In the case of Mr Ladas, CSR may also terminate his service contract at any time by paying him a lump sum equal to his basic annual salary. CSR may terminate (i) Mr Gardiner’s service contract at any time by paying Mr Gardiner a lump sum equal to his basic annual salary and other contractual benefits (excluding bonus), and (ii) Mr van Beurden’s service contract by paying Mr van Beurden a lump sum equal to his basic annual salary (including bonus and benefits).

All service contracts provide that, in addition to their basic salary, each of the Directors, at the discretion of CSR, is entitled to participate in a bonus scheme (subject to personal and Company performance) operated by CSR from time to time and other benefits (including, for example, sick pay, holidays, health insurance, death benefit, medical insurance and contributions to pension schemes).

Each of Ron Mackintosh, Joep van Beurden, Will Gardiner, Christopher Ladas, James Collier, Anthony Carlisle, Andrew Allner, Sergio Giacoletto-Roggio and Teresa Vega is restricted from soliciting customers, suppliers or employees of CSR and engaging in the business of, among other things, the design, manufacture, sale, production and supply of technology systems, devices and products for short range RF digital data communication in the ISM Bands and the research, development, design, production or supply activities in connection with such technology or with RF or base band systems (in each case limited to products or services in which the Director was involved in the course of his employment) for a period of 12 months following cessation of his employment.

Save as disclosed above, there are no existing service contracts between any Director and any member of the CSR Group which provide for benefits upon termination of employment.

2.2	Pensions

Mr van Beurden and Mr Ladas are members of the Cambridge Silicon Radio Retirement Benefits Scheme which is an HMRC approved money purchase (defined contribution) scheme operated for eligible employees in the United Kingdom. Mr Gardiner has established his own Self Invested Pension Plan to which CSR contributes. Mr Chadha is a member of the US 401-K plan which is CSR’s pension plan for eligible employees in the US.

Contributions paid or accrued by CSR in respect of the Directors during FY 2010 were as follows:

Director	US$
Joep van Beurden	87,387
Will Gardiner	65,895
James Collier[12]	41,119
Chris Ladas	24,960
Kanwar Chadha	8,195

Total	227,556

12	James Collier stepped down from his position as an executive director as of 1 September 2010 but remains on the CSR Board as a non-executive director. The payments stated are for the period 2 January 2010 to 31 August 2010.

Other than basic salary, no element of the Directors’ remuneration is pensionable.

3.	Non-Executive Directors’ letters of appointment

3.1	The following Directors have entered into letters of appointment with CSR, details of which are as follows:

Name of Director	Date of letter of appointment	Term of appointment	Notice period by Company	Notice period by Director

Andrew Allner	23 September 2008	3 years	90 days	90 days

Anthony Carlisle	5 July 2011	3 years	90 days	90 days

James Collier	21 July 2010	3 years	90 days	90 days

Sergio Giacoletto-Roggio	4 January 2010	3 years	90 days	90 days

Ron Mackintosh	30 April 2010	3 years	180 days	180 days

Teresa Vega	27 October 2010	3 years	90 days	90 days

All non-executive directors have specific terms of engagement provided in formal letters of appointment and their remuneration is determined by the Board within the limits set by the Articles and based on independent surveys of fees paid to non-executive directors of similar companies. The fees for non-executive directors are considered each year. The non-executive directors are appointed for a three year fixed term, subject to re-appointment by the CSR Shareholders.

The terms and conditions of appointment are available for inspection at the Company’s registered office during normal business hours on request to the Company Secretary and up to 15 minutes prior to and at the CSR Annual General Meeting.

The most recent formal review of fees of the non-executive directors and the Chairman was conducted in February 2010. It was determined that the basic fee paid to non-executive directors would increase to £45,000. It was also agreed that the fee payable to Mr Carlisle in his capacity as Senior Independent Director would be adjusted by the payment of a further £8,500 (previously £5,500), to Mr Allner in his capacity as chairman of the audit committee by payment of a further £9,000 (previously £6,000) and to Mr Giacoletto-Roggio in his capacity as chairman of the remuneration committee £8,700 (previously £5,700). The fee payable to Mr Mackintosh, as Chairman of the CSR Board was increased to £180,000.

Non-executive directors do not receive any bonus, do not participate in awards under the Company’s share schemes and are not eligible to join the Company’s pension scheme.

In accordance with the provisions of the UK Corporate Governance Code, all non-executive directors will be standing for re-election at each annual general meeting. Being non-executive directors, they do not have service contracts.

4.	Proposed Director’s employment agreement

4.1	CSR intends to enter into a letter of appointment with Dr Levy Gerzberg on terms in accordance with good corporate governance practice.

4.2	As at the date of this document, the Proposed Director does not have a service contract with CSR.

4.3	CSR has entered into a services and separation agreement with Dr Levy Gerzberg in relation to the services which the Proposed Director will perform in addition to his duties as a non-executive director of the Company. This agreement is governed by the laws of California and is conditional on Completion. Dr Levy Gerzberg’s employment with the Zoran Group will terminate as of Completion and he will then be invited to join the board of the Combined Company as a non-executive director. Under the agreement, Dr Levy Gerzberg will assist in the transition and integration of Zoran’s operations into the Company’s organisation in the nine month period following Completion.

5.	Analysis of Directors’ emoluments

5.1	An analysis of emoluments or fees of the Directors serving during the year, for FY 2009 and FY 2010 were as follows:

Name of director	Fees/Basic salary $	Benefits-in-kind $	Annual bonuses $	Other emoluments* $	2010 total $	2009 total
Executive
J D Y Collier**	293,710	3,878	—	—	297,588	884,470
J A J van Beurden	624,193	4,413	349,463	—	978,069	1,305,050
C A Ladas¥	312,000	25,928	135,765	508,130	981,823	1,110,177
D D W Gardiner	470,679	1,292	263,495	—	735,466	990,401
K Chadha‡	313,350	19,798	135,765	—	468,913	257,230

Non-executive
D L Tucker *	—	—	—	—	—	42,743
J D Y Collier **	24,014	—	—	—	24,014	—
R W Mackintosh	280,919	—	—	—	280,919	327,382
A E C G Carlisle	83,505	—	—	—	83,505	86,996
S Giacoletto-Roggio	83,817	—	—	—	83,817	91,859
A J Allner	84,285	—	—	—	84,285	87,552
T Vega	12,884	—	—	—	12,884	—
D Banatao ▲	58,195	—	—	—	58,195	41,194

Total	2,641,551	55,309	884,488	508,130	4,089,478	5,225,054

The salary and fees of Mr Ladas, Mr Banatao and Mr Chadha were paid in US dollars.
The salary and fees for other directors were paid in Pounds Sterling but, denominated in US dollars for reporting purposes, consistent with the accounting policies of the Company.
*	Mr Tucker stood down from the CSR Board on 27 May 2009.
¥	Other emoluments represents the cost met by the Company for travel to the UK and temporary residence of Mr. Ladas, a US citizen and resident in California, in connection with the performance of his duties. The benefits are consistent with those provided to Mr Ladas prior to his appointment as an executive director. Mr Ladas heads the Operations function of the CSR Group, a post he has held since 2000 and he is responsible for managing the manufacture and supply of the Company’s products in which capacity he is required to undertake extensive travel around the world.
▲	Mr Banatao stood down from the CSR Board on 26 October 2010.
**	Mr Collier stood down as executive director on 1 September 2010 and became a non-executive director as at the same date.
‡	Following the decision of Mr Chadha to waive his entitlement to a cash bonus, subsequent to February 2010, the CSR Remuneration Committee determined to allot Mr Chadha 16,580 Existing Ordinary Shares, in the form of restricted shares, which, subject to remaining an employee as at 1 March 2011 were transferred to Mr Chadha on 1 March 2011. There are no further performance conditions applying to the transfer of the restricted shares and Mr Chadha may elect to hold or sell the shares.

5.2	Other than as described above, no emoluments were paid or granted to any of the Directors (including in respect of bonus, pension or any other benefits).

5.3	Service contracts for all executive Directors and letters of appointment for all Non-executive Directors are available for inspection as described in paragraph 12 of Part XIV (Additional Information).

6.	Analysis of Proposed Director’s emoluments

6.1	An analysis of emoluments or fees of the Proposed Director serving during the year, for FY 2009 and FY 2010 were as follows:

Name of director	Fees/ Basic Salary $	Benefits- in-kind $	Annual bonuses $	Other emoluments* $	2010 total $	2009 total $
Executive
L. Gerzberg	420,000	984,996	—	2,594	1,407,590	1,614,540

Total	420,000	984,996	—	2,594	1,407,590	1,614,540

6.2	Other than as described above, no emoluments were paid or granted to the Proposed Director (including in respect of bonus, pension or any other benefits).

7.	Board Practices

7.1	Corporate governance

The CSR Board and the Proposed Director are fully committed to high standards of corporate governance and corporate responsibility throughout the Combined Company. The CSR Board and the Proposed Director support the principles of corporate governance contained in the UK Corporate Governance Code. The UK Corporate Governance Code sets out the governance rules which apply to all UK companies which are listed on the London Stock Exchange.

As at the date of publication of this document, other than the provision relating to the balance of executive and non-executive directors on the CSR Board, CSR has complied with the provisions of the UK Corporate Governance Code. As disclosed in the Corporate Governance report for FY 2010, notwithstanding the non-compliance with the provisions of the UK Corporate Governance Code, the CSR Board remained satisfied that an appropriate balance of skills and experience has been in place to enable the CSR Board to perform its responsibilities effectively. An overview of the balance of skills and experience on the CSR Board is given in the Annual Report and Accounts for FY 2010.

CSR has established processes and procedures in place for the identification and, where possible, the mitigation of risks. A more detailed explanation is set out on pages 20 to 21 (“Management of Risk”) and pages 50 to 52 (“Corporate Governance”) of the Directors’ report in the 2010 Annual Report and Accounts for FY 2010.

7.2	Committees

(A)	Audit Committee

The current members of CSR’s Audit Committee are Mr Allner (chairman), Mr Giacoletto-Roggio and Mr Carlisle. All are non-executive directors determined by the CSR Board to be independent in accordance with the UK Corporate Governance Code. Appointments to the Committee are made by the CSR Board on the recommendation of the Nomination Committee. Mr Mackintosh, chairman of the CSR

Board, attends meetings of the Committee by invitation. The Committee also invites the Chief Executive Officer, Chief Financial Officer, internal auditor and senior representatives of the external auditors to attend meetings as appropriate to the business being considered. In addition, the Committee has the right to invite any other employees to attend meetings where this is considered appropriate.

The Committee operates under defined terms of reference available for inspection at the Company’s registered office and on the Company’s website. The Committee is responsible for the development, implementation and monitoring of CSR’s policy on external audit and for overseeing the objectivity and effectiveness of the auditors. The Committee monitors the conduct of the statutory audits of the consolidated reports and financial statements of the CSR Group. This includes consideration of the areas of focus of the audits in conjunction with the external auditors and assessment of their findings and recommendations, where relevant.

The Committee recommends the appointment and re-appointment of the CSR Group’s external auditors and considers the scope of their audit work, the terms of their appointment, their fees and the cost effectiveness of their work.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Committee has a policy of permitted services which details the services that can be provided by the CSR Group’s auditors and those services which require specific approval by the Committee. The policy also details services that the CSR Group’s auditors are not permitted to provide.

The Committee reviews all proposed announcements to be made by the CSR Group to the extent they contain financial information. The Committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and ensuring that an effective system of internal financial and non-financial controls is maintained. The Committee also monitors and reviews the effectiveness of the CSR Group’s internal control systems, procedures for handling allegations from whistleblowers, accounting policies and practices, risk management procedures and compliance controls, as well as the statement on internal controls before they are agreed by the CSR Board for each year’s annual report.

The Committee monitors and reviews the effectiveness of the internal audit function, approving the annual internal audit plan, and thereafter reviewing reports on the results of internal audit work which has been conducted. These reports also update the Committee on the progress in addressing any recommendations that have been made arising from the audits which have been conducted.

(B)	Remuneration Committee

The current members of CSR’s Remuneration Committee are Mr Giacoletto-Roggio (chairman), Mr Carlisle, Mr Mackintosh and Mr Allner. Each of Mr Giacoletto-Roggio, Mr Carlisle and Mr Allner are non-executive Directors determined by the CSR Board to be independent in accordance with the UK Corporate Governance Code. Mr Mackintosh is chairman of the CSR Board and was considered by the CSR Board to be independent of management at the time of his appointment to the CSR Board and as chairman. Appointments to the committee are made by the CSR Board, with the chairman of the Committee being recommended by the Nomination Committee.

The Committee operates under defined terms of reference available for inspection at the Company’s registered office and on the Company’s website and its principal function is to establish and review the terms and conditions for the executive directors and the overall policy framework for the remuneration of other senior executives and the CSR Group as a whole.

The Committee’s principal duties include the following:

•	to determine the participation of the executive directors in any discretionary employee share or other incentive schemes operated by CSR;

•	to review the design and implementation of all share incentive plans and ask the CSR Board, when appropriate, to seek shareholder approval for any long term incentive arrangements;

•	to determine targets for any performance-related payments for executive directors and individual incentives for executive directors;

•	to determine the policy for, and scope of, pension arrangements for executive directors;

•	to determine the policy for, and scope of, any termination payments and the severance terms for executive directors;

•	to make recommendations to the CSR Board on the framework for the remuneration of such members of the CSR Group’s executive management as it is designated to consider and its cost; and

•	to prepare and submit to the CSR Board a draft report on remuneration to be considered and approved by the CSR Board.

The Committee is authorised to obtain outside legal or other independent professional advice, including the advice of independent remuneration consultants, and to secure the attendance of external professional advisers at its meetings if it considers this necessary. In accordance with the Committee’s terms of reference, no director may participate in discussions relating to his or her own terms and conditions of service or remuneration.

(C)	Nomination Committee

The current members of the Company’s Nomination Committee are Mr Mackintosh (chairman), Mr Carlisle, Mr Giacoletto-Roggio and Mr Allner. Each of Mr Giacoletto-Roggio, Mr Carlisle and Mr Allner are non-executive Directors determined by the CSR Board to be independent in accordance with the UK Corporate Governance Code. Mr Mackintosh is chairman of the CSR Board and was considered by the CSR Board to be independent of management at the time of his appointment to the CSR Board and as chairman. The members of the Committee and the chairman of the Committee are appointed from time to time by the CSR Board.

The Committee operates under defined terms of reference and its principal responsibilities include meeting as appropriate to consider appointments to the CSR Board and to consider succession planning at senior levels within CSR. The Committee reviews the composition of the CSR Board, particularly in relation to the diversity of skills, experience and terms of office and seeks to ensure that both executive and non-executive directors have the necessary skills and attributes for the future success of the CSR Group. The Committee retains external search consultants as appropriate.

The Committee is authorised to obtain outside legal or other independent professional advice and to secure the attendance of external professional advisers at its meetings if it considers this necessary.

8.	Employees

8.1	CSR Group

The following table details the employee numbers for the CSR Group as at end of each of FY 2008, FY 2009, FY 2010 and the six months ended 1 July 2011, including a breakdown of persons employed by geographical location.

	Six months ended 1 July 2011	FY 2010	FY 2009	FY 2008
UK	714	702	622	617
India	175	169	102	73
USA	307	290	275	62
Sweden	5	19	21	52
Denmark	40	43	41	51
South Korea	52	43	39	31
Taiwan	42	41	36	31
Japan	31	30	26	22
France	37	37	27	20
China	191	171	152	16
Singapore	11	9	7	0
Total	1,605	1,554	1,348	975

The following table details the average monthly employee numbers for the CSR Group for FY 2008, FY 2009, FY 2010 and the six months ended 1 July 2011 by category of activity:

	Six months ended 1 July 2011	FY 2010	FY 2009	FY 2008
R&D	1,097	1,052	811	697
Sales and marketing	280	260	238	240
General and administrative	241	151	118	112
Total	1,618	1,463	1,167	1,049

8.2	Zoran Group

The following table details average employee numbers for the Zoran Group for FY 2008, FY 2009 and FY 2010 including a breakdown of persons employed by main category of activity:

	Six Months ended 30 June 2011	FY 2010	FY 2009	FY 2008
R&D	636	672	550	634
Sales and marketing	608	647	543	616
Finance, Human Resources, Information Systems, Legal and Administration	145	163	116	128
Manufacturing Control and Quality Assurance	47	50	34	33
Total	1,436	1,532	1,243	1,411

9.	Pensions

The CSR Group operates a defined contribution retirement benefit scheme for all qualifying employees. The total cost recorded in the income statement of US$7,231,000 represents contributions payable to this scheme by the CSR Group at rates specified in the rules of the plan. As at 31 December 2010, contributions of US$nil (1 January 2010: US$nil) due in respect of the current reporting period had not been paid over to the scheme.

10.	CSR Share Schemes

10.1	CSR has five share option plans: the Global Share Option Plan, the CSR plc Share Option Plan (“CSOP”), an HMRC approved SAYE Share Option Scheme, the CSR Share Award Plan and the CSR plc Employee Share Purchase Plan.

The Global Share Option Plan was established prior to CSR’s flotation and the plan is closed for the purpose of any new awards. Under the CSOP, established in 2004, awards are made to executive directors and other employees at the discretion of the Remuneration Committee. The awards are subject to a specified retention period and the requirement that, subject to certain mitigating factors, the participant is an employee at the end of the retention period. CSR’s policy is to grant options to executive directors up to a maximum of 200 per cent. of salary, taking into account individual performance. The Remuneration Committee also has the discretion to grant awards at a higher proportion of basic salary, which, in exceptional circumstances only, such as recruitment of a new executive or key employee, could be up to 400 per cent. of basic salary. It is proposed that these limits should be revised in accordance with the Notice of General Meeting and the accompanying explanation set out in the Circular.

Under the HMRC approved SAYE Share Option Scheme, options may be granted to eligible employees at a discount of up to 20 per cent. of market value. Executive directors are eligible to participate in the SAYE Share Option Scheme.

At the Annual General Meeting held in May 2005, CSR Shareholders approved the introduction of a Share Award Plan called the CSR Share Award Plan. Awards are made to executive directors and other employees at the discretion of the Committee.

Set out at paragraphs 10.2 to 10.8 below are the principal features of the CSR Share Schemes.

10.2	Global Share Option Plan

(A)	Administration

The Global Share Option Plan is administered by the Directors who may delegate administration of the plan to a committee of at least two members.

(B)	Eligibility

Any employee of any member of the CSR Group is eligible for the Global Share Option Plan.

(C)	Grant of options

Options may be granted by CSR or any member of the CSR Group on the instructions of the Directors. Options are personal to the participant to whom they are granted and shall not be transferable without prior written agreement of the remuneration committee of the grantor.

(D)	Option price

The price payable for each share subject to an option award shall be determined on the occasion of each grant and shall not be less than the nominal value of the share. Participants are not required to pay for the grant of an option award.

(E)	Vesting of options

Options will normally be exercisable in whole or in part at any time between the date when some or all of the Ordinary Shares under the options become capable of being exercised and the tenth anniversary of the date on which the option was granted.

The vesting of options granted to participants may be conditional upon (i) the performance of CSR, the CSR Group or the participant over a period and measured against such objective criteria as shall be notified to the participant when the option is granted (“Performance-Related Option”) and/or (ii) any condition related to the continued employment of the participant as determined by the Directors and notified to that participant when the option was granted (“Service-Related Option”).

Options may be satisfied by the payment of a cash sum representing the price at which each share subject to an option may be purchased, which shall be determined by the Directors at grant, but shall be not less than the nominal value of the share.

(F)	Termination of employment

The following special rules apply on termination of employment:

(i)	if a participant dies, his personal representatives may exercise his vested options in the 12 months following his death;

(ii)	if a participant’s employment ends as a result of disability, injury, retirement, redundancy or ill-health, he may exercise his vested options in the six months following the termination of his employment;

(iii)	if the participant begins employment with an associated company, he may exercise his vested options in the six months following the termination of his employment;

(iv)	if the participant becomes entitled to repudiate his contract of employment, he may exercise his vested options in the six months following the termination of his employment;

(v)	if the participant terminates his contract of employment on full notice after the fourth anniversary of the commencement of such a contract, he may exercise his vested options in the three months following the termination of his employment; or

(vi)	if the Directors believe there is any other reason which justifies the continuance of an option, the participant may exercise his vested options during a period specified by the Directors,

whereupon if not exercised, all option awards will lapse.

Options will lapse immediately in the following circumstances:

(a)	if the participant’s contract of employment with a member of the CSR Group is terminated owing to a repudiatory breach of that contract by the participant;

(b)	if the participant terminates his contract of employment in circumstances where (i) he is not entitled to repudiate the contract or (ii) he terminates the contract prior to the fourth anniversary following the commencement of the contract; or

(c)	if the participant’s contract of employment with a member of the CSR Group is terminated in circumstances where the relevant CSR Group company is entitled to terminate that contract summarily.

(G)	Lapse of options

Options will also lapse immediately in the following circumstances:

(i)	if the participant is declared bankrupt or makes an arrangement or compromise with his creditors;

(ii)	if the participant attempts to transfer or assign, mortgage, charge, or otherwise dispose of his option;

(iii)	if the participant is deprived of legal or beneficial ownership of the option by operation of law or by doing or by omitting to do anything which causes him to be so deprived; and

(iv)	if a resolution is passed or compulsory order is made by the court for the compulsory winding up of CSR.

(H)	Corporate events

On a change of control of CSR, participants may be required to release their old options for new equivalent options over shares in the acquiring company. If no such offer is made then the existing options will be exercisable for specified periods following the change of control.

(I)	Variation of capital

In the event of any capitalisation, consolidation, sub-division or reduction of the share capital of CSR, the Directors may approve a variation in the options award under the Global Share Option Plan, having received confirmation from the auditors that the mathematical accuracy of the application of any such variation formula is correct, provided that no variation shall be made which would result in the exercise price for an allotted share being less than its nominal value.

(J)	Amendments

The Directors may at any time alter or add to any of the provisions of the Global Share Option Plan, provided that no such alteration or addition shall affect the liabilities of any person other than CSR without the prior consent of such person.

(K)	Shares

All shares allotted or transferred under the Global Share Option Plan shall be, prior to being quoted, fully paid “B” ordinary shares in the capital of CSR and after such a quotation, Ordinary Shares in the capital of CSR. All shares allotted or transferred under the Global Share Option Plan shall rank pari passu in all respects with Ordinary Shares, save as regards any rights attaching to such Ordinary Shares by reference to a record date prior to the allotment or transfer.

(L)	Participants’ rights

The making of an award does not form part of the participant’s entitlement to remuneration or benefits pursuant to his contract of employment.

(M)	Scheme limit

The maximum number of shares in respect of which option awards may be granted under the Global Share Option Plan shall not exceed 5,700,000.

10.3	CSR plc Share Option Plan (CSOP)

(A)	Administration

The CSOP is administered by a committee duly appointed by the CSR Board. In relation to the grant of options to executive directors, the members of the committee are the Remuneration Committee of CSR. In relation to the grant of options to other employees, the members of the committee are such duly authorised persons as are appointed from time to time by the CSR Board.

(B)	Eligibility

All employees of a participating company (being CSR and any member of CSR’s group which participates) and any executive director of a participating company who devotes substantially the whole of his working time to the business of a participating company is eligible to participate in the CSOP at the discretion of the committee,

(C)	Awards

Awards are in the form of options over Ordinary Shares with an exercise price determined by the grantor (being a committee appointed by the CSR Board, or the trustees acting on the recommendation of such committee) at the date of grant, being not less than the market value of an Ordinary Share subject to any adjustments as detailed in the CSOP.

Awards made to any one person under the UK Inland Revenue Approved Addendum shall not exceed £30,000, based on the market value at the date of grant.

The market value of Ordinary Shares which may be placed under option to any eligible employee in any financial year shall not exceed 200 per cent. of that employee’s base salary, save that this figure shall be up to 400 per cent. where the grant of the option in question is made at the time of the recruitment of the employee concerned.

No payment by the participant will be required on the grant of an option. Options shall be personal to the participant to whom it is granted and shall not be transferable without the prior written agreement of the grantor.

(D)	Performance targets

The grantor may impose conditions on the exercise of an option at the date of grant. Such conditions must be objective and stated in writing, and may not be waived or amended unless in accordance with the terms of such conditions, (or where such waiver or amendment is at the discretion of the grantor, such discretion shall only be exercised if events happen which cause the grantor to consider the waived or varied condition being not more or less difficult to satisfy than the original condition, and in a manner which the grantor has determined to be fair and reasonable).

(E)	Exercise of options

The period for exercising an option is determined by the Remuneration Committee and in the case of executive directors normally no options may be exercised earlier than the third anniversary of the date of the grant, and only while the participant is a director or employee of a participating company.

In all cases, an option may be exercised only to the extent that any conditions imposed upon exercise have been fulfilled to the satisfaction of the grantor.

(F)	Termination of employment

If a participant ceases to be employed then the following rules will apply:

If the participant’s employment terminates by reason of death, injury or disability, redundancy, (for options granted before 1 November 2009) retirement or early retirement or (for options granted after 1 November 2009) involuntary retirement on normal retirement date, or the company which employs the participant ceases to be a member of the CSR Group or upon the transfer or sale of the undertaking in which the participant is employed to a person who is not a member of the CSR Group, or as a result of any other reason determined at the discretion of the grantor within one month of the cessation, exercise of an option is permitted within six months; and

If the participant’s employment ends for any other reason, the participant will forfeit his award unless and to the extent the grantor decides otherwise.

Options granted on or before 1 November 2009 may be exercised in full and options granted after 1 November 2009 will be pro rated.

(G)	Corporate events

In the event of a change of control of CSR by reason of a general offer to acquire all of its shares, a participant may exercise his options within six months. In the event that the Court sanctions a compromise or arrangement proposed in relation to the reconstruction or amalgamation of CSR, a participant may exercise his options before the earlier of six months and the date on which the Court sanctions the compromise or arrangement.

(H)	Variation of capital

In the event of any capitalisation issue, demerger, or other variation in the share capital of CSR or any other exceptional event which in the opinion of the auditors justifies such an adjustment, the grantor may adjust the number of shares over which an option is granted, the conditions of exercise and the option price. No adjustment may have the effect of reducing the option price to less than the nominal value of a share.

(I)	Amendments

The CSR Board may at any time alter or add to any of the provisions of the CSOP in any respect (but only with the prior consent of the trustees if there are subsisting options which they have agreed to satisfy or which will be affected by the alteration or addition).

Without the prior approval by ordinary resolution of CSR Shareholders in general meeting, no alteration or addition to the material advantage of participants or employees shall be made with respect to the rules governing: the persons to whom options may be granted, the limitations on the number of Ordinary Shares which may be issued, the individual limits, the principal terms of the options, option price, the rights of participants in the event of the variation of the share capital, or the terms by which alterations to the CSOP may be made.

No such restrictions apply to any minor alteration or addition which is to benefit the administration of the CSOP, or is necessary or desirable in order to design or maintain favourable tax, exchange control, or regulatory or legislative treatment.

No alteration or addition shall be made which would adversely affect the rights of a participant unless it is made with the consent in writing of such number of participants as hold options under the CSOP to acquire 75 per cent. of the Ordinary Shares which would be issued or transferred if all options granted under the CSOP were exercised, or by resolution at a meeting of participants passed by not less than 75 per cent. of those who attend and vote.

(J)	Shares

The shares to be used for the purposes of the CSOP are fully paid Ordinary Shares of CSR. Ordinary Shares issued pursuant to the CSOP rank pari passu in all respects with the Ordinary Shares then in issue, except that they do not rank for any right attaching to Ordinary Shares by reference to a record date preceding the date of exercise.

(K)	Participants’ rights

Any awards made under CSOP shall not form part of the emoluments of individuals or count as remuneration for pension or other purposes.

(L)	Scheme limits

The number of Ordinary Shares which may be allocated under the CSOP on any day shall not, when added to the aggregate number of Ordinary Shares which have been allocated during that and the previous nine years under the CSOP and under any other employees’ share scheme adopted by CSR, exceed 10 per cent. of the Ordinary Share capital of CSR in issue immediately prior to that day.

10.4	SAYE Share Option Scheme

(A)	Administration

The SAYE Share Option Scheme is operated and administered by the Remuneration Committee.

(B)	Eligibility

All employees and directors (working 25 hours or more per week) of CSR and its participating subsidiaries, who either have such qualifying period of continuous service as the Remuneration Committee may determine, or are nominated by the Remuneration Committee, are eligible to participate. Such individuals may not have at the date of grant (and not have had within the preceding 12 months) a material interest in a close company which is CSR or a company which has control of CSR or is a member of a consortium which owns CSR.

(C)	Options

Options entitle the holder to acquire Ordinary Shares in CSR. Options may either be options to subscribe for new Ordinary Shares to be issued by CSR or options to purchase existing Ordinary Shares from an employee benefit trust. Options are personal to the participant and may not be transferred, except as provided in the SAYE Share Option Scheme. No amount shall be paid in respect of the grant of an option.

(D)	Exercise price

The exercise price may not be less than the higher of (i) an amount equal to 80 per cent. of the market value of the Ordinary Shares, and (ii) the nominal value of an Ordinary Share.

(E)	Individual limit

No eligible employee will be granted an option if it would cause the aggregate amount of his contributions under all SAYE contracts to exceed the lesser of (i) such maximum monthly contribution as may be permitted pursuant to paragraph 25 of schedule 3 of the Income Tax (Earnings and Pensions) Act 2003, or (ii) such maximum monthly contribution as may be determined by the Remuneration Committee.

(F)	Exercise of options

Options may be exercisable in whole or in part, but once only, normally during the six month period starting on the date when the bonus under the related SAYE contract is payable. If a participant dies his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date.

If a participant ceases to be employed within the group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. Permitted reasons are: injury, disability, pregnancy (in both cases, if cessation of office or employment is more than three years after the grant date), redundancy, retirement at normal retirement age or early retirement with the agreement of the employer (if such cessation of office or employment is more than three years after the grant date), the company or business in which the participant works moving outside of the CSR Group or ceasing to be an associated company (only when occurs together with retirement, injury, disability or redundancy), or, in the case of any option which the participant has held for at least three years, any other reason. If a participant ceases to be employed for a reason other than a permitted reason, his option will lapse.

If a participant reaches 60 years of age, but continues to be employed by a participating company then any option held by him may be exercised within six months after the date upon which he reaches that age.

If a participant gives or is deemed to give notice that they wish to stop paying contributions under the SAYE contract, relevant options shall lapse unless exercised in accordance with the SAYE Share Option Scheme rules.

(G)	Corporate events

In the event of a change of control of CSR by reason of a general offer to acquire all of its shares, an option may be exercised within six months of the change of control. In the event that the Court sanctions a compromise or arrangement proposed in relation to the reconstruction or amalgamation of CSR, a participant may exercise his options before the earlier of six months and the effective date of the compromise or arrangement. Participants may be permitted to surrender their options in return for substitute options over shares in a new company.

The exercise of options will also be permitted in the event of a voluntary winding up of CSR.

(H)	Variation of capital

In the event of any capitalisation or rights issue by CSR, or any consolidation, subdivision or reduction of the share capital of CSR or any other variation of share capital, the number and exercise price of Ordinary Shares subject to an option may be adjusted by the grantor.

(I)	Amendments

The Directors may vary the SAYE Share Option Scheme provided the Board of the Inland Revenue approve.

No amendment benefiting participants or employees may be made to certain scheme provisions without the prior approval of CSR Shareholders by ordinary resolution. Such provisions relate to: the persons to whom options may be granted, the limitations on the grant of options, the exercise price, the adjustment of options, the restrictions on the exercise of options, the rights of Ordinary Shares issued upon the exercise of options, the rights of participants on the winding-up of CSR, and the transferability of options.

Such restrictions do not apply to any alteration or addition made by the Directors in order to obtain or maintain Inland Revenue Approval, comply with law, take advantage of any changes in law or to gain favourable tax treatment, provided that such changes do not affect the basic principles of the SAYE Share Option Scheme.

No alteration or addition may be made which would adversely affect the subsisting rights of the participants except with the consent of participants who, on exercise of their options, would be entitled to not less than 75 per cent. of all the Ordinary Shares which fall to be allotted upon the exercise of all outstanding options.

(J)	Shares

The shares to be used for the purposes of the SAYE Share Option Scheme are fully paid Ordinary Shares and rank pari passu in all respects with the shares then in issue, except that they will not rank for any rights attaching to shares by reference to a record date preceding the date of exercise.

(K)	Scheme limits

The number of Ordinary Shares which may be allocated under the SAYE Share Option Scheme may not, when added to the number of Ordinary Shares which have been allocated on or after the date which the listing of CSR occurs, and in the previous ten years under all CSR employee share or incentive schemes, exceed 10 per cent. of the Ordinary Share capital of CSR.

For these purposes Ordinary Shares which may be issued to the trustees to satisfy the exercise of an option shall be included.

10.5	CSR Share Award Plan

(A)	Administration

The CSR Share Award Plan is administered by the Remuneration Committee, or such other committee comprising a majority of non-executive directors, of CSR.

(B)	Eligibility

Any executive director or employee of CSR or its group is eligible to participate in the CSR Share Award Plan. The Remuneration Committee has absolute discretion as to the selection of persons to whom performance share awards may be granted and in determining the criteria for selecting those individuals to whom retention awards may be made.

(C)	Awards

Awards are in the form of a right to acquire Ordinary Shares subject to the terms and conditions of the CSR Share Award Plan and may be in the form of either an option to acquire a number of Ordinary Shares for nil-cost or to subscribe for a number of Ordinary Shares at the aggregate par-value of those Ordinary Shares.

An award includes a performance share award (subject to a performance target relating to the performance of CSR) or a retention award.

The grantor may grant awards under the CSR Share Award Plan to acquire Ordinary Shares normally within six weeks following the announcement of the financial results of CSR. The Remuneration Committee may also grant awards under the CSR Share Award Plan at any other time when the Remuneration Committee considers there are exceptional circumstances which justify the granting of awards.

Awards under the CSR Share Award Plan are not transferable except on death.

No award shall be made after 3 May 2015.

(D)	Performance targets

Each performance share award granted to executive directors is subject to a performance target of CSR over the period of three years beginning with the year in which the award is granted (unless the Remuneration Committee otherwise determine) which determines the number or proportion of award shares which will vest. The Remuneration Committee has discretion to determine the performance target. The performance targets are determined by the Remuneration Committee when the award is made.

(E)	Vesting of awards

An award may only be exercised in respect of vested shares, and normally only by a participant who remains a director or employee of a member of the CSR Group. No award may be exercised after the period of ten years beginning on the date on which the award is made.

The vesting periods for awards are determined by the Committee and, in the case of executive directors, would normally only vest after the passing of the third anniversary of the award date and, in respect of a performance share award, the performance target having been met. An award may be exercised in such form and manner as the directors may from time to time determine.

(F)	Individual limit

An individual may not receive awards under the CSR Share Award Plan in any financial year of CSR with a market value exceeding 100 per cent. of the participant’s salary, save that the figure may be 200 per cent. if the Remuneration Committee considers that exceptional circumstances apply.

If the Remuneration Committee or directors determine that a participant should bear the cost of the employer’s NICs arising upon the acquisition of shares pursuant to an award, this limit may be increased by such number of shares as the Remuneration Committee or the directors determine for the purpose of compensating the participant for assuming the burden of such NICs.

(G)	Termination of employment

As a general rule, an award under the CSR Share Award Plan will lapse upon a participant ceasing to hold employment or office within the CSR Group. However, if a participant ceases to be an employee or to hold office because of death, injury, disability, redundancy, (for options granted before 1 November 2009) retirement or (for options granted after 1 November 2009) involuntary retirement or as a consequence of the CSR Group member company or business for which he works no longer being a member of, or being transferred to a person or company which is not a member of, the CSR group, or any other reason permitted by the Remuneration Committee, then the participant or his personal representatives may exercise those shares deemed to have vested at that date within the period of six months from the date he so ceases to hold office or employment.

The extent to which retention awards shall vest shall (unless the Remuneration Committee determines otherwise in exceptional circumstances) be determined by applying a pro rata reduction to the number of shares awarded (on the basis of the ratio that the number of complete months from the award date to the date of the cessation of office or employment bears to 36 months).

The extent to which performance share awards shall vest shall be determined according to the extent to which relevant performance targets have been satisfied and by applying a similar pro rata reduction.

(H)	Corporate events

In the event of a takeover, scheme of arrangement or winding-up of CSR, all awards under the CSR Share Award Plan will vest early subject to:

(i)	the extent to which performance conditions have been satisfied at the end of the year or half year preceding the event and applying a pro rata reduction based on the date of the relevant event relative to the 36 month performance period (unless the Remuneration Committee determines otherwise in exceptional circumstances); and

(ii)	the pro rating of the awards to reflect the reduced period of time between the commencement of the performance period and the date of the relevant event relative to the full 36 month performance period. The Remuneration Committee may decide not to pro rate an award in exceptional circumstances.

Vested awards may be exercised within a period of six months following a change of control, and within three months following a scheme of arrangement.

In the event of a demerger, CSR (acting with the consent of the Remuneration Committee) may notify the participants that awards may be exercised within one month (or such longer period as may be specified in the notice).

If in consequence of a demerger, reconstruction, reorganisation or amalgamation, CSR shall come under the control of another company and the participant is granted new awards in consideration of the release of his previous awards, such previous awards shall lapse.

If notice is given of a resolution for the voluntary winding-up of CSR, CSR shall give notice of such resolution to all participants. An award may then be exercised to the extent that award shares have vested before such notice has been given.

(I)	Variation of capital

If the ordinary share capital of CSR is altered by way of capitalisation or rights issue, sub-division, consolidation or reduction, or there is any other variation, or a demerger, the Remuneration Committee may make such adjustment as it considers appropriate to the number of award shares, and the price, if any, payable for such Ordinary Shares, provided that: (i) (except in the case of a sub-division, consolidation or capitalisation issue) the auditors shall give written confirmation that the adjustment is fair and reasonable; (ii) that the number of Ordinary Shares so adjusted is rounded down to the nearest whole number; and (iii) that no such adjustment shall be made without the grantor’s consent if the grantor of an award is not CSR.

(J)	Amendments

Directors may at any time alter or add to any of the provisions of the CSR Share Award Plan in any respect, provided that the prior approval of CSR Shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility to participate, the overall limitations on the issue of new shares, the individual limitations on awards granted under the CSR Share Award Plan, the basis for determining participants’ rights to acquire shares, the adjustment of such rights in the event of a variation of the ordinary share capital, or the terms by which CSR Share Award Plan alterations may be made.

The requirement to obtain the prior approval of CSR Shareholders will not, however, apply to any minor alteration made to benefit the administration of the CSR Share Award Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants of any company in the CSR group.

Additionally, no alteration may be made in relation to any award without the approval of the grantor if the grantor of that award is not CSR.

(K)	Shares

All Ordinary Shares issued or transferred under the CSR Share Award Plan rank equally with Ordinary Shares then in issue (except for rights arising by reference to a record date prior to their allotment).

(L)	Participants’ rights

The making of an award does not form part of the participant’s entitlement to remuneration or benefits pursuant to his contract of employment, and the rights and obligations of a participant under the terms of his contract of employment with CSR or any member of the CSR Group shall not be affected by the making of an award.

(M)	Plan limits

In any ten calendar year period, CSR may not issue (or grant rights to issue) more than ten per cent. of its issued Ordinary Share capital under the CSR Share Award Plan and any other employee share plan adopted by CSR.

10.6	CSR plc Employee Share Purchase Plan

(A)	Purpose

The purpose of the Share Purchase Plan is to incentivise eligible employees by providing them with an opportunity to purchase Ordinary Shares at a discount to the prevailing market price, which will provide an incentive for those employees to have an ownership interest. The effectiveness of the Share Purchase Plan is conditional on the Transaction being approved and shareholder approval as provided herein.

The Share Purchase Plan is intended to satisfy the requirements of Section 423 of the US Internal Revenue Code. For US federal income tax purposes, participants do not recognise ordinary income upon the purchase of shares under the Share Purchase Plan and the employer will not be entitled to a compensation deduction. If a participant holds shares purchased under the scheme for two years from the start of the offering period in which purchased, and one year after the purchase date, then upon disposition of such shares the participant will recognise ordinary income equal to no more than 15 per cent. of the market price of the shares at the start of the offering period in which such shares were purchased. If a participant does not satisfy these holding period requirements, he or she must recognise ordinary income up to the amount by which the market price on the date of purchase exceeded the purchase price.

(B)	Administration

The Share Purchase Plan will be administered by the Remuneration Committee which has full power to administer and interpret the Share Purchase Plan. The decisions of the Remuneration Committee are final and binding upon all participants.

(C)	Shares Reserved for Issuance

Subject to the 10 per cent. limitation described below and adjustments for certain changes in capital structure or upon a corporate transaction, the maximum number of Ordinary Shares that will be made available for sale under the Share Purchase Plan is 700,000, plus an annual increase on the first day of each fiscal year equal to the lower of (i) 500,000 Ordinary Shares, (ii) 1.5 per cent. of the outstanding Ordinary Shares of CSR on the last day of the immediately preceding fiscal year or (iii) the number of Ordinary Shares of CSR determined by the Committee.

The number of Ordinary Shares of CSR which may be issued under the Share Purchase Plan on any day shall not, when added to the aggregate number of shares which have been issued during the previous 10 years under the Share Purchase Plan and under any other employee share scheme adopted by CSR (other than certain SiRF equity plans assumed by CSR in connection with the Transaction), exceed 10 per cent. of the Ordinary Share capital of CSR in issue immediately prior to that day.

(D)	Eligibility

All employees of a participating employer under the Share Purchase Plan, including officers and employee directors, but excluding 5 per cent. or greater shareholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. However, no employee will be eligible to participate in the scheme if he or she is a citizen or resident of a non-US jurisdiction and (i) his or her participation in the scheme would violate the laws of such non-US jurisdiction or (ii) compliance with the laws of such jurisdiction would cause the scheme to violate the requirements of Section 423 of the US Internal Revenue Code. Eligible employees may become participants in the Share Purchase Plan by filing an enrolment form prior to an offering date.

(E)	Participating Employers

Initially, the participating employers in the Share Purchase Plan will be Cambridge Silicon Radio, Inc., Clarity Technologies Inc. and SiRF. Additional participating employers may be designated by the Remuneration Committee from among any present or future CSR subsidiary incorporated in the United States.

(F)	Offering Periods and Purchase Dates

The Share Purchase Plan will be implemented by a series of overlapping “offering periods” generally lasting 24 months each, and purchases will be made at the end of each “accumulation period” (generally lasting 12 months each) during an offering period, unless otherwise determined by the Remuneration Committee.

Accordingly, if one 24-month offering period would start each year, each offering period would have two purchase dates. Participating employees may authorise payroll deductions in an amount specified by the Remuneration Committee, which deductions will accumulate during each accumulation period, without interest, and automatically be applied to purchase shares from CSR on the last day of each accumulation period.

The Remuneration Committee has authority to determine the length and timing of offering and accumulation periods, but it is generally expected that offering periods will commence on or about 15 March of each year, beginning 2010. The Remuneration Committee may decide to commence an offering period prior to that date, which would likely commence during the 42-day period (expected to commence on or about 30 July 2009) following the release of CSR’s financial results for the second quarter of fiscal year 2009, which initial offering period may continue until 14 March 2010 or 14 March 2011 or such other date, as the Remuneration Committee determines. Accumulation periods are generally expected to run for 12 months, for example, from 15 March of one calendar year to 14 March of the following calendar year.

In no event may the duration of an offering period be longer than 27 months, nor the duration of an accumulation period be longer than 12 months.

Ordinary Shares are purchased under the Share Purchase Plan on the last day of each accumulation period. On each purchase date, each participant is automatically deemed to have elected to purchase Ordinary Shares with the entire balance of the payroll deductions accumulated in the participant’s payroll deduction account during the relevant 12 month accumulation period, unless the participant has withdrawn or ceased to be an eligible employee prior to the purchase date.

The Remuneration Committee may set a limit on the number of shares that may be purchased by each participant for an offering period or accumulation period and may also limit the number of shares to be purchased by all participants in the aggregate. In addition under US Internal Revenue Code Section 423, no employee’s rights to purchase Ordinary Shares pursuant to the Share Purchase Plan may accrue at a rate that exceeds US$25,000 per calendar year in which the employee is eligible to purchase shares pursuant to the Share Purchase Plan and no employee will be eligible to purchase shares under the Share Purchase Plan to the extent that, immediately after the purchase, that employee would have owned 5 per cent. or more of either the voting power or the value of all classes of shares of CSR or a subsidiary. The Remuneration Committee may impose other limitations on the dollar amount or number of Ordinary Shares purchased under the Share Purchase Plan.

(G)	Purchase Price, Shares Purchased

Ordinary Shares are purchased under the Share Purchase Plan at a price equal to 85 per cent. of the fair market value of the Ordinary Shares on the first trading day of the offering period or the last trading day of the accumulation period, whichever is less. The number of whole Ordinary Shares a participant purchases in each purchase period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during that purchase period by the purchase price (as converted to US dollars).

The shares to be used for the purposes of the Share Purchase Plan are fully paid Ordinary Shares. Ordinary Shares issued pursuant to the Share Purchase Plan will rank pari passu in all respects with the shares then in issue except that they shall not rank for any rights attaching to Ordinary Shares by reference to a record date preceding the date of issue. CSR may direct the CSR Employee Benefit Trust to deliver shares purchased under the Share Purchase Plan.

(H)	Termination of Employment

Termination of a participant’s employment for any reason, including death, immediately terminates his or her participation in the Share Purchase Plan. In such event, the payroll deductions credited to the participant’s account will be returned without interest to him or her or, in the case of death, to his or her estate or beneficiary.

(I)	Adjustments upon Changes in Capitalisation, Merger or Sale of Assets

In the event that the number of outstanding Ordinary Shares is increased or decreased by reason of any subdivision or consolidation of shares or the payment of a share dividend, any other increase or decrease in such shares effected without receipt or payment of consideration by CSR, the distribution of the shares of a subsidiary to shareholders or a similar event, the Remuneration Committee may in its sole discretion make proportional adjustments in the aggregate number of Ordinary Shares offered under the Share Purchase Plan, the individual participant share limitations and the price of shares that any participant has elected to purchase. The Remuneration Committee’s determination of any such adjustment will be final and binding. Immediately before a sale of all or substantially all of CSR’s assets or its merger or consolidation with another company, the offering period then in progress will terminate and shares will be purchased with the accumulated payroll deductions, unless the Share Purchase Plan is assumed or continued by the surviving corporation or its parent corporation under the plan of merger or consolidation.

(J)	Amendment and Termination of the Plan

The Remuneration Committee may suspend or terminate the Share Purchase Plan at any time. The Remuneration Committee may also amend the Share Purchase Plan at any time except that (i) it may not increase the number of shares subject to the Share Purchase Plan or amend the definition of participating employer without the prior approval of CSR Shareholders in a general meeting and (ii) any provisions relating to:

(i)	limitations on the number or amount of Ordinary Shares issuable under the Share Purchase Plan;

(ii)	the maximum entitlement for any one participant; and

(iii)	the basis for determining a participant’s entitlement to, and the terms of, Ordinary Shares, and for the adjustment thereof on a subdivision or consolidation of shares or other variation of capital;

cannot be altered to the advantage of participants (except in the case of 1-3 above for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the scheme or for CSR or for any member of the CSR Group) in each case without the prior approval of CSR Shareholders in a general meeting.

Unless earlier terminated by the Remuneration Committee, the Share Purchase Plan will terminate on 25 June 2019.

(K)	Withdrawal

Generally, a participant may withdraw from the Share Purchase Plan at any time during an offering period prior to the next scheduled purchase date. If a participant elects to withdraw, all of the participant’s payroll deductions for that accumulation period will be returned to the participant, and the participant may not make any further contributions to the Share Purchase Plan during that offering period. A participant’s voluntary withdrawal during an offering period will not have any effect upon the participant’s eligibility to participate in the Share Purchase Plan during a subsequent offering period.

(L)	New Plan Benefits

Because benefits under the Share Purchase Plan will depend on employees’ elections to participate and the fair market value of Ordinary Shares at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the Share Purchase Plan is approved by CSR Shareholders. Non-employee directors are not eligible to participate in the Share Purchase Plan.

(M)	Benefits not pensionable

Benefits under the Share Purchase Plan will not be pensionable (used to calculate benefits) under UK pension schemes or taken into account for purposes of employer contributions under any US based Internal Revenue Code Section 401(k) plans.

10.7	Details of aggregate options and awards outstanding under the CSR Share Schemes as at 2 August 2011, the latest practicable date prior to the publication of this document (inclusive of the options and awards granted to Directors disclosed above) are set out below:

Name	Date of Grant	Price	Sum of Number of Options Outstanding	Vesting

Dec 2001 Bonus Grant	31/12/01	£2.3850	29,520	5 years
Exec Retention Award 15 Mar 11	15/03/11	£0.0010	168,000	1 year
Exec Retention Awards 15 Mar 11	15/03/11	£0.0010	112,000	1 year
Flotation Grant Non-UK	26/02/04	£2.0000	76,100	3 years
Flotation Grant UK	26/02/04	£2.3500	189,750	3 years
May 2005 CSOP Grant	05/05/05	£3.2100	112,550	3 years
Nov 2002 Top Up Grant	25/11/02	£1.0100	89,767	5 years
Nov 2003 Bonus Grant	18/11/03	£1.0250	14,550	5 years
Olympic Award 11 Jun 08	11/06/08	£0.0010	90,987	2 years
Option Grant Approved	26/02/04	£2.3500	19,595	3 years
Option Grant Unapproved	26/02/04	£2.0000	87,405	3 years
Performance Award 04 Aug 08	04/08/08	£0.0010	15,584	3 years
Performance Award May 2005	05/05/05	£0.0010	26,826	3 years
Performance Awards 11 Jun 10	11/06/10	£0.0010	5,588	3 years
Performance Awards 12 Mar 09	12/03/09	£0.0010	205,864	3 years
Performance Awards 12 Mar 09	12/03/09	£0.0010	731,388	3 years
Performance Awards 13 May 10	13/05/10	£0.0010	18,000	3 years
Performance Awards 15 Mar 10	15/03/10	£0.0010	905,523	3 years
Performance Awards 3 Sep 10	03/09/10	£0.0010	55,299	3 years
Performance Awards 4 Aug 09	04/08/09	£0.0010	70,000	3 years
Performance Option 12 Aug 08	12/08/08	£3.2875	103,463	3 years

Name	Date of Grant	Price	Sum of Number of Options Outstanding	Vesting

Performance Options 04 Aug 09	04/08/09	£4.2790	138,071	3 years
Performance Options 12 Mar 09	12/03/09	£2.0825	761,326	3 years
Performance Options 15 Mar 10	15/03/10	£4.8430	858,236	3 years
Retention Award 11 Jun 08	11/06/08	£0.0010	99,571	3 years
Retention Award 15 Mar 11	15/03/11	£0.0010	983,990	3 years
Retention Award China 15 Mar 11	15/03/11	£0.0010	74,000	3 years
Retention Award May 2005	05/05/05	£0.0010	57,050	3 years
Retention Awards 05 Jun 07	05/06/07	£0.0010	42,262	3 years
Retention Awards 11 Jun 08	11/06/08	£0.0010	30,200	3 years
Retention Awards 11 Jun 10	11/06/10	£0.0010	5,588	3 years
Retention Awards 13 May 10	13/05/10	£0.0010	9,200	3 years
Retention Awards 15 Mar 10	15/03/10	£0.0010	583,027	3 years
Retention Awards 15 Mar 11	15/03/11	£0.0010	1,205,086	3 years
Retention Awards 3 Sep 10	03/09/10	£0.0010	92,250	3 years
Retention Awards May 2006	25/05/06	£0.0010	10,810	3 years
SAYE 2008	28/03/08	£2.5280	75,553	3 years
SAYE 2009	16/03/09	£1.6520	1,006,965	3 years
SAYE 2010	01/05/10	£3.9125	43,744	3 years
SAYE 2011	14/03/11	£3.0480	360,845	3 years
SAYE B 2007	10/12/07	£5.1560	28,901	3 years
SiRF RSU 01 Apr 09	01/04/09	£0.0010	61	3-5 years
SiRF RSU 02 Sep 08	02/09/08	£0.0010	247	3-5 years
SiRF RSU 04 Aug 08	04/08/08	£0.0010	3,432	3-5 years
SiRF RSU 06 Aug 07	06/08/07	£0.0010	25,187	3-5 years
SiRF RSU 06 Oct 08	06/10/08	£0.0010	247	3-5 years
SiRF RSU 08 Jun 09	08/06/09	£0.0010	1,037	3-5 years
SiRF RSU 08 May 09	08/05/09	£0.0010	388,468	3-5 years
SiRF RSU 09 Feb 09	09/02/09	£0.0010	4,940	3-5 years
SiRF RSU 09 Mar 09	09/03/09	£0.0010	247	3-5 years
SiRF RSU 10 Sep 08	10/09/08	£0.0010	407	3-5 years
SiRF RSU 11 Aug 08	11/08/08	£0.0010	494	3-5 years
SiRF RSU 11 May 09	11/05/09	£0.0010	3,705	3-5 years
SiRF RSU 12 Jan 09	12/01/09	£0.0010	247	3-5 years
SiRF RSU 17 Oct 08	17/10/08	£0.0010	247	3-5 years
SiRF RSU 18 Aug 08	18/08/08	£0.0010	247	3-5 years
SiRF RSU 20 Oct 08	20/10/08	£0.0010	555	3-5 years
SiRF RSU 24 Feb 09	24/02/09	£0.0010	18,525	3-5 years
SiRF RSU 25 Aug 08	25/08/08	£0.0010	247	3-5 years
SiRF RSU 29 Aug 08	29/08/08	£0.0010	988	3-5 years
SiRF RSU 29 Dec 08	29/12/08	£0.0010	61	3-5 years
SiRF RSU 29 Sep 08	29/09/08	£0.0010	74	3-5 years
SiRF RSU 30 Mar 09	30/03/09	£0.0010	4,470	3-5 years
SiRF USD0.71 NQ 12 Feb 04	12/02/04	£0.5900	1,318	3-5 years
SiRF USD0.71 NQ 12 Jul 04	12/07/04	£0.5900	2,634	3-5 years
SiRF USD0.71 NQ 14 Sep 04	14/09/04	£0.5900	5,199	3-5 years
SiRF USD0.71 NQ 18 Feb 02	18/02/02	£0.5900	1,318	3-5 years
SiRF USD0.71 NQ 18 Oct 05	18/10/05	£0.5900	2,068	3-5 years
SiRF USD0.71 NQ 19 Jul 05	19/07/05	£0.5900	1,880	3-5 years
SiRF USD0.71 NQ 26 Apr 05	26/04/05	£0.5900	2,278	3-5 years
SiRF USD1.08 NQ 09 Feb 09	09/02/09	£0.8900	12,220	3-5 years
SiRF USD1.10 NQ 17 Oct 08	17/10/08	£0.9100	741	3-5 years
SiRF USD1.24 NQ 20 Oct 08	20/10/08	£1.0200	1,667	3-5 years
SiRF USD1.28 NQ 06 Oct 08	06/10/08	£1.0600	741	3-5 years
SiRF USD1.31 NQ 29 Dec 08	29/12/08	£1.0800	185	3-5 years
SiRF USD1.33 NQ 13 Oct 08	13/10/08	£1.1000	4	3-5 years
SiRF USD1.56 NQ 29 Sep 08	29/09/08	£1.2900	222	3-5 years
SiRF USD1.60 NQ 12 Jan 09	12/01/09	£1.3200	741	3-5 years
SiRF USD1.85 NQ 29 Aug 08	29/08/08	£1.5200	3,495	3-5 years

Name	Date of Grant	Price	Sum of Number of Options Outstanding	Vesting

SiRF USD1.86 NQ 02 Sep 08	02/09/08	£1.5300	741	3-5 years
SiRF USD1.93 NQ 10 Sep 08	10/09/08	£1.5900	1,222	3-5 years
SiRF USD1.95 NQ 24 Feb 09	24/02/09	£1.6100	43,232	3-5 years
SiRF USD1.99 NQ 25 Aug 08	25/08/08	£1.6400	741	3-5 years
SiRF USD10.45 ISO 18 Mar 04	18/03/04	£8.5900	17,839	3-5 years
SiRF USD10.45 NQ 18 Mar 04	18/03/04	£8.5900	7,410	3-5 years
SiRF USD11.00 ISO 13 Apr 04	13/04/04	£9.0400	5,167	3-5 years
SiRF USD11.06 ISO 18 Mar 05	18/03/05	£9.0900	20,505	3-5 years
SiRF USD11.06 NQ 18 Mar 05	18/03/05	£9.0900	2,357	3-5 years
SiRF USD11.32 ISO 26 Apr 05 A	26/04/05	£9.3000	15,715	3-5 years
SiRF USD11.32 NQ 26 Apr 05 A	26/04/05	£9.3600	12,219	3-5 years
SiRF USD12.18 ISO 17 Jan 05	17/01/05	£10.0100	16,580	3-5 years
SiRF USD12.18 NQ 17 Jan 05	17/01/05	£10.0100	1,017	3-5 years
SiRF USD12.40 ISO 22 Nov 04	22/11/04	£10.1900	13,986	3-5 years
SiRF USD12.51 ISO 14 Dec 04 A	14/12/04	£10.2800	22,825	3-5 years
SiRF USD12.51 ISO 14 Dec 04 B	14/12/04	£10.2800	56,224	3-5 years
SiRF USD12.51 ISO 14 Dec 04 C	14/12/04	£10.2800	102,116	3-5 years
SiRF USD12.51 NQ 14 Dec 04	14/12/04	£10.2800	22,230	3-5 years
SiRF USD12.51 NQ 14 Dec 04 A	14/12/04	£10.2800	22,086	3-5 years
SiRF USD12.51 NQ 14 Dec 04 B	14/12/04	£10.2800	77,492	3-5 years
SiRF USD12.51 NQ 14 Dec 04 C	14/12/04	£10.2800	71,317	3-5 years
SiRF USD13.80 ISO 29 Sep 04	29/09/04	£11.3400	3,852	3-5 years
SiRF USD14.75 ISO 01 Jun 05	01/06/05	£12.1200	112,355	3-5 years
SiRF USD14.75 NQ 01 Jun 05	01/06/05	£12.1200	17,883	3-5 years
SiRF USD15.19 ISO 14 May 04	14/05/04	£12.4800	4,668	3-5 years
SiRF USD16.05 NQ 01 Feb 08	01/02/08	£13.1900	1,778	3-5 years
SiRF USD16.27 NQ 04 Feb 08	04/02/08	£13.3700	756	3-5 years
SiRF USD16.33 NQ 22 Jan 08	21/01/08	£13.4200	1,482	3-5 years
SiRF USD16.38 NQ 30 Aug 07	30/08/07	£13.4600	333	3-5 years
SiRF USD16.57 NQ 23 Jan 08	23/01/08	£13.6100	148	3-5 years
SiRF USD17.23 NQ 04 Sep 07	03/09/07	£14.1600	741	3-5 years
SiRF USD18.83 NQ 06 Aug 07 1	06/08/07	£15.4700	66,648	3-5 years
SiRF USD18.96 ISO 22 Jul 05	22/07/05	£15.5800	35,199	3-5 years
SiRF USD18.96 NQ 22 Jul 05	22/07/05	£15.5800	14,676	3-5 years
SiRF USD19.29 NQ 10 Jan 08	10/01/08	£15.8500	444	3-5 years
SiRF USD19.32 NQ 20 Aug 07	20/08/07	£15.8700	3,705	3-5 years
SiRF USD2.27 NQ 18 Aug 08	18/08/08	£1.8700	741	3-5 years
SiRF USD2.30 NQ 30 Mar 09	30/03/09	£1.8900	8,712	3-5 years
SiRF USD2.38 NQ 01 Apr 09	01/04/09	£1.9600	185	3-5 years
SiRF USD2.44 NQ 11 Aug 08	11/08/08	£2.0100	1,482	3-5 years
SiRF USD2.48 ISO 19 Jan 06	19/01/06	£2.0400	14,569	3-5 years
SiRF USD2.48 ISO 19 Jan 06 1	19/01/06	£2.0400	411	3-5 years
SiRF USD2.48 NQ 12 Oct 06	12/10/06	£2.0400	1,882	3-5 years
SiRF USD2.48 NQ 12 Oct 06 1	12/10/06	£2.0400	1,507	3-5 years
SiRF USD2.48 NQ 12 Oct 06 2	12/10/06	£2.0400	1,883	3-5 years
SiRF USD2.48 NQ 12 Oct 06 3	12/10/06	£2.0400	941	3-5 years
SiRF USD2.48 NQ 12 Oct 06 4	12/10/06	£2.0400	1,426	3-5 years
SiRF USD2.48 NQ 15 May 06	15/05/06	£2.0400	564	3-5 years
SiRF USD2.48 NQ 15 May 06 1	15/05/06	£2.0400	706	3-5 years
SiRF USD2.48 NQ 15 May 06 11	15/05/06	£2.0400	2,473	3-5 years
SiRF USD2.48 NQ 15 May 06 2	15/05/06	£2.0400	356	3-5 years
SiRF USD2.48 NQ 15 May 06 3	15/05/06	£2.0400	1,505	3-5 years
SiRF USD2.48 NQ 15 May 06 5	15/05/06	£2.0400	752	3-5 years
SiRF USD2.48 NQ 15 May 06 7	15/05/06	£2.0400	941	3-5 years
SiRF USD2.48 NQ 15 May 06 8	15/05/06	£2.0400	941	3-5 years
SiRF USD2.48 NQ 15 May 06 9	15/05/06	£2.0400	235	3-5 years
SiRF USD2.48 NQ 19 Jan 06	19/01/06	£2.0400	18,309	3-5 years
SiRF USD2.48 NQ 19 Jan 06 2	19/01/06	£2.0400	1,099	3-5 years

Name	Date of Grant	Price	Sum of Number of Options Outstanding	Vesting

SiRF USD2.48 NQ 25 Jan 07 1	25/01/07	£2.0400	1,507	3-5 years
SiRF USD2.48 NQ 25 Jan 07 2	25/01/07	£2.0400	1,507	3-5 years
SiRF USD2.48 NQ 27 Jul 06	27/06/06	£2.0400	941	3-5 years
SiRF USD2.48 NQ 27 Jul 06 1	27/06/06	£2.0400	46	3-5 years
SiRF USD2.48 NQ 27 Jul 06 10	27/06/06	£2.0400	1,507	3-5 years
SiRF USD2.48 NQ 27 Jul 06 11	27/06/06	£2.0400	376	3-5 years
SiRF USD2.48 NQ 27 Jul 06 3	27/06/06	£2.0400	1,130	3-5 years
SiRF USD2.48 NQ 27 Jul 06 4	27/06/06	£2.0400	564	3-5 years
SiRF USD2.48 NQ 27 Jul 06 5	27/06/06	£2.0400	376	3-5 years
SiRF USD2.48 NQ 27 Jul 06 7	27/06/06	£2.0400	1,433	3-5 years
SiRF USD2.48 NQ 27 Jul 06 8	27/06/06	£2.0400	706	3-5 years
SiRF USD2.48 NQ 27 Jul 06 9	27/06/06	£2.0400	376	3-5 years
SiRF USD20.09 NQ 01 Aug 07	01/08/07	£16.5000	741	3-5 years
SiRF USD21.28 NQ 10 Jul 07	10/07/07	£17.4800	1,482	3-5 years
SiRF USD21.32 NQ 25 Jun 07	25/06/07	£17.5100	5,335	3-5 years
SiRF USD21.33 NQ 11 Jun 07	11/06/07	£17.5200	1,482	3-5 years
SiRF USD21.35 NQ 28 Sep 07	28/09/07	£17.5400	444	3-5 years
SiRF USD21.36 NQ 19 Jul 07	19/07/07	£17.5500	3,196	3-5 years
SiRF USD21.36 NQ 19 Jul 07 1	19/07/07	£17.5500	376	3-5 years
SiRF USD21.36 NQ 19 Jul 07 10	19/07/07	£17.5500	2,260	3-5 years
SiRF USD21.36 NQ 19 Jul 07 11	19/07/07	£17.5500	1,507	3-5 years
SiRF USD21.36 NQ 19 Jul 07 13	19/07/07	£17.5500	3,014	3-5 years
SiRF USD21.36 NQ 19 Jul 07 2	19/07/07	£17.5500	376	3-5 years
SiRF USD21.36 NQ 19 Jul 07 4	19/07/07	£17.5500	564	3-5 years
SiRF USD21.36 NQ 19 Jul 07 5	19/07/07	£17.5500	1,130	3-5 years
SiRF USD21.36 NQ 19 Jul 07 6	19/07/07	£17.5500	564	3-5 years
SiRF USD21.36 NQ 19 Jul 07 8	19/07/07	£17.5500	706	3-5 years
SiRF USD21.36 NQ 19 Jul 07 9	19/07/07	£17.5500	564	3-5 years
SiRF USD21.60 NQ 18 Jun 07	18/06/07	£17.7400	1,482	3-5 years
SiRF USD22.19 ISO 30 Aug 05	30/08/05	£18.2300	4,114	3-5 years
SiRF USD22.34 NQ 01 Jun 07	01/06/07	£18.3500	2,840	3-5 years
SiRF USD23.19 NQ 02 Oct 06	02/10/06	£19.0500	6,669	3-5 years
SiRF USD23.35 NQ 01 Oct 07	01/10/07	£19.1800	17,784	3-5 years
SiRF USD23.49 NQ 24 Jul 07	24/07/07	£19.3000	1,852	3-5 years
SiRF USD23.68 NQ 17 Dec 07	17/12/07	£19.4500	3,334	3-5 years
SiRF USD24.29 NQ 01 May 07	01/05/07	£19.9500	148	3-5 years
SiRF USD24.32 NQ 23 Jul 07	23/07/07	£19.9800	3,334	3-5 years
SiRF USD24.35 NQ 02 Jan 08	`02/01/08	£20.0000	741	3-5 years
SiRF USD24.35 NQ 03 May 07	03/05/07	£20.0000	13,338	3-5 years
SiRF USD24.35 NQ 03 May 07 1	03/05/07	£20.0000	4,446	3-5 years
SiRF USD24.45 NQ 03 Jan 08	06/01/08	£20.0900	148	3-5 years
SiRF USD24.71 NQ 08 Oct 07	08/10/07	£20.3000	5,631	3-5 years
SiRF USD24.95 NQ 22 Oct 07	22/10/07	£20.5000	13,337	3-5 years
SiRF USD25.00 NQ 03 Jan 07	03/01/07	£20.5400	29,640	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A	24/04/07	£20.6700	6,845	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A 1	24/04/07	£20.6700	11,856	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A 2	24/04/07	£20.6700	5,275	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A 3	24/04/07	£20.6700	6,120	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A 4	24/04/07	£20.6700	4,683	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A 5	24/04/07	£20.6700	9,484	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A 6	24/04/07	£20.6700	3,215	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A 7	24/04/07	£20.6700	9,321	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A 8	24/04/07	£20.6700	7,610	3-5 years
SiRF USD25.16 NQ 24 Apr 07 A 9	24/04/07	£20.6700	5,505	3-5 years
SiRF USD25.16 NQ 24 Apr 07 B	24/04/07	£20.6700	8,868	3-5 years
SiRF USD25.16 NQ 24 Apr 07 C	24/04/07	£20.6700	10,846	3-5 years
SiRF USD25.35 NQ 06 Sep 06	06/09/06	£20.8200	7,410	3-5 years
SiRF USD25.50 ISO 16 Nov 05	16/11/05	£20.9500	13,338	3-5 years

Name	Date of Grant	Price	Sum of Number of Options Outstanding	Vesting

SiRF USD25.50 NQ 16 Nov 05	16/11/05	£20.9500	20,223	3-5 years
SiRF USD25.60 NQ 19 Nov 07 1	19/11/07	£21.0300	1,111	3-5 years
SiRF USD25.63 NQ 25 Oct 06	25/10/06	£21.0500	1,185	3-5 years
SiRF USD25.68 NQ 16 Jan 07	16/01/07	£21.1000	16,302	3-5 years
SiRF USD25.68 NQ 16 Jan 07 1	16/01/07	£21.1000	20,748	3-5 years
SiRF USD25.69 NQ 26 Dec 07	26/12/07	£21.1000	160	3-5 years
SiRF USD25.84 NQ 04 May 07	04/05/07	£21.2300	2,074	3-5 years
SiRF USD25.92 NQ 18 Dec 06	18/12/06	£21.2900	2,223	3-5 years
SiRF USD26.99 NQ 15 Mar 07	15/03/07	£22.1700	1,852	3-5 years
SiRF USD27.15 NQ 02 Apr 07	02/04/07	£22.3000	2,964	3-5 years
SiRF USD27.49 NQ 26 Mar 07	26/03/07	£22.5800	6,298	3-5 years
SiRF USD27.76 NQ 30 Mar 07	30/03/07	£22.8000	4,446	3-5 years
SiRF USD28.13 NQ 21 Mar 07	21/03/07	£23.1100	2,593	3-5 years
SiRF USD28.59 NQ 12 Jun 06	12/06/06	£23.4900	5,187	3-5 years
SiRF USD28.92 ISO 05 Jun 06	05/06/05	£23.7600	8,981	3-5 years
SiRF USD28.92 NQ 05 Jun 06	05/06/06	£23.7600	1,392	3-5 years
SiRF USD29.17 NQ 12 Mar 07	12/03/07	£23.9600	3,705	3-5 years
SiRF USD29.50 NQ 01 Feb 07	01/02/07	£24.2300	7,410	3-5 years
SiRF USD29.67 NQ 01 Nov 07	01/11/07	£24.3700	4,075	3-5 years
SiRF USD3.20 NQ 04 Aug 08 1	04/07/08	£2.6300	10,299	3-5 years
SiRF USD3.39 NQ 08 May 09	08/05/09	£2.7900	131,379	3-5 years
SiRF USD3.46 NQ 11 May 09	11/05/09	£2.8500	11,115	3-5 years
SiRF USD3.46 NQ 21 May 07 A	21/05/07	£2.8500	470	3-5 years
SiRF USD3.46 NQ 21 May 07 A 1	21/05/07	£2.8500	3,142	3-5 years
SiRF USD3.46 NQ 21 May 07 B	21/05/07	£2.8500	564	3-5 years
SiRF USD3.46 NQ 21 May 07 B 2	21/05/07	£2.8500	941	3-5 years
SiRF USD3.46 NQ 21 May 07 B 3	21/05/07	£2.8500	564	3-5 years
SiRF USD3.46 NQ 21 May 07 B 4	21/05/07	£2.8500	235	3-5 years
SiRF USD3.46 NQ 21 May 07 B 6	21/05/07	£2.8500	1,021	3-5 years
SiRF USD3.46 NQ 21 May 07 B 7	21/05/07	£2.8500	2,825	3-5 years
SiRF USD3.76 NQ 19 May 05	19/05/05	£3.0900	155	3-5 years
SiRF USD3.76 NQ 21 Sep 05	21/09/05	£3.0900	185	3-5 years
SiRF USD30.00 NQ 12 Feb 07 1	12/02/07	£24.6400	14,820	3-5 years
SiRF USD30.13 ISO 30 Sep 05	30/09/05	£24.7500	10,945	3-5 years
SiRF USD30.13 NQ 30 Sep 05	30/09/05	£24.7500	9,801	3-5 years
SiRF USD30.20 NQ 01 Dec 06	01/12/06	£24.8100	7,410	3-5 years
SiRF USD30.70 NQ 01 Jun 06	01/06/06	£25.2200	1,111	3-5 years
SiRF USD31.29 NQ 26 Feb 07	26/02/07	£25.7000	1,482	3-5 years
SiRF USD31.80 ISO 05 Jul 06	05/07/06	£26.1200	2,964	3-5 years
SiRF USD33.98 NQ 01 May 06	01/05/06	£27.9100	322,631	3-5 years
SiRF USD33.98 NQ 01 May 06 1	01/05/06	£27.9100	2,667	3-5 years
SiRF USD35.46 ISO 31 Mar 06	31/03/06	£29.1300	3,556	3-5 years
SiRF USD35.46 NQ 31 Mar 06	31/03/06	£29.1300	1,852	3-5 years
SiRF USD35.46 NQ 31 Mar 06 1	31/03/06	£29.1300	2,223	3-5 years
SiRF USD36.22 NQ 04 May 06	04/05/06	£29.7500	13,338	3-5 years
SiRF USD36.40 NQ 03 May 06	03/05/06	£29.9000	9,447	3-5 years
SiRF USD36.79 ISO 10 Feb 06	10/02/06	£30.2200	3,705	3-5 years
SiRF USD36.79 ISO 10 Feb 06 2	10/02/06	£30.2200	6,351	3-5 years
SiRF USD36.79 NQ 10 Feb 06	10/02/06	£30.2200	8,468	3-5 years
SiRF USD4.00 ISO 01 May 03	01/05/03	£3.2900	1,358	3-5 years
SiRF USD4.00 ISO 05 Feb 03	05/02/03	£3.2900	3,705	3-5 years
SiRF USD4.00 ISO 06 May 02	06/05/02	£3.2900	4,660	3-5 years
SiRF USD4.00 ISO 06 Nov 01	06/11/01	£3.2900	54,352	3-5 years
SiRF USD4.00 ISO 06 Nov 01 A	06/11/01	£3.2900	46,621	3-5 years
SiRF USD4.00 ISO 06 Nov 01 B	06/11/01	£3.2900	4,999	3-5 years
SiRF USD4.00 ISO 17 Dec 01 A	17/12/01	£3.2900	55,420	3-5 years
SiRF USD4.00 ISO 17 Dec 01 B	17/12/01	£3.2900	2,223	3-5 years
SiRF USD4.00 ISO 26 Nov 03	26/11/03	£3.2900	132,046	3-5 years

Name	Date of Grant	Price	Sum of Number of Options Outstanding	Vesting

SiRF USD4.00 ISO 29 Jul 03	29/07/03	£3.2900	3,396	3-5 years
SiRF USD4.00 ISO 30 Oct 02	30/10/02	£3.2900	14,471	3-5 years
SiRF USD4.00 ISO 30 Oct 03	30/10/03	£3.2900	24,887	3-5 years
SiRF USD4.00 NQ 06 Nov 01	06/11/01	£3.2900	11,300	3-5 years
SiRF USD4.00 NQ 26 Nov 03	26/11/03	£3.2900	40,244	3-5 years
SiRF USD4.00 RSP 30 Oct 02	30/10/02	£3.2900	772	3-5 years
SiRF USD4.25 NQ 08 Jun 09	08/06/09	£3.5000	3,112	3-5 years
SiRF USD4.32 NQ 30 Jun 08	30/06/08	£3.5500	6,742	3-5 years
SiRF USD5.00 NQ 14 Apr 08	14/04/08	£4.1100	741	3-5 years
SiRF USD5.58 NQ 07 Apr 08	07/04/08	£4.5900	3,519	3-5 years
SiRF USD5.62 NQ 29 Apr 08	29/04/08	£4.6200	37,050	3-5 years
SiRF USD5.67 NQ 28 Apr 08	28/04/08	£4.6600	4,741	3-5 years
SiRF USD5.91 NQ 30 Apr 08	30/04/08	£4.8600	3,705	3-5 years
SiRF USD6.14 NQ 05 May 08	05/05/08	£5.0500	329	3-5 years
SiRF USD6.14 NQ 21 Apr 08	21/04/08	£5.0500	35,568	3-5 years
SiRF USD6.17 NQ 23 Apr 08	23/04/08	£5.0700	333	3-5 years
SiRF USD6.18 NQ 17 Mar 08	17/03/08	£5.0800	296	3-5 years
SiRF USD6.24 NQ 17 Jun 08	13/06/08	£5.1300	741	3-5 years
SiRF USD6.26 NQ 02 May 08	02/05/08	£5.1500	2,223	3-5 years
SiRF USD6.30 NQ 03 Mar 08	03/03/08	£5.1800	1,333	3-5 years
SiRF USD6.50 ISO 22 Dec 03	22/12/03	£5.3400	20,043	3-5 years
SiRF USD6.73 NQ 25 Feb 08	25/02/08	£5.5300	444	3-5 years
SiRF USD6.78 NQ 09 Jun 08	09/06/08	£5.5700	2,223	3-5 years
SiRF USD7.11 NQ 19 Feb 08	19/02/08	£5.8400	1,778	3-5 years
SiRF USD7.12 NQ 04 Jun 08	04/06/08	£5.8500	741	3-5 years
SiRF USD7.16 NQ 12 May 08	12/05/08	£5.8900	333	3-5 years
SiRF USD7.17 NQ 27 May 08	27/05/08	£5.8900	741	3-5 years
SiRF USD7.18 NQ 11 Feb 08	11/02/08	£5.9000	148	3-5 years
SiRF USD7.35 NQ 05 Jun 08	05/06/08	£6.0400	333	3-5 years
SiRF USD7.56 NQ 19 May 08	19/05/08	£6.2100	741	3-5 years
SiRF USD7.74 NQ 15 May 08	15/05/08	£6.3600	333	3-5 years
SiRF USD9.90 ISO 26 Feb 04	26/02/04	£8.1400	16,707	3-5 years
Starter Award 01 Sep 09	01/09/09	£0.0010	5,920	2 years
Starter Award 04 Nov 08	04/11/08	£0.0010	20,080	2 years
Starter Award 1 Sep 09	01/09/09	£0.0010	1,933	2 years
Starter Award 15 Mar 10	15/03/10	£0.0010	24,742	2 years
Starter Award 15 Mar 11	15/03/11	£0.0010	230,263	2 years
Starter Award 3 Sep 10	03/09/10	£0.0010	146,293	2 years
Starter Award 4 Nov 08	04/11/08	£0.0010	1,708	2 years
Starter Grant 10	30/09/04	£3.6250	15,000	5 years
Starter Grant 12	01/03/06	£9.0500	25,000	5 years
Starter Grant 14	25/05/06	£12.4100	383,420	5 years
Starter Grant 15	02/08/06	£11.0967	19,932	5 years
Starter Grant 15 Mar 11	15/03/11	£3.7850	5,679	3 years
Starter Grant 16	15/11/06	£6.2700	79,906	5 years
Starter Grant 17	28/02/07	£7.6800	41,616	5 years
Starter Grant 18	09/05/07	£7.5700	41,746	5 years
Starter Grant 19	01/08/07	£7.2900	50,252	5 years
Starter Grant 20	14/11/07	£6.4450	77,166	5 years
Starter Grant 21	05/03/08	£3.1600	59,448	5 years
Starter Grant 4	03/09/01	£2.3850	7,000	5 years
	01/10/01	£2.3850	3,000	5 years
	26/10/01	£2.3850	1,000	5 years
	03/11/01	£2.3850	5,000	5 years
	06/11/01	£2.3850	7,000	5 years
	12/11/01	£2.3850	2,800	5 years
	15/01/02	£2.3850	7,000	5 years

Name	Date of Grant	Price	Sum of Number of Options Outstanding	Vesting

Starter Grant 5	09/01/03	£1.0100	5,250	5 years
	13/02/03	£1.0100	3,750	5 years
	07/04/03	£1.0100	3,250	5 years
	02/09/03	£1.0100	1,731	5 years
	29/09/03	£1.0100	2,508	5 years
	01/10/03	£1.0100	187	5 years
	01/11/03	£1.0100	5,250	5 years
Starter Grant 6	09/12/03	£1.0250	784	5 years
	12/01/04	£1.0250	8,918	5 years
	26/01/04	£1.0250	9,000	5 years
	02/02/04	£1.0250	5,600	5 years
Starter Grant Award 11 Jun 08	11/06/08	£0.0010	883	5 years
Starter Grant Option 11 Jun 08	11/06/08	£3.1100	29,419	5 years
Starter Grant Option 15 Mar 11	15/03/11	£3.7850	42,864	5 years
Starter Option 04 Nov 08	04/11/08	£2.0450	8,679	5 years
Starter Option 15 Mar 11	15/03/11	£3.7850	92,094	5 years
Starter Option 15 Mar 10	15/03/10	£4.8430	20,736	5 years
Starter Option 3 Sep 10	03/09/10	£2.9980	82,943	5 years
Warrants	12/02/03	£1.3400	1,233	?
	29/03/04	£1.3400	3,364	?
	01/10/04	£1.3400	3,770	?
	31/12/04	£1.3400	1,642	?
	15/06/05	£1.3400	3,973	?
Grand Total			14,042,790

10.8	Each outstanding option to acquire shares in SiRF and other equity-based awards will be converted automatically at the effective time of the Transaction into an equivalent option or award in respect of Ordinary Shares. The conversion mechanics are summarised in paragraph 2 of Part II (The Amended and Restated Merger Agreement) of this document.

10.9	Save as disclosed in paragraph 10 of this Part XIII, no share or loan capital of CSR or any of its subsidiaries is under option or is agreed, conditionally or unconditionally, to be put under option.

11.	Zoran Stock Plans

11.1	General

The purpose of the 2005 Plan is to advance the interests of Zoran by providing an incentive program that enables it to attract and retain employees and consultants upon whose judgment, interest and efforts Zoran’s success is dependent and to provide them with an equity stake in Zoran’s success. These incentives are provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, deferred compensation awards, and other stock-based and cash-based awards.

11.2 Authorised	Shares.

A total of 10,656,663 Zoran Shares have been approved for issuance under the 2005 Plan.

11.3 Share	Accounting and Adjustments

Each share subject to a stock option, stock appreciation right, deferred compensation award or other award that requires the participant to purchase shares for their fair market value at the time of grant reduces the number of shares remaining available for grant under the 2005 Plan by one share. However, each share subject to a “full value” award (i.e., an award settled in stock, other than an option, stock appreciation right, deferred compensation award or other award that requires the participant to purchase shares for their fair market value at grant) reduces the number of shares remaining available for grant under the 2005 Plan by 1.61 shares for awards granted after 21 April 2010 and 1.3 shares for awards granted prior to 21 April 2010.

If any award granted under the 2005 Plan expires or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by Zoran for not more than the participant’s purchase price, any such shares re-acquired or subject to a terminated award again become available for issuance under the 2005 Plan. Shares are not treated as having been issued under the 2005 Plan and, therefore, do not reduce the number of shares available for issuance to the extent an award is settled in cash or such shares are withheld or re-acquired by Zoran in satisfaction of a tax withholding obligation. The number of shares available under the 2005 Plan is reduced upon the exercise of a stock appreciation right only by the number of shares actually issued. If shares are tendered in payment of the exercise price of an option or the option is exercised by means of a net-exercise procedure, the number of shares available under the 2005 Plan is reduced only by the net number of shares issued. Appropriate adjustments are made to the number of shares authorised under the 2005 Plan, to the numerical limits on awards described below, and to outstanding awards in the event of any change in Zoran’s common stock through merger, consolidation, reorganisation, reincorporation, recapitalisation, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in Zoran’s capital structure, or if Zoran makes a distribution to Zoran Shareholders in a form other than Zoran Shares (excluding normal cash dividends) that has a material effect on the fair market value of Zoran Shares. In such circumstances, the Compensation Committee also has the discretion under the 2005 Plan to adjust the terms of outstanding awards as it deems appropriate. Without affecting the number of shares available for issuance under the 2005 Plan, the Compensation Committee may authorise the issuance or assumption of benefits under the 2005 Plan in connection with any merger, consolidation or similar transaction on such terms and conditions as it deems appropriate.

11.4 Certain	Award Limits

In addition to the limitation described above on the total number of Zoran Shares that are authorised for issuance under the 2005 Plan, the plan limits the numbers of shares that may be issued under certain types of awards, subject to adjustment as described above under “Share Accounting and Adjustments”. No more than 5 per cent. of the aggregate number of shares authorised under the 2005 Plan may be issued pursuant to full value awards that provide for vesting more rapid than annual pro rata vesting over a period of three years if vesting is based upon continued service alone or that have performance periods of less than 12 months if vesting is based on the attainment of performance goals, except in the case of the participant’s death, disability, retirement or involuntary termination of employment, or a change in control of Zoran. No more than 4,500,000 Zoran Shares may be issued upon the exercise of incentive stock options granted under the 2005 Plan.

To enable compensation in connection with certain types of awards to qualify as “performance-based” within the meaning of Section 162(m) of the Code, the 2005 Plan establishes a limit on the maximum aggregate number of shares or dollar value for which any such award may be granted to an employee in any fiscal year. The annual limits for awards intended to qualify as performance-based are as follows:

•	Stock options and stock appreciation rights: No more than 500,000 Zoran Shares.

•	Restricted stock and restricted stock unit awards: No more than 250,000 Zoran Shares.

•

Performance share and performance unit awards: No more than 100,000 Zoran Shares and no more than US$1,500,000, respectively, for each full fiscal year contained in the performance period of the award.

•	Other stock-based and cash-based awards: No more than 100,000 Zoran Shares and no more than US$1,500,000, respectively, for each full fiscal year contained in the performance period of the award.

11.5	Administration

The 2005 Plan is generally administered by the Compensation Committee or other committee or subcommittee of the Zoran Board or, in the absence of such committee, by the Zoran Board. For purposes of this summary, the term “Committee” will refer to either such committee or the Board of Directors. In the case of awards intended to qualify as “performance-based” under Section 162(m) of the City Code, administration of the 2005 Plan is by a committee comprised solely of two or more “outside directors” within the meaning of Section 162(m). Subject to the provisions of the 2005 Plan, the Committee determines when and to whom awards are granted, the types and sizes of awards, and all other terms and conditions of awards. The Committee may, subject to certain limitations on the exercise its discretion required by the 2005 Plan, amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. Under the 2005 Plan, the Committee may delegate to a committee of one or more officers the authority to grant awards to persons who are not executive officers of Zoran, subject to the provisions of the 2005 Plan and guidelines established by the Committee. The 2005 Plan provides, subject to certain limitations, for indemnification by Zoran of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2005 Plan. All awards granted under the 2005 Plan are evidenced by a written agreement between Zoran and the participant specifying the terms and conditions of the award, consistent with the requirements of the 2005 Plan. The Committee has the authority to interpret the 2005 Plan and awards granted thereunder, and all determinations of the Committee are final and binding on all persons having an interest in the 2005 Plan or any award.

11.6	Prohibition of Option and SAR Repricing

The 2005 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of Zoran Shareholders, the Committee may not provide for either the cancellation of outstanding options or stock appreciation rights in exchange for the grant of new options or stock appreciation rights at a lower exercise price or the amendment of outstanding options or stock appreciation rights to reduce the exercise price.

11.7	Eligibility

Awards may be granted under the 2005 Plan only to employees and consultants of Zoran or any present or future parent or subsidiary corporation or other affiliated entity. Non-employee members of the Zoran Board are not be eligible under the 2005 Plan. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of Zoran or any parent or subsidiary corporation of Zoran.

11.8	Stock Options

The Committee may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Code, or any combination of these. The exercise price of each option may not be less than the fair market value of a Zoran Share on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10 per cent. of the total combined voting power of all classes of stock of Zoran or any parent or subsidiary corporation of Zoran (a “10 per cent. Stockholder”) must have an exercise price equal to at least 110 per cent. of the fair market value of a share of common stock on the date of grant.

The 2005 Plan provides that the option exercise price may be paid in cash or its equivalent; by means of a broker-assisted cashless exercise; by tender to Zoran of shares of common stock owned by the participant having a fair market value not less than the exercise price (to the extent legally permitted); by means of a net-exercise procedure; by such other lawful consideration as approved by the Committee; or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the participant has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by Zoran, through the participant’s surrender of a portion of the option shares to Zoran.

Options become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The maximum term of any option granted under the 2005 Plan is ten years, provided that an incentive stock option granted to a 10 per cent. Stockholder must have a term not exceeding five years. Unless otherwise permitted by the Committee, an option generally remain exercisable for three months following the participant’s termination of service, provided that if service terminates as a result of the participant’s death or disability, the option generally remains exercisable for 12 months, but in any event, the option must be exercised no later than its expiration date.

Incentive stock options are non-transferrable by the participant other than by will or by the laws of descent and distribution, and are exercisable during the participant’s lifetime only by the participant. However, a non-statutory stock option may be assigned or transferred to certain family members to the extent permitted by the Committee.

11.9	Stock Appreciation Rights

The Committee may grant stock appreciation rights either in tandem with a related option (a “Tandem SAR”) or independently of any option (a “Freestanding SAR”). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for Zoran Shares or the surrender of the option and the exercise of the related stock appreciation right. A Tandem SAR is exercisable only at the time and to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as may be specified by the Committee. The exercise price of a Tandem SAR is the same as the exercise price of the related option, and the exercise price of a Freestanding SAR may not be less than the fair market value of a Zoran Share on the date of grant.

Upon the exercise of any stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying Zoran Shares as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in Zoran Shares whose fair market value on the exercise date equals the payment amount. At the Committee’s discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or Zoran Shares and may be paid in a lump sum or on a deferred basis in accordance with the terms of the participant’s award agreement. The maximum term of any stock appreciation right granted under the 2005 Plan is ten years.

Stock appreciation rights are generally non-transferrable by the participant other than by will or by the laws of descent and distribution, and are generally exercisable during the participant’s lifetime only by the participant. If permitted by the Committee, a Tandem SAR related to a nonstatutory stock option and a Freestanding SAR may be assigned or transferred to certain family members to the extent permitted by the Committee. Other terms of stock appreciation rights are generally similar to the terms of comparable stock options.

11.10	Restricted Stock Awards

The Committee may grant restricted stock awards under the 2005 Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase Zoran Shares, or in the form of a restricted stock bonus, in which stock is issued in consideration for services to Zoran rendered by the participant. The Committee determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of Zoran Shares. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the Committee specifies, including the attainment of one or more performance goals similar to those described below in connection with performance awards. Shares acquired pursuant to a restricted stock award may not be transferred by the participant until vested. Unless otherwise provided by the Committee, a participant will forfeit any shares of restricted stock as to which the vesting restrictions have not lapsed prior to the participant’s termination of service. Unless otherwise determined by the Committee, participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares are subject to the same restrictions as the original award.

11.11	Restricted Stock Units

The Committee may grant restricted stock units under the 2005 Plan, which represent rights to receive Zoran Shares at a future date determined in accordance with the participant’s award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant’s services to Zoran. The Committee may grant restricted stock unit awards subject to the attainment of one or more performance goals similar to those described below in connection with performance awards, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Unless otherwise provided by the Committee, a participant will forfeit any restricted stock units which have not vested prior to the participant’s termination of service. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until Zoran Shares are issued in settlement of such awards. However, the Committee may grant restricted stock units that entitle their holders to dividend equivalent rights, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends Zoran pays.

11.12	Performance Awards

The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines in writing and sets forth in a written agreement between Zoran and the participant, subject to the minimum vesting requirements described above under “Certain Award Limits.” These awards may be designated as performance shares or performance units, which consist of unfunded bookkeeping entries generally having initial values equal to the fair market value determined on the grant date of a share of common stock, in the case of performance shares, and a monetary value established by the Committee at the time of grant in the case of performance units. Performance awards specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, performance awards may be settled in cash, shares of common stock (including shares of restricted stock that are subject to additional vesting) or any combination thereof.

Prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the City Code, the Committee establishes one or more performance goals applicable to the award. Performance goals are based on the attainment of specified target levels with respect to one or more measures of business or financial performance of Zoran and each subsidiary corporation consolidated with Zoran for financial reporting purposes, or such division or business unit of Zoran as may be selected by the Committee. The Committee, in its discretion, may base performance goals on one or more of the following such measures: revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of stock-based compensation expense, interest, taxes, depreciation and amortisation; pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; stock price; earnings per share; return on stockholder equity; return on capital; return on assets; return on investment; employee satisfaction; employee retention; balance of cash, cash equivalents and marketable securities; market share; customer satisfaction; product development; R&D expense; completion of an identified special project; and completion of a joint venture or other corporate transaction.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the Committee. The degree of attainment of performance measures are calculated in accordance with generally accepted accounting principles, but prior to the accrual or payment of any performance award for the same performance period, and, according to criteria established by the Committee, excluding the effect (whether positive or negative) of changes in accounting standards or any extraordinary, unusual or nonrecurring item occurring after the establishment of the performance goals applicable to a performance award.

Following completion of the applicable performance period, the Committee certifies in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable on the basis of the performance goals attained to a participant who is an executive officer treated as a “covered employee” within the meaning of Section 162(m) of the City Code. However, no such reduction may increase the amount paid to any other participant. The Committee may make positive or negative adjustments to performance award payments to participants other than covered employees to reflect the participant’s individual job performance or other factors determined by the Committee. In its discretion, the Committee may provide for a participant awarded performance shares to receive dividend equivalent rights with respect to cash dividends paid on Zoran Shares. The Committee may provide for performance award payments in lump sums or instalments pursuant to a schedule elected by the participant.

Unless otherwise provided by the Committee, if a participant’s service terminates due to the participant’s death, disability or retirement prior to completion of the applicable performance period, the final award value is determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but is prorated for the number of months of the participant’s service during the performance period. If a participant’s service terminates prior to completion of the applicable performance period for any other reason, the 2005 Plan provides that, unless otherwise determined by the Committee, the performance award is forfeited. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

11.13	Deferred Compensation Awards

The 2005 Plan authorises the Committee to establish a deferred compensation award program. If and when implemented, participants designated by the Committee who are officers or members of a select group of highly compensated employees may elect to receive an award of deferred stock units in lieu of compensation otherwise payable in cash or in lieu of cash or shares of common stock issuable upon the exercise or settlement of stock options, stock appreciation rights or performance share or performance unit awards. Each such deferred stock unit represents a right to receive one Zoran Share at a future date determined in accordance with the participant’s award agreement. Deferred stock units are settled by distribution to the participant of a number of whole shares of common stock equal to the number of deferred stock units subject to the award as soon as practicable following the earlier of the date on which the participant’s service terminates or a settlement date elected by the participant at the time of his or her election to receive the deferred stock unit award. Participants are not required to pay any additional consideration in connection with the settlement of a deferred stock units. A holder of deferred stock units has no voting rights or other rights as a Zoran Shareholder until Zoran Shares are issued to the participant in settlement of the deferred stock unit. However, participants holding deferred stock units are entitled to dividend equivalent rights with respect to any payment of cash dividends on an equivalent number of Zoran Shares. Such dividend equivalents are credited in the form of additional whole deferred stock units. Prior to settlement, deferred stock units may not be assigned or transferred other than by will or the laws of descent and distribution.

11.14	Cash-Based Awards and Other Stock-Based Awards

The Committee may grant cash-based awards or other stock-based awards in such amounts and subject to such terms and conditions as the Committee determines. Cash-based awards specify a monetary payment or range of payments, while other stock-based awards specify a number of shares or units based on shares or other equity-related awards. Subject to the minimum vesting requirements described above under “Certain Award Limits,” such awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of awards may be in cash or shares of common stock, as determined by the Committee. A participant has no voting rights with respect to any such award unless and until shares are issued pursuant to the award. The committee may grant dividend equivalent rights with respect to other stock-based awards. The effect on such awards of the participant’s termination of service is determined by the Committee and set forth in the participant’s award agreement.

11.15	Change in Control

Unless otherwise defined in a participant’s award or employment agreement, the 2005 Plan provides that a “Change in Control” occurs upon:

•

a person or entity, other than an employee benefit plan or a corporation owned by Zoran Shareholders in the same proportion as their ownership of Zoran Shares, becoming the direct or indirect beneficial owner of more than 50 per cent. of Zoran’s voting stock;

•	a liquidation or dissolution of Zoran; or

•

the occurrence of any of the following events upon which the Zoran Shareholders immediately before the event do not retain immediately after the event direct or indirect beneficial ownership of more than 50 per cent. of the voting securities of Zoran, its successor or the entity to which the assets of the company were transferred:

•	a sale or exchange by Zoran Shareholders in a single transaction or series of related transactions of more than 50 per cent. of Zoran’s voting stock;

•	a merger or consolidation in which Zoran is a party; or

•	the sale, exchange or transfer of all or substantially all of the assets of Zoran (other than a sale, exchange or transfer to one or more subsidiaries of Zoran).

If a Change in Control occurs, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume or continue outstanding options and stock appreciation rights or substitute substantially equivalent options or rights for its stock. Any options or stock appreciation rights which are not assumed or continued in connection with a Change in Control or exercised prior to the Change in Control will terminate effective as of the time of the Change in Control. The Committee may provide for the acceleration of vesting of any or all outstanding options and stock appreciation rights upon such terms and to such extent as it determines. The 2005 Plan also authorises the Committee, in its discretion and without the consent of any participant, to cancel each or any outstanding option or stock appreciation right upon a Change in Control in exchange for a payment to the participant with respect to each vested share (and each unvested share if so determined by the Committee) subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the Change in Control transaction over the exercise price per share under the award. Finally, the Committee, in its discretion, may provide in the event of a Change in Control for the acceleration of vesting and/or settlement of any restricted stock award, restricted stock unit award, performance share or performance unit award, deferred compensation award, or cash-based or other stock-based award held by a participant upon such conditions and to such extent as determined by the Committee.

11.16	Awards Subject to Section 409A of the City Code

Certain awards granted under the 2005 Plan may be deemed to constitute “deferred compensation” within the meaning of Section 409A of the City Code, providing rules regarding the taxation of nonqualified deferred compensation plans, and such regulations or other administrative guidance that may be issued pursuant to Section 409A. Any such awards are required to comply with the requirements of Section 409A. Notwithstanding any provision of the 2005 Plan to the contrary, the Committee is authorised, in its sole discretion and without the consent of any participant, to amend the 2005 Plan or any award agreement as it deems necessary or advisable to comply with Section 409A.

11.17	Termination or Amendment

The 2005 Plan will continue in effect until its termination by the Committee, provided that no awards may be granted under the 2005 Plan following the tenth anniversary of the 2005 Plan’s effective date. The Committee may terminate or amend the 2005 Plan at any time, provided that no amendment may be made without stockholder approval that would increase the maximum aggregate number of Zoran Shares authorised for issuance under the 2005 Plan, change the class of persons eligible to receive incentive stock options or require stockholder approval under any applicable law, regulation or rule. No termination or amendment may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation or rule, including, but not limited to, Section 409A of the City Code, or unless expressly provided in the terms and conditions governing the award.

12.	Summary of the 2005 Directors’ Plan (the “2005 Directors’ Plan”)

12.1	General

The purpose of the 2005 Directors’ Plan is to advance the interests of Zoran by providing an incentive to attract and retain qualified individuals to serve on the Zoran Board and to provide them with a personal stake in the success of Zoran. These incentives may be provided through the grant of stock options, stock appreciation rights, restricted stock units and deferred compensation awards.

12.2	Authorised Shares

A total of 600,000 Zoran Shares have been authorised for issuance under the 2005 Directors’ Plan.

12.3	Share Accounting and Adjustments

Each Zoran Share subject to a stock option, stock appreciation right or deferred compensation award reduces the number of shares remaining available for grant under the 2005 Directors’ Plan by one share. However, each share subject to a “full value” award (i.e., an award settled in stock, other than an option, stock appreciation right or deferred compensation award) reduces the number of shares remaining available for grant under the 2005 Directors’ Plan by 1.3 shares.

If any award granted under the 2005 Directors’ Plan expires or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by Zoran for not more than the participant’s purchase price, any such shares re-acquired or subject to a terminated award again becomes available for issuance under the 2005 Directors’ Plan. Shares withheld or re-acquired by Zoran in satisfaction of a tax withholding obligation do not again become available under the 2005 Directors’ Plan. The number of Zoran Shares available under the 2005 Directors’ Plan is reduced upon the exercise of a stock appreciation right by the gross number of Zoran Shares for which the award is exercised. If shares are tendered in payment of the exercise price of an option or the option is exercised by means of a net-exercise procedure, the number of Zoran Shares available under the 2005 Directors’ Plan is reduced by the gross number of Zoran Shares for which the option is exercised. Appropriate adjustments will be made to the number of Zoran Shares authorised under the 2005 Directors’ Plan, to the numerical limits on awards described below, and to outstanding awards in the event of any change in Zoran Shares through merger, consolidation, reorganisation, reincorporation, recapitalisation, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in Zoran’s capital structure, or if Zoran makes a distribution to Zoran Shareholders in a form other than common stock (excluding normal cash dividends) that has a material effect on the fair market value of Zoran Shares. In such circumstances, the Zoran Board also has the discretion under the 2005 Directors’ Plan to adjust the terms of outstanding awards as it deems appropriate.

12.4	Certain Award Limits

In addition to the limitation described above on the total number of Zoran Shares that will be authorised for issuance under the 2005 Directors’ Plan, the 2005 Directors’ Plan limits the numbers of shares that may be subject to awards granted to any director in any fiscal year, subject to adjustment as described under “Share Accounting and Adjustments” above. A director may not be granted an award for more than 20,000 Zoran Shares in any fiscal year, except that this limit may be increased by up to an additional 40,000 Zoran Shares in the fiscal year in which the individual is first appointed or elected to the Board of Directors, up to an additional 10,000 Zoran Shares in any fiscal year in which the director is serving as the chairman or lead director of the Board of Directors, by up to an additional 2,500 Zoran Shares for each committee of the Board of Directors on which the director is serving other than as chairman, and by up to an additional 5,000 Zoran Shares for each committee of the Zoran Board on which the director is serving as chairman.

12.5	Administration

The 2005 Directors’ Plan is generally administered by the Zoran Board or by a committee or subcommittee of the Zoran Board appointed to administer the 2005 Directors’ Plan. For purposes of this summary, the term “Board” will refer to either such committee or the Zoran Board. Subject to the provisions of the 2005 Directors’ Plan, the Board determines in its discretion when and to whom awards are granted, the types and sizes of awards, the vesting and/or holding periods applicable to awards and all other terms and conditions of awards. The Board may, subject to the limitations on the exercise its discretion required by the 2005 Directors’ Plan, amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The 2005 Directors’ Plan provides, subject to certain limitations, for indemnification by Zoran of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2005 Directors’ Plan. All awards granted under the 2005 Directors’ Plan are evidenced by a written agreement between Zoran and the participant specifying the terms and conditions of the award, consistent with the requirements of the 2005 Directors’ Plan. The Board has the authority to interpret the 2005 Directors’ Plan and awards granted thereunder, and all determinations of the Board are final and binding on all persons having an interest in the 2005 Directors’ Plan or any award.

12.6	Prohibition of Option and SAR Repricing

The 2005 Directors’ Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of Zoran Shareholders, the Zoran Board may not provide for either the cancellation of outstanding options or stock appreciation rights in exchange for the grant of new options or stock appreciation rights at a lower exercise price or the amendment of outstanding options or stock appreciation rights to reduce the exercise price.

12.7	Eligibility

Awards may be granted under the 2005 Directors’ Plan only to persons who, at the time of grant, are serving as members of the Zoran Board and who are not employees of the Zoran or any parent, subsidiary or other affiliate of Zoran.

12.8	Awards Granted Under the 2005 Directors’ Plan

The Zoran Board may, from time to time, establish awards to be granted on a periodic, non-discriminatory basis to all non-employee members of the Zoran Board. Additional awards may be granted to non-employee directors in consideration of service on one or more committees of the Zoran Board, service as chairman of one or more committees of the Zoran Board, service as chairman or lead director of the Zoran Board or the individual’s initial appointment or election to the Zoran Board. Awards granted under the 2005 Directors’ Plan may be granted in the form of non-statutory stock options, stock appreciation rights, restricted stock units and deferred compensation awards. Subject to the limits described above under “Certain Award Limits,” the Zoran Board determines the amount(s) and type(s) of such awards. Nonstatutory stock options, stock appreciation rights, restricted stock units and deferred compensation awards granted under the 2005 Directors’ Plan is subject to terms and conditions substantially similar to those described above under the summary of the 2005 Plan with respect to the same type of award.

12.9	Change in Control

In the event of a Change in Control, as defined above in the summary of the 2005 Plan, the vesting of all awards granted under the 2005 Directors’ Plan and held by a participant whose service has not terminated prior to the date of the Change in Control will be accelerated in full. Restricted stock unit awards and deferred compensation awards granted under the 2005 Directors’ Plan will be settled on the date of the Change in Control. Except as otherwise described here, awards granted under the 2005 Directors’ Plan will be subject to the same treatment upon a Change in Control as described above under the summary of the 2005 Plan with respect to the same type of award.

12.10	Awards Subject to Section 409A of the Code

Certain awards granted under the 2005 Directors’ Plan may be deemed to constitute “deferred compensation” within the meaning of Section 409A of the Code, providing rules regarding the taxation of nonqualified deferred compensation plans, and such regulations or other administrative guidance that may be issued pursuant to Section 409A. Any such awards are required to comply with the requirements of Section 409A. Notwithstanding any provision of the 2005 Directors’ Plan to the contrary, the Zoran Board is authorised, in its sole discretion and without the consent of any participant, to amend the 2005 Directors’ Plan or any award agreement as it deems necessary or advisable to comply with Section 409A.

12.11	Termination or Amendment

The 2005 Directors’ Plan will continue in effect until its termination by the Zoran Board, provided that no awards may be granted under the 2005 Directors’ Plan following the tenth anniversary of the 2005 Directors’ Plan’s effective date. The Zoran Board may terminate or amend the 2005 Directors’ Plan at any time, provided that no amendment may be made without Zoran Shareholder approval that would increase the maximum aggregate number of Zoran Shares authorised for issuance under the 2005 Directors’ Plan or require Zoran Shareholder approval under any applicable law, regulation or rule. No termination or amendment may affect any outstanding award unless expressly provided by the Zoran Board, and, in any event, may not adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation or rule, including, but not limited to, Section 409A of the Code.

PART XIV

ADDITIONAL INFORMATION

1.	Information on the share capital

1.1	The Companies Act 2006 abolishes the requirement for a company to have an authorised share capital and this is reflected in the Articles. The issued and fully paid share capital of CSR as at 2 August 2011 (the latest practicable date prior to publication of this document) is as follows:

Class of share capital	Number of shares issued	Nominal value of shares issued (£)
Ordinary Shares of 0.1 p each	170,628,665	170,628.67

*	As at 2 August 2011, 14,941,400 shares were held in treasury.

1.2	The following table shows the changes to the issued capital of CSR which have occurred between 2 January 2009 and 2 August 2011 being the latest practicable date prior to the publication of this document:

	Issued Share Capital
Ordinary Shares	Number of Shares	Nominal Value (£)
At 2 January 2009	132,890,821	132,890.82
Allotment of Ordinary Shares pursuant to acquisition of SiRF	47,658,256	47,658.26
Allotment of Ordinary Shares pursuant to exercise of Options	1,638,801	1,638.80
At 1 January 2010	182,187,878	182,187.88
Allotment of Ordinary Shares pursuant to exercise of Options	2,765,434	2,765.43
Purchase of treasury shares	(7,145,000)	(7,145.00)
At 31 December 2010	177,808,312	177,808.31
Allotment of Ordinary Shares pursuant to exercise of Options	616,753	616.75
Purchase of treasury shares	(7,796,400)	(7,796.40)
At 2 August 2011	170,628,665	170,628.67

1.3	Existing Shareholder Authorities

At the CSR Annual General Meeting, CSR Shareholders approved resolutions (based on the issued share capital of CSR as at the close of business on 9 March 2011, the latest practicable date prior to publication of the notice of the CSR Annual General Meeting), to:

(A)	allot equity securities up to a nominal amount of £58,660 (representing one third of the issued share capital);

(B)	allot equity securities up to a nominal amount of £117,320 (representing two-thirds of the issued share capital) in connection with a rights issue;

(C)	allot equity securities for cash, free of pre-emption rights up to a nominal amount of £8,790 (representing approximately 5 per cent. of the issued share capital); and

(D)	purchase a maximum of 17,599,800 ordinary shares of 0.1p each (representing 10 per cent. of the issued share capital).

1.4	Shareholder authorities proposed at the CSR General Meeting

The following ordinary and special resolutions relating to CSR’s share capital are set out in the Circular and CSR Shareholders will be asked to consider and vote on such resolutions at the CSR General Meeting:

“Ordinary Resolutions

1.	THAT:

(A)	the proposed merger (the “Transaction”) of Zoran Corporation (“Zoran”) with the Company’s subsidiary, Merger Sub, Inc. (“Merger Sub”) on the terms and subject to the conditions of the amended and restated agreement and plan of merger dated as of 16 June 2011 between the Company, Zoran and Merger Sub (the “Amended and Restated Merger Agreement”) (a copy of which is produced to the meeting and signed for identification purposes by the chairman of the meeting) and as described in the circular to shareholders of the Company (the “Circular”) outlining the Transaction dated 4 August 2011 (a copy of which is produced to the meeting and signed for identification purposes by the chairman of the meeting) be and is hereby approved and the board of directors of the Company (the “Board”) (or any duly constituted committee thereof) be and is authorised:

(i)	to take all such steps as may be necessary or desirable in connection with, and to implement the Transaction; and

(ii)	to agree such modifications, variations, revisions or amendments to the terms and conditions of the Transaction (provided such modifications, variations, revisions or amendments are not material), and to any documents relating thereto, as they may in their absolute discretion think fit; and

(B)	conditional upon and with effect from the Amended and Restated Merger Agreement becoming unconditional in all respects (save as regards any conditions relating to the passing of this resolution and to the admission of the Company’s ordinary shares of nominal value of 0.1 pence each to be issued in connection with the Transaction to listing on the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange plc becoming effective (“Admission”)), pursuant to section 551 of the Companies Act 2006, and in addition to any previously existing authority conferred upon the Board under that section, the Board, or any duly authorised committee thereof, be and is hereby authorised unconditionally to allot relevant securities (as defined in the Companies Act 2006) in connection with the Transaction up to an aggregate nominal amount of £49,500 (the “New Ordinary Shares”), which authority shall expire at the conclusion of the annual meeting of the Company to be held in 2012 (or, if earlier, at the close of business on 31 August 2012), save that the Company may allot relevant securities in connection with the Transaction pursuant to the Amended and Restated Merger Agreement or any other agreement entered into prior to such date which would, or might, require relevant securities to be allotted after the authority expires and the Board, or any duly authorised committee thereof, may allot relevant securities under any such agreement as if the authority had not expired.

2.	THAT, the CSR plc 2011 Executive Incentive Plan (the “Incentive Plan”), a summary of which is set out in Part V of the Circular and the rules of which are produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification only, be and is hereby approved and that the Board be and is hereby authorised to do all acts and things necessary to establish and carry the Incentive Plan into effect.

3.	THAT the rules of the CSR plc Share Option Plan are amended so that Rule 2.4 is replaced in the following from:

“The Market Value of Shares which may be placed under Option to any Eligible Employee in respect of any financial year of the Company shall not exceed 300 per cent. of that Eligible Employee’s Base Salary save that this figure shall be up to 400 per cent. where the grant of the Option in question is made in circumstances which the Committee determines to be exceptional such as the recruitment or retention of the individual concerned.”

4.	THAT, subject to and conditional upon Resolution 1 being passed and the New Ordinary Shares being allotted in connection with the Transaction, in substitution for any previously existing authorities to allot relevant securities conferred on the Board at the 2011 Annual General Meeting of the Company (the “Annual General Meeting”), the Board be and is hereby authorised to allot equity securities (as defined in the Companies Act 2006) pursuant to section 551 of the Companies Act 2006:

(A)	up to a nominal amount of £73,376; and

(B)	comprising equity securities (as defined in the Companies Act 2006) up to a nominal amount of £146,752 (including within such limit any shares issued under (A) above) in connection with an offer by way of a rights issue:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the Board consider it necessary, as permitted by the rights of those securities,

provided that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, regulatory or practical problems in, or under the laws of, any territory or any other matters, such authorities to expire at the conclusion of the annual general meeting to be held in 2012 (or, if earlier, at the close of business on 31 August 2012) but, in each case, so that the Company may make offers and enter into agreements prior to the expiry of such authority which would, or might, require relevant securities to be allotted after the authority expires and the Board may allot relevant securities under any such offer or agreement as if the authority had not expired.

Special Resolutions

5.	THAT, subject to and conditional upon Resolution 1 being passed and the New Ordinary Shares being allotted in connection with the Transaction, in substitution for any previously existing authority to allot conferred on the Board at the Annual General Meeting, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by Resolution 4 and/or to sell relevant securities, in each case free of the restriction in section 561 of the Companies Act 2006, such power to be limited:

(A)	to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 4(B), by way of a rights issue only);

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	the holders of other equity securities if this is required by the rights of those securities or, if the Board considers it necessary, as permitted by the rights of those securities,

provided that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, regulatory or practical problems in, or under the laws of, any territory or any other matters; and

(B)	to the allotment (otherwise than under Resolution 5(A) above) of equity securities up to a nominal amount of £11,006 representing approximately five per cent. of the total issued share capital following the Transaction, such authority to expire at the conclusion of the annual general meeting to be held in 2012 (or, if earlier, at the close of business on 31 August 2012) but so that the Company may make offers and enter into agreements prior to the expiry of such authority which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the power had not expired.

6.	THAT, subject to and conditional upon Resolution 1 being passed and the New Ordinary Shares being allotted in connection with the Transaction, in substitution for any previously existing authority to allot conferred on the Board at the Annual General Meeting, the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to purchase the Company’s own fully paid ordinary shares of 0.1 pence each by way of one or more market purchases (within the meaning of section 693(4) of the Companies Act 2006) provided that:

(A)	the maximum number of ordinary shares which may be purchased is 22,012,867 (representing 10 per cent. of the issued share capital following the Transaction);

(B)	the minimum price (exclusive of expenses) which may be paid for any share is 0.1 pence;

(C)	the maximum price (exclusive of expenses) which may be paid for any ordinary share is the highest of: (i) an amount equal to 105 per cent. of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) the higher price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out; and

(D)	this authority will expire at the conclusion of the annual general meeting to be held in 2012 or, if earlier, at the close of business on 31 August 2012, unless previously renewed, varied or revoked by the Company in general meeting, save that the Company may, before such authority expires, agree or make an offer to purchase ordinary shares where the purchase will or may be completed, either fully or partly, after this authority expires and may make a purchase of ordinary shares pursuant to any such agreement as if the authority conferred hereby has not expired.”

1.5	The approximate issued and fully paid share capital of CSR following Completion will be as follows:

Class of share capital	Number of shares issued		Nominal value of shares issued (£)
Ordinary Shares of 0.1 p each	200,199,372	*	200,199.37

1.6	The absolute maximum number of Ordinary Shares that could be required by the Transaction is 220,128,665. This is based on Zoran’s issued share capital and the exercise of all Zoran Share options and awards, both outstanding and awards that may be made before Completion, including out of the money options and not using the treasury method.

1.7	The Existing Ordinary Shares are admitted to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange.

1.8	As at 2 August 2011 (the latest practicable date prior to the publication of this document), 14,941,400 Existing Ordinary Shares are held in treasury.

1.9	As at 2 August 2011 (the latest practicable date prior to the publication of this document), there were 13,982 warrants in issue which entitle the holders of such warrants to subscribe for Series H Preferred Stock in SiRF (“Series H Stock”) at an exercise price of US$1.63 at any time prior to 12 February 2013. The number of shares of Series H Stock to be issued to each warrant holder on exercise is determined by multiplying the number of Series H Stock otherwise purchasable under the relevant warrant by the difference between the fair market value of one share of Series H Stock and US$1.63, and dividing by the fair market value of one share of Series H Stock.

1.10	Save as disclosed in paragraph 1.6 of Part XIII (Directors, Senior Management and Employees), neither CSR nor any of its subsidiaries has granted any options over its share or loan capital which remain outstanding or has agreed, conditionally or unconditionally, to grant any such options.

1.11	The New Ordinary Shares will be in registered form and capable of being held in uncertificated form in CREST. Where the New Ordinary Shares are held in certified form, share certificates will be sent to the registered member.

1.12	When admitted to trading, the New Ordinary Shares will be registered with the same International Security Identification Number (ISIN) as is used for Existing Ordinary Shares, which is GB0034147388.

1.13	The New Ordinary Shares will be issued credited as fully paid and on identical terms to and will rank pari passu with the Existing Ordinary Shares, including the right to receive and retain all dividends and other distributions declared, paid or made on Ordinary Shares after the Transaction becomes effective.

1.14	Save in consequence of the Transaction, none of the New Ordinary Shares have been or will be marketed or made available to the public in whole or in part in conjunction with the application for Admission.

2.	Interests of natural and legal persons involved in the Transaction

2.1	The interests of the Directors in the issued share capital of CSR are set out in paragraph 1.6 of Part XIII (Directors, Senior Management and Employees).

2.2	No Director or Proposed Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the CSR Group and which was effected by any member of the CSR Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

3.	Major Shareholders

3.1	The following table provides the name of each person (other than any Director) who, so far as is known to CSR by virtue of the notifications made to it pursuant to the Companies Acts and/or the Disclosure Rules and Transparency Rules, is directly or indirectly interested in three per cent. or more of CSR’s issued share capital, and the amount of such person’s interest: (i) as at 2 August 2011 (being the latest practicable date prior to the publication of this document); and (ii) immediately following Completion (based on CSR’s issued share capital as at 2 August 2011 and up to 49,500,000 New Ordinary Shares being issued in connection with the Transaction).

Name	Number of Ordinary Shares as at 2 August 2011	Percentage Ownership as at 2 August 2011	Number of Ordinary Shares immediately following the Transaction	Percentage Ownership immediately following the Transaction

Schroders plc and subsidiaries	23,931,424	14.03	23,931,424	11.95

The BlackRock Group	19,868,433	11.64	19,868,433	9.92

Majedie Asset Management Limited	10,451,123	6.13	10,451,123	5.22

Legal & General Group plc and its subsidiaries	5,293,746	3.10	5,293,746	2.64

Clients of Aberforth Partners LLP	5,976,882	3.50	5,976,882	2.99

Total	65,521,608	38.40	65,521,608	32.73

3.2	None of the major shareholders in CSR has voting rights that differ from those of other CSR Shareholders.

3.3	As at 2 August 2011 (being the latest practicable date prior to publication of this document), CSR is not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control over CSR nor is it aware of any arrangements, the operation of which may at a subsequent date result in a change in control of CSR.

3.4	As at 2 August 2011 (being the latest practicable date prior to publication of this document), CSR is not aware of any person who, following the Transaction, directly or indirectly, jointly or severally, will exercise or could exercise control over CSR.

4.	Related party transactions

4.1	Save as disclosed in the financial information set out in the related party transaction notes to the 2010 Annual Report and Accounts, 2009 Annual Report and Accounts and 2008 Annual Report and Accounts, incorporated by reference into this document, the CSR Group has not entered into any related party transactions (which for these purposes are those set out in the standards adopted according to the Regulation (EC) No 1606/2002) with any related party during FY 2010, FY 2009 and FY 2008 and during the period between 1 January 2011 and 2 August 2011, the latest practicable date prior to the publication of this document.

4.2	Save as disclosed in the related party transaction note to the financial information on Zoran set out on paragraph 4 of Part X (Historical Financial Information Relating to Zoran), Zoran has not entered into any related party transactions (which for these purposes are those set out in the standards adopted according to the Regulation (EC) No 1606/2002) with any related party during FY 2010, FY 2009 and FY 2008 and during the period between 1 January 2011 and 2 August 2011, the latest practicable date prior to the publication of this document.

5.	Memorandum and Articles of Association

CSR’s objects are unrestricted. The following is a summary of the Memorandum and the Articles of Association, which are available for inspection as set out in paragraph 12 of this Part XIV (Additional Information).

The Articles, which were adopted by special resolution passed on 18 February 2004, with effect from the admission of the Existing Ordinary Shares to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange, and amended on 15 May 2008, 27 May 2009 and 19 May 2010, contain (amongst others) provisions to the following effect:

(A)	Share Capital

The authorised share capital of CSR is not restricted.

(B)	Share Rights

Subject to the Companies Acts, any resolution passed by CSR under the Companies Acts and other shareholders’ rights, shares may be issued with such rights and restrictions as CSR may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the CSR Board (as defined in the Articles) may decide. Redeemable shares may be issued.

(C)	Voting Rights

Subject to any rights or restrictions attaching to any class of shares, every member and every duly appointed proxy present at a general meeting or class meeting has, upon a show of hands, one vote (a proxy has one vote for and one vote against a resolution where he has been appointed by more than one member entitled to vote on the resolution and the proxy has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against the resolution) and every member present in person or by proxy has, upon a poll, one vote for every share held by him.
In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

(D)	Restrictions

No member shall, unless the CSR Board decides otherwise, be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a person with a 0.25 per cent. interest (as defined in the Articles) has been served with a restriction notice (as defined in the Articles) after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Acts.

(E)	Dividends and Other Distributions

CSR may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the CSR Board. Subject to the Companies Acts, the CSR Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of CSR, in the opinion of the CSR Board, justifies its payment. If the CSR Board acts in good faith, it is not liable to holders of shares with preferred or pari passu rights for losses arising from the payment of interim or fixed dividends on other shares.

The CSR Board may withhold payment of all or any part of any dividends or other moneys payable in respect of CSR’s shares from a person with a 0.25 per cent. interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency. The CSR Board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

The CSR Board may if authorised by an ordinary resolution of CSR offer ordinary shareholders (excluding any member holding shares as treasury shares) in respect of any dividend the right to elect to receive Ordinary Shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to CSR.

CSR may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new postal address or account of the holder. In addition, CSR must resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

(F)	Variation of Rights

Subject to the Companies Acts, the rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

(G)	Transfer of Shares

The shares are in registered form. Shares may be held in uncertificated form and, subject to the Articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the Articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the Articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the CSR Board may approve. The instrument of transfer must be signed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the holder until the transferee’s name is entered in the register.

The CSR Board can decline to register any transfer of any share which is not a fully paid share. The CSR Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(i)	is duly stamped or certified or otherwise shown to the satisfaction of the CSR Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the CSR Board may reasonably require;

(ii)	is in respect of only one class of share; and

(iii)	if to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in the Articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The CSR Board may decline to register a transfer of any certificated shares by a person with a 0.25 per cent. interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the CSR Board to be pursuant to an arm’s length sale (as defined in the Articles).

(H)	Alteration of Share Capital

CSR may by ordinary resolution increase, consolidate, consolidate and then sub-divide, or (subject to the Companies Acts) sub-divide its shares or any of them. CSR may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

(I)	General Meetings

The Articles rely on the Companies Act 2006 provisions dealing with the calling of general meetings. The Companies Act 2006 provides that a general meeting (other than an adjourned meeting) must be called by notice of at least 21 days in the case of an annual general meeting (unless shareholders approve a notice period of 14 days by special resolution) and at least 14 days in any other case. Notice of a general meeting must be given in hard copy form, in electronic form, or by means of a website and must be sent to every member and every director. It must state the time and date and the place of the meeting and the general nature of the business to be dealt with at the meeting. A notice calling an annual general meeting must state that the meeting is an annual general meeting.

Each director shall be entitled to attend and speak at any general meeting. The chairman of the meeting may invite any person to attend and speak at any general meeting where he considers that this will assist in the deliberations of the meeting.

(J)	Directors

(a)	Number of directors

The directors shall be not less than two and not more than fifteen in number. CSR may by ordinary resolution vary the minimum and/or maximum number of directors.

(b)	Directors’ shareholding qualification

A director shall not be required to hold any shares in CSR.

(c)	Appointment of directors

Directors may be appointed by CSR by ordinary resolution or by the CSR Board. A director appointed by the CSR Board holds office only until the next following annual general meeting of CSR and is then eligible for re-appointment.

The CSR Board or any committee authorised by the CSR Board may from time to time appoint one or more directors to hold any employment or executive office for such period and on such terms as they may determine and may also revoke or terminate any such appointment.

(d)	Retirement of directors

At every annual general meeting of CSR any director who has been appointed by the CSR Board since the last annual general meeting, or who held office at the time of the two preceding annual general meetings and who did not retire at either of them, or who has held office with CSR, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself for re-appointment by the members.

(e)	Removal of directors by special resolution

CSR may by special resolution remove any director before the expiration of his period of office.

(f)	Vacation of office

The office of a director shall be vacated if:

(i)	he resigns or offers to resign and the CSR Board resolve to accept such offer;

(ii)	his resignation is requested by all of the other directors and all of the other directors are not less than three in number;

(iii)	he is or has been suffering from mental or physical ill health and the CSR Board resolves that his office be vacated;

(iv)	he is absent without the permission of the CSR Board from meetings of the CSR Board (whether or not an alternate director appointed by him attends) for six consecutive months and the CSR Board resolves that his office is vacated;

(v)	he becomes bankrupt or compounds with his creditors generally;

(vi)	he is prohibited by a law from being a director;

(vii)	he ceases to be a director by virtue of the Companies Acts; or

(viii)	he is removed from office pursuant to the Articles.

If the office of a director is vacated for any reason, he must cease to be a member of any committee or sub-committee of the CSR Board.

(g)	Alternate director

Any director may appoint any person to be his alternate and may at his discretion remove such an alternate director. If the alternate director is not already a director, the appointment, unless previously approved by the CSR Board, shall have effect only upon and subject to being so approved.

(h)	Proceedings of the CSR Board

Subject to the provisions of the Articles, the CSR Board may meet for the despatch of business, adjourn and otherwise regulate is meetings as it thinks fit. The quorum necessary for the transaction of the business of the CSR Board may be fixed by the CSR Board and, unless so fixed at any other number, shall be two. A meeting of the CSR Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the CSR Board.

The CSR Board may appoint a director to be the chairman or a deputy chairman and may at any time remove him from that office. Questions arising at any meeting of the CSR Board shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

All or any of the members of the CSR Board may participate in a meeting of the CSR Board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present at the meeting and shall be entitled to vote and to be counted in the quorum.

The CSR Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in the Articles for regulating the meetings and proceedings of the CSR Board so far as the same are applicable and are not superseded by any regulations imposed by the CSR Board.

(i)	Remuneration of directors

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the CSR Board, but the aggregate of all such fees so paid to the directors shall not exceed £2,000,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of CSR. Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the CSR Board or any committee authorised by the CSR Board may decide, either in addition to or in lieu of his remuneration as a director. In addition, any director who performs services which in the opinion of the CSR Board or any committee authorised by the CSR Board go beyond the ordinary duties of a director, may be paid such extra remuneration as the CSR Board or any committee authorised by the CSR Board may determine. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the CSR Board, or committees of the CSR Board or of CSR or any other meeting which as a director he is entitled to attend, and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of CSR’s business or in the discharge of his duties as a director. CSR may also fund a director’s or former director’s expenditure and that of a director or former director of any holding company of CSR for the purposes permitted under the Companies Acts and may do anything to enable a director or former director or a director or former director of any holding company of CSR to avoid incurring such expenditure as provided in the Companies Acts.

(j)	Pensions and gratuities for directors

The CSR Board or any committee authorised by the CSR Board may exercise the powers of CSR to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the Articles) may be granted to or in respect of a director or former director who has not been employed by or held an executive office or place of profit under CSR or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of CSR.

(k)	Directors’ interests

The CSR Board may, subject to the provisions of the Articles, authorise any matter which would otherwise involve a director breaching his duty under the Companies Acts to avoid conflicts of interest. Where the CSR Board gives authority in relation to a conflict of interest the CSR Board may (a) require the relevant director to be excluded from the receipt of information, the participation in discussion and/or the making of decisions related to the conflict of interest; (b) impose upon the relevant director such other terms for the purpose of dealing with the conflict of interest as it may determine; and (c) may provide that the relevant director will not be obliged to disclose information obtained otherwise than through his position as a director of CSR and that is confidential to a third party or to use or apply the information in relation to CSR’s affairs, where to do so would amount to a breach of that confidence. The CSR Board may revoke or vary such authority at any time.

Subject to the provisions of the Companies Acts, and provided he has declared the nature and extent of his interest to the CSR Board as required by the Companies Acts, a director may:

(i)	be party to, or otherwise interested in, any contract with CSR or in which CSR has a direct or indirect interest;

(ii)	hold any other office or place of profit with CSR (except that of auditor) in conjunction with his office of director for such period and upon such terms, including remuneration, as the CSR Board may decide;

(iii)	act by himself or through a firm with which he is associated in a professional capacity for CSR or any other company in which CSR may be interested (otherwise than as auditor);

(iv)	be or become a director or other officer of, or employed by or otherwise be interested in any holding company or subsidiary company of CSR or any other company in which CSR may be interested; and

(v)	be or become a director of any other company in which CSR does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

A director shall not, by reason of his office be liable to account to CSR for any benefit realised by reason of having an interest permitted as described above or by reason of having a conflict of interest authorised by the CSR Board and no contract shall be liable to be avoided on the grounds of a director having any such interest.

(l)	Restrictions on voting

No director may vote on or be counted in the quorum in relation to any resolution of the CSR Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with CSR or any other company in which CSR is interested save to the extent permitted specifically in the Articles.

Subject to certain exceptions set out in the Articles, no director may vote on, or be counted in a quorum in relation to, any resolution of the CSR Board in respect of any contract in which he has an interest and, if he does so, his vote shall not be counted.

Subject to the Companies Acts, CSR may by ordinary resolution suspend or relax to any extent the provisions relating to directors’ interests or the restrictions on voting or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(m)	Borrowing powers

Subject to the Memorandum of Association, the Articles, the Companies Acts and any directions given by CSR by special resolution, the business of CSR will be managed by the CSR Board who may exercise all the powers of CSR, whether relating to the management of the business of CSR or not. In particular, the CSR Board may exercise all the powers of CSR to borrow money, to guarantee, to indemnify, to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of CSR or of any third party. The CSR Board must restrict the borrowings of CSR and exercise all voting and other rights or powers of control exercisable by CSR in relation to its subsidiary undertakings so as to secure that the aggregate principal amount from time to time outstanding of all borrowings (as defined in the Articles) by the CSR Group (exclusive of borrowings within the CSR Group) shall not, without the previous sanction of an ordinary resolution of CSR, exceed an amount equal to the greater of (i) £300,000,000 and (ii) an amount equal to three times the adjusted capital and reserves (as defined in the Articles).

(n)	Indemnity

To the extent permitted by the Companies Acts, CSR may indemnify any director or former director of CSR or any associated company against any liability and may purchase and maintain for any director or former director of CSR or any associated company insurance against any liability.

6.	Material contracts

CSR

6.1	The following is a summary of contracts (not being entered into in the ordinary course of business) which have been entered into by members of the CSR Group: (i) within the two years immediately preceding the date of this document and which are, or may be material; or (ii) which contain any provision under which any member of the CSR Group has any obligation or entitlement which is material to the CSR Group as at the date of this document.

(A)	Amended and Restated Merger Agreement

On 16 June 2011, CSR entered into the Amended and Restated Merger Agreement with Zoran and Merger Sub which sets out their respective obligations governing the Transaction. Further details of the Amended and Restated Merger Agreement are set out in Part II (The Amended and Restated Merger Agreement) of this document.

(B)	Sponsor’s Agreement

On 4 August 2011, an agreement was entered into between CSR and J.P. Morgan Cazenove. Pursuant to this agreement, CSR appointed JPMC as its sponsor in relation to Admission and agreed to provide JPM with certain representations, warranties and indemnities, which are uncapped as to time and amount. The indemnities provided by CSR indemnify JPMC against claims made against it or losses suffered or incurred in connection with, inter alia, the issue of the New Ordinary Shares and admission of such shares to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange, subject to certain exceptions. CSR has also agreed not to make certain announcements without the consent of JPMC (not to be unreasonably withheld or delayed), subject to certain exemptions.

Zoran

6.2

The following is a summary of contracts (not being entered into in the ordinary course of business) which have been entered into by members of the Zoran Group: (i) within the two years immediately preceding the date of this document and which are, or may be material; or (ii) which contain any provision under which any member of the Zoran Group has any obligation or entitlement which is material to the Zoran Group as at the date of this document.

(A)	Amended and Restated Merger Agreement

On 16 June 2011, Zoran entered into a Amended and Restated Merger Agreement with CSR and Merger Sub which sets out their respective obligations governing the Transaction. Further details of the Amended and Restated Merger Agreement are set out in Part II (The Amended and Restated Merger Agreement) of this document.

(B)	Merger agreement relating to Zoran’s acquisition of Microtune

On 7 September 2010, Zoran, Maple Acquisition Corp., a Delaware corporation, and Microtune, entered into an agreement and plan of merger, pursuant to which, and subject to the satisfaction or waiver of certain conditions, Maple Acquisition Corp. would merge with and into Microtune, and Microtune would become a wholly-owned subsidiary of Zoran. This completed on 1 December 2010.

(C)	Indemnification Agreements

Zoran’s amended and restated bylaws require Zoran to indemnify its directors and authorise Zoran to indemnify its officers to the fullest extent permitted by the DGCL. In addition, each of Zoran’s current directors and officers has entered into a separate indemnification agreement with Zoran. Zoran’s restated certificate of incorporation limits the liability of directors to Zoran or Zoran Shareholders to the fullest extent permitted by the DGCL. The obligation to indemnify generally means that Zoran is required to pay or reimburse the individuals’ reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters.

7.	Working capital

CSR

7.1	In the opinion of CSR, the working capital available to the CSR Group is sufficient for its present requirements, that is, for at least the 12 months following the date of this document.

Combined Company

7.2	In the opinion of CSR, the working capital available to the Combined Company is sufficient for its present requirements, that is, for at least the 12 months following the date of this document.

8.	No significant change

CSR

8.1	There has been no significant change in the trading or financial position of the CSR Group since 1 July 2011 (the date to which the latest unaudited published financial information of the CSR Group was prepared).

Zoran

8.2	There has been no significant change in the trading or financial position of the Zoran Group since 30 June 2011 (the date to which the latest unaudited published financial information of the Zoran Group was prepared).

9.	Legal and arbitration proceedings

CSR

9.1	Save as disclosed in paragraph 16 of Part III (Information on CSR), there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which CSR is aware) which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on CSR and/or the CSR Group’s financial position or profitability.

Zoran

9.2

Save as disclosed in paragraph 16 of Part IV (Information on Zoran), there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which CSR is aware) which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on Zoran and/or the Zoran Group’s financial position or profitability.

10.	Sources and bases of information

The sources and bases of statements relating to the market position of CSR and Zoran are set out in this document where the statement is made. Certain information has been obtained from external publications and is sourced in this document where the information is included. CSR confirms that where information has been sourced from a third party, that information has been accurately reproduced and, as far as CSR is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Unless otherwise stated, such information has not been audited.

11.	General

11.1	The Sponsor is authorised and regulated in the United Kingdom by the Financial Services Authority.

11.2	Each of J.P. Morgan Cazenove and N M Rothschild & Sons Limited has given and not withdrawn its consent to the inclusion in this document of its name and the references thereto in the form and context in which they are included.

11.3	The auditors of CSR are Deloitte LLP who have audited the accounts of CSR for the years ended 2 January 2009, 1 January 2010 and 31 December 2010.

11.4	Deloitte LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given and has not withdrawn its written consent to the inclusion in Part XI (Unaudited Proforma Financial Information on the Combined Group) of this document of its report and the references thereto in the form and context in which it is included and has authorised the contents of that part of the document which comprises its report for the purposes of paragraph 5.5.3R(2)(f) of the Prospectus Rules.

11.5	The registrar of CSR is Equiniti of Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

11.6	The total costs, charges and expenses of the Transaction are estimated to amount to approximately $17,976,000 (excluding any amounts in respect of value added tax thereon).

11.7	The New Ordinary Shares are not being marketed or made available to the public in whole or in part other than in connection with the Transaction.

11.8	Notices of the CSR General Meeting to be sent to CSR Shareholders have been posted to their registered addresses and, in the case of joint holders, have been posted to the registered address of the first-named holder. In addition, appropriate public announcements and advertisements have been made in accordance with the Listing Rules.

12.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ and at the offices of Slaughter and May, the Company’s solicitors, at One Bunhill Row, London, EC1Y 8YY, up to and including the date of Admission:

(A)	this document;

(B)	the Memorandum and Articles of Association of the Company;

(C)	the 2008 Annual Report and Accounts, the 2009 Annual Report and Accounts, the 2010 Annual Report and Accounts and 2011 Interim Report;

(D)	Zoran’s Annual Report on Form 10-K for the year ended 31 December 2010;

(E)	the service contracts and letters of appointment referred to in paragraphs 2 and 3 of Part XIII (Directors, Senior Management and Employees) of this document;

(F)	the CSR 2011 Executive Incentive Plan;

(G)	the written consents referred to in paragraph 11 of this Part XIV;

(H)	the report of Deloitte LLP set out in Part XI of this document;

(I)	the material contracts referred to in paragraph 6 of this Part XIV; and

(J)	the Circular.

PART XV

DOCUMENTATION INCORPORATED BY REFERENCE

The table below sets out the various sections of documents which are incorporated by reference into this document, so as to provide the information required pursuant to the Prospectus Rules and to ensure that CSR Shareholders and others are aware of all information which, according to the particular nature of CSR and of the Ordinary Shares, is necessary to enable CSR Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of CSR, and of the rights attaching to the Ordinary Shares. These documents are also available on the Company’s website at http://www.csr.com/investorrelations/reportandaccounts/.

Information incorporated by reference into this document	Location of incorporation into this document	Page numbers in this document

2008 Annual Report and Accounts	Part IX - Historical Financial Information Relating to CSR	102

	Part V - Operating and Financial Review Relating to CSR	77

2009 Annual Report and Accounts	Part IX - Historical Financial Information Relating to CSR	102

	Part V - Operating and Financial Review Relating to CSR	77

2010 Annual Report and Accounts (excluding the section titled “Outlook” on pages 6 and 7)	Part IX - Historical Financial Information Relating to CSR Part V - Operating and Financial Review Relating to CSR	102 77

	Part XIII - Directors, Senior Management and Employees	163

2011 Interim Report	Part IX - Historical Financial Information Relating to CSR	102

	Part V - Operating and Financial Review Relating to CSR	77

The documents incorporated by reference in this document have been incorporated by reference in compliance with Prospectus Rule 2.4.1.

Information which is itself incorporated by reference or referred or cross-referred to in these documents is not incorporated by reference into this document. Except as set for the above no other portion of these documents is incorporated by reference into this document.

DEFINITIONS

The definitions set out below apply throughout this document, unless the context requires otherwise.

“2008 Annual Report and Accounts”

the historical audited consolidated financial statements of CSR and its subsidiaries for the year ended and as at 2 January 2009, and the related auditor’s report of Deloitte LLP for the year ended and as at 2 January 2009;

“2009 Annual Report and Accounts”

the historical audited consolidated financial statements of CSR and its subsidiaries for the year ended and as at 1 January 2010, and the related auditor’s report of Deloitte LLP for the year ended and as at 1 January 2010;

“2010 Annual Report and Accounts”

the historical audited consolidated financial statements of CSR and its subsidiaries for the year ended and as at 31 December 2010, and the related auditor’s report of Deloitte LLP for the year ended and as at 31 December 2010;

“2011 Interim Report”

the unaudited financial statements of CSR and its subsidiaries for the half year ended 1 July 2011;

“Admission”

the admission of the New Ordinary Shares to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange becoming effective;

“ADR”

American Depositary Receipt;

“ADS Admission”

the admission of the CSR ADSs to listing and to trading on The NASDAQ Stock Market;

“ADS”

American Depositary Shares;

“Amended and Restated Merger
Agreement”

the amended and restated agreement and plan of merger pursuant to the Merger Agreement and setting out the revised terms and conditions of, and the arrangements for implementation of, the Transaction;

“Annual Report and Accounts”

the annual report and accounts prepared by CSR for FY 2008, FY 2009 and/or FY 2010 (as the case may be);

“Articles of Association” or “Articles”

the articles of association of CSR, details of which are set out in paragraph 5 of Part XIV (Additional Information) of this document;

“ASE”

Advanced Semiconductor Engineering, Inc.;

“ASP”

average unit selling prices;

“Broadcom”

Broadcom Corporation;

“Business Day”

any day on which banks are generally open in London for the transaction of business other than a Saturday or Sunday or public holiday;

“certificated” or “in certificated form”

a share or other security which is not in uncertificated form (that is, not in CREST);

“Circular”

the circular dated 4 August 2011 and despatched to CSR Shareholders, containing the notice convening the CSR General Meeting;

“City Code”

the City Code on Takeovers and Mergers issued from time to time by the Panel;

“Combined Company”

means, from Completion, the CSR Group (including the Zoran Group);

“Combined Company Board”

the enlarged board of directors of CSR;

“Companies Act 1985”

the Companies Act of England and Wales 1985, as amended;

“Companies Act 2006”

the Companies Act of England and Wales 2006, as amended;

“Companies Acts”

every statute (including any orders, regulations or other subordinate legislation passed under it) from time to time in force concerning companies in so far as it applies to CSR;

“Completion”

completion of the Transaction;

“Conditions”

the conditions to the Transaction, the principal conditions being summarised in paragraph 21 of Part II (The Amended and Restated Merger Agreement) of this document;

“Control”

means, in relation to a body corporate, the power of a person to secure:

(a) by means of the holding of shares or the possession of voting rights in or relating to that or any other body corporate; or

(b) by virtue of any powers conferred by articles of association or other documentation regulating that or any other body corporate,

that the affairs of the first mentioned body corporate are conducted in accordance with the wishes of that person;

“CREST”

the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK;

“CREST Regulations”

the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“CSR” or “the Company”

CSR plc, a company incorporated in England and Wales with registered number 04187346, whose registered office is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ;

“CSR ADSs”

the ADSs that will be issued to Zoran Shareholders by the CSR Depositary Bank, for each Zoran Share held; each CSR ADS will represent four New Ordinary Shares;

“CSR Annual General Meeting”

the annual general meeting of CSR held on 18 May 2011;

“CSR Board”

the board of directors of CSR from time to time;

“CSR Depositary Bank”

JPMorgan Chase Bank N.A.;

“CSR General Meeting”

the general meeting of CSR to be held on 30 August 2011 and convened for the purposes of, amongst other things, considering and, if thought fit, approving the Transaction and the Resolutions, notice of which is set out in the Circular;

“CSR Group”

CSR and its subsidiary undertakings;

“CSR Share Schemes”

the Founders Share Option Plan, the Global Share Option Plan, the CSR Share Option Plan, the SAYE Share Option Scheme and the CSR Share Award Plan;

“CSR Shareholders”

holders of the Existing Ordinary Shares and the New Ordinary Shares from time to time, as appropriate;

“Deposit Agreement”

the deposit agreement to be entered into between CSR, the CSR Depositary Bank and the registered holders of the CSR ADSs (from time to time);

“DGCL”

Delaware General Corporation Law;

“Director”

a director of CSR as at the date of this document, excluding, for the avoidance of doubt, the Proposed Director;

“Disclosure Rules and
Transparency Rules” or “DTR”

the disclosure rules and transparency rules made under Part VI of FSMA (as set out in the FSA Handbook), as amended;

“EPS”

earnings per share;

“EU”

the European Union first established by the treaty made at Maastricht on 7 February 1992;

“Euro”

the single currency of the member states of the European Communities that adopt or have adopted the Euro as their lawful currency under the legislation of the EU or European Monetary Union;

“Euroclear UK”

Euroclear UK & Ireland Limited (formerly named CRESTCo Limited), the operator of CREST;

“Exchange Agent”

JPMorgan Chase Bank N.A., engaged by CSR to handle the exchange of Zoran Share certificates pursuant to the Transaction;

“Exchange Ratio”

under the Amended and Restated Merger Agreement, subject to certain exceptions, each issued and outstanding Zoran Share will be converted into the right to receive 0.14725 CSR ADSs, subject to anti-dilution adjustment;

“Existing Ordinary Shares”

the ordinary shares of 0.1 pence each in the capital of CSR at the date of this document;

“FCC”

the US Federal Communications Commission;

“Financial Statements”

the 2008 Annual Report and Accounts, the 2009 and the 2010 Annual Report and Accounts;

“Form F-4”

the Registration Statement on Form F-4 containing a proxy statement/prospectus for the Zoran Shareholders relating to the registration under the US Securities Act of the issuance of the New Ordinary Shares in the form of CSR ADSs in the Transaction, filed with the SEC and declared effective on 29 July 2011, as amended;

“Form F-6”

the registration statement on Form F-6 relating to the registration under the US Securities Act of the issuances of the CSR ADSs;

“Form 8-A”

the registration statement on Form 8-A relating to the registration under the US Securities Exchange Act of the CSR ADSs and the underlying New Ordinary Shares;

“FSA” or “Financial Services
Authority”

the Financial Services Authority of the United Kingdom;

“FSMA”

the Financial Services and Markets Act 2000, as amended;

“FY 2008”, “FY 2009” and “FY 2010”

the financial years ended 2 January 2009, 1 January 2010 and 31 December 2010 respectively;

“GAAP”

generally accepted accounting principles;

“Hart-Scott-Rodino Act”

Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended;

“HMRC”

HM Revenue and Customs;

“IASB”

International Accounting Standards Board;

“IFRS”

International Financial Reporting Standards as issued by the International Accounting Standards Board;

“IP”

intellectual property;

“IPR”

intellectual property rights;

“ITC”	United States International Trade Commission;

“J.P. Morgan Cazenove”, “JPMC” or the Sponsor

J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove;

“Listing Rules”

the listing rules made under Part VI of FSMA (as set out in the FSA Handbook), as amended;

“London Stock Exchange”

London Stock Exchange plc or its successor(s);

“Main Market”

the main market for listed securities;

“Memorandum of Association” or
“Memorandum”

the memorandum of association of CSR, details of which are set out in paragraph 5 of Part XIV (Additional Information) of this document;

“Merger Agreement”

the agreement and plan of merger between (1) CSR, (2) Merger Sub, and (3) Zoran setting out the terms and conditions of, and the arrangements for implementation of, the Transaction, summarised in Part II of this document;

“Merger Sub”

Zoran Merger Sub, Inc., a wholly-owned subsidiary of CSR;

“Microtune”

Microtune, Inc.;

“Motorola”

Motorola, Inc.;

“The NASDAQ Stock Market”

The NASDAQ Stock Market of the United States;

“New Ordinary Shares”

the ordinary shares of 0.1 pence each in the capital of CSR to be issued by CSR pursuant to the Transaction;

“NICs”

national insurance contributions;

“NordNav”

NordNav Technologies AB;

“Notice of General Meeting”

the notice of the CSR General Meeting set out in the Circular;

“Official List”

the official list of the UK Listing Authority;

“Option Exchange Ratio”

the number of CSR ADSs or Ordinary Shares issuable for each converted option or restricted stock unit will equal the number of Zoran Shares subject to the award multiplied by an exchange ratio derived from the Transaction Consideration, rounded down to the nearest share for options and rounded to the nearest share for restricted stock units. The exchange ratio for awards settled in CSR ADSs is 0.14725 plus the quotient obtained by dividing (x) $6.26 multiplied by the applicable currency conversion rate, by (y) the product of four (4) multiplied by the trading price for an Ordinary Share on the day prior to the Transaction. The exchange ratio for awards settled in Ordinary Shares is 0.589 plus the quotient obtained by dividing (x) $6.26 multiplied by the applicable currency conversion rate, by (y) the trading price for an Ordinary Share on the day prior to the Transaction. In addition, the per share exercise price of each converted option will be adjusted by dividing the current exercise price by the CSR ADS exchange ratio or the Ordinary Shares exchange ratio, depending on which instrument is issuable upon exercise, with the result rounded up to the nearest whole cent;

“Ordinary Shares”

ordinary shares of 0.1 pence each in the share capital of CSR from time to time, and includes the Existing Ordinary Shares and the New Ordinary Shares as appropriate;

“Overseas Shareholders”

holders of Ordinary Shares with registered addresses outside the UK or who are citizens of, incorporated in, registered in or otherwise resident in, countries outside the UK;

“Panel”

the Panel on Takeovers and Mergers;

“Pence”, “Pounds”, “£” or “Sterling”

the lawful currency of the United Kingdom;

“Performance Award”

CSR Share Award Plan

“PFIC”

passive foreign investment company;

the “PRC”

the People’s Republic of China;

“Proposed Director”

Dr Levy Gerzberg;

“Prospectus Rules”

the prospectus rules made under Part VI of FSMA (as set out in the FSA Handbook), as amended;

“R&D”

research and development;

“Ramius”

Ramius Value and Opportunity Master Fund Ltd.;

“REACH Legislation”

Registration, Evaluation and Authorisation of Chemicals Legislation;

“Registrar”

Equiniti Limited;

“Registration Statement”

the registration statement of CSR filed with the SEC and declared effective on 29 July 2011;

“Regulation S”

Regulation S under the US Securities Act;

“Remuneration Committee”

means a duly appointed committee of the CSR Board comprising a majority of directors who do not hold any executive office with the Company or any of its subsidiaries, or who will not themselves participate in the SAYE Share Option Scheme;

“Resolutions”

the resolutions to be proposed at the CSR General Meeting as set out in the Circular and as detailed in paragraph 1.4 of Part XIV (Additional Information);

“Restricted Jurisdiction”

any jurisdiction where either sending this document or the issuing of Ordinary Shares would violate the law of that jurisdiction;

“Revised Terms”

the terms and conditions of, and the arrangements for implementation of, the Transaction set out in the Amended and Restated Merger Agreement;

“RoHS Directive”

Restriction of Hazardous Substances Directive;

“Rule 144”

Rule 144 under the US Securities Act;

“SAYE”

SAYE Share Option Scheme;

“SDRT”

United Kingdom stamp duty reserve tax;

“SEC”

United States Securities and Exchange Commission, the government agency having primary responsibility for enforcing the federal securities laws of the United States of America;

“SEE”

social, environmental and ethical matters;

“Shareholder Meetings”

the CSR General Meeting and the Zoran Special Meeting;

“Shareholders”

holders of Ordinary Shares;

“SiRF”

SiRF Technology Holdings, Inc.;

“subsidiary”

a subsidiary as that term is defined in section 1159 of the Companies Act 2006;

“Transaction”

the proposed acquisition of Zoran by CSR pursuant to the terms of the Amended and Restated Merger Agreement and subject to the Conditions;

“Transaction Consideration”	under the terms of the Amended and Restated Merger Agreement, Zoran Shareholders will receive US$6.26 in cash, without interest, and 0.589 New Ordinary Shares, in the form of ADSs that will be listed on The NASDAQ Stock Market, for each Zoran Share held immediately prior to Completion.

“TSMC”

Taiwan Semiconductor Manufacturing Company Limited;

“UK Corporate Governance Code”

the UK Corporate Governance Code published by the Financial Reporting Council in June 2010;

“UK Listing Authority”

the Financial Services Authority acting in its capacity as the competent authority for the purposes of FSMA;

“uncertificated” or “in uncertificated
form”

a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;

“United Kingdom” or “UK”

the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”

the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“US Exchange Act”

the US Securities Exchange Act of 1934, as amended;

“US GAAP”

accounting principles generally accepted in the United States;

“US Securities Act”

the United States Securities Act of 1933, as amended;

“US$”, “US dollars” or “$”

the lawful currency of the United States;

“VAT”

value added tax;

“Zoran”

Zoran Corporation;

“Zoran Board”

the board of directors of Zoran from time to time;

“Zoran Group”

Zoran and its subsidiary undertakings;

“Zoran Group Financial Statements”

the historical audited consolidated financial statements of Zoran and its subsidiaries for the years ended and as at 31 December 2008, 31 December 2009 and 31 December 2010;

“Zoran Shareholders”

holders of Zoran Shares;

“Zoran Shares”

shares of Zoran common stock, par value US$0.001 per share in Zoran; and

“Zoran Special Meeting”

the special meeting of the Zoran Shareholders to be convened for the purposes of considering and, if thought fit, approving the Transaction.

GLOSSARY

1080p	:	the shorthand identification for a set of high-definition television video modes with 1080 horizontal lines of vertical resolution

802.11 a/b/g/n technology	:	successive versions of a set of standards for implementing wireless local area network communication in the 2.4, 3.6 and 5 ghz frequency bands

algorithms	:	programming instructions designed to problem-solve to a given formula

amplifier	:	a device for increasing the power of a signal

ASICs	:	application-specific integrated circuit (an integrated circuit customised for a particular use)

ATSC converter boxes	:	advanced television systems committee standard converter boxes

baseband	:	describing that part of a radio telecommunication system in which information is processed before modulating on to, or after demodulating off, a radio frequency (rf) carrier wave

bill of materials	:	a list of the individual parts (or material) which comprise a finished product and the cost of each of those individual parts

BlueCore	:	CSR family of single chip CMOS based (see below) Bluetooth solutions which integrate onto one chip the Radio Frequency (RF), baseband and communications protocol stack

Bluetooth	:	an open wireless protocol for exchanging data over short distances from fixed and mobile devices

Bluetooth low energy	:	designed to work side-by-side with and complement Bluetooth. It operates in 2.4 GHz ISM band. Devices using ULP Bluetooth will be smaller and more energy-efficient than their Bluetooth counterparts

blu-ray	:	a form of optical disc storage

CCD	:	charge-coupled device (a device for the movement of electrical charge e.g. conversion into a digital value)

cellular	:	derives from ‘cellphone’ and means a mobile phone or other device which communicates through a network of radio ‘cells’

cellular network	:	a radio network distributed over land areas called cells, each served by at least one fixed-location transceiver

chip	:	short for a microchip; semiconductor device or integrated circuit

chip sets	:	a group of microcircuits that organise the flow of data to and from key components of a PC

CMOS	:	Complementary Metal Oxide Semiconductor technology: a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration

COACH	:	camera-on-a-chip

codecs	:	programs to compress or decompress digital audio data

co-exist/co-existence	:	the ability of two systems to operate in parallel without interfering with the other

compression	:	the encoding of information using fewer binary digits than the original representation

connectivity	:	enabling two electronic devices to communicate with each other and transfer data (voice/audio/music/picture/data files) using radio waves

Connectivity Centre	:	a term first promulgated by CSR in its application to wireless connectivity solutions; the Connectivity Centre brings together many aspects of short range wireless connectivity products with excellent co-existence capable of operating concurrently without degradation in optimum performance of each of the individual functions. Bluetooth, FM radio, Wi-Fi, UWB high quality audio for music, GPS location finding technology and NFC can all ultimately co-exist alongside each other

cores	:	a processor that reads and executes program instructions

CPE	:	consumer premise equipment; any terminal or equipment located at a customer or subscriber’s premises

cpus	:	central processing unit

Clear Voice Capture	:	CVC®

decompression products	:	products reducing the bit-rate of encoded information

demodulator	:	electrical methods of extracting an information-bearing signal from a modulated carrier wave e.g. a modem

design win	:	CSR records a design win when a product using one of its ICs becomes Bluetooth qualified

digital	:	the representation of data by a series of bits or discrete values such as 0s and 1s

Dolby digital	:	an audio encoding technology

DSP	:	digital signal processor; microprocessor designed to facilitate digital signal processing

DVD		digital versatile disc;

DTV	:	digital television

EGPS	:	enhanced GPS: as the name suggests an enhancement to GPS whereby measurements are made by the GPS receiver on the signals received from the mobile phone network which allow both fine tuning and frequency assistance to the GPS receiver. This further accelerates acquisition of a fix, as well as allowing, when GPS signals are unavailable, fall-back to a fix made solely from the measurements made on the cellular network (see also ‘GPS’)

EMTAs	:	embedded multimedia terminal adapters; a platform that connects telephones, faxes and terminal equipment to a cable operator’s advanced ip communications network.

fabless	:	short for fabrication facility-less, a business model used in the semiconductor industry, where the manufacture (or fabrication) of ICs is subcontracted to a foundry

feature phone	:	a mobile phone which has added functionality over and above a base model designed specifically to meet the requirements of a particular market segment. Typically these ‘features’ can include a digital camera, Bluetooth connectivity, FM radio or MP3 player. These phones are intended to occupy the mid-market segment

flash memory	:	electronic memory which retains its contents irrespective of applied power

FM	:	frequency modulated

GNSS	:	Global Navigation Satellite Systems; equipment that provides geo-spatial positioning with global coverage

GPS	:	Global Positioning System: a satellite based radio navigation system that allows receiving devices to take an accurate location fix of the device. Positions are derived by measuring the time of arrival of signals broadcast from the constellation of satellites, and knowledge of the instantaneous positions of the satellites. (The information required to calculate this being broadcast at a very low data rate by the satellites themselves, and is known as almanac and ephemeris data)

h.264 codecs	:	video compression codec used in the recording, compression and distribution of high definition video

hardware	:	the physical components of a computer system

HD	:	high definition

host software		software running on the system in which the device is embedded

IC or integrated circuit	:	a semiconductor device consisting of many thousands or millions of interconnected transistors and other components

integrated mixed signal circuit design	:	circuits using integrated analog and digital circuits

ISM Bands	:	ISM Bands or Industrial, Scientific and Medical are radio frequencies reserved around the world for unlicensed use originally intended for industrial, scientific and medical products rather than general communication. Their international unlicensed status makes them suitable for lower power communication systems like Bluetooth, WirelessLAN etc and means they are being widely adopted in these areas

ISO	:	International Standards Organisation: the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental management systems, computers, data communications, and many other fields

ISO 14001	:	corporate certificate of environmental policy and credentials

ISO 9000	:	a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services including data-communications equipment and services

java	:	an object-oriented programming language

JPEG pictures	;	compressed digital photographs

LCD	:	liquid crystal display

media players	:	software for playing multimedia files

MEMC	:	Motion Estimation Motion Compensation

memory	:	any device that can store data in machine-readable format which may include RAM, ROM and Flash

MFP	:	Multi-Function Peripheral; an office machine incorporating the functions of multiple devices e.g. printer/scanner/photocopier

microcontroller	:	often defined as being a microprocessor together with its memory and a means of allowing input and output

MMUs	:	memory management units; a hardware component facilitating access to memory requested by the central processing unit

MP3	:	a file format which compresses or ‘shrinks’ voice and music files for transfer between one electronic device to another whilst retaining CD quality audio

MPEG	;	moving picture experts group ( a group of experts that set standards for audio and video compression)

MPEG2	:	a standard for the generic coding of moving pictures and associated audio information

MPEG4	:	a collection of methods defining of audio and visual digital data

multimedia	:	using a combination of media e.g. text, audio, images, animation, video

NFC	:	Near Field Communications; a short-range high frequency wireless communication technology which enables the exchange of data between devices over a distance of about four centimetres. Its application includes secure payment transactions using the customers mobile phone or transfer of files for example photo images from a digital camera to a PC

nm	:	nanometer

ODM	:	Original Design Manufacturer; a manufacturer that designs and manufactures equipment for another company who will, in turn sell this to the end-user

OEM	:	a Original Equipment Manufacturer; a manufacturer that sells equipment to retail and wholesale outlets

OHSAS 18001	:	an occupational health and safety certification

package	:	the package of a semiconductor is the physical and electrical interface between the chip and the system in which it operates

passive components	:	components that do not bring energy to the circuit e.g. resistors, capacitators, inductors

PC	:	personal computer

PCI	:	peripheral component interconnect; a bus for attaching hardware devices to a computer

PCL	:	Print Control Language

PDL	:	page description language; a language that describes the appearance of a printed page in a higher level than an output bitmap

playback	:	the characteristic of a device to be able to play selected music or video tracks which are stored on that device

PND	:	Personal Navigation Device; a portable electronic product which combines a positioning capability (such as GPS) and navigation functions and enables the user to find out where they are located and get directions to move from one place to another

product qualification	:	the approval of a product or process for use by an ODM or OEM

protocol	:	a method by which two dissimilar systems can communicate

RF	:	radio frequency; frequencies of electromagnetic waves between approximately 3 kHz and 300 GHz

SA 8000	:	a global social accountability standard for working conditions

semiconductor	:	a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and galliumarsenide and the term is also used to apply to ICs made from these materials

set-top boxes	:	a device that connects a television with a signal

short range	:	Bluetooth is principally used for communicating over ranges of up to ten metres

silicon	:	a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits

silicon tuners	:	a silicon device used to select a single channel on the broadband cable system

silicon wafers	:	a thin slice of silicon which is used in the making of microchips and other micro-devices

SoC	:	system on a chip; a technology that takes all the necessary electronic circuits and parts for a complete system and integrates them into a single circuit (Silicon chip)

software	:	a collection of computer programs, procedures and algorithms used in computers, which sends information to the computer, which determines how the computer will run

software solution	:	a solution where instructions and data are read from memory (or memories) and then the instructions interpreted and executed by a microprocessor to modify the data in the intended way

software stacks	:	a layered set of software subsystems or components that are combined and integrated to provide a fully functional product or service with structured communication through the stack

system solutions	:	a technology or process which, when implemented allows the user to maximise usage of computer systems or software

tablets	:	a type of compact portable personal computer which is equipped with a touchscreen, and a wireless adaptor for internet

telematics systems	:	a system, which is used in road vehicles which can assist with monitoring the location and movements of a vehicle or a fleet of vehicles

terrestrial	:	over-the-air

USB	:	universal serial bus, which is a device that is used to establish communication between devices and a host controller (such as a computer). The USB can connect computer devices such as mice, keyboards, printers and external hard drives to the computer allowing the two devices to communicate and share information

UWB	:	Ultra WideBand

variable compression ratios	:	a technology, which increases fuel efficiency, by adjusting internal combustion engine cylinder compression ratios on the fly

wafer	:	a disc made of a semiconducting material such as silicon, usually between 150mm (6”) and 300mm (12”) in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits

Wi-Fi	:	short for ‘wireless fidelity’ (also known as IEEE 802.11a/b/g/n); an 1155 Mbs raw radio bit rate data centric wireless communication standard typically associated with wireless computer networks at home and in the office and public spaces

wireless connectivity	:	the ability of a device to connect to a wireless network, and transmit a signal between two or more devices

wireless network	:	a computer network that is not connected by any wires or cables. the wireless network is generally implemented and administered using a transmission system called radio waves which carry the signal over part or all of the communication path

wireless solutions	:	a technology or a process which allows the user to implement wireless services which best suits their needs

wireless standards	:	a set of standards (such as ieee 802.11 or 4g) which are used for implementing wireless local area network computer communication, allowing users to connect to other devices and the wider world wide web

XPS	:	XML paper specification: an open, royalty-free, fixed layout document format. it allows a page design to be maintained intact from computer to computer regardless of the fonts that reside in the target computer

yield	:	when used in connection with manufacturing of chips, the ratio of the number of usable products to the total number of products on a wafer

About CSR

CSR is a leading global provider of personal wireless technology, including Bluetooth, GPS, FM and Wi-Fi, to industry leaders in consumer electronics, mobile handsets and the automotive industry. Its technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras and mobile gaming, plus a wide range of personal and commercial tracking applications. CSR is headquartered in Cambridge, UK, and has offices in Europe, Asia and North America. More information can be found at www.csr.com. Keep up to date with CSR on our blog, or follow us on Twitter at twitter.com/CSR_plc

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise.

Any acceptance of, or response to, the proposed merger should be made only on the basis of the information referred to, in respect of CSR shareholders, the shareholder circular seeking the approval of CSR shareholders for the proposed merger (the “Circular”) and prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) issued by CSR or, in respect of Zoran stockholders, the amended proxy statement/prospectus (the “Proxy Statement/Prospectus”) which forms part of the amended registration statement on Form F-4 (the “Amended Registration Statement”).

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) an amended Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus has been mailed to stockholders of Zoran. Shareholders of CSR and stockholders of Zoran are advised to read carefully the formal documentation in relation to the proposed merger. The proposals for the proposed merger are, in respect of the CSR shareholders, being made solely through the Circular, and, in respect of the Zoran stockholders, being made solely through the Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the final Proxy Statement/Prospectus contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran stockholders, in the Proxy Statement/Prospectus.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.zoran.com and CSR’s website www.csr.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND INVESTORS OF ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The UK Prospectus will be published and mailed to shareholders on 4 August 2011. The Proxy Statement/Prospectus was mailed to Zoran shareholders on 1 August 2011.

Forward Looking Statements

This statement contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and Zoran (together such companies and their subsidiaries, the “Combined Group”), as well as other future events and their potential effects on CSR and the Combined Group. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, the expected benefits of the proposed merger with Zoran, including the expected cost, revenue, technology and other synergies from the proposed merger, the expected impact of the proposed merger for customers and end-users, business and management strategies and the expansion and growth of CSR’s and the Combined Group’s operations, potential synergies and potential savings resulting from the proposed merger with Zoran, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s and the Combined Group’s business strategies and the environment in which CSR and the Combined Group will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and the Combined Group.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to obtain governmental approvals of the proposed merger with Zoran or to satisfy other conditions to such proposed merger on the proposed terms and timeframe; the possibility that the proposed merger with Zoran does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s and the Combined Group’s products and other risks relating to CSR’s and the Combined Group’s fabless business model; declines in the average selling prices of CSR’s and the Combined Group’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s and the Combined Group’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s and the Combined Group’s products and the products that use CSR’s and the Combined Group’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s and the Combined Group’s subcontractors achieve with respect to CSR’s and the Combined Group’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s and the Combined Group’s ability to manage past and future acquisitions; CSR’s and the Combined Group’s ability to protect its intellectual property; CSR’s and the Combined Group’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.